     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2004
                                                      REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             CMS ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

           MICHIGAN                         6719                  38-2726431
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                  517-788-0351

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 THOMAS J. WEBB
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             CMS ENERGY CORPORATION
                                One Energy Plaza
                             Jackson, Michigan 49201
                                  517-788-0351
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:

                            ROBERT C. SHROSBREE, ESQ.
                            ASSISTANT GENERAL COUNSEL
                             CMS ENERGY CORPORATION
                                One Energy Plaza
                             Jackson, Michigan 49201
                                  517-768-7323

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: | |

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |

                         CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                PROPOSED MAXIMUM    PROPOSED MAXIMUM    AMOUNT OF
   TITLE OF EACH CLASS OF        AMOUNT TO BE  OFFERING PRICE PER  AGGREGATE OFFERING  REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED         UNIT(1)            PRICE(1)           FEE
---------------------------------------------------------------------------------------------------
7.75% Senior Notes due 2010....  $300,000,000         100%            $ 300,000,000    $  38,010.00
===================================================================================================

(1) Estimated pursuant to Rule 457(f) solely for the purpose of calculating the registration fee.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT CONSUMMATE THE EXCHANGE OFFER UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH 12, 2004

                             Preliminary Prospectus

                                  $300,000,000

                             CMS ENERGY CORPORATION

                       Exchange Offer for all Outstanding

                           7.75% Senior Notes due 2010

       The Exchange Offer will expire at 5:00 p.m., New York City time, on
                     ____________, 2004 unless we extend it.

                           Terms of the Exchange Offer

                           ---------------------------

We are offering to exchange new registered 7.75% Senior Notes due 2010 for all of our old unregistered 7.75% Senior Notes due 2010.

The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes will not be applicable to the new notes. The new notes will have the same financial terms and covenants as the old notes, and will be subject to the same business and financial risks. Any outstanding old notes not validly tendered will remain subject to existing transfer restrictions.

Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn by you at any time prior to the expiration of the Exchange Offer as described in this prospectus.

The new notes will not be listed on any securities exchange or included in any automatic quotation system.

We will not receive any proceeds for the exchange.

We are not asking you for a proxy and you are requested not to send us a proxy.

      THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is _______________, 2004

                                TABLE OF CONTENTS

                                                                            PAGE

Important Notice about Information in this Prospectus.....................     2
Where You Can Find More Information.......................................     2
Forward-Looking Statements and Information................................     3
Summary...................................................................     5
Risk Factors..............................................................    17
Use of Proceeds...........................................................    28
Ratio of Earnings to Fixed Charges........................................    28
Description of the New Notes..............................................    28
Ratings...................................................................    52
The Exchange Offer .......................................................    52
Management's Discussion and Analysis of Financial Condition and Results of
Operations for the Fiscal Year Ended December 31, 2003....................    63
Our Business..............................................................    96
Legal Proceedings.........................................................   109
Our Management............................................................   111
Affiliate Relationships and Transactions..................................   120
Certain United States Federal Income Tax Consequences.....................   121
Plan of Distribution......................................................   123
Legal Opinion.............................................................   124
Experts...................................................................   124
Glossary..................................................................   126
Index to Consolidated Financial Statements................................   131

              IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different or to make any representations about us or the transactions we discuss in this prospectus. If you receive information about these matters that is not included in this prospectus, you must not rely on that information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC under File No. 1-9513. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You can find additional information about us, including our Annual Report on Form 10-K for the year ended December 31, 2003, on our Web site at http://www.cmsenergy.com. The information on this Web site is not a part of this prospectus.

      We have filed with the SEC a registration statement on Form S-4 under the Securities Act, and the rules and regulations promulgated under the Securities Act of 1933 (the "SECURITIES ACT"), with respect to the new notes offered for exchange under this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each of those statements is qualified in all respects by reference to the full text of the contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the SEC.

                   FORWARD-LOOKING STATEMENTS AND INFORMATION

      This prospectus contains forward-looking statements as defined in Rule 3b-6 of the Securities Exchange Act of 1934, as amended, Rule 175 of the Securities Act of 1933, as amended, and relevant legal decisions. Our intention with the use of such words as "may," "could," "anticipates," "believes," "estimates," "expects," "intends," "plans," and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed this discussion of potential risks and uncertainties to highlight important factors that may impact our business and financial outlook. We have no obligation to update or revise forward-looking statements regardless of whether new information, future events or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause our actual results to differ materially from the results anticipated in these statements. Such factors include our inability to predict and/or control:

      - the efficient sale of non-strategic or under-performing domestic or international assets and discontinuation of certain operations,

      -     achievement of capital expenditure reductions and cost savings,

      - capital and financial market conditions, including the current price of CMS Energy Common Stock and the effect on our pension plan, interest rates and availability of financing to us and, Consumers Energy Company ("CONSUMERS") our wholly owned gas and electric utility subsidiary, or any of our affiliates, and the energy industry,

      - market perception of the energy industry, us or Consumers, or any of our affiliates,

      -     our and Consumers' or any of our affiliates security ratings,

      -     currency fluctuations, transfer restrictions, and exchange controls,

      - factors affecting utility and diversified energy operations such as unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, maintenance or repairs, environmental incidents, or electric transmission or gas pipeline system constraints,

      -     ability to access the capital markets successfully,

      - international, national, regional, and local economic, competitive and regulatory policies, conditions and developments,

      - adverse regulatory or legal decisions, including environmental laws and regulations,

      - federal regulation of electric sales and transmission of electricity including re-examination by federal regulators of the market-based sales authorizations by which our subsidiaries participate in wholesale power markets without price restrictions, and proposals by FERC to change the way it currently lets our subsidiaries and other public utilities and natural gas companies interact with each other,

      - energy markets, including the timing and extent of unanticipated changes in commodity prices for oil, coal, natural gas, natural gas liquids, electricity, and certain related products due to lower or higher demand, shortages, transportation problems or other developments,

      - potential disruption, expropriation or interruption of facilities or operations due to accidents, war, terrorism, or changing political conditions and the ability to obtain or maintain insurance coverage for such events,

      - nuclear power plant performance, decommissioning, policies, procedures, incidents, and regulation, including the availability of spent nuclear fuel storage,

      - technological developments in energy production, delivery, and usage,

      - changes in financial or regulatory accounting principles or policies,

      - outcome, cost, and other effects of legal and administrative proceedings, settlements, investigations and claims, including particularly claims, damages, and fines resulting from round-trip trading and inaccurate commodity price reporting,

      - limitations on our ability to control the development or operation of projects in which our subsidiaries have a minority interest,

      - disruptions in the normal commercial insurance and surety bond markets that may increase costs or reduce traditional insurance coverage, particularly terrorism and sabotage insurance and performance bonds,

      - other business or investment considerations that may be disclosed from time to time in our or Consumers' SEC filings or in other publicly issued written documents, and

      - other uncertainties that are difficult to predict, and many of which are beyond our control.

The factors identified under "Risk Factors" on page 17 are also important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us or our subsidiaries.

                                     SUMMARY

      This summary may not contain all the information that may be important to you. You should read this prospectus to which we refer you to in their entirety before making an investment decision. The terms "CMS," "CMS ENERGY," "OUR," "US" and "WE" as used in this prospectus refer to CMS Energy Corporation and its subsidiaries as a combined entity, except where it is made clear that such term means only CMS Energy Corporation.

      In this document, "BCF" means billion cubic feet, "GWH" means gigawatt-hour, "KWH" means kilowatt-hour, "MMBBLS" means million barrels,"MMCF" means million cubic feet and "MW" means megawatts.

CMS ENERGY CORPORATION

      CMS Energy, formed in Michigan in 1987, is an integrated energy holding company operating through subsidiaries in the United States and in selected markets around the world. Its two principal wholly-owned subsidiaries are Consumers and CMS Enterprises Company ("CMS ENTERPRISES"). Consumers is a public utility that provides natural gas and/or electricity to almost 6 million of Michigan's 10 million residents and serves customers in all 68 of the state's Lower Peninsula counties. Through subsidiaries, Enterprises is engaged in several energy businesses in the United States and in selected international markets.

      Our assets and services include: electric and natural gas utility operations; independent power production; natural gas transmission, storage and processing; and international energy distribution. Our principal businesses are:

      - Consumers' electric utility, which owns and operates 30 electric generating plants with an aggregate of 6,431 MW of capacity and serves 1.75 million customers in Michigan's Lower Peninsula;

      - Consumers' gas utility, which owns and operates over 25,551 miles of distribution mains and 1,624 miles of transmission lines throughout the Lower Peninsula of Michigan, providing natural gas to 1.67 million customers;

      - CMS Generation Co. ("CMS GENERATION"), a wholly owned subsidiary of CMS Energy, that has ownership interests in independent power plants with 8,749 gross MW (4,141 net MW) throughout the United States and abroad. The plants are located in the U.S., Argentina, Australia, Chile, Ghana, India, Jamaica, Morocco and the United Arab Emirates. CMS Generation currently has ownership interests in the Shuweihat power plant that is under construction in the United Arab Emirates and the Saudi Petrochemical Company power plant which is in advanced development and will be located in the Kingdom of Saudi Arabia. These plants total approximately 1,784 gross MW (420 net MW) of electric generation; and

      - CMS Gas Transmission Company ("CMS GAS TRANSMISSION"), a wholly owned subsidiary of CMS Energy, that owns an interest in over 5,085 miles of pipelines. The pipelines are located in the U.S., Argentina, Australia and Chile. It also owns gathering systems and processing facilities.

                               RECENT DEVELOPMENTS

2003 RESULTS OF OPERATIONS

CMS ENERGY CONSOLIDATED NET LOSS

      Our 2003 net loss was $44 million, an improvement of $606 million from 2002. We are continuing to restructure our business operations, and as our financial plan moves forward, we will maintain our strategy of selling under-performing or non-strategic assets in order to reduce our debt, to reduce business risk, and to provide for more predictable future earnings.

                                                                           RESTATED    RESTATED
YEARS ENDED DECEMBER 31                                         2003         2002         2001
-----------------------                                       --------     --------     --------
                                                                  IN MILLIONS (EXCEPT FOR PER
                                                                         SHARE AMOUNTS)
Net Loss .................................................    $   (44)     $  (650)     $  (459)
Basic loss per share .....................................    $ (0.30)     $ (4.68)     $ (3.51)
Diluted loss per share ...................................    $ (0.30)     $ (4.68)     $ (3.51)

                                           RESTATED              RESTATED    RESTATED
YEARS ENDED DECEMBER 31           2003       2002      CHANGE      2002        2001      CHANGE
-----------------------           -----    --------    ------    --------    --------    ------
                                                          IN MILLIONS
Electric Utility ..............   $ 167    $    264    $  (97)   $    264    $    120    $  144
Gas Utility ...................      38          46        (8)         46          21        25
Enterprises ...................       8        (419)      427        (419)       (272)     (147)
Corporate Interest and Other ..    (256)       (285)       29        (285)       (196)      (89)
                                  -----    --------    ------    --------    --------    ------
Loss from Continuing
  Operations...................     (43)       (394)      351        (394)       (327)      (67)
                                  -----    --------    ------    --------    --------    ------
Discontinued Operations .......      23        (274)      297        (274)       (128)     (146)
Accounting Changes ............     (24)         18       (42)         18          (4)       22
                                  -----    --------    ------    --------    --------    ------
Net Loss ......................   $ (44)   $   (650)   $  606    $   (650)   $   (459)   $ (191)
                                  =====    ========    ======    ========    ========    ======

2003 COMPARED TO 2002: Our net loss was reduced significantly from:

      - absence of $379 million, net of tax, of goodwill write downs recorded in 2002 associated with discontinued operations,

      -     an improvement of CMS Enterprises' earnings due to:

            - decrease of $313 million, net of tax, in asset write downs from planned and completed divestitures,

            - lower expropriation and devaluation losses at the Argentine facilities due to the stabilization of the Argentine Peso,

            - absence of tax charges recorded in 2002 resulting from the loss of indefinite tax deferral for several international investments, and

            -     higher revenues and lower interest costs within IPP.

      -     decrease in corporate interest and other.

However, our progress was slowed by:

      -     Electric Utility earnings:

            - higher electric operating costs resulting from higher pension expense, greater depreciation expense reflecting higher levels of plant in service, and increased amortization expense associated with securitized regulatory assets,

            - lower electric deliveries from milder weather during the summer, and

            - continuation of switching by commercial and industrial customers to alternative electric suppliers.

      -     loss of $44 million, after-tax, on the sale of Panhandle,

      - employee benefit plans net settlement and curtailment loss of $48 million, after tax, related to a large number of employees retiring and exiting these plans, and

      - cumulative effect of a change of accounting resulting in a charge of $23 million, net of tax, due to energy trading contracts that did not meet the definition of a derivative.

2002 COMPARED TO 2001: Our net loss increased $191 million from:

      - after-tax charges in recognition of planned and completed divestitures and reduced asset valuations,

      -     tax credit write-offs in 2002 at the parent level, and

      -     restructuring and other costs in 2002.

RECENT FINANCINGS AND SECURITIES OFFERINGS

      We have initiated several transactions with various financial institutions, lenders, banks, and others to provide liquidity:

      - On July 16, 2003, we sold $150 million principal amount of senior convertible notes in a private offering to institutional investors. The senior convertible notes were issued at 3.375% and are convertible into CMS Energy common stock at the option of the holder upon certain circumstances. Net proceeds of approximately $145 million were used to discharge a portion of our 6 3/4% Senior Notes Due 2004.

      - On July 17, 2003, we sold $300 million principal amount of senior notes in a private offering to institutional investors. The senior notes were issued at 7.75% and mature on August 1, 2010. Net proceeds of approximately $288 million were used to discharge a portion of the $250 million tranche of the Second Amended and Restated Senior Credit Agreement and to redeem a portion of our 6 3/4% Senior Notes Due 2004.

      - On December 5, 2003, we sold 5 million shares of our 4.50% cumulative convertible preferred stock in a private offering to institutional investors. The preferred stock is convertible into CMS Energy common stock at the option of the holder upon certain circumstances. Net proceeds of approximately $218 million were used to reduce long-term debt.

      - On December 8, 2003, we entered into an amendment and restatement of our then existing $5 million revolving credit facility. This Fourth Amended and Restated Senior Credit Agreement is for $190 million with a maturity of either November 14, 2004 or December 8, 2004 depending upon certain conditions. The facility is collateralized primarily by the stock of Consumers, Enterprises and certain subsidiaries of Enterprises. Proceeds of this facility will be used for general corporate purposes.

SETTLEMENT WITH THE COMMODITY FUTURES TRADING COMMISSION

      On November 25, 2003, we announced that we had reached a settlement agreement with the Commodity Futures Trading Commission (the "CFTC") regarding the inaccurate reporting of natural gas trading information to energy industry publications. CMS Marketing, Services and Trading Company ("CMS MST") and CMS Field Services, Inc. were the CMS Energy subsidiaries that were being investigated by the CFTC. The affected subsidiaries will pay a fine to the CFTC totaling $16 million in the settlement. We neither admitted nor denied the findings of the CFTC in the CFTC's settlement order.

                                  THE OLD NOTES

The Old Notes................  On July 17, 2003 we sold $300 million principal amount of our 7.75% Senior Notes due 2010 (the "OLD NOTES"). The old notes were offered to qualified institutional buyers under Rule 144A.

Registration Rights
Agreement....................  We executed a Registration Rights Agreement that provides that we would grant certain registration and exchange rights to old note holders (the "REGISTRATION RIGHTS AGREEMENT"). As a result, we have filed a registration statement with the SEC that will permit you to exchange the old notes for new notes that are registered under the Securities Act. The transfer restrictions and liquidated damages provisions will be removed from the new notes. We are conducting the Exchange Offer to satisfy our obligations with respect to certain exchange and registration rights. Except for a few limited circumstances, these rights will terminate when the Exchange Offer ends.

                               THE EXCHANGE OFFER

Securities Offered...........  $300 million principal amount of our 7.75% Senior
                               Notes due 2010 (the "NEW NOTES").

Exchange Offer...............  We are offering to exchange (the "EXCHANGE
                               OFFER") up to $300 million principal amount of our 7.75% Senior Notes due 2010 that have been registered under the Securities Act for a like principal amount of our 7.75% Senior Notes due 2010.

                               The new notes will be offered for all of the outstanding old notes. The terms of the new notes will be identical to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions are not applicable to the new notes. The old notes may be tendered only in integral amounts of $1,000.

Resale of New Notes..........  Based on SEC no action letters, we believe that after the Exchange Offer you may offer and sell the new notes without registration under the Securities Act so long as:

                               - You acquire the new notes in the ordinary course of business.

                               - When the Exchange Offer begins you do not have an arrangement with another person to participate in a distribution of the new notes.

                               - You are not distributing and do not intend to distribute the new notes.

                               When you tender the old notes we will ask you to represent to us that:

                               -     You are not our affiliate.

                               -     You will acquire the new notes in the
                                     ordinary course of business.

                               - When the Exchange Offer begins you are not distributing and you do not plan to distribute with anyone else the new notes.

                               If you are unable to make these representations, you will be required to comply with the registration and prospectus delivery requirements under the Securities Act in connection with any secondary resale transaction.

                               If you are a broker-dealer and receive new notes for your own account, you must acknowledge that you will deliver a prospectus if you resell the new notes. By acknowledging your intent and delivering a prospectus you will not be deemed to admit that you are an "underwriter" under the Securities Act. You may use this prospectus as it is amended from time to time when you resell new notes that were acquired from market-making or trading activities. For a year after the Expiration Date we will make this prospectus available to any Broker-dealer in connection with such a resale. See "Plan of Distribution."

                               If necessary, we will cooperate with you to register and qualify the new notes for offer or sale without any restrictions or limitations under state "blue sky" laws.

Consequences of Failure to
Exchange Old Notes...........  If you do not exchange your old notes during the
                               Exchange Offer you will no longer be entitled to registration rights. You will not be able to offer or sell the old notes unless they are later registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or state securities laws. See "The Exchange Offer--Consequences of Failure to Exchange."

Expiration Date..............  5:00 p.m., EST on _________ __, 2004 (the
                               "EXPIRATION DATE"). We may extend the exchange offer.

Conditions to the Exchange
Offer........................  No minimum principal amount of old notes must be tendered to complete the Exchange Offer. However, the Exchange Offer is subject to certain customary conditions that we may waive. See "The Exchange Offer--Conditions." Other than United States federal and state securities laws we do not need to satisfy any regulatory requirements or obtain any regulatory approval to conduct the Exchange Offer.

Procedures for Tendering
Old Notes ...................  If you wish to participate in the Exchange Offer you must complete, sign and date the letter of Transmittal (the "LETTER OF TRANSMITTAL") or a facsimile copy and mail it or deliver it to the Exchange Agent along with any necessary documentation. Instructions and the address of the Exchange Agent will be on the Letter of Transmittal and can be found in this prospectus. See "The Exchange Offer--Procedures for Tendering" and; "--Exchange Agent." You must also effect a tender of old notes pursuant to the procedures for book-entry transfer as described in this prospectus. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery
Procedures...................  If you cannot tender the old notes, complete the
                               Letter of Transmittal or provide the necessary documentation prior to the termination of the Exchange Offer, you may tender your old notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights............  You may withdraw tendered old notes at any time prior to the 5:00 p.m. EST on the Expiration
                               Date. You must send a written or facsimile withdrawal notice to the Exchange Agent prior to 5:00 p.m. EST on the Expiration Date.

Acceptance of Old Notes and
Delivery of New Notes........  All old notes properly tendered to the Exchange
                               Agent by 5:00 p.m. EST on the Expiration Date will be accepted for exchange. The new notes will be delivered promptly after the Expiration Date. See "The Exchange Offer-- Acceptance of Old Notes for Exchange; Delivery of New Notes"

Certain United States Tax
Consequences.................  Exchanging old notes for the new notes will not be a taxable exchange for United States federal income tax purposes. See "Certain United States Federal Income Tax Consequences."

Exchange Agent...............  J.P. Morgan Trust Company, N.A. is the exchange agent (the "EXCHANGE AGENT") for the Exchange Offer.

Fees and Expenses............  We will pay all fees and expenses associated with the Exchange Offer and compliance with the Registration Rights Agreement.

Use of Proceeds..............  We will receive no cash proceeds in connection with the issuance of the new notes pursuant to the Exchange Offer. See "Use of Proceeds."

                                  THE NEW NOTES

Issuer.......................  CMS Energy Corporation.

Securities Offered...........  $300 million aggregate principal amount of 7.75%
                               Senior Notes due 2010 to be issued under the senior debt indenture.

Maturity.....................  August 1, 2010.

Interest Rate................  The new notes will bear interest at the rate of
                               7.75% per year, payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2004, and at maturity.

Use of Proceeds..............  We will receive no cash proceeds in connection with the issuance of the new notes pursuant to the Exchange Offer. See "Use of Proceeds."

Optional Redemption..........  The new notes will be redeemable at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the Trustee, the paying agent and each Holder of the new notes, for a price equal to 100% of the principal amount of the new notes to be redeemed plus any accrued and unpaid interest, and Applicable Premium owed, if any, to the redemption date. See "Description of the New Notes-- Optional Redemption."

Change in Control............  If a Change in Control (as defined under
                               "Description of the New Notes-- Purchase of Notes Upon Change in Control") occurs, Holders will have the right, at their option, to require us to purchase any or all of their new notes for cash. The cash price we are required to pay is equal to 101% of the principal amount of the new notes to be purchased plus accrued and unpaid interest, if any, to the Change in Control purchase date. See "Description of the New Notes-- Purchase of New Notes Upon Change in Control."

Ratings......................  B+ by Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("S&P"), B3 by Moody's Investors Service, Inc. ("MOODY'S") and B+ by Fitch, Inc. ("FITCH"). See "Ratings."

Ranking......................  The new notes will be unsecured and unsubordinated senior debt securities of ours ranking equally with our other unsecured and unsubordinated indebtedness. As of January 31, 2004, we had outstanding approximately $3.2 billion aggregate principal amount of indebtedness, including approximately $178 million of subordinated indebtedness relating to our convertible preferred securities and $506 million of subordinated indebtedness relating to Consumers' mandatorily redeemable preferred securities, but excluding approximately $3.8 billion of indebtedness of our subsidiaries. None of our indebtedness would be senior to the new notes. In December 2003, CMS Energy entered into the Fourth Amended and Restated Credit Agreement in the amount of approximately $190 million. This facility is secured and the new notes would not be senior to such indebtedness. However, there is currently no outstanding balance under the Fourth Amended and Restated Credit Agreement. The new notes will be senior to approximately $178 million of subordinated indebtedness relating to our convertible preferred securities. The new notes will be structurally subordinated to approximately $3.8 billion of our subsidiaries' debt and approximately $506 million of subordinated indebtedness relating to Consumers' mandatorily redeemable preferred securities.

Certain Covenants............  The senior debt indenture will contain covenants that will, among other things, limit our ability to pay dividends or distributions, incur additional indebtedness, incur additional liens, sell, transfer or dispose of certain assets, enter into certain transactions with affiliates or enter into certain mergers or consolidations.

Form of New Notes............  One or more global securities held in the name of

                               DTC in a minimum denomination of $1,000 and any integral multiple thereof.

Trustee and Paying Agent.....  J.P. Morgan Trust Company, N.A.

Trading......................  The new notes will not be listed on any securities exchange or included in any automated quotation system. The new notes are expected to be eligible for trading in the Portal Market; however, no assurance can be given as to the liquidity of or trading market for the new notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, for the fiscal years ended December 31, 2003, 2002, 2001 and 2000 except for amounts included from the financial statements of Midland Cogeneration Venture Limited Partnership ("MCV Partnership") and Jorf Lasfar Energy Company S.C.A. ("Jorf Lasfar"), which represent investments accounted for under the equity method of accounting, which were audited by other independent auditors (Arthur Andersen LLP were the other independent auditors for 2001, 2000 and 1999 for MCV Limited Partnership and have ceased operations) and by Arthur Andersen LLP, independent accountants (who have ceased operations), for the fiscal year ended December 31, 1999. Please refer to our financial statements for the fiscal year ended December 31, 2003 that are found on pages F-1 through F-10 of this prospectus. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information that can be found on pages F-1 through F-83 of this prospectus. See "Where You Can Find More Information."

                                                                      YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------------
                                           2003              2002              2001               2000              1999
                                        -----------       -----------       -----------       -----------       -----------
                                                          AS RESTATED       AS RESTATED       AS RESTATED
                                                                       (DOLLARS IN MILLIONS
                                                                     EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Operating revenue ...................   $     5,513       $     8,673       $     8,006       $     6,623       $     5,114
Earnings from equity method investees           164                92               172               213               136
Operating expenses ..................         5,082             8,690             8,027             6,342             4,549
Operating income ....................           595                75               151               494               701
Income (loss) from continuing
operations...........................           (43)             (394)             (327)              (85)              191
Consolidated net income (loss) ......   $       (44)      $      (650)      $      (459)      $         5       $       277

Earnings per average common share:
Income (loss) from continuing
operations
  Basic .............................   $     (0.30)      $     (2.84)      $     (2.50)      $     (0.76)      $      1.66
Income (loss) from continuing
operations
  Diluted ...........................         (0.30)            (2.84)            (2.50)            (0.76)             1.66
CMS Energy Basic Net Income (Loss) ..         (0.30)            (4.68)            (3.51)             0.04              2.18(h)
CMS Energy Diluted Net Income (Loss).         (0.30)            (4.68)            (3.51)             0.04              2.17(h)
Dividends declared per average
common share:
CMS Energy ..........................   $        --       $      1.09       $      1.46       $      1.46       $      1.39
BALANCE SHEET DATA:
Cash and cash equivalents(a) ........   $       733       $       389       $       127       $       142       $       132
Net plant and property ..............         6,944             6,103             6,703             6,316             8,995
Total assets ........................        13,838            14,781            17,633            17,801            16,336
Long-term debt, including current
maturities ..........................         6,529             5,990             6,846             6,271             7,503
Long-term debt - related parties ....           684                --                --                --                --
Non-current portion of capital leases            58               116                71                49                88
Notes payable .......................            --               458               416               403               230
Other liabilities ...................         4,604             6,174             7,008             7,486             4,924
Minority interest ...................            73                38                43                82               222
Company-obligated mandatorily
  redeemable trust preferred
  securities of subsidiaries (b) ....            --               393               694               694               474
Company obligated convertible trust
  preferred securities of Consumers'
  subsidiaries (b) ..................            --               490               520               395               395
Preferred stock .....................           261                --                --                --                --
Preferred stock of subsidiary .......   $        44       $        44       $        44       $        44       $        44

                                                                      YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------------
                                           2003              2002              2001               2000              1999
                                        -----------       -----------       -----------       -----------       -----------
                                                          AS RESTATED       AS RESTATED       AS RESTATED
                                                                       (DOLLARS IN MILLIONS
                                                                     EXCEPT PER SHARE AMOUNTS)
Common stockholders' equity .........         1,585             1,078             1,991             2,377             2,456
OTHER DATA:
Cash Flow:
From operating activities ...........   $      (251)      $       614       $       372       $       600       $       917
From investing activities ...........           203               829            (1,349)           (1,220)           (3,564)
From financing activities ...........           230            (1,223)              967               629             2,678
Ratio of earnings to combined fixed
  charges and preference dividends(c)            --(d)             --(e)             --(f)             --(g)           1.28

------------

(a) Cash and cash equivalents for the years ended December 31, 2003, 2002 and 2001 includes restricted cash of $201 million, $38 million and $4 million, respectively.

(b) CMS Energy and Consumers each formed various statutory wholly owned business trusts for the sole purpose of issuing preferred securities and lending the gross proceeds to the parent companies. The sole assets of the trusts are debentures of the parent company with terms similar to those of the preferred security. As a result of the adoption of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities", on December 31, 2003, we deconsolidated the trusts that hold the mandatorily redeemable trust preferred securities. Therefore, $490 million, previously reported by us as Company-obligated mandatorily redeemable preferred securities of Consumers' subsidiaries, plus $16 million owed to the trusts and previously eliminated in consolidation, is now included in the balance sheet as Long-term debt - related parties. Additionally, $173 million, previously reported by us as Company-obligated convertible trust preferred securities of subsidiaries, plus $5 million owed to the trusts and previously eliminated in consolidation, is now included in the balance sheet as Long-term debt - related parties.

(c) For the purpose of computing the ratio, earnings represent net income before income taxes and income from equity method investees, net interest charges, the estimated interest portion of lease rentals and distributed income of equity method investees.

(d) For the year ended December 31, 2003, fixed charges exceeded earnings by $59 million. Earnings as defined include $95 million of asset revaluations and other charges.

(e) For the year ended December 31, 2002, fixed charges exceeded earnings by $472 million. Earnings as defined include $602 million of asset revaluations and other charges.

(f) For the year ended December 31, 2001, fixed charges exceeded earnings by $392 million. Earnings as defined include $323 million of asset revaluations and other charges.

(g) For the year ended December 31, 2000, fixed charges exceeded earnings by $224 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang A investment.

(h) Reflects the reallocation of net income and earnings per share as a result of the premium on exchange of Class G Common Stock. As a result, CMS Energy's basic and diluted earnings per share were reduced $0.26 and $0.25, respectively, and Class G Common Stock's basic and diluted earnings per share were increased $3.31.

                                  RISK FACTORS

      In considering whether to exchange the old notes for the new notes, you should carefully consider all the information we have included this prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read the information in "Forward- Looking Statements and Information" beginning on page 3 of this prospectus, and see "Managements Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2003." Also see "Notes to Consolidated Financial Statements For the Fiscal Year Ended December 31, 2003 -- Note 4 Uncertainties" where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus.

RISKS RELATING TO CMS ENERGY

WE DEPEND ON DIVIDENDS FROM OUR SUBSIDIARIES TO MEET OUR DEBT SERVICE OBLIGATIONS. IF WE DO NOT RECEIVE ADEQUATE DIVIDENDS OR DISTRIBUTIONS FROM OUR SUBSIDIARIES, WE MAY NOT BE ABLE TO MAKE PRINCIPAL OR INTEREST PAYMENTS ON THE NEW NOTES.

      Due to our holding company structure, we depend on dividends from our subsidiaries to meet our debt obligations, including the payment of any principal or interest on the new notes. None of these entities are or will be obligated to pay any amounts due on the new notes. Therefore, the new notes are effectively subordinated to the payment of interest, principal and preferred distributions on the debt, preferred securities and other liabilities of Consumers and Enterprises and each of their subsidiaries.

      On June 2, 2003, the MPSC issued a financing order authorizing the issuance of $554 million of securitization bonds. The order would prohibit Consumers from paying any extraordinary dividends to us until further order of the MPSC. Pursuant to the order, extraordinary dividends are considered any amount over and above Consumers' earnings. On July 1, 2003, Consumers filed a petition for rehearing and clarification of certain portions of the order with the MPSC, including the portion dealing with dividend restrictions. In December 2003, the MPSC issued its order on rehearing which rejected our requests for rehearing and clarification and remanded the proceeding to the administrative law judge for additional proceedings.

      In December 2003, the MPSC issued an order granting interim gas rate relief in the amount of $19.34 million annually. In connection with this rate relief, Consumers agreed to limit its dividends to CMS Energy to a maximum of $190 million annually during the period in which Consumers receives the interim relief. The MPSC stated in its order that it was not determining at that time whether dividend restrictions should continue after the issuance of a final order.

      Restrictions contained in Consumers' preferred stock provisions and other legal restrictions limit Consumers' ability to pay dividends or acquire its own stock from us. As of December 31, 2003, the most restrictive provisions in its financing documents allowed Consumers to pay an aggregate of $300 million in dividends to us during any year.

      For additional information concerning restrictions on Consumers' ability to pay dividends to us, see "Description of the New Notes -- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends."

THE NEW NOTES ARE STRUCTURALLY SUBORDINATED TO THE DEBT AND PREFERRED STOCK OF OUR SUBSIDIARIES.

      Of the approximately $7.0 billion of our consolidated indebtedness as of January 31, 2004, approximately $4.3 billion was indebtedness of our subsidiaries including $506 million of Consumers' mandatorily redeemable preferred securities. Payments on that indebtedness and preferred stock are prior in right of payment to dividends paid to us by our subsidiaries. See "Description of the New Notes -- Structural Subordination."

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD LIMIT OUR FINANCIAL FLEXIBILITY AND HENCE OUR ABILITY TO MEET OUR DEBT SERVICE OBLIGATIONS UNDER THE NEW NOTES.

      As of January 31, 2004, we had outstanding approximately $3.2 billion aggregate principal amount of indebtedness, including approximately $178 million of subordinated indebtedness relating to our convertible preferred securities and $506 million of subordinated indebtedness relating to Consumers' mandatorily redeemable preferred securities but excluding approximately $3.8 billion of indebtedness of our subsidiaries. None such indebtedness would be senior to the new notes. In December 2003, we entered into the Fourth Amended and Restated Credit Agreement in the amount of approximately $190 million. This facility is secured and the new notes would not be senior to such indebtedness. However, there is currently no outstanding balance under the Fourth Amended and Restated Credit Agreement. We and our subsidiaries may incur additional indebtedness in the future.

      The level of our present and future indebtedness could have several important effects on our future operations, including, among others:

      - a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes;

      - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business;

      - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

      - we may be at a competitive disadvantage to our competitors that are less leveraged; and

      - our vulnerability to adverse economic and industry conditions may increase.

      Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our business will continue to generate sufficient cash flow from operations to service our indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell additional assets or obtain additional financings. We also plan to refinance a substantial amount of our indebtedness prior to its maturity. We cannot assure you that any such refinancing will be possible or that additional financing will be available on commercially acceptable terms or at all.

      There can be no assurance that the requirements of our existing debt arrangements or other indebtedness will be met in the future. Failure to comply with such covenants may result in a default with respect to the related debt and could lead to acceleration of such debt or any instruments evidencing indebtedness that contain cross-acceleration or cross-default provisions.

In such a case, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness.

WE HAVE FINANCING NEEDS AND WE MAY BE UNABLE TO SUCCESSFULLY ACCESS BANK FINANCING OR THE CAPITAL MARKETS.

      As of January 31, 2004, we had approximately $422 million of debt maturities in 2004 and 2005. These maturities include: approximately $176 million of senior notes due in November 2004; $180 million of senior notes due in January 2005; and approximately $66 million of general term notes that mature at various times in 2004 and 2005. In addition, we expect to incur significant costs for future environmental regulation compliance, especially compliance with clean air laws. See "We could incur significant capital expenditures to comply with environmental standards and face difficulty in recovering these costs on a current basis" below. These expenditures may total approximately $325 million between 2004 and 2009. We could also become subject to liquidity demands pursuant to commercial commitments under guarantees, indemnities and letters of credit. After giving effect to recent issuances of securities, along with asset sales, capital markets or bank financing and cash flow from operations, we believe, but can make no assurance that we will have sufficient liquidity to meet our debt maturities through 2005. Management is actively pursuing plans to refinance debt and to sell assets. There can be no assurances that the financial improvement plan will be successful and failure to achieve its goals could have a material adverse effect on our liquidity and operations.

      We continue to explore financing opportunities to supplement our financial improvement plan. These potential opportunities include: refinancing our bank credit facilities; entering into leasing arrangements and/or vendor financing; refinancing and issuing new capital markets debt, preferred and/or common equity; and negotiating private placement debt. We cannot guarantee the capital market's acceptance of our securities or predict the impact of factors beyond our control, such as actions of rating agencies. If we are unable to access bank financing or the capital markets to incur or refinance indebtedness, there could be a material adverse effect upon our liquidity and operations.

      Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("S&P"), has assigned the new notes a rating of B+, Moody's Investors Service, Inc. has assigned the new notes a rating of B3 and Fitch, Inc. has assigned the new notes a rating of B+. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms. We cannot assure you that any of our current ratings or those of our affiliates, including Consumers, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency.

      Consumers accesses debt and other capital from various sources and carries its own credit ratings. Any downgrade or other event negatively affecting the credit ratings of Consumers could make its cost of borrowing higher or access to funding sources more limited, which in turn could increase the need of CMS Energy to provide liquidity in the form of capital contributions or loans, thus reducing the liquidity and borrowing availability of the consolidated group. Further, any adverse developments relating to Consumers, which provides dividends to us, that result in a lowering of Consumers' credit ratings could have an adverse effect on our credit ratings. Any lowering of the ratings on the new notes would likely reduce the market value of the new notes.

WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS AND LAWSUITS REGARDING "ROUND TRIP" TRADING BY ONE OF OUR SUBSIDIARIES AS WELL AS CIVIL LAWSUITS REGARDING PRICING INFORMATION THAT TWO OF OUR AFFILIATES PROVIDED TO MARKET PUBLICATIONS.

      As a result of round trip trading transactions at CMS MST, we are under investigation by the SEC and the United States Department of Justice. We have received subpoenas from U.S. Attorneys Offices regarding investigations of those trades. CMS Energy and Consumers have also been named in numerous class action lawsuits by individuals who allege that they purchased CMS Energy securities during a purported class period. These complaints generally seek unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about the company's business and financial condition. The cases have been consolidated into a single lawsuit and an amended and consolidated complaint was filed on May 1, 2003.

      Our Board of Directors has received a demand on behalf of a shareholder of CMS Energy to commence civil actions (i) to remedy alleged breaches of fiduciary duties by CMS Energy officers and directors in connection with round trip trading at CMS MST and (ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to our Board of Directors. A special litigation committee was formed by the Board in January 2003 to determine whether it is in the best interest of CMS Energy to bring the action demanded by the shareholder. The disinterested members of the Board appointed the two new directors to serve on the committee.

      On December 2, 2003, during the continuing review by the special litigation committee, we were served with a derivative complaint filed by the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint was extended to June 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the court.

      We have notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services, Inc. (now Cantera Gas Company) appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy is cooperating with an investigation by the United States Department of Justice regarding this matter. On November 25, 2003, the CFTC issued a settlement order regarding this matter. CMS MST and CMS Field Services, Inc. agreed to pay a fine to the CFTC totaling $16 million. In the settlement, CMS Energy neither admits nor denies the findings of the CFTC in the settlement order.

      We have also been named as a defendant in several gas industry civil lawsuits regarding inaccurate gas trade reporting that include a lawsuit alleging violation of the Commodities Exchange Act and certain antitrust laws.

      We cannot predict the outcome of the SEC and United States Department of Justice investigations and the lawsuits. It is possible that the outcome in one or more of the investigations or the lawsuits could adversely affect our financial condition, liquidity or results of operations.

WE MAY BE NEGATIVELY IMPACTED BY THE RESULTS OF AN EMPLOYEE BENEFIT PLAN
LAWSUIT.

      We are a defendant, along with Consumers, CMS MST and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of our 401(k) plan. The two cases, filed in July 2002 in the United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended and consolidated complaint has been filed. Plaintiffs allege breaches of fiduciary duties under the Employee Retirement Income Security Act of 1974 ("ERISA") and seek restitution on behalf of the plan with respect to a decline in value of the shares of our common stock held in the plan.

      We cannot predict the outcome of the ERISA litigation and it is possible that an adverse outcome in this lawsuit could adversely affect our financial condition, liquidity or results of operations.

WE CANNOT PREDICT THE OUTCOME OF OTHER LITIGATION IN WHICH SUBSTANTIAL MONETARY CLAIMS ARE MADE AGAINST US OR THE OUTCOME OF A SIGNIFICANT CUSTOMER AND SUPPLIER BANKRUPTCY.

      In addition to the litigation and proceedings discussed above, CMS Energy or various of our subsidiaries are defendants in other pending litigation in which substantial monetary damages are sought. These proceedings, certain of which are described in CMS Energy's Annual Report on Form 10-K for the year ended December 31, 2003 -- Notes to Consolidated Financial Statements -- Note 4 Uncertainties, include arbitration and litigation relating to the Dearborn Industrial Generation project ("DIG") and claims from various provinces in Argentina for stamp taxes and associated penalties and interest arising from various gas transportation transactions. While we intend to vigorously defend ourselves in these proceedings, the inherent nature of litigation is such that we cannot predict the outcome of these matters. An adverse outcome in one or more of these cases could, depending on the timing and size of any award and the availability of insurance or reimbursement from third parties, have an adverse effect on our financial condition, liquidity or results of operations.

REGULATORY CHANGES AND OTHER DEVELOPMENTS HAVE RESULTED AND WILL CONTINUE TO RESULT IN INCREASED COMPETITION IN OUR DOMESTIC ENERGY BUSINESS. GENERALLY, INCREASED COMPETITION THREATENS OUR MARKET SHARE IN CERTAIN SEGMENTS OF OUR BUSINESS AND CAN REDUCE OUR PROFITABILITY.

      Consumers has in the last several years experienced, and expects to continue to experience, a significant increase in competition for generation services with the introduction of retail open access in the State of Michigan. Pursuant to the Customer Choice Act, as of January 1, 2002, all electric customers have the choice of buying electric generation service from an alternative electric supplier. We have noticed an upward trend over the last 18 months in the total volume of electric supply load lost to competitor suppliers. However, we cannot predict the total amount of electric supply load that we may lose to competitor suppliers in the future.

ELECTRIC INDUSTRY REGULATION COULD ADVERSELY AFFECT OUR BUSINESS, INCLUDING OUR ABILITY TO RECOVER OUR EXPENSES FROM OUR CUSTOMERS.

      Federal and state regulation of electric utilities has changed dramatically in the last two decades and could continue to change over the next several years. These changes could adversely affect our business, financial condition and profitability.

      In June 2000, the Michigan Legislature enacted the Customer Choice Act that became effective June 5, 2000. Pursuant to the Customer Choice Act:

      - residential rates were reduced by 5% and then capped through at least December 31, 2005; and

      - small commercial and industrial customer rates were capped through at least December 31, 2004.

      Ultimately, the rate caps could extend until December 31, 2013 depending upon whether or not Consumers exceeds the market power supply test established by the legislation (a requirement that Consumers believes itself to be in compliance with at this time). Under circumstances specified in the Customer Choice Act, certain costs can be deferred for future recovery after the expiration of the rate cap period. The rate caps could, however, result in Consumers being unable to collect customer rates sufficient to fully recover its cost of conducting business. Some of these costs may be beyond Consumers' ability to control. In particular, if Consumers needs to purchase power supply from wholesale suppliers during the period when retail rates are frozen or capped, the rate restrictions imposed by the Customer Choice Act may make it impossible for Consumers to fully recover the cost of purchased power and associated transmission costs through the rates it charges its customers. As a result, it is not certain that Consumers can maintain its profit margins in its electric utility business during the period of the rate freeze or rate caps.

      There are multiple proceedings pending before FERC involving transmission rates, regional transmission organizations and standard market design for electric bulk power markets and transmission. We cannot predict the impact of these electric industry-restructuring proceedings on our financial position, liquidity or results of operations.

OUR ABILITY TO RECOVER OUR "NET" STRANDED COSTS IS UNCERTAIN AND MAY AFFECT OUR FINANCIAL RESULTS.

      The Customer Choice Act allows for the recovery, by an electric utility, of the cost of implementing that act's requirements and "net" Stranded Costs, without defining the term. According to the MPSC, "net" Stranded Costs are to be recovered from retail open access customers through a Stranded Cost transition charge.

      In 2002 and 2001, the MPSC issued orders finding that Consumers experienced zero "net" Stranded Costs from 1999 to 2001. The MPSC also declined to resolve numerous issues regarding the "net" Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. Consumers is currently in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

      In March 2003, Consumers filed an application with the MPSC seeking approval of "net" Stranded Costs incurred in 2002 and for approval of a "net" Stranded Cost recovery charge. In the application, our "net" Stranded Costs incurred in 2002 are estimated to be approximately $38 million with the issuance of securitization bonds that recover Clean Air Act investments, or approximately $85 million without the issuance of securitization bonds that recover Clean Air Act investments.

      We cannot predict our ability to recover our "net" Stranded Costs, including our costs related to electric utility restructuring.

WE COULD INCUR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL STANDARDS AND FACE DIFFICULTY IN RECOVERING THESE COSTS ON A CURRENT BASIS.

      We and our subsidiaries are subject to costly and increasingly stringent environmental regulations. We expect that the cost of future environmental compliance, especially compliance with clean air laws, will be significant.

      In 1998, the Environmental Protection Agency ("EPA") issued regulations requiring the State of Michigan to further limit nitrogen oxide emissions. The Michigan Department of Environmental Quality finalized rules to comply with the EPA regulations in December 2002 and submitted these rules for approval to the EPA in the first quarter of 2003. In addition, the EPA has issued additional regulations regarding nitrogen oxide emissions that require certain generators, including some of Consumers' electric generating facilities, to achieve the same emissions rate as that required by the 1998 regulations. The EPA and the State of Michigan regulations will require us to make significant capital expenditures estimated to be $771 million. As of December 31, 2003, Consumers has incurred $446 million in capital expenditures to comply with the EPA regulations and anticipates that the remaining capital expenditures will be incurred between 2004 and 2009. Additionally, Consumers currently expects it will supplement its compliance plan with the purchase of nitrogen oxide emissions credits in the years 2005 through 2008. The cost of these credits based on the current market is estimated to average $6 million per year; however, the market for nitrogen oxide emissions credits and their price could change significantly. As new environmental standards become effective, Consumers will need additional capital expenditures to comply with the standards.

      Based on the Customer Choice Act, an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, is expected to be recoverable from customers, subject to an MPSC prudency hearing.

      These and other required environmental expenditures, if not recovered from customers in Consumers' rates, may require us to seek significant additional financing to fund such expenditures and could strain our cash resources.

OUR PLANNED ASSET SALES MAY NOT BE ACHIEVED OR MAY RESULT IN LESS PROCEEDS THAN WE EXPECT OR ADDITIONAL ACCOUNTING CHARGES.

      We are executing an ongoing asset sales program encompassing the sale of non-strategic and under-performing assets, the proceeds of which are being and will be used primarily to reduce debt. While we have successfully sold several of our major properties, including most recently Panhandle and CMS Field Services, Inc., there are a number of additional assets we are targeting for disposal through 2005. We cannot assure you that we will be successful in selling these assets, a number of which are located outside the U.S. We also cannot predict the value we will ultimately receive for these assets. Failure to successfully execute the remainder of our asset sale program could have an adverse effect on our liquidity and our ability to successfully execute our financial improvement program.

      We are required by generally accepted accounting principles to periodically review the carrying value of our assets, including those we are targeting for sale. Market conditions, the operational characteristics of the assets that may be sold and other factors could result in our recording additional impairment charges for our assets, which could have an adverse effect on our stockholders' equity and our access to additional financing. In addition, we may be required to record impairment charges at the time we sell assets depending on the sale prices we are able to secure.

WE RETAIN CONTINGENT LIABILITIES IN CONNECTION WITH OUR ASSET SALES.

      The agreements we enter into for the sale of assets customarily include provisions whereby we are required to:

      - retain specified preexisting liabilities such as for taxes and pensions;

      - indemnify the buyers against specified risks, including the inaccuracy of representations and warranties we make; and

      - require payments to the buyers depending on the outcome of post-closing adjustments, audits or other reviews.

      Many of these contingent liabilities can remain open for extended periods of time after the sales are closed. Depending on the extent to which the buyers may ultimately seek to enforce their rights under these contractual provisions, and the resolution of any disputes we may have concerning them, these liabilities could have a material adverse effect on our financial condition, liquidity and results of operations.

OUR REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO RISKS THAT ARE BEYOND OUR CONTROL, INCLUDING BUT NOT LIMITED TO FUTURE TERRORIST ATTACKS OR RELATED ACTS OF WAR.

      The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist activity and the high cost or potential unavailability of insurance to cover such terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could also result in disruptions of power and fuel markets. In addition, our natural gas distribution system and pipelines could be directly or indirectly harmed by future terrorist activity.

WE HAVE MADE SUBSTANTIAL INTERNATIONAL INVESTMENTS THAT ARE SUBJECT TO POSSIBLE NATIONALIZATION, EXPROPRIATION OR INABILITY TO CONVERT CURRENCY.

      Our investments in selected international markets in electric generating facilities, natural gas pipelines and electric distribution systems face a number of risks inherent in acquiring, developing and owning these types of international facilities. Although we maintain insurance for various risk exposures, including political risk from possible nationalization, expropriation or inability to convert currency, we are exposed to some risks that include local political and economic factors over which we have no control, such as changes in foreign governmental and regulatory policies (including changes in industrial regulation and control and changes in taxation), changing political conditions and international monetary fluctuations. In some cases an investment may have to be abandoned or disposed of at a loss. These factors could significantly adversely affect the financial results of the affected subsidiary and our financial position and results of operations.

      International investments of the type we have made are subject to the risk that they may be expropriated or that the required agreements, licenses, permits and other approvals may be changed or terminated in violation of their terms. These kinds of changes could result in a partial or total loss of our investment.

      The local foreign currency may be devalued, the conversion of the currency may be restricted or prohibited or other actions, such as increases in taxes, royalties or import duties, may be taken which adversely affect the value and the recovery of our investment.

OUR OWNERSHIP OF A NUCLEAR GENERATING FACILITY CREATES RISK RELATING TO NUCLEAR ENERGY.

      Consumers owns the Palisades nuclear power plant and we are, therefore, subject to the risks of nuclear generation and the storage and disposal of spent fuel and other radioactive waste. The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Consumers' plant, if an incident did occur, it could harm our results of operations and financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

CONSUMERS CURRENTLY UNDERRECOVERS IN ITS RATES ITS PAYMENTS TO THE MCV PARTNERSHIP FOR CAPACITY AND ENERGY, AND IS ALSO EXPOSED TO FUTURE CHANGES IN THE MCV PARTNERSHIP'S FINANCIAL CONDITION THROUGH ITS EQUITY AND LESSOR INVESTMENTS.

      Consumers' power purchase agreement with the MCV Partnership expires in 2025. We estimate that Consumers will incur estimated cash underrecoveries of payments under the MCV Partnership power purchase agreement aggregating $206 million through 2007. For availability payments billed by the MCV Partnership after September 15, 2007, and not recovered from customers, Consumers would expect to claim a "regulatory out" under the MCV Partnership power purchase agreement. The effect of any such action would be to reduce cash flow to the MCV Partnership, which could in turn have an adverse effect on Consumers' equity and lessor interests in the MCV Partnership facility. The book value of our investments in the MCV Partnership and facility aggregated $643 million at December 31, 2003.

      Further, under the MCV Partnership power purchase agreement, energy payments to the MCV Partnership are based on the cost of coal burned at Consumers' coal plants and costs associated with fuel inventory, operations and maintenance, and administrative and general expenses associated with Consumers' coal plants. However, the MCV Partnership's costs of producing electricity are tied, in large part, to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while energy charge payments to the MCV Partnership have not, the MCV Partnership's financial performance has been impacted negatively.

      CMS Energy cannot estimate, at this time, the impact of these issues on its future earnings or cash flow from its interest in the MCV Partnership. The forward price of natural gas for the next 21 years and the MPSC decision in 2007 or later related to Consumers' recovery of capacity payments are the two most significant variables in the analysis of the MCV Partnership's future financial performance. Natural gas prices have historically been volatile and presently there is no consensus in the marketplace on the price or range of prices of natural gas beyond the next five years. Further, it is not presently possible for Consumers to predict the actions of the MPSC in 2007 or later. For these reasons, at this time Consumers cannot predict the impact of these issues on its future earnings, cash flows, or on the value of its equity interest in the MCV Partnership.

THE RECENT ADOPTION OF FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, REQUIRES US TO CONSOLIDATE CERTAIN VARIABLE INTEREST ENTITIES IN OUR FINANCIAL STATEMENTS WHEN WE ARE THE PRIMARY BENEFICIARY, AS DEFINED; THIS COULD AFFECT NEGATIVELY CERTAIN FINANCIAL COVENANT RATIOS WE HAVE IN OUR FINANCING AGREEMENTS IF THE CONSOLIDATION RESULTS IN ADDITIONAL DEBT ON OUR BALANCE SHEET.

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest to consolidate the entity.

     On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46. For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provides an implementation deferral until the first quarter of 2004. Revised FASB Interpretation No. 46 is effective for the first quarter of 2004 for all entities other than special purpose entities. Special purpose entities must apply either FASB Interpretation No. 46 or Revised FASB Interpretation No. 46 for the first reporting period that ends after December 15, 2003.

      We have completed our analysis and have adopted FASB Interpretation
No. 46 for all entities other than the MCV Partnership and First Midland Limited Partnership. We continue to evaluate and gather information regarding those entities. We will adopt the provisions of Revised FASB Interpretation No. 46 for all entities including the MCV Partnership and First Midland Limited Partnership for the first reporting period ending after March 15, 2004.

      If the completed analysis were to require us to disclose information about or consolidate in our financial statements, the assets, liabilities and activities of the MCV Partnership and the First Midland Limited Partnership, including the recognition of approximately $700 million of debt of the MCV Partnership and the First Midland Limited Partnership on our financial statements, this could impact negatively CMS Energy's and Consumers' various financial covenants under their respective financing agreements. As a result, we and Consumers may have to seek amendments to the relevant financing agreements to modify the terms of certain of these covenants in order to remove the effect of this potential consolidation or refinance the relevant debt. As of December 31, 2003, Consumers' investments in the MCV Partnership and in the First Midland Limited Partnership were $419 million and $224 million, respectively.

      We have has determined that three electric generating plants partially owned by Enterprises must be consolidated on our financial statements pursuant to FASB Interpretation No. 46. As a result, approximately $128 million of debt have been added to our balance sheet at December 31, 2003. We do not expect that any financial covenants under existing financing agreements would need to be amended as a result.

RISKS RELATED TO THE NEW NOTES

IF YOU FAIL TO EXCHANGE YOUR OLD NOTES, YOU MAY BE UNABLE TO SELL THEM.

      Because we did not register the old notes under the Securities Act or any state securities laws, and we do not intend to do so after the Exchange Offer, the old notes may only be transferred in limited circumstances under applicable securities laws. If the holders of the old notes do not exchange their old notes in the Exchange Offer, they may lose their right to have their old notes registered under the Securities Act, subject to some limitations. As a holder of old notes after the Exchange Offer, you may be unable to sell your old notes.

WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO PURCHASE THE NEW NOTES UPON A CHANGE IN CONTROL.

      In the event of a Change in Control of CMS Energy, each Holder of new notes may require us to purchase all or a portion of its new notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to purchase the new notes will be limited by the terms of our other debt agreements and our ability to finance the purchase. It is expected that we will issue additional debt with similar change of control provisions in the future. If this occurs, the financial requirements for any purchases could be increased significantly. In addition, the terms of any debt securities issued to purchase debt under these change of control provisions may be unfavorable to us. We cannot assure Holders of new notes that we will be able to finance these purchase obligations or obtain consents to do so from Holders of new notes under other debt agreements restricting these purchases.

THERE IS NO PUBLIC MARKET FOR THE NEW NOTES, SO YOU MAY BE UNABLE TO SELL THEM.

      The new notes are new securities for which there is currently no market. Consequently, the new notes will be relatively illiquid, and you may be unable to sell them. We do not intend to apply for listing of the new notes on any securities exchange or for the inclusion of the new notes in any automated quotation system. Accordingly, we cannot assure you that a liquid market for the new notes will develop.

                                 USE OF PROCEEDS

      The Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the new notes. The old notes that are surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. As a result, the issuance of the new notes will not increase or decrease our indebtedness. We have agreed to bear the expenses of the Exchange Offer to the extent indicated in the Registration Rights Agreement. No underwriter is being used in connection with the Exchange Offer. We used the net proceeds from the sale of the old notes of approximately $288 million after deducting the offering discounts and expenses, to discharge a portion of the $250 million tranche of the Second Amended and Restated Senior Credit Agreement and to redeem a portion of our 6 3/4% Senior Notes Due 2004.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the years ended December 31, 1999 through December 31, 2003 is as follows:

                                        YEAR ENDED DECEMBER 31,
                             ---------------------------------------------
                                2003             2002             2001              2000             1999
                             -----------      -----------      -----------      -----------      -----------
                                              AS RESTATED      AS RESTATED      AS RESTATED
Ratio of earnings to fixed
  charges ................          --(a)           --(b)           --(c)            --(d)             1.28

(a) For the year ended December 31, 2003, fixed charges exceeded earnings by $59 million. Earnings as defined include $95 million of asset revaluations and other charges.

(b) For the year ended December 31, 2002, fixed charges exceeded earnings by $472 million. Earnings as defined include $602 million of asset revaluations and other charges.

(c) For the year ended December 31, 2001, fixed charges exceeded earnings by $392 million. Earnings as defined include $323 million of asset revaluations and other charges.

(d) For the year ended December 31, 2000, fixed charges exceeded earnings by $224 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang A investment.

      For the purpose of computing the ratio, earnings represent net income before income taxes and income from equity method investees, net interest charges, the estimated interest portion of lease rentals and distributed income of equity method investees.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

      The new notes will be issued as a series of senior debentures under the senior debt indenture as supplemented by the fourteenth supplemental indenture thereto dated as of July 17, 2003 (the "SUPPLEMENTAL INDENTURE"), and will be initially limited in aggregate principal amount to $300 million. The senior debt indenture permits us to "re-open" this offering of the new notes without the consent of the Holders of the new notes. Accordingly, the principal amount of the new notes may be increased in the future on the same terms and conditions and with the same CUSIP numbers as the new notes being offered by this prospectus. The new notes will be unsecured and unsubordinated senior debt securities of CMS Energy.

      As of January 31, 2004, CMS Energy had outstanding approximately $3.4 billion aggregate principal amount of indebtedness (excluding subsidiaries), None of such indebtedness would be senior to the new notes. In December 2003, CMS Energy entered into the Fourth Amended and Restated Credit Agreement in the amount of approximately $190 million. This facility is secured and the new notes would not be senior to such indebtedness. However, there is currently no outstanding balance under the Fourth Amended and Restated Credit Agreement. The new notes will be senior to certain subordinated debentures in aggregate principal amount of approximately $173 million, issued in connection with certain preferred securities outstanding of subsidiary trusts. The new notes will rank equally in right of payment with all other unsecured and unsubordinated senior indebtedness of CMS Energy (excluding subsidiaries).

      We may issue debt securities from time to time in one or more series under the senior debt indenture. There is no limitation on the amount of debt securities we may issue under the senior debt indenture.

      The statements herein concerning the new notes and the senior debt indenture are a summary and do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the senior debt indenture, which is incorporated herein by this reference. They make use of defined terms and are qualified in their entirety by express reference to the senior debt indenture, including the Supplemental Indenture, a copy of which will be available upon request to the Trustee.

STRUCTURAL SUBORDINATION

      CMS Energy is a holding company that conducts substantially all of its operations through its subsidiaries. Its only significant assets are the capital stock of its subsidiaries, and its subsidiaries generate substantially all of its operating income and cash flow. As a result, dividends or advances from its subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions or laws, as well as its subsidiaries' financial condition and operating requirements, may limit CMS Energy's ability to obtain cash from its subsidiaries that it may require to pay its debt service obligations, including payments on the new notes. In addition, the new notes will be effectively subordinated to all of the liabilities of CMS Energy's subsidiaries with regard to the assets and earnings of CMS Energy's subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new notes or to make any funds available therefor, whether by dividends, loans or other payments. CMS Energy's rights and the rights of its creditors, including Holders of new notes, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiaries' creditors, including trade creditors.

      Of the approximately $7.0 billion of our consolidated indebtedness as of January 31, 2004, approximately $4.3 billion was indebtedness of our subsidiaries. Payments on that indebtedness and preferred stock are prior in right of payment to dividends paid to us by our subsidiaries.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

      The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the new notes, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers and Enterprises. Each of Consumers' and Enterprises' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

      Consumers' Restated Articles of Incorporation ("ARTICLES") provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period, if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "BASE PERIOD"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

      In addition, Consumers' indenture dated as of January 1, 1996, between Consumers and The Bank of New York, as trustee (the "PREFERRED SECURITIES INDENTURE"), and certain preferred securities guarantees by Consumers dated January 23, 1996, September 11, 1997 and October 25, 1999 (collectively, the "CONSUMERS PREFERRED SECURITIES GUARANTEES"), in connection with which the 8.36% Trust Originated Preferred Securities of Consumers Power Company Financing I, the 8.20% Trust Originated Preferred Securities of Consumers Energy Company Financing II, the 9 1/4% Trust Originated Preferred Securities of Consumers Energy Company Financing III and the 9.00% Trust Preferred Securities of Consumers Energy Company Financing IV (collectively, the "CONSUMERS TRUST PREFERRED SECURITIES") were issued, provide that Consumers shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock if (i) there shall have occurred any event that would constitute an event of default under the Preferred Securities Indenture or the trust agreements pursuant to which the Consumers Trust Preferred Securities were issued, (ii) a default has occurred with respect to its payment of any obligations under the Consumers Preferred Securities Guarantees or certain Consumers common stock guarantees or
(iii) it gives notice of its election to extend the interest payment period on the subordinated new notes issued under the Preferred Securities Indenture, at any time for up to 20 consecutive quarters, provided, however, Consumers may declare and pay stock dividends where the dividend stock is the same stock as that on which the dividend is being paid.

      Consumers' ability to pay dividends is also restricted by several existing loan agreements. The loan agreements are:

      - the Term Loan Agreement dated as of March 26, 2003 between Consumers and Beal Bank, S.S.B., as agent;

      - the Amended and Restated Credit Agreement dated as of September 19, 2003 among Consumers, Bank One, N.A., as agent, and the financial institutions named therein; and

      - the Term Loan Agreement dated as of November 7, 2003 among Consumers, Bank One, N.A., as agent, and the financial institutions named therein.

      Pursuant to these loan agreements, so long as there exists no event of default under these agreements, Consumers may pay dividends in an aggregate amount not to exceed $300 million during any calendar year.

      On June 2, 2003, the MPSC issued a financing order authorizing the issuance of $554 million of securitization bonds. The order would prohibit Consumers from paying any extraordinary dividends to us until further order of the MPSC. Pursuant to the order, extraordinary dividends are considered any amount over and above Consumers' earnings. The order also directed that the securitization charges be designed such that retail open access customers would pay a significantly smaller charge than would full service customers. On July 1, 2003, Consumers filed a petition for rehearing and clarification of certain portions of the order with the MPSC, including the portion dealing with the design of the securitization charges. In December 2003, the MPSC issued its order on rehearing which rejected our requests for rehearing and clarification and remanded the proceeding to the administrative law judge for additional proceedings.

      In December 2003, the MPSC issued an order granting interim gas rate relief in the amount of $19.34 million annually. In connection with this rate relief, Consumers agreed to limit its dividends to CMS Energy to a maximum of $190 million annually during the period in which Consumers receives the interim relief. The MPSC stated in its order that it was not determining at that time whether dividend restrictions should continue after the issuance of a final order.

      Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

      In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers or Enterprises would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the Articles permit otherwise, the amount that would be needed, if Consumers or Enterprises were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.

PAYMENT AND MATURITY

      The new notes will mature on August 1, 2010, and will bear interest at the rate of 7.75% per year. At maturity, CMS Energy will pay the aggregate principal amount of the new notes then outstanding. Each new note will bear interest from the original date of issue, payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2004, and at maturity. Interest will be paid to the person in whose name the new notes are registered at the close of business on the first calendar day of the month in which the interest payment date occurs. Interest payable on any interest payment date or on the date of maturity will be the amount of interest accrued from and including the date of original issuance or from and including the most recent interest payment date on which interest has been paid or duly made available for payment to but excluding such interest payment date or the date of maturity, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30 day months.

      The interest rate on the new notes will increase if:

      - we do not file either:

            - a registration statement to allow for an exchange offer; or

            - a resale shelf registration statement for the new notes;

      - the registration statement referred to above is not declared effective on a timely basis; or

      - other conditions summarized below are not satisfied.

      You should refer to the description under the heading "The Exchange Offer" for a more detailed description of the circumstances under which the interest rate will increase.

      In any case where any interest payment date, redemption date, repurchase date or maturity date (including upon the occurrence of a Change in Control) of any new note shall not be a Business Day (as defined herein) at any place of payment, then payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day at such place of payment with the same force and effect as if made on the interest payment date, redemption date, repurchase date or maturity date (including upon the occurrence of a Change in Control); and no interest shall accrue on the amount so payable for the period from and after such interest payment date, redemption date, repurchase date or maturity date, as the case may be, to such Business Day.

REGISTRATION, TRANSFER AND EXCHANGE

      The new notes will be initially issued in the form of one or more new notes in registered, global form, without coupons, in denominations of $1,000 and any integral multiple thereof as described under "Book-Entry System." The global securities will be registered in the name of the nominee of DTC. Except as described under "Book-Entry System," owners of beneficial interests in a global new note will not be entitled to have new notes registered in their names, will not receive or be entitled to receive physical delivery of any such new notes and will not be considered the registered holder thereof under the senior debt indenture.

OPTIONAL REDEMPTION

      The new notes will be redeemable at CMS Energy's option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of such new notes being redeemed plus the Applicable Premium (as defined below), if any, thereon at the time of redemption, together with accrued interest, if any, thereon to the redemption date. In no event will the redemption price be less than 100% of the principal amount of the new notes plus accrued interest, if any, thereon to the redemption date.

      The following definitions are used to determine the Applicable Premium:

      "APPLICABLE PREMIUM" means, with respect to a new note (or portion thereof) being redeemed at any time, the excess of (A) the present value at such time of the principal amount of such new note (or portion thereof) being redeemed plus all interest payments due on such new note (or portion thereof) after the redemption date, which present value shall be computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such new note (or portion thereof) being redeemed at such time. For purposes of this definition, the present values of interest and principal payments will be determined in accordance with generally accepted principles of financial analysis.

      "TREASURY RATE" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (the "STATISTICAL RELEASE")) which has become publicly available at least two Business Days prior to the redemption date or, in case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life to stated maturity of the new notes; provided, however, that if the average life to stated maturity of the new notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.

      If the original redemption date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the new note is registered at the close of business on the record date, and no additional interest will be payable to Holders whose new notes shall be subject to redemption.

      If less than all of the new notes are to be redeemed, the Trustee under the senior debt indenture shall select, in such manner as it shall deem appropriate and fair, the particular new notes or portions thereof to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of new notes to be redeemed (which, as long as the new notes are held in the book-entry only system, will be DTC (or its nominee) or a successor depositary); provided, however, that the failure to duly give such notice by mail, or any defect therein, shall not affect the validity of any proceedings for the redemption of new notes as to which there shall have been no such failure or defect. On and after the date fixed for redemption (unless CMS Energy shall default in the payment of the new notes or portions thereof to be redeemed at the applicable redemption price, together with accrued interest, if any, thereon to such date), interest on the new notes or the portions thereof so called for redemption shall cease to accrue.

      No sinking fund is provided for the new notes.

PURCHASE OF NEW NOTES UPON CHANGE IN CONTROL

      In the event of any Change in Control (as defined below) each Holder of a new note will have the right, at such Holder's option, subject to the terms and conditions of the senior debt indenture, to require CMS Energy to repurchase all or any part of such Holder's new note on a date selected by CMS Energy that is no earlier than 60 days nor later than 90 days (the "CHANGE IN CONTROL PURCHASE DATE") after the mailing of written notice by CMS Energy of the occurrence of such Change in Control, at a repurchase price payable in cash equal to 101% of the principal amount of such new notes plus accrued interest, if any, thereon to the Change in Control Purchase Date (the "CHANGE IN CONTROL PURCHASE PRICE").

      Within 30 days after the Change in Control Purchase Date, CMS Energy is obligated to mail to each Holder of a new note a notice regarding the Change in Control, which notice shall state, among other things:

      - that a Change in Control has occurred and that each such Holder has the right to require CMS Energy to repurchase all or any part of such Holder's new notes at the Change in Control Purchase Price;

      -     the Change in Control Purchase Price;

      -     the Change in Control Purchase Date;

      -     the name and address of the paying agent; and

      - the procedures that Holders must follow to cause the new notes to be repurchased.

      To exercise this right, a Holder must deliver a written notice (the "CHANGE IN CONTROL PURCHASE NOTICE") to the paying agent at its corporate trust office in Detroit, Michigan, or any other office of the paying agent maintained for such purposes, not later than 30 days prior to the Change in Control Purchase Date. The Change in Control Purchase Notice shall state:

      - the portion of the principal amount of any new notes to be repurchased, which must be $1,000 or an integral multiple thereof;

      - that such new notes are to be repurchased by CMS Energy pursuant to the applicable change-in-control provisions of the senior debt indenture; and

      - unless the new notes are represented by one or more global securities, the certificate numbers of the new notes to be repurchased.

      Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the paying agent not later than three Business Days prior to the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the new notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

      If a new note is represented by a global new note, DTC or its nominee will be the holder of such new note and therefore will be the only entity that can require CMS Energy to repurchase new notes upon a Change in Control. To obtain repayment with respect to such new note upon a Change in Control, the beneficial owner of such new note must provide to the broker or other entity through which it holds the beneficial interest in such new note (1) the Change in Control Purchase Notice signed by such beneficial owner, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States and
(2) instructions to such broker or other entity to notify DTC of such beneficial owner's desire to cause CMS Energy to repurchase such new notes. Such broker or other entity will provide to the paying agent (1) a Change in Control Purchase Notice received from such beneficial owner and (2) a certificate satisfactory to the paying agent from such broker or other entity that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such new notes by CMS Energy.

      Payment of the Change in Control Purchase Price for a new note in registered, certificated form (a "CERTIFICATED NEW NOTE") for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such certificated new note (together with necessary endorsements) to the paying agent at its office in Detroit, Michigan, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such certificated new note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such certificated new note.

      If the Paying Agent holds, in accordance with the terms of the senior debt indenture, money sufficient to pay the Change in Control Purchase Price of a new note on the Business Day following the Change in Control Purchase Date for such new note, then, on and after such date, interest on such new note will cease to accrue, whether or not such new note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the new note).

      Under the senior debt indenture, a "CHANGE IN CONTROL" means an event or series of events by which:

      - CMS Energy ceases to beneficially own, directly or indirectly, at least 80% of the total voting power of all classes of Capital Stock then outstanding of Consumers (whether arising from issuance of securities of CMS Energy or Consumers, any direct or indirect transfer of securities by CMS Energy or Consumers, any merger, consolidation, liquidation or dissolution of CMS Energy or Consumers or otherwise); or any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the Voting Stock of CMS Energy; or

      - CMS Energy consolidates with or merges into another corporation or directly or indirectly conveys, transfers or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into CMS Energy, in either event pursuant to a transaction in which the outstanding Voting Stock of CMS Energy is changed into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of CMS Energy is changed into or exchanged for Voting Stock of the surviving corporation and (B) the holders of the Voting Stock of CMS Energy immediately prior to such transaction retain, directly or indirectly, substantially proportionate ownership of the Voting Stock of the surviving corporation immediately after such transaction.

      The senior debt indenture requires CMS Energy to comply with the provisions of Regulation 14E and any other tender offer rules under the Exchange Act which may then be applicable in connection with any offer by CMS Energy to purchase new notes at the option of Holders upon a Change in Control. The Change in Control purchase feature of the new notes may in certain circumstances make more difficult or discourage a takeover of CMS Energy and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of its common stock or to obtain control of CMS Energy by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a term contained in many similar debt offerings and the terms of such feature result from negotiations between CMS Energy and the initial purchasers. Management has no present intention to propose any anti-takeover measures although it is possible that CMS Energy could decide to do so in the future.

      No new note may be repurchased by CMS Energy as a result of a Change in Control if there has occurred and is continuing an Event of Default described under "Events of Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to the new notes). In addition, CMS Energy's ability to purchase new notes may be limited by its financial resources and its inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

CERTAIN RESTRICTIVE COVENANTS

      The senior debt indenture contains the covenants described below. Certain capitalized terms used below are defined under the heading "Certain Definitions" below.

LIMITATION ON RESTRICTED PAYMENTS

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding and until the new notes are rated BBB-- or above (or an equivalent rating) by S&P and one Other Rating Agency, at which time CMS Energy will be permanently released from the provisions of this "Limitation on Restricted Payments," CMS Energy will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

      - declare or pay any dividend or make any distribution on the Capital Stock of CMS Energy to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase such Non-Convertible Capital Stock and except dividends or distributions payable to CMS Energy or a Subsidiary);

      - purchase, redeem or otherwise acquire or retire for value any Capital Stock of CMS Energy; or

      - purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof, any Subordinated Indebtedness (any such dividend, distribution, purchase, redemption, repurchase, defeasing, other acquisition or retirement being hereinafter referred to as a "RESTRICTED PAYMENT"), if at the time CMS Energy or such Subsidiary makes such Restricted Payment: (1) an Event of Default, or an event that with the lapse of time or the giving of notice or both would constitute an Event of Default, shall have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since May 6, 1997 would exceed the sum of (a) $100,000,000 plus 100% of Consolidated Net Income from May 6, 1997 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and

(b) the aggregate Net Cash Proceeds received by CMS Energy from the issue or sale of or contribution with respect to its Capital Stock after May 6, 1997.

      The foregoing provisions will not prohibit:

      - dividends or other distributions paid in respect of any class of Capital Stock issued by CMS Energy in connection with the acquisition of any business or assets by CMS Energy or a Restricted Subsidiary where the dividends or other distributions with respect to such Capital Stock are payable solely from the net earnings of such business or assets;

      - any purchase or redemption of Capital Stock of CMS Energy made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of CMS Energy (other than Redeemable Stock or Exchangeable Stock);

      - dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; or

      -     payments pursuant to the Tax Sharing Agreement.

LIMITATION ON CERTAIN LIENS

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding, CMS Energy shall not create, incur, assume or suffer to exist any Lien, provided, that no event of default shall have occurred and be continuing (or result therefrom) at the time of payment of such dividend upon or with respect to any of its property of any character, including without limitation any shares of Capital Stock of Consumers or Enterprises, without making effective provision whereby the new notes shall be (so long as any such other creditor shall be so secured) equally and ratably secured. The foregoing restrictions shall not apply to (a) Liens securing Indebtedness of CMS Energy, provided that on the date such Liens are created, and after giving effect to such Indebtedness, the aggregate principal amount at maturity of all the secured Indebtedness of CMS Energy at such date shall not exceed 5% of Consolidated Net Tangible Assets or (b) certain liens for taxes, pledges to secure workman's compensation, other statutory obligations and Support Obligations, certain materialman's, mechanic's and similar liens and certain purchase money liens.

LIMITATION ON ASSET SALES

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding, CMS Energy may not sell, transfer or otherwise dispose of any property or assets of CMS Energy, including Capital Stock of any Consolidated Subsidiary, in one transaction or a series of transactions in an amount which exceeds $50,000,000 (an "ASSET SALE") unless CMS Energy shall (1) apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of a Consolidated Subsidiary or Indebtedness of CMS Energy which is pari passu with the new notes, (2) invest an equal amount not so used in clause
(1) in property or assets of related business within 24 months after the date of the Asset Sale (the "APPLICATION PERIOD") or (3) apply such excess Net Cash Proceeds not so used in clause (1) or (2) (the "EXCESS PROCEEDS") to make an offer, within 30 days after the end of the Application Period, to purchase from the Holders on a pro rata basis an aggregate principal amount of new notes on the relevant purchase date equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the new notes on the relevant purchase date and unpaid interest, if any, to the purchase date. CMS Energy shall only be required to make an offer to purchase new notes from Holders pursuant to clause (3) if the Excess Proceeds equal or exceed $25,000,000 at any given time.

      The procedures to be followed by CMS Energy in making an offer to purchase new notes from the Holders with Excess Proceeds, and the acceptance of such offer by the Holders, shall be the same as those set forth above in "Purchase of new notes Upon Change in Control" with respect to a Change in Control.

LIMITATION ON CONSOLIDATION, MERGER, SALE OR CONVEYANCE

      In addition to the terms of the senior debt indenture relating to consolidations or mergers described below under "Consolidation, Merger or Sale of Assets", so long as any of the new notes are outstanding and until the new notes are rated BBB-- or above (or an equivalent rating) by S&P and one Other Rating Agency, at which time CMS Energy will be permanently released from the provisions of this "Limitation on Consolidation, Merger, Sale or Conveyance" (but not from the provisions described below which permit a consolidation or merger provided that the surviving corporation assumes the obligations of CMS Energy under the new notes and the senior debt indenture and is organized and existing under the laws of the United States, any state thereof or the District of Columbia), CMS Energy shall not consolidate with or merge into any other Person or sell, lease or convey the property of CMS Energy in the entirety or substantially as an entirety, unless (1) immediately after giving effect to such transaction the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of CMS Energy immediately prior to the transaction and (2) after giving effect to such transaction, the surviving entity would be entitled to incur at least one dollar of additional Indebtedness (other than revolving Indebtedness to banks) pursuant to the first paragraph under "Limitation on Consolidated Indebtedness." Notwithstanding the foregoing provisions, such a transaction may constitute a Change in Control as described in "Purchase of new notes Upon Change in Control" and give rise to the right of a Holder to require CMS Energy to repurchase all or part of such Holder's Note.

LIMITATION ON CONSOLIDATED INDEBTEDNESS

      Under the terms of the senior debt indenture, so long as any of the new notes are outstanding and until the new notes are rated BBB-- or above (or an equivalent rating) by S&P and one Other Rating Agency, at which time CMS Energy will be permanently released from the provisions of this "Limitation on Consolidated Indebtedness," CMS Energy will not, and will not permit any of its Consolidated Subsidiaries to, issue, create, assume, guarantee, incur or otherwise become liable for (collectively, for this purpose, "ISSUE"), directly or indirectly, any Indebtedness unless the Consolidated Coverage Ratio of CMS Energy and its Consolidated Subsidiaries for the four consecutive fiscal quarters immediately preceding the issuance of such Indebtedness (as shown by a pro forma consolidated income statement of CMS Energy and its Consolidated Subsidiaries for the four most recent fiscal quarters ending at least 30 days prior to the issuance of such Indebtedness after giving effect to (1) the issuance of such Indebtedness and (if applicable) the application of the net proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued at the beginning of the period, (2) the issuance and retirement of any other Indebtedness since the first day of the period as if such Indebtedness was issued or retired at the beginning of the period and (3) the acquisition of any company or business acquired by CMS Energy or any Subsidiary since the first day of the period (including giving effect to the pro forma historical earnings of such company or business), including any acquisition which will be consummated contemporaneously with the issuance of such Indebtedness, as if in each case such acquisition occurred at the beginning of the period) exceeds a ratio of 1.6 to 1.0.

      The foregoing limitation is subject to exceptions for:

      - Indebtedness of CMS Energy to banks not to exceed $1 billion in aggregate outstanding principal amount at any time;

      - Indebtedness outstanding on the date of the Supplemental Indenture and certain refinancings thereof;

      - certain refinancings and Indebtedness of CMS Energy to a Subsidiary or by a Subsidiary to CMS Energy;

      - Indebtedness of a Consolidated Subsidiary issued to acquire, develop, improve, construct or provide working capital for a gas, oil or electric generation, exploration, production, distribution, storage or transmission facility and related assets; provided that such Indebtedness is without recourse to any assets of CMS Energy, Consumers, Enterprises, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary;

      - Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary;

      - Indebtedness issued by CMS Energy not to exceed $150 million in aggregate outstanding principal amount at any time; and

      - Indebtedness of a Consolidated Subsidiary in respect of rate reduction bonds issued to recover electric restructuring transition costs of Consumers; provided that such Indebtedness is without recourse to the assets of Consumers.

CERTAIN DEFINITIONS

      Set forth below is a summary of certain defined terms used in the senior debt indenture. Reference is made to the senior debt indenture for a full definition of all terms as well as any other capitalized terms used herein and not otherwise defined.

      "BUSINESS DAY" means a day on which banking institutions in New York, New York or Detroit, Michigan are not authorized or required by law or regulation to close.

      "CAPITAL LEASE OBLIGATION" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

      "CAPITAL STOCK" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock or letter stock; provided that Hybrid Preferred Securities are not considered Capital Stock for purposes of this definition.

      "CMS ELECTRIC AND GAS" means CMS Electric and Gas Company, a Michigan corporation and wholly-owned subsidiary of Enterprises.

      "CONSOLIDATED ASSETS" means, at any date of determination, the aggregate assets of CMS Energy and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

      "CONSOLIDATED COVERAGE RATIO" with respect to any period means the ratio of (1) the aggregate amount of Operating Cash Flow for such period to (2) the aggregate amount of Consolidated Interest Expense for such period.

      "CONSOLIDATED CURRENT LIABILITIES" means, for any period, the aggregate amount of liabilities of CMS Energy and its Consolidated Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after (1) eliminating all inter-company items between CMS Energy and any Consolidated Subsidiary and (2) deducting all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

      "CONSOLIDATED INDEBTEDNESS" means, at any date of determination, the aggregate Indebtedness of CMS Energy and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided that Consolidated Indebtedness shall not include any subordinated debt owned by any Hybrid Preferred Securities Subsidiary.

      "CONSOLIDATED INTEREST EXPENSE" means, for any period, the total interest expense in respect of Consolidated Indebtedness of CMS Energy and its Consolidated Subsidiaries, including, without duplication:

      -     interest expense attributable to capital leases;

      -     amortization of debt discount;

      -     capitalized interest;

      -     cash and noncash interest payments;

      - commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

      - net costs under interest rate protection agreements (including amortization of discount); and

      - interest expense in respect of obligations of other Persons deemed to be Indebtedness of CMS Energy or any Consolidated Subsidiaries under the fifth or sixth bullet points of the definition of Indebtedness;

provided, however, that Consolidated Interest Expense shall exclude (a) any costs otherwise included in interest expense recognized on early retirement of debt and (b) any interest expense in respect of any Indebtedness of any Subsidiary of Consumers, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary, provided that such Indebtedness is without recourse to any assets of CMS Energy, Consumers, Enterprises, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary.

      "CONSOLIDATED NET INCOME" means, for any period, the net income of CMS Energy and its Consolidated Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there shall not be included in such Consolidated Net Income:

      - any net income of any Person if such Person is not a Subsidiary, except that (A) CMS Energy's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to CMS Energy or a Consolidated Subsidiary as a dividend or other distribution and (B) CMS Energy's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

      - any net income of any Person acquired by CMS Energy or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

      - any gain or loss realized upon the sale or other disposition of any property, plant or equipment of CMS Energy or its Consolidated Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; and

      - any net income of any Subsidiary of Consumers, CMS Generation, CMS Electric and Gas, CMS Gas Transmission, CMS MST or any other Designated Enterprises Subsidiary whose interest expense is excluded from Consolidated Interest Expense, provided, however, that for purposes of this bullet point, any cash, dividends or distributions of any such Subsidiary to CMS Energy shall be included in calculating Consolidated Net Income.

      "CONSOLIDATED NET TANGIBLE ASSETS" means, for any period, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) as set forth on the most recently available quarterly or annual consolidated balance sheet of CMS Energy and its Consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

      -     Consolidated Current Liabilities;

      - minority interests in Consolidated Subsidiaries held by Persons other than CMS Energy or a Restricted Subsidiary;

      - excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors as evidenced by Board resolutions;

      - any revaluation or other write-up in value of assets subsequent to December 31, 1996, as a result of a change in the method of valuation in accordance with generally accepted accounting principles;

      - unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses organization or developmental expenses and other intangible items;

      -     treasury stock; and

      - any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

      "CONSOLIDATED NET WORTH" of any Person means the total of the amounts shown on the consolidated balance sheet of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of any date selected by such Person not more than 90 days prior to the taking of any action for the purpose of which the determination is being made (and adjusted for any material events since such date), as (1) the par or stated value of all outstanding Capital Stock plus (2) paid-in capital or capital surplus relating to such Capital Stock plus (3) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

      "CONSOLIDATED SUBSIDIARY" means any Subsidiary whose accounts are or are required to be consolidated with the accounts of CMS Energy in accordance with generally accepted accounting principles.

      "DESIGNATED ENTERPRISES SUBSIDIARY" means any wholly-owned subsidiary of Enterprises formed after the date of the Supplemental Indenture which is designated a Designated Enterprises Subsidiary by the Board of Directors.

      "EXCHANGEABLE STOCK" means any Capital Stock of a corporation that is exchangeable or convertible into another security (other than Capital Stock of such corporation that is neither Exchangeable Stock nor Redeemable Stock).

      "HOLDER" OR "HOLDER" means the Person in whose name a new or old note, as the case may be, is registered in the security register kept by CMS Energy for that purpose.

      "HYBRID PREFERRED SECURITIES" means any preferred securities issued by a Hybrid Preferred Securities Subsidiary, where such preferred securities have the following characteristics:

      - such Hybrid Preferred Securities Subsidiary lends substantially all of the proceeds from the issuance of such preferred securities to CMS Energy or Consumers in exchange for subordinated debt issued by CMS Energy or Consumers, respectively;

      - such preferred securities contain terms providing for the deferral of distributions corresponding to provisions providing for the deferral of interest payments on such subordinated debt; and

      - CMS Energy or Consumers (as the case may be) makes periodic interest payments on such subordinated debt, which interest payments are in turn used by the Hybrid Preferred Securities Subsidiary to make corresponding payments to the holders of the Hybrid Preferred Securities.

      "HYBRID PREFERRED SECURITIES SUBSIDIARY" means any business trust (or similar entity):

      - all of the common equity interest of which is owned (either directly or indirectly through one or more wholly-owned Subsidiaries of CMS Energy or Consumers) at all times by CMS Energy or Consumers;

      - that has been formed for the purpose of issuing Hybrid Preferred Securities; and

      - substantially all of the assets of which consist at all times solely of subordinated debt issued by CMS Energy or Consumers (as the case may be) and payments made from time to time on such subordinated debt.

      "INDEBTEDNESS" of any Person means, without duplication:

      - the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by new notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

      -     all Capital Lease Obligations of such Person;

      - all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

      - all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in the bullet points above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

      - all obligations of the type referred to in the bullet points above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and

      - all obligations of the type referred to in the bullet points above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

      "LIEN" means any lien, mortgage, pledge, security interest, conditional sale, title retention agreement or other charge or encumbrance of any kind.

      "NET CASH PROCEEDS" means (a) with respect to any Asset Sale, the aggregate proceeds of such Asset Sale including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by CMS Energy, net of (1) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of CMS Energy and its Restricted Subsidiaries, taken as a whole, (3) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (4) appropriate amounts to be provided by CMS Energy or any Restricted Subsidiary of CMS Energy as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with generally accepted accounting principles and (b) with respect to any issuance or sale or contribution in respect of Capital Stock, the aggregate proceeds of such issuance, sale or contribution, including the fair market value (as determined by the Board of Directors and net of any associated debt and of any consideration other than Capital Stock received in return) of property other than cash, received by CMS Energy, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof, provided, however, that if such fair market value as determined by the Board of Directors of property other than cash is greater than $25 million, the value thereof shall be based upon an opinion from an independent nationally recognized firm experienced in the appraisal or similar review of similar types of transactions.

      "NON-CONVERTIBLE CAPITAL STOCK" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible Capital Stock other than Preferred Stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

      "OPERATING CASH FLOW" means, for any period, with respect to CMS Energy and its Consolidated Subsidiaries, the aggregate amount of Consolidated Net Income after adding thereto Consolidated Interest Expense (adjusted to include costs recognized on early retirement of debt), income taxes, depreciation expense, amortization expense and any noncash amortization of debt issuance costs, any nonrecurring, noncash charges to earnings and any negative accretion recognition.

      "OTHER RATING AGENCY" shall mean any one of Fitch, Inc. or Moody's Investors Service, Inc., and any successor to any of these organizations which is a nationally recognized statistical rating organization.

      "PAYING AGENT" means any person authorized by CMS Energy to pay the principal of (and premium, if any) or interest on any of the new notes on behalf of CMS Energy. Initially, the paying agent is the Trustee under the senior debt indenture.

      "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of any government.

      "PREFERRED STOCK" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided that Hybrid Preferred Securities are not considered Preferred Stock for purposes of this definition.

      "REDEEMABLE STOCK" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the stated maturity of the outstanding new notes or is redeemable at the option of the Holders thereof at any time prior to the first anniversary of the stated maturity of the outstanding new notes.

      "RESTRICTED SUBSIDIARY" means any Subsidiary (other than Consumers and its subsidiaries) of CMS Energy which, as of the date of CMS Energy's most recent quarterly consolidated balance sheet, constituted at least 10% of the total Consolidated Assets of CMS Energy and its Consolidated Subsidiaries and any other Subsidiary which from time to time is designated a Restricted Subsidiary by the Board of Directors, provided that no Subsidiary may be designated a Restricted Subsidiary if, immediately after giving effect thereto, an Event of Default or event that, with the lapse of time or giving of notice or both, would constitute an Event of Default would exist or CMS Energy and its Restricted Subsidiaries could not incur at least one dollar of additional Indebtedness pursuant to the first paragraph under "Description of the new notes -- Limitation on Consolidated Indebtedness," and (1) any such Subsidiary so designated as a Restricted Subsidiary must be organized under the laws of the United States or any State thereof, (2) more than 80% of the Voting Stock of such Subsidiary must be owned of record and beneficially by CMS Energy or a Restricted Subsidiary and (3) such Restricted Subsidiary must be a Consolidated Subsidiary.

      "S&P" shall mean Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., and any successor thereto which is a nationally recognized statistical rating organization, or if such entity shall cease to rate the new notes or shall cease to exist and there shall be no such successor thereto, any other nationally recognized statistical rating organization selected by CMS Energy which is acceptable to the Trustee.

      "SUBORDINATED INDEBTEDNESS" means any Indebtedness of CMS Energy (whether outstanding on the date of the Supplemental Indenture or thereafter incurred) which is contractually subordinated or junior in right of payment to the new notes.

      "SUBSIDIARY" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by CMS Energy or by one or more other Subsidiaries, or by CMS Energy and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

      "SUPPORT OBLIGATIONS" means, for any person, without duplication, any financial obligation, contingent or otherwise, of such person guaranteeing or otherwise supporting any debt or other obligation of any other person in any manner, whether directly or indirectly, and including, without limitation, any obligation of such person, direct or indirect:

      - to purchase or pay (or advance or supply funds for the purchase or payment of) such debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such debt;

      - to purchase property, securities or services for the purpose of assuring the owner of such debt of the payment of such debt;

      - to maintain working capital, equity capital, available cash or other financial statement condition of the primary obligor so as to enable the primary obligor to pay such debt;

      - to provide equity capital under or in respect of equity subscription arrangements (to the extent that such obligation to provide equity capital does not otherwise constitute debt); or

      - to perform, or arrange for the performance of, any non-monetary obligations or non-funded debt payment obligations of the primary obligor.

      "TAX SHARING AGREEMENT" means the Amended and Restated Agreement for the Allocation of Income Tax Liabilities and Benefits, dated January 1, 1994, as amended or supplemented from time to time, by and among CMS Energy, each of the members of the Consolidated Group (as defined therein), and each of the corporations that become members of the Consolidated Group.

      "VOTING STOCK" means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

EVENTS OF DEFAULT

      The occurrence of any of the following events with respect to the new notes will constitute an "EVENT OF DEFAULT" with respect to the new notes:

      - default for 30 days in the payment of any interest on any of the new notes;

      - default in the payment when due of any of the principal of or the premium, if any, on any of the new notes, whether at maturity, upon redemption, acceleration, purchase by CMS Energy at the option of the Holders or otherwise;

      - default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the senior debt indenture relating to the new notes after written notice thereof as provided in the senior debt indenture;

      - certain events of bankruptcy, insolvency or reorganization relating to CMS Energy or Consumers;

      - entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days;

      - a default resulting in the acceleration of indebtedness of CMS Energy or Consumers in excess of $25,000,000, which acceleration has not been rescinded or annulled within ten days after written notice of such default as provided in the senior debt indenture;

      - a default in our obligation to redeem new notes after we exercised our redemption option; or

      - a default in our obligation to purchase new notes upon the occurrence of a Change in Control or exercise by a Holder of its option to require us to purchase such Holder's new notes.

      If an Event of Default on the new notes shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the new notes then outstanding may declare the principal of all the new notes and the premium thereon and interest, if any, accrued thereon to be due and payable immediately.

      The senior debt indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the senior debt indenture at the request, order or direction of the Holders of the new notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the senior debt indenture, the Holders of a majority in aggregate principal amount of the senior debentures of each affected series then outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the Trustee, with respect to the senior debentures of such affected series.

      The senior debt indenture provides that no Holders of new notes may institute any action against CMS Energy under the senior debt indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of senior debentures of the affected series then outstanding (voting as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the senior debentures of the affected series then outstanding (voting as one class).

      The senior debt indenture requires CMS Energy to furnish to the Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the senior debt indenture. The senior debt indenture provides that the Trustee may withhold notice to the Holders of the new notes of any default affecting such new notes (except defaults as to payment of principal, premium or interest on the new notes) if it considers such withholding to be in the interests of the Holders of the new notes.

CONSOLIDATION, MERGER OR SALE OF ASSETS

      The senior debt indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if the new corporation assumes the obligations of CMS Energy under the new notes and the Supplemental Indenture and is organized and existing under the laws of the United States, any U.S. State or the District of Columbia. Notwithstanding the foregoing provisions, such a transaction may constitute a Change in Control as described in "Purchase of New Notes Upon Change in Control".

MODIFICATION AND WAIVER

      CMS Energy and the relevant trustee may enter into supplemental indentures without the consent of the Holders of the new notes to establish the form and terms of any series of securities under the senior debt indenture.

      CMS Energy and the relevant trustee, with the consent of the Holders of at least a majority in total principal amount of senior debentures of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the senior debt indenture or modify in any manner the rights of the holders of the senior debentures of each such affected series. CMS Energy and the relevant trustee may not, without the consent of the holders of each senior debenture affected, enter into any supplemental indenture to:

      -     change the time of payment of the principal;

      -     reduce the principal amount of such senior debenture;

      - reduce the rate or change the time of payment of interest on such senior debenture;

      - reduce the amount payable on any securities issued originally at a discount upon acceleration or provable in bankruptcy;

      - impair the right to institute suit for the enforcement of any payment on any senior debenture when due;

      - reduce the redemption price or Change in Control Purchase Price for the new notes or change the terms applicable to redemption or purchase in a manner adverse to the Holder;

      - make any change that adversely affects the right to exchange any debt security, including the new notes, or decreases the exchange rate of any exchangeable debt security; or

      - waive any default in any payment of redemption price or Change in Control Purchase Price with respect to the new notes.

      In addition, no such modification may reduce the percentage in principal amount of the senior debenture of the affected series, the consent of whose holders is required for any such modification or for any waiver provided for in the senior debt indenture.

      Prior to the acceleration of the maturity of any senior debenture, the holders, voting as one class, of a majority in total principal amount of the senior debentures with respect to which a default or event of default shall have occurred and be continuing may on behalf of the holders of all such affected senior debentures waive any past default or event of default and its consequences, except a default or an event of default in respect of a covenant or provision of the senior debt indenture or of any senior debenture which cannot be modified or amended without the consent of the holders of each senior debenture affected.

DEFEASANCE, COVENANT DEFEASANCE AND DISCHARGE

      The senior debt indenture provides that, at the option of CMS Energy:

      - CMS Energy will be discharged from all obligations in respect of the new notes (except for certain obligations to register the transfer of or exchange of the new notes, to replace stolen, lost or mutilated new notes, to maintain paying agencies and to maintain the trust described below); or

      - CMS Energy need not comply with certain restrictive covenants of the senior debt indenture (including those described under "Consolidation, Merger or Sale of Assets"),

if CMS Energy in each case irrevocably deposits in trust with the relevant trustee money and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the new notes on the stated maturities of such new notes in accordance with the terms thereof.

      To exercise this option, CMS Energy is required to deliver to the relevant trustee an opinion of independent counsel to the effect that:

      - the exercise of such option would not cause the Holders of the new notes to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

      - in the case of a discharge as described above, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the senior debt indenture there has been a change in the applicable federal income tax law.

      In the event:

      - CMS Energy exercises its option to effect a covenant defeasance with respect to the new notes as described above;

      - the new notes are thereafter declared due and payable because of the occurrence of any event of default other than an event of default caused by failing to comply with the covenants which are defeased; or

      - the amount of money and securities on deposit with the relevant trustee would be insufficient to pay amounts due on the new notes at the time of the acceleration resulting from such event of default,

CMS Energy would remain liable for such amounts.

THE TRUSTEE

      J.P. Morgan Trust Company, N.A. (the "TRUSTEE") is the Trustee and paying agent under the senior debt indenture for the new notes. CMS Energy and its affiliates maintain lending depositary and other normal banking relationship with J.P. Morgan Trust Company, N.A. J.P. Morgan Trust Company, N.A. is also a lender to CMS Energy and its affiliates.

GOVERNING LAW

      The senior debt indenture, the Supplemental Indenture and the new notes will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply.

BOOK-ENTRY SYSTEM

      The new notes will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under circumstances described below, the new notes will not be issued in definitive form.

      The following is based upon information furnished by DTC:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("PARTICIPANTS") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("DIRECT PARTICIPANTS") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Investors who purchase new notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interest in a global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("EUROCLEAR"), and Clearstream Banking, societe anonyme ("CLEARSTREAM"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global securities in customers' securities accounts in the depositaries' names on the books of DTC.

      Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the new notes represented by the global security. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the new notes represented by that global security for all purposes under the senior debt indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have new notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of new notes in definitive form and will not be considered the owners or Holders thereof under the senior debt indenture. Principal and interest payments, if any, on new notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the Trustee, any paying agent or the security registrar for the new notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

      Unless and until they are exchanged in whole or in part for new notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global securities settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

      If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue new notes in definitive form in exchange for the global securities relating to the new notes. In addition, we may at any time and in our sole discretion determine not to have the new notes or portions of the new notes represented by one or more global securities and, in that event, will issue individual new notes in exchange for the global security or securities representing the new notes. Further, if we so specify with respect to any new notes, an owner of a beneficial interest in a global security representing the new notes may, on terms acceptable to us and the depositary for the global security, receive individual new notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of new notes represented by the global security equal in principal amount to the beneficial interest, and to have the new notes registered in its name. new notes so issued in definitive form will be issued as registered new notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

LISTING

      The new notes will be eligible to be traded on the Portal Market of the National Association of Securities Dealers, Inc. at the time of issuance.

                                     RATINGS

      S&P has assigned each series of old notes a rating of B+, Moody's has assigned each series of old notes a rating of B3 and Fitch has assigned each series of old notes a rating of B+. The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes will not be applicable to the new notes. The new notes will have the same financial terms and covenants as the old notes, and will be subject to the same business and financial risks. The ratings mentioned above reflect only the views of such ratings agencies, and do not constitute a recommendation to buy, sell or hold securities. In general, ratings address credit risk. Each rating should be evaluated independently of any other rating. An explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Standard & Poor's, 25 Broadway, New York, New York 10004; Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Fitch, Inc., 1 State Street Plaza, New York, New York 10004. The security rating may be subject to revision or withdrawal at any time by the assigning rating organization, and, accordingly, there can be no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither CMS nor the Initial Purchasers have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the old notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the new notes.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

      We initially sold the old notes in a private offering to Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. (the "INITIAL PURCHASERS") pursuant to a purchase agreement between us and them. The Initial Purchasers resold the old notes to qualified institutional buyers in reliance on, and subject to the restrictions imposed under, Rule 144A under the Securities Act. As of the date of this prospectus, $300 million of the old notes are outstanding.

EXCHANGE OFFER REGISTRATION

      In connection with the private offering of the old notes, we entered into a registration rights agreement with the Initial Purchasers pursuant to which we agreed, for the benefit of the Holders of the old notes, at our cost to:

      - within 240 days following the original issue date of the old notes, prepare and file with the SEC an Exchange Offer registration statement with respect to a proposed Exchange Offer and the issuance and delivery to the Holders, in exchange for the old notes of new notes, which will have terms identical in all material respects to the old notes, except that the new notes will not contain terms with respect to transfer restrictions and will not provide for the payment of additional interest under the circumstances described below;

      - use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 330 days of the original issue date of the new notes;

      - use our reasonable best efforts to keep the exchange offer registration statement effective until the closing of the Exchange Offer; and

      - use our reasonable best efforts to cause the Exchange Offer to be consummated not later than 30 days following the effectiveness of the exchange offer registration statement.

      The new notes will be issued under the Indenture. Upon the effectiveness of the exchange offer registration statement, we will offer the new notes in exchange for surrender of the old notes. We will keep the Exchange Offer open for not less than 20 business days after the date notice of the Exchange Offer is mailed to the Holders of the old notes, or longer if required by applicable law.

      For each old note surrendered to us pursuant to the Exchange Offer and not withdrawn by the Holder, the Holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last date on which interest was paid on the old note surrendered in exchange or, if no interest has been paid on that old note, from the original issue date of the new notes.

SEC INTERPRETATIONS

      Based on existing interpretations of the Securities Act by the staff of the SEC in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by the Holders, other than Holders who are broker-dealers, without further compliance with the registration and prospectus delivery provisions of the Securities Act. Any purchaser of new notes, however, who is our affiliate or who intends to participate in the Exchange Offer for the purpose of distributing the new notes, or any participating broker-dealer who purchased the new notes for its own account, other than as a result of market-making activities or other trading activities, to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

      - will not be able to rely on the interpretations by the staff of the SEC;

      -     will not be able to tender its old notes in the Exchange Offer; and

      - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes, unless the sale or transfer is made under an exemption from those requirements.

      We do not intend to seek our own interpretation regarding the Exchange Offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the new notes as it has in other interpretations to third parties.

      Each Holder of old notes, other than specified Holders, who wishes to exchange such old notes for the related new notes in the Exchange Offer will be required to make representations that:

      -     it is not our affiliate;

      - the old notes being exchanged, and any new notes to be received by it, have been or will be acquired in the ordinary course of its business; and

      - it has no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the new notes.

      In addition, in connection with resales of new notes, any participating broker-dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the new notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we have agreed, for a period of one year following the consummation of the Exchange Offer, to make available a prospectus meeting the requirements of the Securities Act to any participating broker-dealer for use in connection with any resale of any new notes acquired in the Exchange Offer.

SHELF REGISTRATION

      If:

            (1) we are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

            (2) upon notice to us by any Holder in specified circumstances, and

            (3) we are eligible to use Securities Act Form S-3

            we will, in addition to or instead of effecting the registration of the new notes pursuant to the exchange offer registration statement, as the case may be,

            (1) on or prior to 180 days after the earlier of any event in (1) or
      (2) above, file with the SEC a shelf registration statement covering resales of the old notes;

            (2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act not later than 270 days after the date of any event in (1) or (2) above;

            (3) use our reasonable best efforts to keep the shelf registration statement effective for two years; and

            (4) use our reasonable best efforts to ensure that the shelf registration statement and any amendment to the shelf registration statement and any prospectus included in the shelf registration statement conforms with the requirements of the Securities Act.

      We will, in the event of the filing of a shelf registration statement, provide to each Holder of old notes that are covered by the shelf registration statement copies of the prospectus that is a part of the shelf registration statement and notify each Holder when the shelf registration statement has become effective. A Holder of old notes that sells the old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus, to deliver information to be used in connection with the shelf registration, and to deliver a prospectus to purchasers, will be subject to the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the registration rights agreement that are applicable to the Holder, including indemnification obligations.

ADDITIONAL INTEREST

      We are making this Exchange Offer to satisfy our obligations and your registration rights under the registration rights agreement. If a registration default occurs, which means one of the following events occurs:

      - the exchange offer registration statement is not filed with the SEC on or prior to the 240th calendar day following the original issue date of the old notes;

      - the exchange offer registration statement is not declared effective on or prior to the 330th calendar day following the original issue date of the old notes;

      - the Exchange Offer is not consummated on or prior to the 30th calendar day following effectiveness of the exchange offer registration statement;

      - if required, a shelf registration statement with respect to the old notes is not filed with the SEC on or prior to the date specified above;

      - if required, a shelf registration statement with respect to the old notes is not declared effective on or prior to the date specified above; or

      - either the exchange offer registration statement or a shelf registration statement has been filed and declared effective but after its effective date ceases to be effective or is unusable for its intended purpose without being succeeded within 15 business days by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective by the SEC within five business days;

then additional interest will accrue on the old notes, from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.25% per annum during the 90-day period immediately following the occurrence of such registration default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 0.50% per annum. We will have no other liabilities for monetary damages with respect to our registration obligations. The receipt of additional interest will be the sole monetary remedy available to a Holder if we fail to meet these obligations.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

      The term "EXPIRATION DATE" shall mean ________ __, 2004 unless we, in our sole discretion, extend the Exchange Offer, in which case the term "EXPIRATION DATE" shall mean the latest date to which the Exchange Offer is extended.

      To extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of the old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that we are extending the Exchange Offer for a specified period of time.

      We reserve the right :

      - to delay acceptance of any old notes, extend the Exchange Offer or terminate the Exchange Offer and not permit acceptance of the old notes not previously accepted if any of the conditions set forth herein under "--Conditions" shall have occurred and shall not have been waived by us, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or

      - to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the old notes.

      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

      Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

Interest on the new notes will accrue from the last date on which interest was paid on the old notes, or, if no interest has been paid on such old notes, from the date of issuance of the new notes. Interest on the new notes is payable semiannually on February 1 and August 1 commencing August 1, 2004.

PROCEDURES FOR TENDERING

      To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon medallion guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) a timely confirmation of a book-entry transfer (a "BOOK-ENTRY CONFIRMATION") of such old notes into the Exchange Agent's account at The Depositary (the "BOOK-ENTRY TRANSFER FACILITY") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (ii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTERS OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO CONSUMERS. Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

      The tender by a holder of old notes will constitute an agreement between such holder and CMS in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

      Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be medallion guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "ELIGIBLE INSTITUTION") unless the old notes tendered pursuant thereto are tendered for the account of an Eligible Institution.

      If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by CMS, evidence satisfactory to CMS of their authority to so act must be submitted with the Letter of Transmittal.

      All questions as to the validity, form, eligibility (including time of receipt) and withdrawal of the tendered old notes will be determined by CMS, in its sole discretion, which determination will be final and binding. CMS reserves the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for CMS, be unlawful. CMS also reserves the absolute right to waive any irregularities or conditions of tender as to particular old notes. CMS's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as CMS shall determine. Neither CMS, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

      In addition, CMS reserves the right, in its sole discretion, subject to the provisions of the Indenture, to purchase or make offers for any old notes that remain outstanding subsequent to the

Expiration Date or, as set forth under "--Conditions," to terminate the Exchange Offer in accordance with the terms of the Registration Rights Agreement, and to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

      Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all old notes properly tendered will be accepted promptly after the Expiration Date, and the new notes will be issued promptly after acceptance of the old notes. See "--Conditions." For purposes of the Exchange Offer, the old notes shall be deemed to have been accepted as validly tendered for exchange when CMS gives oral or written notice to the Exchange Agent.

      In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the Exchange Offer will be made only after the Exchange Agent has timely received a Book-Entry Confirmation of such old notes into its account at the Book-Entry Transfer Facility and a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted or such nonexchanged old notes will be credited to an account maintained with such Book- Entry Transfer Facility as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

      The Exchange Agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of old notes by causing the Book-Entry Transfer Facility to transfer such old notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, the Letter of Transmittal (or facsimile) thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

      If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

            -     the tender is made through an Eligible Institution;

            - prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by CMS (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the

                  Notice of Guaranteed Delivery, a Book- Entry Confirmation and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and

            - a Book-Entry Confirmation and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

      Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date at one of the addresses set forth under "--Exchange Agent." Any such notice of withdrawal must specify:

            - the name and number of the account at the Book-Entry Transfer Facility from which the old notes were tendered;

            - identify the principal amount of the old notes to be withdrawn; and

            - specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such Book-Entry Transfer Facility.

All questions as to the validity, form and eligibility (including time of receipt) of such notice will be determined by CMS, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be credited to an account maintained with such Book-Entry Transfer Facility for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "--Procedures for Tendering" and "--Book-Entry Transfer" at any time on or prior to the Expiration Date.

CONDITIONS

      Notwithstanding any other term of the Exchange Offer, old notes will not be required to be accepted for exchange, nor will new notes be issued in exchange for any old notes, and CMS may terminate or amend the Exchange Offer as provided herein before the acceptance of such old notes, if, because of any change in law, or applicable interpretations thereof by the SEC, CMS determines that it is not permitted to effect the Exchange Offer. CMS has no obligation to, and will not knowingly, permit acceptance of tenders of old notes from affiliates of CMS or from any other holder or holders who are not eligible to participate in the Exchange Offer under applicable law or interpretations thereof by the staff of the SEC, or if the new notes to be received by such holder or holders of old notes in the Exchange Offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of substantially all of the states of the United

States. Other than the United States federal and state securities laws we do not need to satisfy any regulatory requirements or obtain any regulatory approvals to conduct the Exchange Offer.

EXCHANGE AGENT

      J.P. Morgan Trust Company, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

      By Certified or Registered Mail:      By Overnight Courier or Hand:
       J.P. Morgan Trust Company, N.A.     J.P. Morgan Trust Company, N.A.
         Institutional Trust Services        Institutional Trust Services
                P.O. Box 2320                2001 Bryan Street, 9th Floor
           Dallas, Texas 75221-2320              Dallas, Texas 75201
            Attention: Frank Ivins              Attention: Frank Ivins

                              Confirm By Telephone:
                                 (800) 275-2048

FEES AND EXPENSES

      The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by CMS. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telephone, facsimile or in person by officers and regular employees of CMS.

      CMS will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. CMS, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith.

      The expenses to be incurred in connection with the Exchange Offer will be paid by CMS, including fees and expenses of the Exchange Agent and the Trustee, and accounting, legal, printing and related fees and expenses.

      CMS will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the Exchange Offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

RESALE OF NEW NOTES

      Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, CMS believes that new notes issued pursuant to the Exchange Offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any owner of such new notes (other than any such owner which is an "affiliate" of CMS within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such owner's business and such owner does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such new notes. Any owner of old notes who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988, as interpreted in the SEC's letter to Shearman & Sterling dated July 2, 1993), Morgan Stanley & Co., Incorporated (available June 5, 1991), Warnaco, Inc. (available June 5, 1991), and Epic Properties, Inc. (available October 21, 1991) or similar no-action letters (collectively the "NO-ACTION LETTERS") but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes.

      By tendering in the Exchange Offer, each holder (or DTC participant, in the case of tenders of interests in old notes held in a global security held by
DTC) will represent to CMS (which representation may be contained the Letter of Transmittal) to the effect that (A) it is not an affiliate of CMS, (B) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the new notes to be issued in the Exchange Offer and (C) it is acquiring the new notes in its ordinary course of business. Each holder will acknowledge and agree that any broker-dealer and any such holder using the Exchange Offer to participate in a distribution of the new notes acquired in the Exchange Offer (1) could not under SEC policy as in effect on the date of the Registration Rights Agreements rely on the position of the SEC enunciated in the No-Action Letters, and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of new notes obtained by such holder in exchange for old notes acquired by such holder directly from CMS or an affiliate thereof.

      To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or to register the new notes prior to offering or selling such new notes. CMS has agreed, pursuant to the Registration Rights Agreements and subject to certain specified limitations therein, to cooperate with selling holders or underwriters in connection with the registration and qualification of the new notes for offer or sale under the securities or "blue sky" laws of such jurisdictions as may be necessary to permit the holders of new notes to trade the new notes without any restrictions or limitations under the securities laws of the several states of the United States.

CONSEQUENCES OF FAILURE TO EXCHANGE

      Holders of old notes who do not exchange their old notes for new notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be registered under the Securities Act, except pursuant to a transaction not subject to, the Securities Act and applicable state securities laws. CMS does not currently anticipate that it will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS FOR THE FISCAL
                          YEAR ENDED DECEMBER 31, 2003

This Management's Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2003(the "10-K MD&A") refers to, and in some sections specifically incorporates by reference, CMS' Notes to Consolidated Financial Statements and Notes for the fiscal year ended December 31, 2003 (the "DECEMBER 31, 2003 FINANCIAL STATEMENTS") beginning on page F-1. They contain detailed information that should be referred to in conjunction with the following 10-K MD&A. The 10-K MD&A also describes material contingencies in CMS' Notes to the December 31, 2003 Financial Statements, and CMS encourages readers to review these Notes. All note references within the 10-K MD&A refer to CMS' Notes to the December 31, 2003 Financial Statements. Please refer to the Glossary beginning on page 126 of this prospectus for definitions of certain capitalized terms used in the 10-K MD&A.

EXECUTIVE OVERVIEW

     CMS Energy is an integrated energy company with a business strategy focused primarily in Michigan. We are the parent holding company of Consumers and Enterprises. Consumers is a combination electric and gas utility company serving Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in domestic and international diversified energy businesses including: independent power production; natural gas transmission, storage and processing; and energy services. We manage our businesses by the nature of services each provides and operate principally in three business segments: electric utility, gas utility, and enterprises.

     We earn our revenue and generate cash from operations by providing electric and natural gas utility services, electric power generation, gas transmission, storage, and processing, and other energy-related services. Our businesses are affected by weather, especially during the key heating and cooling seasons, economic conditions, particularly in Michigan, regulation and regulatory issues that primarily affect our gas and electric utility operations, interest rates, our debt credit rating, and energy commodity prices.

     Our strategy involves rebuilding our balance sheet and refocusing on our core strength: superior utility operation. Over the next few years, we expect this strategy to reduce our parent company debt substantially, improve our debt ratings, grow earnings at a mid-single digit rate, restore a meaningful dividend, and position the company to make new investments consistent with our strengths. In the near term, our new investments will focus on the utility.

     In 2003, we continued to implement our "utility plus" strategy centered around growing a healthy utility in Michigan and optimizing the contribution from key Enterprises assets. We sold over $900 million worth of non-strategic assets, enabling us to reduce debt by $1.1 billion. We have taken advantage of historically low interest rates to extend maturities and refinance our debt at lower cost. We completed over $3 billion of financing and refinancing transactions to resolve short-term liquidity concerns at the start of 2003. In addition to improving our capital structure, we contributed $560 million to our defined benefit pension plan. This should result in lower pension costs in the future.

     At the foundation of our financial progress was exceptional operating performance. For the second consecutive year, our Michigan gas utility earned the J.D. Power and Associates award for highest residential customer satisfaction with natural gas services in the Midwest. Independent evaluators, like J.D. Power and Associates recognize value and our regulators do too. The MPSC authorized an annual increase in our gas utility rates of $56 million in late 2002, and an additional interim annualized $19 million rate increase in 2003.

     Despite strong financial and operational performance in 2003, we face important challenges in the future. We continue to lose industrial and commercial customers to other electric suppliers without receiving compensation for stranded costs caused by the lost sales. As of March 2004, we lost 735 MW or nine percent of our electric business to these alternative electric suppliers. We expect the loss to grow to over 1,000 MW in 2004. Existing state legislation encourages competition and provides for recovery of stranded costs, but the MPSC has not yet authorized stranded cost recovery. We continue to work cooperatively with the MPSC to resolve this issue.

     Further, higher natural gas prices have harmed the economics of the MCV and we are seeking approval from the MPSC to change the way in which the facility is used. Our proposal would reduce gas consumption by an estimated 30 to 40 bcf per year while improving the MCV's financial performance with no change to customer rates. A portion of the benefits from the proposal will support additional renewable resource development in Michigan. Resolving the issue is critical for our shareowners and customers, and we have asked the MPSC to approve it quickly.

     We also are focused on further reducing our business risk and leverage, while growing the equity base of our company. Much of our asset sales program is complete; we are focused on selling the remaining businesses that are not strategic to us. This creates volatility in earnings as we recognize foreign currency translation account losses at the time of sale, but it is the right strategic direction for our company.

     Finally, we are working to resolve outstanding litigation that stemmed from energy trading activities in 2001 and earlier. Doing so will permit us to devote more attention to improving business growth. Our business plan is targeted at predictable earnings growth along with reduction in our debt. We are a full year into our five-year plan to reduce by half the debt of the CMS Energy holding company.

     The result of these efforts will be a strong, reliable energy company that will be poised to take advantage of opportunities for further growth.

RESTATEMENT

     Financial statements of prior years and quarterly data for all three periods presented have been restated for the following events:

     - International Energy Distribution, which includes SENECA and CPEE, is no longer considered "discontinued operations",

     - certain derivative accounting corrections, and

     - Loy Yang deferred tax accounting correction.

     For additional details on the effect of the restatements, see Note 18, Restatement and Reclassification, and Note 19, Quarterly Financial and Common Stock Information (Unaudited).

RESULTS OF OPERATIONS

CMS ENERGY CONSOLIDATED NET LOSS

     Our 2003 net loss was $44 million, an improvement of $606 million from 2002. We are continuing to restructure our business operations, and as our financial plan moves forward, we will maintain our strategy of selling under-performing or non-strategic assets in order to reduce our debt, to reduce business risk, and to provide for more predictable future earnings.

                                                                          RESTATED    RESTATED
YEARS ENDED DECEMBER 31                                          2003       2002        2001
-----------------------                                          ----     --------    --------
                                                                 IN MILLIONS (EXCEPT FOR PER
                                                                        SHARE AMOUNTS)
Net Loss....................................................    $  (44)    $ (650)     $ (459)
Basic loss per share........................................    $(0.30)    $(4.68)     $(3.51)
Diluted loss per share......................................    $(0.30)    $(4.68)     $(3.51)

                                                         RESTATED              RESTATED    RESTATED
YEARS ENDED DECEMBER 31                         2003       2002      CHANGE      2002        2001      CHANGE
-----------------------                         ----     --------    ------    --------    --------    ------
                                                                         IN MILLIONS
Electric Utility............................    $ 167     $ 264       $(97)     $ 264       $ 120      $ 144
Gas Utility.................................       38        46         (8)        46          21         25
Enterprises.................................        8      (419)       427       (419)       (272)      (147)
Corporate Interest and Other................     (256)     (285)        29       (285)       (196)       (89)
                                                -----     -----       ----      -----       -----      -----
Loss from Continuing Operations.............      (43)     (394)       351       (394)       (327)       (67)
                                                -----     -----       ----      -----       -----      -----
Discontinued Operations.....................       23      (274)       297       (274)       (128)      (146)
Accounting Changes..........................      (24)       18        (42)        18          (4)        22
                                                -----     -----       ----      -----       -----      -----
Net Loss....................................    $ (44)    $(650)      $606      $(650)      $(459)     $(191)
                                                =====     =====       ====      =====       =====      =====

     2003 COMPARED TO 2002: Our net loss was reduced significantly from:

     - absence of $379 million, net of tax, of goodwill write downs recorded in 2002 associated with discontinued operations,

     - an improvement of CMS Enterprises' earnings due to:

      - decrease of $313 million, net of tax, in asset write downs from planned and completed divestitures,

      - lower expropriation and devaluation losses at the Argentine facilities due to the stabilization of the Argentine Peso,

      - absence of tax charges recorded in 2002 resulting from the loss of indefinite tax deferral for several international investments, and

      - higher revenues and lower interest costs within IPP.

     - decrease in corporate interest and other.

     However, our progress was slowed by:

     - Electric Utility earnings:

      - higher electric operating costs resulting from higher pension expense, greater depreciation expense reflecting higher levels of plant in service, and increased amortization expense associated with securitized regulatory assets,

      - lower electric deliveries from milder weather during the summer, and

      - continuation of switching by commercial and industrial customers to alternative electric suppliers.

     - loss of $44 million, after-tax, on the sale of Panhandle,

     - employee benefit plans net settlement and curtailment loss of $48 million, after tax, related to a large number of employees retiring and exiting these plans, and

     - cumulative effect of a change of accounting resulting in a charge of $23 million, net of tax, due to energy trading contracts that did not meet the definition of a derivative.

     2002 COMPARED TO 2001: Our net loss increased $191 million from:

     - after-tax charges in recognition of planned and completed divestitures and reduced asset valuations,

     - tax credit write-offs in 2002 at the parent level, and

     - restructuring and other costs in 2002.

ELECTRIC UTILITY RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31                                2003    2002    CHANGE    2002    2001    CHANGE
-----------------------                                ----    ----    ------    ----    ----    ------
                                                                         IN MILLIONS
Net income.........................................    $167    $264     $(97)    $264    $120     $144
                                                       ====    ====     ====     ====    ====     ====
REASONS FOR THE CHANGE:
Electric deliveries................................                     $(41)                     $ 41
Power supply costs and related revenue.............                       26                       149
Other operating expenses and non-commodity
  revenue..........................................                      (80)                      (21)
Gain on asset sales................................                      (38)                       38
General taxes......................................                       10                        (3)
Fixed charges......................................                      (22)                        9
Income taxes.......................................                       48                       (69)
                                                                        ----                      ----
Total change.......................................                     $(97)                     $144
                                                                        ====                      ====

     ELECTRIC DELIVERIES: In 2003, electric revenues decreased, reflecting lower deliveries. Most significantly, sales volumes to commercial and industrial customers were 5.6 percent lower than in 2002, a result of these sectors' continued switching to alternative electric suppliers as allowed by the Customer Choice Act. The decrease in revenue is also the result of reduced deliveries to higher-margin residential customers, from a milder summer's impact on air conditioning usage. Overall, electric deliveries, including transactions with other wholesale marketers and other electric utilities, decreased 0.4 billion kWh or 1.1 percent.

     In 2002, electric revenue increased by $41 million from the previous year, despite lower deliveries. This was due primarily to increased deliveries to higher-margin residential customers as a result of a significantly warmer summer's impact on air conditioning usage. Deliveries, including transactions with other wholesale marketers and other electric utilities, decreased 0.3 billion kWh or 0.7 percent.

     POWER SUPPLY COSTS AND RELATED REVENUE: In 2003, our recovery of power supply costs was fixed, as required under the Customer Choice Act. Therefore, power supply-related revenue in excess of actual power supply costs increased operating income. By contrast, if power supply-related revenues had been less than actual power supply costs, the impact would have decreased operating income. In 2003, this difference between power supply-related revenues and actual power supply costs benefited operating income by $26 million more than it had in 2002. This increase is primarily the result of increased intersystem revenues due to higher market prices and sales made from surplus capacity. The efficient operation of our generating plants and lower priced purchased power further decreased power supply costs.

     In 2002, as compared to 2001, power supply costs and related revenues increased operating income due primarily to reduced purchased power costs because the Palisades plant returned to service in 2002, following an extended 2001 shutdown.

     OTHER OPERATING EXPENSES AND NON-COMMODITY REVENUE: In 2003, net operating expenses and non-commodity revenue decreased operating income by $80 million versus 2002. This decrease relates to increased pension and other benefit costs of $54 million, a scheduled refueling outage at Palisades, and higher transmission costs. More plant in service increased depreciation costs by $8 million, and $11 million of higher amortization expense from securitized assets further contributed to decreased operating income. Slightly offsetting the increased operating expenses were higher non-commodity revenues associated with other income.

     In 2002, net operating expenses and non-commodity revenue decreased operating income by $21 million compared with 2001. The decrease primarily related to higher transmission expenses and increased depreciation costs from more plant in service.

     ASSET SALES: The reduction in operating income from asset sales for 2003 versus 2002, and the increase in operating income from asset sales for 2002 versus 2001 reflect the $31 million pretax gain associated with the 2002 sale of our electric transmission system and the $7 million pretax gain associated with the 2002 sale of nuclear equipment from the cancelled Midland project.

     GENERAL TAXES: In 2003, general taxes decreased from 2002 due primarily to reductions in MSBT expense, resulting primarily from a tax credit received from the State of Michigan associated with construction of the new corporate headquarters on a qualifying Brownfield site. In 2002, general taxes increased over 2001 due to increases in MSBT and property tax accruals.

     FIXED CHARGES: In 2003, fixed charges increased versus 2002 due primarily to higher average debt levels, but also because of higher average interest rates. In 2002, fixed charges decreased versus 2001 because of a reduction in long-term debt.

     INCOME TAXES: In 2003, income tax decreased versus 2002 due primarily to lower earnings by the electric utility. In 2002, income tax expense increased versus 2001 due primarily to increased earnings.

GAS UTILITY RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31                                   2003    2002    CHANGE    2002    2001    CHANGE
-----------------------                                   ----    ----    ------    ----    ----    ------
                                                                            IN MILLIONS
Net income............................................    $38     $46      $ (8)    $46     $21      $ 25
                                                          ===     ===      ====     ===     ===      ====
Reasons for the change:
Gas deliveries........................................                     $ (1)                     $ 21
Gas rate increase.....................................                       39                        25
Gas wholesale and retail services and other gas
  revenues............................................                        1                         1
Operation and maintenance.............................                      (34)                      (14)
General taxes, depreciation, and other income.........                       (6)                       (3)
Fixed charges.........................................                       (5)                        3
Income taxes..........................................                       (2)                       (8)
                                                                           ----                      ----
Total change..........................................                     $ (8)                     $ 25
                                                                           ====                      ====

     GAS DELIVERIES: In 2003, gas deliveries, including miscellaneous transportation, increased 4.1 bcf or 1.1 percent versus 2002. Despite increased system deliveries, gas revenues actually declined by $1 million. Colder weather during the first quarter of 2003 increased deliveries to the residential and commercial sectors. Increased deliveries resulted in a $6 million increase in gas revenues. However, the revenue increase was offset by a $7 million gas loss adjustment recorded as a reduction to gas revenues.

     In 2002, gas revenues increased by $21 million from the previous year. System deliveries, including miscellaneous transportation, increased 9.4 bcf or
2.6 percent. The increase was due primarily to colder weather that increased deliveries to the residential and commercial sectors.

     GAS RATE INCREASE: In November 2002, the MPSC issued a final gas rate order authorizing a $56 million annual increase to gas tariff rates. As a result of this order, 2003 gas revenues increased $39 million. In 2002, gas rate increases led to increased gas revenues of $25 million over 2001.

     GAS WHOLESALE AND RETAIL SERVICES AND OTHER GAS REVENUES: In 2003, gas wholesale and retail services and other gas revenues increased $1 million. The $1 million increase includes primarily the following two items. In 2003, we reversed a $4 million reserve, originally recorded in 2002, for non-physical gas title tracking services.

In addition, in 2003, we reserved $11 million for the settlement agreement associated with the 2002-2003 GCR disallowance. For additional details regarding both of these issues, see the Gas Utility Business Uncertainties in the "Outlook" section of this MD&A.

     OPERATION AND MAINTENANCE: In 2003, operation and maintenance expenses increased versus 2002 due to increases in pension and other benefits costs of $27 million and additional expenditures on safety, reliability, and customer service. In 2002, operation and maintenance expenses increased versus 2001 due to the recognition of gas storage inventory losses and additional expenditures on customer reliability and service.

     GENERAL TAXES, DEPRECIATION, AND OTHER INCOME: In 2003, the net of general tax expense, depreciation expense, and other income decreased operating income primarily because of increases in depreciation expense from increased plant in service. In 2002, the net of general tax expense, depreciation expense, and other income decreased operating income primarily because of increases in MSBT and property tax expense accruals.

     FIXED CHARGES: In 2003, fixed charges increased versus 2002 due primarily to higher average debt levels, but also because of higher average interest rates. In 2002 versus 2001, fixed charges decreased due to lower long-term debt levels.

     INCOME TAXES: In 2003 versus 2002, income tax expense increased due to reduced income tax expense in 2002. The 2002 reduction was attributable to flow-through accounting on plant, property and equipment as required by past MPSC rulings. In 2002, income tax expense increased versus 2001 due primarily to increased earnings of the gas utility.

ENTERPRISES RESULTS OF OPERATIONS

                                                 RESTATED                    RESTATED       RESTATED
YEARS ENDED DECEMBER 31               2003         2002         CHANGE         2002           2001         CHANGE
-----------------------               ----       --------       ------       --------       --------       ------
                                                                      IN MILLIONS
Net Income (Loss)..............        $8         $(419)         $427         $(419)         $(272)        $(147)
                                       ==         =====          ====         =====          =====         =====

     In 2003, Enterprises had earnings compared to a significant loss in 2002. This year over year improvement resulted from the:

     - elimination of $313 million of asset impairments, net of tax, in 2002 for divestitures and reduced asset valuations,

     - lower expropriation and devaluation losses at Argentine facilities, and

     - elimination of tax charges in 2002 from the loss of indefinite tax deferral for several international investments.

     2002 losses increased by $147 million from 2001 resulting from the:

     - increased asset impairments for divestitures and reduced asset valuations, and

     - discontinuing and selling several businesses.

OTHER RESULTS OF OPERATIONS

CORPORATE INTEREST AND OTHER:

                                                 RESTATED                    RESTATED       RESTATED
YEARS ENDED DECEMBER 31              2003          2002         CHANGE         2002           2001         CHANGE
-----------------------              ----        --------       ------       --------       --------       ------
                                                                     IN MILLIONS
Net Loss......................       $(256)       $(285)         $29          $(285)         $(196)         $(89)
                                     =====        =====          ===          =====          =====          ====

     Our 2003 corporate interest and other net expenses decreased $29 million from 2002 primarily due to reduced restructuring costs and reduced taxes, partially offset by increased interest allocation to continuing operations.

     Our 2002 corporate interest and other net expenses increased $89 million from 2001 primarily due to restructuring charges, including the relocation of corporate offices from Dearborn to Jackson, Michigan, and increased taxes resulting from the loss of certain AMT credit carryforwards.

     DISCONTINUED OPERATIONS: For the years ended December 31, 2003 and 2002, discontinued operations included Parmelia, and through their respective dates of sale, Panhandle, CMS Viron, CMS Field Services, and Marysville. For additional information, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

CRITICAL ACCOUNTING POLICIES

     The following accounting policies are important to an understanding of our results and financial condition and should be considered an integral part of our MD&A:

     - use of estimates in accounting for long-lived assets, equity method investments, and contingencies,

     - accounting for financial and derivative instruments,

     - accounting for international operations and foreign currency,

     - accounting for the effects of industry regulation,

     - accounting for pension and postretirement benefits,

     - accounting for asset retirement obligations, and

     - accounting for nuclear decommissioning costs.

     For additional accounting policies, see Note 1, Corporate Structure and Accounting Policies.

USE OF ESTIMATES

     In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Accounting estimates are used for asset valuations, depreciation, amortization, financial and derivative instruments, employee benefits, and contingencies. For example, we estimate the rate of return on plan assets and the cost of future health-care benefits to determine our annual pension and other postretirement benefit costs. There are risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the regulatory environment, competition, foreign exchange, regulatory decisions, and lawsuits.

     LONG-LIVED ASSETS AND EQUITY METHOD INVESTMENTS: Our assessment of the recoverability of long-lived assets and equity method investments involves critical accounting estimates. Tests of impairment are performed periodically if certain conditions that are other than temporary exist that may indicate the carrying value may not be recoverable. Of our total assets, recorded at $13.838 billion at December 31, 2003, 60 percent represent long-lived assets and equity method investments that are subject to this type of analysis. We base our evaluations of impairment on such indicators as:

     - the nature of the assets,

     - projected future economic benefits,

     - domestic and foreign regulatory and political environments,

     - state and federal regulatory and political environments,

     - historical and future cash flow and profitability measurements, and

     - other external market conditions or factors.

     If an event occurs or circumstances change in a manner that indicates the recoverability of a long-lived asset should be assessed, we evaluate the asset for impairment. An asset held-in-use is evaluated for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We estimate the fair market value of the asset utilizing the best information available. This information includes quoted market prices, market prices of similar assets, and discounted future cash flow analyses. An asset considered held-for-sale is recorded at the lower of its carrying amount or fair value, less cost to sell.

     We also assess our ability to recover the carrying amounts of our equity method investments. This assessment requires us to determine the fair values of our equity method investments. The determination of fair value is based on valuation methodologies including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. We also consider the existence of CMS Energy guarantees on obligations of the investee or other commitments to provide further financial support. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

     Our assessments of fair value using these valuation methodologies represent our best estimates at the time of the reviews and are consistent with our internal planning. The estimates we use can change over time. If fair values were estimated differently, they could have a material impact on the financial statements.

     In 2003, we analyzed impairment indicators related to our long-lived assets and equity method investments. Following our analysis, we reduced the carrying amount of our investment in Parmelia, our investment in SENECA, and an equity investment at CMS Generation to reflect their fair values. We are still pursuing the sale of our remaining non-strategic and under-performing assets, including some assets that were not determined to be impaired. Upon the sale of these assets, the proceeds realized may be materially different from the remaining carrying values. Even though these assets have been identified for sale, we cannot predict when, or make any assurances that, these asset sales will occur. Further, we cannot predict the amount of cash or the value of consideration that may be received. For additional details on asset sales, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

     CONTINGENCIES: We are involved in various regulatory and legal proceedings that arise in the ordinary course of our business. We record accruals for such contingencies based upon our assessment that the occurrence is probable and an estimate of the liability amount. The recording of estimated liabilities for contingencies is guided by the principles in SFAS No. 5. We consider many factors in making these assessments, including history and the specifics of each matter. The most significant of these contingencies are our electric and gas environmental estimates, which are discussed in the "Outlook" section included in this MD&A, and the potential underrecoveries from our power purchase contract with the MCV Partnership.

     MCV UNDERRECOVERIES: The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and steam to Dow. We hold a 49 percent partnership interest in the MCV Partnership, and a 35 percent lessor interest in the MCV Facility.

     Under our power purchase agreement with the MCV Partnership, we pay a capacity charge based on the availability of the MCV Facility whether or not electricity is actually delivered to us; a variable energy charge for kWh delivered to us; and a fixed energy charge based on availability up to 915 MW and based on delivery for the remaining contracted capacity. The cost that we incur under the MCV Partnership power purchase agreement exceeds the recovery amount allowed by the MPSC. As a result, we estimate cash underrecoveries of capacity availability payments will aggregate $206 million from 2004 through 2007. For capacity and fixed energy payments billed by the MCV Partnership after September 15, 2007, and not recovered from customers, we expect to claim a regulatory out provision under the MCV Partnership power purchase agreement. This provision obligates us to pay the MCV Partnership only those capacity and energy charges that the MPSC has authorized for recovery from electric customers. The effect of any such action would be to:

     - reduce cash flow to the MCV Partnership, which could have an adverse effect on our equity, and

     - eliminate our underrecoveries for capacity and energy payments.

     Further, under the PPA, variable energy payments to the MCV Partnership are based on the cost of coal burned in our coal plants and operations and maintenance expenses. However, the MCV Partnership's costs of producing electricity are tied to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while the price the MCV Partnership can charge us for energy has not, the MCV Partnership's financial performance has been affected adversely.

     As a result of returning to the PSCR process on January 1, 2004, we returned to dispatching the MCV Facility on a fixed load basis, as permitted by the MPSC, in order to maximize recovery from electric customers of our capacity payments. This fixed load dispatch increases the MCV Facility's output and electricity production costs, such as natural gas. As the spread between the MCV Facility's variable electricity production costs and its energy payment revenue widens, the MCV's Partnership's financial performance and our equity interest in the MCV Partnership will be harmed.

     In February 2004, we filed a resource conservation plan with the MPSC that is intended to help conserve natural gas and thereby improve our equity investment in the MCV Partnership, without raising the costs paid by our electric customers. The plan's primary objective is to dispatch the MCV Facility on an economic basis depending on natural gas market prices, which will reduce the MCV Facility's annual natural gas consumption by an estimated 30 to 40 bcf. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility will benefit Consumers' ownership interest in the MCV Partnership. We requested that the MPSC provide interim approval while it conducts a full review of the plan. The MPSC has scheduled a prehearing conference with respect to the MCV resource conservation plan for April 2004. We cannot predict if or when the MPSC will approve our request.

     The two most significant variables in the analysis of the MCV Partnership's future financial performance are the forward price of natural gas for the next 22 years and the MPSC's decision in 2007 or beyond related to our recovery of capacity payments. Natural gas prices have been historically volatile. Presently, there is no consensus in the marketplace on the price or range of prices of natural gas in the short term or beyond the next five years. Therefore, we cannot predict the impact of these issues on our future earnings, cash flows, or on the value of our equity interest in the MCV Partnership.

     For additional details, see Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- The Midland Cogeneration Venture."

ACCOUNTING FOR FINANCIAL AND DERIVATIVE INSTRUMENTS, TRADING ACTIVITIES, AND MARKET RISK INFORMATION

     FINANCIAL INSTRUMENTS: We account for investments in debt and equity securities using SFAS No. 115. Debt and equity securities can be classified into one of three categories: held-to-maturity, trading, or available-for-sale securities. Our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reported as regulatory liabilities. The fair value of these investments is determined from quoted market prices.

     DERIVATIVE INSTRUMENTS: We use the criteria in SFAS No. 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. Moreover, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently.

     If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as an asset or a liability, at the fair value of the contract. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract, a practice known as marking the contract to market. The accounting for changes in the fair value of a derivative (that is, gains or losses) is reported either in earnings or accumulated other comprehensive income depending on whether the derivative qualifies for special hedge accounting treatment. For additional details on the accounting policies for derivative instruments, see Note 7, Financial and Derivative Instruments.

     The types of contracts we typically classify as derivative instruments are interest rate swaps, foreign currency exchange contracts, electric call options, gas fuel options, fixed priced weather-based gas supply call options, fixed price gas supply call and put options, gas futures, gas and power swaps, and forward purchases and sales. We generally do not account for electric capacity and energy contracts, gas supply contracts, coal and nuclear fuel supply contracts, or purchase orders for numerous supply items as derivatives.

     Certain of our electric capacity and energy contracts are not accounted for as derivatives due to the lack of an active energy market in the state of Michigan, as defined by SFAS No. 133, and the transportation costs that would be incurred to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio. If a market develops in the future, we may be required to account for these contracts as derivatives. The mark-to-market impact on earnings related to these contracts, particularly related to the PPA, could be material to our financial statements.

     To determine the fair value of contracts that are accounted for as derivative instruments, we use a combination of quoted market prices and mathematical valuation models. Valuation models require various inputs, including forward prices, volatilities, interest rates, and exercise periods. Changes in forward prices or volatilities could change significantly the calculated fair value of certain contracts. At December 31, 2003, we assumed a market-based interest rate of 1 percent (six-month U.S. Treasury rate) and volatility rates ranging between 65 percent and 120 percent to calculate the fair value of our electric and gas call options.

     TRADING ACTIVITIES: Our wholesale power and gas trading activities are also accounted for using the criteria in SFAS No. 133. Energy trading contracts that meet the definition of a derivative are recorded as assets or liabilities in the financial statements at the fair value of the contracts. Gains or losses arising from changes in fair value of these contracts are recognized into earnings in the period in which the changes occur. Energy trading contracts that do not meet the definition of a derivative are accounted for as executory contracts (i.e., on an accrual basis).

     The market prices we use to value our energy trading contracts reflect our consideration of, among other things, closing exchange and over-the-counter quotations. In certain contracts, long-term commitments may extend beyond the period in which market quotations for such contracts are available. Mathematical models are developed to determine various inputs into the fair value calculation including price and other variables that may be required to calculate fair value. Realized cash returns on these commitments may vary, either positively or negatively, from the results estimated through application of the mathematical model. We believe that our mathematical models utilize state-of-the-art technology, pertinent industry data, and prudent discounting in order to forecast certain elongated pricing curves. Market prices are adjusted to reflect the impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

     In connection with the market valuation of our energy trading contracts, we maintain reserves for credit risks based on the financial condition of counterparties. We also maintain credit policies that management believes will minimize its overall credit risk with regard to our counterparties. Determination of our counterparties' credit quality is based upon a number of factors, including credit ratings, disclosed financial condition, and collateral requirements. Where contractual terms permit, we employ standard agreements that allow for netting of positive and negative exposures associated with a single counterparty. Based on these policies, our current exposures, and our credit reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty nonperformance.

     The following tables provide a summary of the fair value of our energy trading contracts as of December 31, 2003.

                                                                IN MILLIONS
Fair value of contracts outstanding as of December 31,
  2002......................................................       $ 81
Fair value of new contracts when entered into during the
  period....................................................         --
Implementation of EITF Issue No. 02-03(a)...................        (36)
Fair value of derivative contracts sold and received from
  asset sales(b)............................................        (30)
Changes in fair value attributable to changes in valuation
  techniques and assumptions................................         --
Contracts realized or otherwise settled during the period...        (10)
Other changes in fair value(c)..............................         10
                                                                   ----
Fair value of contracts outstanding as of December 31,
  2003......................................................       $ 15
                                                                   ====

-------------------------
(a) Reflects the removal of contracts that do not qualify as derivatives under SFAS No. 133 as of January 1, 2003. See Note 17, Implementation of New Accounting Standards.

(b) Reflects $60 million decrease for price risk management assets sold and $30 million increase for price risk management assets received related to the sales of the gas and power books.

(c) Reflects changes in price and net increase/(decrease) of forward positions as well as changes to mark-to-market and credit reserves.

                                                                  FAIR VALUE OF CONTRACTS AT DECEMBER 31, 2003
                                                                -------------------------------------------------
                                                                               MATURITY (IN YEARS)
                                                    TOTAL       -------------------------------------------------
SOURCE OF FAIR VALUE                              FAIR VALUE    LESS THAN 1    1 TO 3    4 TO 5    GREATER THAN 5
--------------------                              ----------    -----------    ------    ------    --------------
                                                                            IN MILLIONS
Prices actively quoted........................       $(23)          $ 2         $(7)      $(16)         $(2)
Prices based on models and other valuation
  methods.....................................         38            11          13         13            1
                                                     ----           ---         ---       ----          ---
Total.........................................       $ 15           $13         $ 6       $ (3)         $(1)
                                                     ====           ===         ===       ====          ===

     MARKET RISK INFORMATION: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, currency exchange rates, and equity security prices. We manage these risks using established policies and procedures, under the direction of both an executive oversight committee consisting of senior management representatives and a risk committee consisting of business-unit managers. We may use various contracts to manage these risks, including swaps, options, and forward contracts.

     Contracts used to manage market risks may be considered derivative instruments that are subject to derivative and hedge accounting pursuant to SFAS No. 133. We intend that any gains or losses on these contracts will be offset by an opposite movement in the value of the item at risk. We enter into all risk management contracts for purposes other than trading. These contracts contain credit risk if the counterparties, including financial institutions and energy marketers, fail to perform under the agreements. We minimize such risk by performing financial credit reviews using, among other things, publicly available credit ratings of such counterparties.

     We perform sensitivity analyses to assess the potential loss in fair value, cash flows, or future earnings based upon a hypothetical 10 percent adverse change in market rates or prices. We do not believe that sensitivity analyses alone provide an accurate or reliable method for monitoring and controlling risks. Therefore, we use our experience and judgment to revise strategies and modify assessments. Changes in excess of the amounts determined in sensitivity analyses could occur if market rates or prices exceed the 10 percent shift used for the analyses. These risk sensitivities are shown in "Interest Rate Risk," "Commodity Price Risk," "Trading Activity Commodity Price Risk," "Currency Exchange Risk," and "Equity Securities Price Risk" within this section.

     Interest Rate Risk: We are exposed to interest rate risk resulting from issuing fixed-rate and variable-rate financing instruments and from interest rate swap agreements. We use a combination of these instruments to manage this risk as deemed appropriate, based upon market conditions. These strategies are designed to provide and maintain a balance between risk and the lowest cost of capital.

     Interest Rate Risk Sensitivity Analysis (assuming a 10 percent adverse change in market interest rates):

AS OF DECEMBER 31                                               2003    2002
-----------------                                               ----    ----
                                                                IN MILLIONS
Variable-rate financing -- before tax annual earnings
  exposure..................................................    $  1    $  2
Fixed-rate financing -- potential loss in fair value(a).....     242     293

-------------------------
(a) Fair value exposure could only be realized if we repurchased all of our fixed-rate financing.

     As discussed in "Electric Utility Business Uncertainties -- Competition and Regulatory Restructuring -- Securitization" within this MD&A, we have filed an application with the MPSC to securitize certain expenditures. Upon final approval, we intend to use the proceeds from the securitization to retire higher-cost debt, which could include a portion of our current fixed-rate debt. We do not believe that any adverse change in debt price and interest rates would have a material adverse effect on either our consolidated financial position, results of operations or cash flows.

     Certain equity method investees have issued interest rate swaps. These instruments are not required to be included in the sensitivity analysis, but can have an impact on financial results. See discussion of these instruments in Note 18, Restatement and Reclassification.

     Commodity Price Risk: For purposes other than trading, we enter into electric call options, fixed-priced weather-based gas supply call options, and fixed-priced gas supply call and put options. The electric call options are used to protect against the risk of fluctuations in the market price of electricity, and to ensure a reliable source of capacity to meet our customers' electric needs. The weather-based gas supply call options, along with the gas supply call and put options, are used to purchase reasonably priced gas supply. Call options give us the right, but not the obligation, to purchase gas supply at predetermined fixed prices. Put options give third-party suppliers the right, but not the obligation, to sell gas supply to us at predetermined fixed prices.

     The commodity price risk sensitivity analysis was not material for the years ending December 31, 2003 and December 31, 2002.

     Trading Activity Commodity Price Risk: We are exposed to market fluctuations in the price of energy commodities. We employ established policies and procedures to manage these risks and may use various commodity derivatives, including futures, options, and swap contracts. The prices of these energy commodities can fluctuate because of, among other things, changes in the supply of and demand for those commodities.

     Trading Activity Commodity Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):

AS OF DECEMBER 31                                                  2003
-----------------                                                  ----
                                                                IN MILLIONS
Potential reduction in fair value:
Gas-related swaps and forward contracts.....................        $3
Electricity-related forward contracts.......................         2
Electricity-related call option contracts...................         1

     A sensitivity analysis was not performed for the year ended December 31, 2002. There has been a significant change in trading activity in 2003 from the prior year. As noted in "Trading Activities" within this section, the fair value of contracts outstanding has decreased from $81 million at December 31, 2002 to $15 million at December 31, 2003. For further information, see "Trading Activities" within this section.

     Currency Exchange Risk: We are exposed to currency exchange risk arising from investments in foreign operations as well as various international projects in which we have an equity interest and which have debt denominated in U.S. dollars. We typically use forward exchange contracts and other risk mitigating instruments to hedge currency exchange rates. The impact of hedges on our investments in foreign operations is reflected in accumulated other comprehensive income as a component of the foreign currency translation adjustment. Gains or losses from the settlement of these hedges are maintained in the foreign currency translation adjustment until we sell or liquidate the investments on which the hedges were taken. At December 31, 2003, we had no foreign exchange hedging contracts outstanding. As of December 31, 2003, the total foreign currency translation adjustment was a net loss of $419 million, which included a net hedging loss of $18 million related to settled contracts.

     Equity Securities Price Risk: We are exposed to price risk associated with investments in equity securities. As discussed in "Financial Instruments" within this section, our investments in equity securities are classified as available-for-sale securities. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses resulting from changes in the fair value of our nuclear decommissioning investments are reported as regulatory liabilities.

     Equity Securities Price Risk Sensitivity Analysis (assuming a 10 percent adverse change in market prices):

AS OF DECEMBER 31                                               2003    2002
-----------------                                               ----    ----
                                                                IN MILLIONS
Potential reduction in fair value:
  Nuclear decommissioning investments.......................    $57     $49
  Equity investments........................................      7       6

     For additional details on market risk and derivative activities, see Note 7, Financial and Derivative Instruments.

INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY

     We have investments in energy-related projects throughout the world. As a result of a change in business strategy, over the last two years we have been selling certain foreign investments. For additional details on the divestiture of foreign investments see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring.

     BALANCE SHEET: Our subsidiaries and affiliates whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains or losses that result from this translation and gains or losses on long-term intercompany foreign currency transactions are reflected as a component of stockholders' equity in the Consolidated Balance Sheets as "Foreign Currency Translation." As of December 31, 2003, cumulative foreign currency translation decreased stockholders' equity by $419 million. We translate the revenue and expense accounts of these subsidiaries and affiliates into U.S. dollars at the average exchange rate during the period.

     Australia: At December 31, 2003, the net foreign currency loss due to the exchange rate of the Australian dollar recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 1.335 Australian dollars per U.S. dollars was $95 million. This amount includes an unrealized loss related to our investment in Loy Yang. This unrealized loss, and the impact of certain deferred taxes associated with the Loy Yang investment, will be realized upon sale, full liquidation, or other disposition of our investment in Loy Yang for a total loss of approximately $110 million. In July 2003, we executed a conditional share sale agreement for our investment in Loy Yang. For additional details, see "Outlook -- Enterprises Outlook" section within this MD&A.

     Argentina: In January 2002, the Republic of Argentina enacted the Public Emergency and Foreign Exchange System Reform Act. This law repealed the fixed exchange rate of one U.S. dollar to one Argentina peso, converted all dollar-denominated utility tariffs and energy contract obligations into pesos at the same one-to-one exchange rate, and directed the President of Argentina to renegotiate such tariffs.

     Effective April 30, 2002, we adopted the Argentine peso as the functional currency for our Argentine investments. We had used previously the U.S. dollar as the functional currency. As a result, we translated the assets and liabilities of our Argentine entities into U.S. dollars using an exchange rate of 3.45 pesos per

U.S. dollar, and recorded an initial charge to the Foreign Currency Translation component of stockholders' equity of $400 million.

     While we cannot predict future peso-to-U.S. dollar exchange rates, we do expect that these non-cash charges reduce substantially the risk of further material balance sheet impacts when combined with anticipated proceeds from international arbitration currently in progress, political risk insurance, and the eventual sale of these assets. At December 31, 2003, the net foreign currency loss due to the unfavorable exchange rate of the Argentine peso recorded in the Foreign Currency Translation component of stockholders' equity using an exchange rate of 2.94 pesos per U.S. dollar was $264 million. This amount also reflects the effect of recording, at December 31, 2002, U.S. income taxes on temporary differences between the book and tax bases of foreign investments, including the foreign currency translation associated with our Argentine investments that were no longer considered permanent. For additional details, see Note 8, Income Taxes.

     INCOME STATEMENT: We use the U.S. dollar as the functional currency of subsidiaries operating in highly inflationary economies and of subsidiaries that meet the U.S. dollar functional currency criteria outlined in SFAS No. 52. Gains and losses that arise from transactions denominated in a currency other than the U.S. dollar, except those that are hedged, are included in determining net income.

     HEDGING STRATEGY: We may use forward exchange and option contracts to hedge certain receivables, payables, long-term debt, and equity value relating to foreign investments. The purpose of our foreign currency hedging activities is to reduce risk associated with adverse changes in currency exchange rates that could affect cash flow materially. These contracts would not subject us to risk from exchange rate movements because gains and losses on such contracts are inversely correlated with the losses and gains, respectively, on the assets and liabilities being hedged.

ACCOUNTING FOR THE EFFECTS OF INDUSTRY REGULATION

     Because we are involved in a regulated industry, regulatory decisions affect the timing and recognition of revenues and expenses. We use SFAS No. 71 to account for the effects of these regulatory decisions. As a result, we may defer or recognize revenues and expenses differently than a non-regulated entity.

     For example, items that a non-regulated entity normally would expense, we may record as regulatory assets if the actions of the regulator indicate such expenses will be recovered in future rates. Conversely, items that non-regulated entities may normally recognize as revenues, we may record as regulatory liabilities if the actions of the regulator indicate they will require such revenues be refunded to customers. Judgment is required to determine the recoverability of items recorded as regulatory assets and liabilities. As of December 31, 2003, we had $1.105 billion recorded as regulatory assets and $1.467 billion recorded as regulatory liabilities.

     For additional details on industry regulation, see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation."

ACCOUNTING FOR PENSION AND OPEB

     Pension: We have established external trust funds to provide retirement pension benefits to our employees under a non-contributory, defined benefit Pension Plan. We have implemented a cash balance plan for employees hired after June 30, 2003. We use SFAS No. 87 to account for pension costs.

     OPEB: We provide postretirement health and life benefits under our OPEB plan to substantially all our retired employees. We use SFAS No. 106 to account for other postretirement benefit costs.

     Liabilities for both pension and OPEB are recorded on the balance sheet at the present value of their future obligations, net of any plan assets. The calculation of the liabilities and associated expenses requires the expertise of actuaries. Many assumptions are made including:

     - life expectancies,

     - present-value discount rates,

     - expected long-term rate of return on plan assets,

     - rate of compensation increases, and

     - anticipated health care costs.

     Any change in these assumptions can change significantly the liability and associated expenses recognized in any given year.

     The following table provides an estimate of our pension expense, OPEB expense, and cash contributions for the next three years:

                                                         PENSION EXPENSE    OPEB EXPENSE    CONTRIBUTIONS
                                                         ---------------    ------------    -------------
                                                                           IN MILLIONS
2004.................................................          $21              $66             $ 98
2005.................................................           44               63              123
2006.................................................           67               61              131

     Actual future pension expense and contributions will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the Pension Plan.

     Lowering the expected long-term rate of return on the Pension Plan assets by 0.25 percent (from 8.75 percent to 8.50 percent) would increase estimated pension expense for 2004 by $2 million. Lowering the discount rate by 0.25 percent (from 6.25 percent to 6.00 percent) would increase estimated pension expense for 2004 by $4 million.

     In August 2003, we made a planned contribution of $210 million to the Pension Plan. In December 2003, we made an additional contribution of $350 million. As a result of these contributions, we reversed the additional minimum liability and the resulting decrease in equity that we charged in 2002. As of December 31, 2003, we have a prepaid pension asset of $408 million recorded on our consolidated balance sheets.

     Market-Related Valuation: We determine pension expense based on a market-related valuation of assets, which reduces year-to-year volatility. The market-related valuation recognizes investment gains or losses over a five-year period from the year in which the gains or losses occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

     Due to the unfavorable performance of the equity markets in the past few years, as of December 31, 2003, we had cumulative losses of approximately $239 million that remain to be recognized in the calculation of the market-related value of assets. These unrecognized net actuarial losses may result in increases in future pension expense in accordance with SFAS No. 87.

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law in December 2003. This Act establishes a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. We are deferring recognizing the effects of the Act in our 2003 financial statements, as permitted by FASB Staff Position No. 106-1. When accounting guidance is issued, our retiree health benefit obligation may be adjusted.

     For additional details on postretirement benefits, see Note 10, Retirement Benefits.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

     SFAS No. 143, Accounting for Asset Retirement Obligations, became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. We have legal obligations to remove some of our assets, including our nuclear plants, at the end of their useful lives. As required by SFAS No. 71, we accounted for the implementation of this standard by recording a regulatory asset and liability for regulated entities instead of a cumulative effect of a change in accounting principle. Accretion of $1 million related to the Big Rock and Palisades' profit component included in the estimated cost of removal was expensed for 2003.

     The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation, and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made.

     If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, such as assets with indeterminate lives, the liability is to be recognized when a reasonable estimate of fair value can be made. Generally, transmission and distribution assets have indeterminate lives. Retirement cash flows cannot be determined. There is a low probability of a retirement date, so no liability has been recorded for these assets. No liability has been recorded for assets that have insignificant cumulative disposal costs, such as substation batteries. The measurement of the ARO liabilities for Palisades and Big Rock are based on decommissioning studies that are based largely on third-party cost estimates.

     Reclassification of Non-Legal Cost of Removal: Beginning in December 2003, the SEC requires the quantification and reclassification of the estimated cost of removal obligations arising from other than legal obligations. These obligations have been accrued through depreciation charges. We estimate that we had $983 million in 2003 and $907 million in 2002 of previously accrued asset removal costs related to our regulated operations, for other than legal obligations. These obligations, which were previously classified as a component of accumulated depreciation, were reclassified as regulatory liabilities in the accompanying consolidated balance sheets.

     For additional details on ARO, see Note 16, Asset Retirement Obligations.

ACCOUNTING FOR NUCLEAR DECOMMISSIONING COSTS

     The MPSC and FERC regulate the recovery of costs to decommission our Big Rock and Palisades nuclear plants. They require, and we have established, external trust funds to finance the decommissioning of both plants. Our electric customers pay a surcharge to fund these trusts. We record the trust fund balances as a non-current asset on our balance sheet.

     Our decommissioning cost estimates for the Big Rock and Palisades plants assume:

     - each plant site will be restored to conform to the adjacent landscape,

     - all contaminated equipment and material will be removed and disposed of in a licensed burial facility, and

     - the site will be released for unrestricted use.

     Independent contractors with expertise in decommissioning have helped us develop decommissioning cost estimates. Various inflation rates for labor, non-labor, and contaminated equipment disposal costs are used to escalate these cost estimates to the future decommissioning cost. A portion of future decommissioning cost will result from the failure of the DOE to remove fuel from the sites, as required by the Nuclear Waste Policy Act of 1982. Spent fuel storage costs would not be incurred if the DOE took possession of the spent fuel. There is litigation underway to recover these costs.

     The decommissioning trust funds include equities and fixed income investments. Equities will be converted to fixed income investments during decommissioning, and fixed income investments are converted to cash as needed. In December 2000, funding of the Big Rock trust fund was stopped since it was considered fully funded, subject to further MPSC review. The funds provided by the trusts, additional customer surcharges, and potential funds from DOE litigation are all required to cover fully the decommissioning costs, and we currently expect that to happen. The costs of decommissioning these sites and the adequacy of the trust funds could be affected by:

     - variances from expected trust earnings,

     - a lower recovery of costs from the DOE and lower rate recovery from customers, and

     - changes in decommissioning technology, regulations, estimates or assumptions.

     For additional details on nuclear decommissioning, see Note 1, Corporate Structure and Accounting Policies, "Nuclear Plant Decommissioning."

CAPITAL RESOURCES AND LIQUIDITY

     Our liquidity and capital requirements are a function of our results of operations, capital expenditures, contractual obligations, debt maturities, working capital needs, and collateral requirements. During the summer months, we purchase natural gas and store it for resale primarily during the winter heating season. Recently, the market price for natural gas has increased. Although our natural gas purchases are recoverable from our customers, the amount paid for natural gas stored as inventory could require additional liquidity due to the timing of the cost recoveries. In addition, a few of our commodity suppliers have requested advance payment or other forms of assurances, including margin calls, in connection with maintenance of ongoing deliveries of gas and electricity.

     At the beginning of 2003, we had debt maturities and capital expenditures that required substantial amounts of cash. We were also subject to liquidity demands of various commercial commitments, such as guarantees, indemnities, and letters of credit. As a result, in 2003, we executed a financial improvement plan to address these critical liquidity issues.

     In January 2003, we suspended payment of the common stock dividend and increased our efforts to reduce operating expenses and capital expenditures. We continued to sell non-strategic assets and we used the proceeds to reduce debt. Gross proceeds from asset sales were $939 million in 2003. Finally, we explored financing opportunities, such as refinancing debt, issuing new debt and preferred equity, and negotiating private placement debt. Together, all of these steps enabled us to meet our liquidity demands.

     In 2004, we will continue to monitor our operating expenses and capital expenditures, evaluate market conditions for financing opportunities, and sell assets that are not consistent with our strategy. We do not anticipate paying dividends in the foreseeable future. The Board of Directors may reconsider or revise this policy from time to time based upon certain conditions, including our results of operations, financial condition, and capital requirements, as well as other relevant factors. We believe our current level of cash and borrowing capacity, along with anticipated cash flows from operating and investing activities, will be sufficient to meet our liquidity needs through 2005.

CASH POSITION, INVESTING, AND FINANCING

     Consolidated cash needs are met by our operating, investing and financing activities. At December 31, 2003, $733 million consolidated cash was on hand which includes $201 million of restricted cash. For additional details on restricted cash, see Note 1, Corporate Structure and Accounting Policies.

     Our primary ongoing source of cash is dividends and other distributions from our subsidiaries, including proceeds from asset sales. In 2003, Consumers paid $218 million in common stock dividends and Enterprises paid $536 million in common stock dividends and other distributions to us. Enterprises' other distributions include a transfer of 1,967,640 shares of CMS Energy Common Stock, valued at $16 million, in the form of a stock dividend. There was no impact on shares outstanding or the consolidated income statement from this distribution.

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES:

                                                                 2003
                                                                 ----
Working capital (in millions)...............................    $  844
Current ratio...............................................    1.51:1

     Working capital in 2003 was primarily driven by the following:

     - cash proceeds from long-term debt issuance -- $2.080 billion,

     - cash proceeds from asset sales -- $939 million, and

     - cash proceeds from preferred stock issuance/sale -- $272 million.

     partially offset by:

     - cash used for long-term debt retirements, excluding current portion -- $1.531 billion,

     - cash used for pension contributions -- $560 million, and

     - cash used for purchase of property, plant and equipment -- $535 million.

SUMMARY OF CASH FLOWS:

                                                                         RESTATED    RESTATED
                                                                2003       2002        2001
                                                                ----     --------    --------
                                                                         IN MILLIONS
Net cash provided by (used in):
  Operating activities......................................    $(251)   $   614     $   372
  Investing activities......................................      203        829      (1,349)
  Financing activities......................................      230     (1,223)        967
Effect of exchange rates on cash............................       (1)         8         (10)
                                                                -----    -------     -------
Net increase (decrease) in cash and temporary cash
  investments...............................................    $ 181    $   228     $   (20)
                                                                =====    =======     =======

OPERATING ACTIVITIES:

     2003: Net cash used in operating activities was $251 million in 2003 compared to net cash provided by operating activities of $614 million in 2002. The change of $865 million was primarily due to an increase in pension plan contributions of $496 million, an increase in inventories of $428 million due to higher gas purchases at higher prices by our gas utility operations, and a decrease in accounts payable and accrued expenses of $232 million due primarily to the sale of CMS MST's wholesale gas and power contracts. This change was partially offset by a decrease in accounts receivable and accrued revenue of $101 million due primarily to the sale of CMS MST's wholesale gas and power contracts.

     2002: Net cash provided by operating activities increased $242 million in 2002 primarily due to a decrease in inventories of $479 million due to a lower volume of gas purchased at lower prices, combined with increased sales volumes at higher prices at our gas utility. This increase was partially offset by a smaller decrease in accounts receivable and accrued revenues of $238 million.

INVESTING ACTIVITIES:

     2003: Net cash provided by investing activities decreased $626 million in 2003 due primarily to a decrease in asset sale proceeds of $720 million, primarily from the sale of Equatorial Guinea, Powder River, and CMS Oil and Gas in 2002, offset by a decrease in 2003 versus 2002 capital expenditures of $212 million as a result of our strategic plan to reduce capital expenditures.

     2002: Net cash provided by investing activities increased $2.178 billion in 2002 due primarily to a decrease in capital expenditures of $492 million as a result of our strategic plan to reduce capital expenditures, and an

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

increase in asset sale proceeds of $1.525 billion, resulting primarily from the sales of Equatorial Guinea, Powder River, and CMS Oil and Gas.

FINANCING ACTIVITIES:

     2003: Net cash provided by financing activities increased $1.453 billion in 2003 due primarily to an increase in net proceeds from borrowings of $988 million and net proceeds from preferred securities issuances/ sale of $272 million. For additional details on long-term debt activity, see Note 5, Financings and Capitalization.

     2002: Net cash used in financing activities increased $2.190 billion in 2002 due primarily to a decrease in net proceeds from borrowings of $1.733 billion and a decrease in net proceeds from common stock and preferred securities of $454 million.

OBLIGATIONS AND COMMITMENTS

     The following information on our contractual obligations, off-balance sheet arrangements, and commercial commitments is provided to collect information in a single location so that a picture of liquidity and capital resources is readily available. For additional information on our obligations and commitments see
Note 5, Financings and Capitalization.

                                                                   PAYMENTS DUE
                                         ----------------------------------------------------------------
DECEMBER 31                               TOTAL      2004      2005      2006     2007    2008    BEYOND
-----------                               -----      ----      ----      ----     ----    ----    ------
                                                                   IN MILLIONS
CONTRACTUAL OBLIGATIONS
On-balance sheet:
  Long-term debt.......................  $ 6,529    $  509    $  696    $  490    $516    $987    $ 3,331
  Long-term debt -- related parties....      684        --        --        --      --      --        684
  Capital lease obligations............       68        10        11        10      10       8         19
                                         -------    ------    ------    ------    ----    ----    -------
Total on-balance sheet.................  $ 7,281    $  519    $  707    $  500    $526    $995    $ 4,034
                                         -------    ------    ------    ------    ----    ----    -------
Off-balance sheet:
  Non-recourse debt....................  $ 2,909    $  233    $  123    $  170    $ 85    $101    $ 2,197
  Capital lease obligation -- MCV......      144        16         9         8       8       8         95
  Operating leases.....................       78        12        10        10       9       7         30
  Sale of accounts receivable..........      297       297        --        --      --      --         --
  Unconditional purchase
     obligations(a)....................   16,370     1,895     1,258       892     711     670     10,944
                                         -------    ------    ------    ------    ----    ----    -------
Total off-balance sheet................  $19,798    $2,453    $1,400    $1,080    $813    $786    $13,266
                                         =======    ======    ======    ======    ====    ====    =======

-------------------------
(a) This excludes purchase obligations that Consumers has with Genesee, Grayling, and Filer City generating plants because these entities are consolidated under FASB Interpretation No. 46. Purchase obligations related to the MCV Facility PPA assume that the regulatory out provision is exercised in 2007. For additional details, see Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- The Midland Cogeneration Venture."

     REGULATORY AUTHORIZATION FOR FINANCINGS: Consumers must obtain FERC authority to issue short and long-term securities. For additional details of Consumers' existing authority, see Note 5, Financings and Capitalization.

     LONG-TERM DEBT: Details on long-term debt and preferred securities issuances, retirements, and outstanding balances are presented in Note 5, Financings and Capitalization.

     SHORT-TERM FINANCINGS: CMS Energy has $190 million available and Consumers has $390 million available under revolving credit facilities. At December 31, 2003, the lines are available for general corporate purposes, working capital, and letters of credit. Additional details are in Note 5, Financings and Capitalization.

     CAPITAL LEASE OBLIGATIONS: Our capital leases are comprised mainly of leased service vehicles and office furniture. The full obligation of our leases could become due in the event of lease payment default.


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

     OFF-BALANCE SHEET ARRANGEMENTS: We use off-balance sheet arrangements in the normal course of business. Our off-balance sheet arrangements include:

     - operating leases,

     - non-recourse debt,

     - sale of accounts receivable, and

     - unconditional purchase obligations.

     Operating Leases: Our leases of railroad cars, certain vehicles, and miscellaneous office equipment are accounted for as operating leases.

     Non-recourse Debt: Our share of unconsolidated debt associated with partnerships and joint ventures in which we have a minority interest is non-recourse.

     Sale of Accounts Receivable: Under a revolving accounts receivable sales program, we currently sell up to $325 million of certain accounts receivable. For additional details, see Note 5, Financings and Capitalization.

     Unconditional Purchase Obligations: Long-term contracts for purchase of commodities and services are unconditional purchase obligations. These obligations represent operating contracts used to assure adequate supply with generating facilities that meet PURPA requirements. The commodities and services include:

     - natural gas,

     - electricity,

     - coal purchase contracts and their associated cost of transportation, and

     - electric transmission.

     Included in unconditional purchase obligations are long-term power purchase agreements with various generating plants including the MCV Facility. These contracts require us to make monthly capacity payments based on the plants' availability or deliverability. These payments will approximate $43 million per month during 2004, including $34 million related to the MCV Facility. If a plant is not available to deliver electricity, we are not obligated to make the capacity payments to the plant for that period of time. For additional details on power supply costs, see "Electric Utility Results of Operations" within this MD&A and Note 4, Uncertainties, "Consumers' Electric Utility Rate
Matters -- Power Supply Costs," and "Other Consumers' Electric Utility Uncertainties -- The Midland Cogeneration Venture."

     COMMERCIAL COMMITMENTS: Our commercial commitments include indemnities and letters of credit. Indemnities are agreements to reimburse other companies, such as an insurance company, if those companies have to complete our contractual performance in a third party contract. Banks, on our behalf, issue letters of credit guaranteeing payment to a third party. Letters of credit substitute the bank's credit for ours and reduce credit risk for the third party beneficiary. We monitor and approve these obligations and believe it is unlikely that we would be required to perform or otherwise incur any material losses associated with these guarantees.

                                                                     COMMITMENT EXPIRATION
                                                    -------------------------------------------------------
DECEMBER 31                                         TOTAL    2004    2005    2006    2007    2008    BEYOND
-----------                                         -----    ----    ----    ----    ----    ----    ------
                                                                          IN MILLIONS
COMMERCIAL COMMITMENTS
Off-balance sheet:
  Guarantees......................................  $239     $ 20    $36      $4     $--     $--      $179
  Indemnities.....................................    28        8     --      --      --      --        20
  Letters of Credit(a)............................   254      215     10       5       5       5        14
                                                    ----     ----    ---      --     ---     ---      ----
Total.............................................  $521     $243    $46      $9     $ 5     $ 5      $213
                                                    ====     ====    ===      ==     ===     ===      ====

-------------------------
(a) At December 31, 2003, we had $175 million of cash collateralized letters of credit and the cash used to collateralize the letters of credit is included in Restricted Cash on the Consolidated Balance Sheets.

     DIVIDEND RESTRICTIONS: Under the provisions of its articles of incorporation, at December 31, 2003, Consumers had $373 million of unrestricted retained earnings available to pay common dividends. However, covenants in Consumers debt facilities cap common stock dividend payments at $300 million in a calendar year. Through December 31, 2003, we received the following common stock dividend payments from Consumers:

                                                                IN MILLIONS
January.....................................................       $ 78
May.........................................................         31
June........................................................         53
November....................................................         56
                                                                   ----
Total common stock dividends paid to CMS Energy.............       $218
                                                                   ====

     As of December 18, 2003, Consumers is also under an annual dividend cap of $190 million imposed by the MPSC during the current interim gas rate relief period. Because all of the $218 million of common stock dividends to CMS energy were paid prior to December 18, 2003, Consumers was not out of compliance with this new restriction for 2003. In February 2004, Consumers paid a $78 million common stock dividend.

     For additional details on the potential cap on common dividends payable included in the MPSC Securitization order see Note 4, Uncertainties, "Consumers' Electric Utility Rate Matters -- Securitization." Also, for additional details on the cap on common dividends payable during the current interim gas rate relief period, see Note 4, Uncertainties, "Consumers' Gas Utility Rate
Matters -- 2003 Gas Rate Case."

CAPITAL EXPENDITURES

     We estimate the following capital expenditures, including new lease commitments, by expenditure type and by business segments during 2004 through 2006. We prepare these estimates for planning purposes and may revise them.

YEARS ENDING DECEMBER 31                                      2004      2005      2006
------------------------                                      ----      ----      ----
                                                                    IN MILLIONS
Electric utility operations(a)(b)...........................  $395      $370      $570
Gas utility operations(a)...................................   155       185       170
Enterprises.................................................    85         5         5
                                                              ----      ----      ----
                                                              $635      $560      $745
                                                              ====      ====      ====

-------------------------
(a) These amounts include an attributed portion of Consumers' anticipated capital expenditures for plant and equipment common to both the electric and gas utility businesses.

(b) These amounts include estimates for capital expenditures that may be required by recent revisions to the Clean Air Act's national air quality standards.

OUTLOOK

CORPORATE OUTLOOK

     During 2003, we continued to implement a back-to-basics strategy that focuses on growing a healthy utility and divesting under-performing or other non-strategic assets. The strategy is designed to generate cash to pay down debt, reduce business risk, and provide for more predictable future operating revenues and earnings.

     Consistent with our back-to-basics strategy, we are pursuing actively the sale of non-strategic and under-performing assets and have received $3.6 billion of cash from asset sales, securitization proceeds and proceeds from LNG monetization since 2001. For additional details, see Note 2, Discontinued Operations, Other Asset Sales, Impairments, and Restructuring. Some of these assets are recorded at estimates of their current fair value. Upon the sale of these assets, the proceeds realized may be different from the recorded values if market conditions have changed. Even though these assets have been identified for sale, we cannot predict when, nor make any assurance that, these sales will occur. We anticipate that the sales, if any, will result in additional cash proceeds that will be used to retire existing debt.

     As we continue to implement our back-to-basics strategy and further reduce our ownership of non-utility assets, the percentage of our future earnings relating to Jorf Lasfar and the MCV Partnership may increase and our total future earnings may depend more significantly upon the performance of Jorf Lasfar and the MCV Partnership. For the year ended December 31, 2003, earnings from our equity method investment in Jorf Lasfar were $61 million and earnings from our equity method investment in the MCV Partnership were $29 million.

ELECTRIC UTILITY BUSINESS OUTLOOK

     GROWTH: Over the next five years, we expect electric deliveries to grow at an average rate of approximately two percent per year based primarily on a steadily growing customer base and economy. This growth rate includes both full service sales and delivery service to customers who choose to buy generation service from an alternative electric supplier, but excludes transactions with other wholesale market participants and other electric utilities. This growth rate reflects a long-range expected trend of growth. Growth from year to year may vary from this trend due to customer response to abnormal weather conditions and changes in economic conditions, including utilization and expansion of manufacturing facilities.

     For 2003, our electric deliveries, including delivery to customers who chose to buy generation service from an alternative electric supplier, declined
1.4 percent from 2002. This was due to a combination of warmer than normal summer weather in 2002, cooler than normal summer weather in 2003, and a decline in manufacturing activity during 2003. In 2004, we project electric deliveries to grow more than three percent. This short-term outlook for 2004 assumes higher levels of manufacturing activity than in 2003 and normal weather conditions throughout the year.

ELECTRIC UTILITY BUSINESS UNCERTAINTIES

     Several electric business trends or uncertainties may affect our financial results and condition. These trends or uncertainties have, or we reasonably expect could have, a material impact on revenues or income from continuing electric operations. Such trends and uncertainties include:

     Environmental

     - increasing capital expenditures and operating expenses for Clean Air Act compliance, and

     - potential environmental liabilities arising from various environmental laws and regulations, including potential liability or expenses relating to the Michigan Natural Resources and Environmental Protection Acts and Superfund.

     Restructuring

     - response of the MPSC and Michigan legislature to electric industry restructuring issues,

     - ability to meet peak electric demand requirements at a reasonable cost, without market disruption,

     - ability to recover any of our net Stranded Costs under the regulatory policies being followed by the MPSC,

     - recovery of electric restructuring implementation costs,

     - effects of lost electric supply load to alternative electric suppliers, and

     - status as an electric transmission customer instead of an electric transmission owner-operator.

     Regulatory

     - effects of conclusions about the causes of the August 14, 2003 blackout, including exposure to liability, increased regulatory requirements, and new legislation,

     - successful implementation of initiatives to reduce exposure to purchased power price increases,

     - effects of potential performance standards payments, and

     - responses from regulators regarding the storage and ultimate disposal of spent nuclear fuel.

     Other

     - effects of commodity fuel prices such as natural gas and coal,

     - pending litigation filed by PURPA qualifying facilities,

     - potential rising pension costs due to market losses and lump sum payments. For additional details, see "Accounting for Pension and OPEB" section within this MD&A.

     - pending litigation and government investigations.

     For additional details about these trends or uncertainties, see Note 4, Uncertainties.

     ELECTRIC ENVIRONMENTAL ESTIMATES: Our operations are subject to environmental laws and regulations. Costs to operate our facilities in compliance with these laws and regulations generally have been recovered in customer rates.

     Compliance with the federal Clean Air Act and resulting regulations has been, and will continue to be, a significant focus for us. The Title I provisions of the Clean Air Act require significant reductions in nitrogen oxide emissions. To comply with the regulations, we expect to incur capital expenditures totaling $771 million. The key assumptions included in the capital expenditure estimate include:

     - construction commodity prices, especially construction material and labor,

     - project completion schedules,

     - cost escalation factor used to estimate future years' costs, and

     - allowance for funds used during construction (AFUDC) rate.

     Our current capital cost estimates include an escalation rate of 2.6 percent and an AFUDC capitalization rate of 8.1 percent. As of December 31, 2003, we have incurred $446 million in capital expenditures to comply with these regulations and anticipate that the remaining $325 million of capital expenditures will be made between 2004 and 2009. These expenditures include installing catalytic reduction technology on coal-fired electric plants. In addition to modifying the coal-fired electric plants, we expect to purchase nitrogen oxide emissions credits for years 2004 through 2008. The cost of these credits is estimated to average $8 million per year and is accounted for as inventory.

     The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants.

     Future clean air regulations requiring emission controls for sulfur dioxide, nitrogen oxides, mercury, and nickel may require additional capital expenditures. Total expenditures will depend upon the final makeup of the new regulations.

     The EPA continues to make new rules. The EPA has proposed changes to the rules that govern generating plant cooling water intake systems. The proposed rules are scheduled to be final in the first quarter of 2004. We are studying the proposed rules to determine the most cost-effective solutions for compliance.

     For additional details on electric environmental matters, see Note 4, Uncertainties, "Consumers' Electric Utility Contingencies -- Electric Environmental Matters."

     COMPETITION AND REGULATORY RESTRUCTURING: Michigan's Customer Choice Act and other developments will continue to result in increased competition in the electric business. Generally, increased competition reduces profitability and threatens market share for generation services. As of January 1, 2002, the Customer Choice Act

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

allowed all of our electric customers to buy electric generation service from us or from an alternative electric supplier. As a result, alternative electric suppliers for generation services have entered our market. As of March 2004, alternative electric suppliers are providing 735 MW of generation supply to ROA customers. This amount represents nine percent of our distribution load and an increase of 42 percent compared to March 2003. We anticipate this upward trend to continue and expect over 1,000 MW of generation supply to ROA customers in 2004. We cannot predict the total amount of electric supply load that may be lost to competitor suppliers.

     In February 2004, the MPSC issued an order on Detroit Edison's request for rate relief for costs associated with customers leaving under electric customer choice. The MPSC order allows Detroit Edison to charge a transition surcharge of approximately 0.4 cent per kWh to ROA customers and eliminates securitization offsets of 0.7 cents per kWh for primary service customers and 0.9 cents per kWh for secondary service customers. We are seeking similar recovery of Stranded Costs due to ROA customers leaving our system and are encouraged by this ruling. This ruling may change significantly the anticipated number of customers who choose ROA.

     Securitization: In March 2003, we filed an application with the MPSC seeking approval to issue Securitization bonds. In June 2003, the MPSC issued a financing order authorizing the issuance of Securitization bonds in the amount of approximately $554 million. In July 2003, we filed for rehearing and clarification on a number of features in the financing order.

     In December 2003, the MPSC issued its order on rehearing, which rejected our requests for clarification and modification to the dividend payment restriction, failed to rule directly on the accounting clarifications requested, and remanded the proceeding to the ALJ for additional proceedings to address rate design. We filed testimony regarding the remanded proceeding in February 2004. The financing order will become effective after acceptance by us and resolution of any appeals.

     Stranded Costs: To the extent we experience net Stranded Costs as determined by the MPSC, the Customer Choice Act allows us to recover such costs by collecting a transition surcharge from customers who switch to an alternative electric supplier. We cannot predict whether the Stranded Cost recovery method adopted by the MPSC will be applied in a manner that will fully offset any associated margin loss.

     In 2002 and 2001, the MPSC issued orders finding that we experienced zero net Stranded Costs from 1999 to 2001. The MPSC also declined to resolve numerous issues regarding the net Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. We currently are in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

     In March 2003, we filed an application with the MPSC seeking approval of net Stranded Costs incurred in 2002, and for approval of a net Stranded Cost recovery charge. Our net Stranded Costs incurred in 2002 are estimated to be $38 million with the issuance of Securitization bonds that include Clean Air Act investments, or $85 million without the issuance of Securitization bonds that include Clean Air Act investments.

     Once the MPSC issues a final financing order on Securitization, we will know the amount of our request for net Stranded Cost recovery for 2002. We cannot predict how the MPSC will rule on our request for the recoverability of Stranded Costs. Therefore, we have not recorded regulatory assets to recognize the future recovery of such costs.

     Implementation Costs: Since 1997, we have incurred significant costs to implement the Customer Choice Act. The Customer Choice Act allows electric utilities to recover the Act's implementation costs. The MPSC has reviewed and allowed certain of the implementation costs incurred through 2001, but has not authorized recovery. Depending upon the outcome of the remanded Securitization proceeding, a significant portion of the implementation costs could be recovered through the Securitization process.

     Our application for $2 million of implementation costs in 2002 is currently pending approval by the MPSC. We deferred these costs as a regulatory asset. In addition to the implementation costs filed with the MPSC, as of December 31, 2003, we recorded an additional $2 million for total implementation costs of $91 million. Included in total implementation costs is $19 million associated with the cost of money. We believe the implementation costs and the associated cost of money are fully recoverable in accordance with the Customer Choice Act. Cash recovery from customers is expected to begin after the rate cap period has expired. For additional information on rate caps, see "Rate Caps" within this section. Once a final financing order by the MPSC on Securitization is issued, the recoverability of the implementation costs requested will be known. We cannot predict the amounts the MPSC will approve as allowable costs.

     Also, we are pursuing authorization at the FERC for MISO to reimburse us for approximately $8 million in certain electric utility restructuring implementation costs related to our former participation in the development of the Alliance RTO, a portion of which has been expensed. In May 2003, the FERC issued an order denying MISO's request for authorization to reimburse us. We appealed the FERC ruling at the United States Court of Appeals for the District of Columbia. In addition, we continue to pursue other potential means of recovery with FERC. We cannot predict the outcome of the appeal process or the ultimate amount, if any, the FERC will allow us to collect for implementation costs.

     Rate Caps: The Customer Choice Act imposes certain limitations on electric rates that could result in us being unable to collect our full cost of conducting business from electric customers. Such limitations include:

     - a rate freeze effective through December 31, 2003, and

     - rate caps effective through December 31, 2004 for small commercial and industrial customers, and through December 31, 2005 for residential customers.

     As a result, we may be unable to maintain our profit margins in our electric utility business during the rate cap periods. In particular, if we needed to purchase power supply from wholesale suppliers while retail rates are capped, the rate restrictions may make it impossible for us to fully recover purchased power and associated transmission costs.

     PSCR: Prior to 1998, the PSCR process provided for the reconciliation of actual power supply costs with power supply revenues. This process assured recovery of all reasonable and prudent power supply costs actually incurred by us, including the actual cost for fuel, and purchased and interchange power. In 1998, as part of the electric restructuring efforts, the MPSC suspended the PSCR process, effective through 2001. As a result of the rate freeze imposed by the Customer Choice Act, frozen rates remained in effect until December 31, 2003, and the PSCR process remained suspended. Therefore, changes in power supply costs due to fluctuating electricity prices were not reflected in rates charged to our customers during the rate freeze period.

     As a result of meeting the transmission capability expansion requirements and the market power test, we have met the requirements under the Customer Choice Act to return to the PSCR process. For additional details see Note 4, Uncertainties, "Consumers' Electric Utility Restructuring Matters -- Electric Restructuring Legislation."

     Accordingly, in September 2003, we submitted a PSCR filing to the MPSC that reinstates the PSCR process for customers whose rates are no longer frozen or capped as of January 1, 2004. The proposed PSCR charge allows us to recover a portion of our increased power supply costs from large commercial and industrial customers, and subject to the overall rate cap, from other customers. We estimate the recovery of increased power supply costs from large commercial and industrial customers to be approximately $30 million in 2004. As allowed under current regulation, we self-implemented the proposed PSCR charge on January 1, 2004. The revenues received from the PSCR charge are also subject to subsequent reconciliation at the end of the year after actual costs have been reviewed for reasonableness and prudence. We cannot predict the outcome of this filing.

     Decommissioning Surcharge: When our electric retail rates were frozen in June 2000, a nuclear decommissioning surcharge related to the decommissioning of Big Rock was included. We continued to collect the equivalent to the Big Rock nuclear decommissioning surcharge consistent with the Customer Choice Act rate freeze in effect through December 31, 2003. Collection of the surcharge stopped, effective January 1, 2004, when the electric rate freeze expired. As a result, our electric revenues will be reduced by $35 million in 2004. However, we expect a portion of this reduction to be offset with increased electric revenues from returning to the PSCR process.

     Industrial Contracts: We entered into multi-year electric supply contracts with certain large industrial customers. The contracts provide electricity at specially negotiated prices, usually at a discount from tariff prices. The MPSC approved these special contracts totaling approximately 685 MW of load. Unless terminated or restructured, the majority of these contracts are in effect through 2005. As of December 31, 2003, contracts for 301 MW of load have terminated. Of the contracts that have terminated, contracts for 64 MW have gone to an alternative electric supplier and contracts for 237 MW have returned to bundled tariff rates. In January 2004, new special contracts for 91 MW, with the State of Michigan and three universities, were approved by the MPSC. Other new special contracts for 101 MW received interim approval from the MPSC and are awaiting final approval. All new special contracts end by January 1, 2006. We cannot predict the ultimate financial impact of changes related to these power supply contracts, or whether additional special contracts will be necessary or advisable.

     Transmission Sale: In May 2002, we sold our electric transmission system for $290 million to MTH. We are currently in arbitration with MTH regarding property tax items used in establishing the selling price of our electric transmission system. We cannot predict whether the remaining open items will impact materially the sale proceeds previously recognized.

     There are multiple proceedings and a proposed rulemaking pending before the FERC regarding transmission pricing mechanisms and standard market design for electric bulk power markets and transmission. The results of these proceedings and proposed rulemakings could significantly affect:

     - transmission cost trends,

     - delivered power costs to us, and

     - delivered power costs to our retail electric customers.

     The financial impact of such proceedings, rulemaking and trends are not currently quantifiable. In addition, we are evaluating whether or not there may be impacts on electric reliability associated with the outcomes of these various transmission related proceedings.

     August 14, 2003 Blackout: On August 14, 2003, the electric transmission grid serving parts of the Midwest and the Northeast experienced a significant disturbance that impacted electric service to millions of homes and businesses. Approximately 100,000 of our 1.7 million electric customers were without power for approximately 24 hours as a result of the disturbance. We incurred $1 million of immediate expense as a result of the blackout. We continue to cooperate with investigations of the blackout by several federal and state agencies. We cannot predict the outcome of these investigations.

     In November 2003, the MPSC released its report on the blackout. The MPSC report found no evidence to suggest that the events in Michigan, or actions taken by the Michigan utilities or transmission operators, were factors contributing to the cause of the blackout. Also in November 2003, the United States and Canadian power system outage taskforce preliminarily reported that the primary cause of the blackout was due to transmission line contact with trees in areas outside of Consumers' operating territory. In December 2003, the MPSC issued an order requiring Consumers to report by April 1, 2004, the status of lines used to serve our customers, including details of vegetation trimming practices in calendar year 2003. Consumers intends to comply with the MPSC's request.

     In February 2004, the Board of Trustees of NERC approved recommendations to improve electric transmission reliability. The key recommendations are as follows:

     - strengthen the NERC compliance enforcement program,

     - evaluate vegetation management procedures, and

     - improve technology to prevent or mitigate future blackouts.

     These recommendations require transmission operators, which Consumers is not, to submit annual reports on vegetation management beginning March 2005 and improve technology over various milestones throughout 2004. These recommendations could result in increased transmission costs payable by transmission customers in the future. The financial impacts of these recommendations are not currently quantifiable.

     For additional details and material changes relating to the rate matters and restructuring of the electric utility industry, see Note 4, Uncertainties, "Consumers' Electric Utility Restructuring Matters," and "Consumers' Electric Utility Rate Matters."

     PERFORMANCE STANDARDS: Electric distribution performance standards developed by the MPSC became effective in February 2004. The performance standards establish standards related to restoration after an outage, safety, and customer relations. Financial incentives and penalties are contained within the performance standards. An incentive is possible if all of the established performance standards have been exceeded for a calendar year. However, the value of such incentive cannot be determined at this point as the performance standards do not contain an approved incentive mechanism. Financial penalties in the form of customer credits are also possible. These customer credits are based on duration and repetition of outages. We cannot predict the likely effects of the financial incentive or penalties, if any, on us.

GAS UTILITY BUSINESS OUTLOOK

     GROWTH: Over the next five years, we expect gas deliveries to grow at an average rate of less than one percent per year. Actual gas deliveries in future periods may be affected by:

     - abnormal weather,

     - use by independent power producers,

     - competition in sales and delivery,

     - Michigan economic conditions,

     - gas consumption per customer, and

     - increases in gas commodity prices.

GAS UTILITY BUSINESS UNCERTAINTIES

     Several gas business trends or uncertainties may affect our financial results and conditions. These trends or uncertainties could have a material impact on net sales, revenues, or income from gas operations. The trends and uncertainties include:

     Environmental

     - potential environmental cost at a number of sites, including sites formerly housing manufactured gas plant facilities.

     Regulatory

     - inadequate regulatory response to applications for requested rate increases,

     - potential adverse appliance service plan ruling or related legislation, and

     - response to increases in gas costs, including adverse regulatory response and reduced gas use by customers,

     Other

     - potential rising pension costs due to market losses and lump sum payments as discussed in the "Accounting for Pension and OPEB" section within this MD&A, and

     - pending litigation and government investigations.

     Consumers sells gas to retail customers under tariffs approved by the MPSC. These tariffs measure the gas delivered to customers based on the volume (i.e.
mcf) of gas delivered. However, Consumers purchases gas for resale on a Btu basis. The Btu content of the gas available for purchase has increased and may result in customers using less gas for the same heating requirement. Consumers fully recovers what it spends to purchase the gas through the approved GCR. However, since the customer is using less gas on a volumetric basis, the revenue from

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

the distribution charge (the non-gas cost portion of the customer bill) would be reduced. This could affect adversely Consumers' earnings from it gas utility. The amount of the earnings loss in future periods cannot be estimated at this time.

     In September 2002, the FERC issued an order rejecting our filing to assess certain rates for non-physical gas title tracking services we offered. In December 2003, the FERC ruled that no refunds were at issue and we reversed a $4 million reserve related to this matter. In January 2004, three companies filed with FERC for clarification or rehearing of FERC's December 2003 order. We cannot predict the outcome of this filing.

     GAS ENVIRONMENTAL ESTIMATES: We expect to incur investigation and remedial action costs at a number of sites, including 23 former manufactured gas plant sites. We expect our remaining remedial action costs to be between $37 million and $90 million. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could change the remedial action costs for the sites. For additional details, see Note 4, Uncertainties, "Consumers' Gas Utility Contingencies -- Gas Environmental Matters."

     GAS COST RECOVERY: The MPSC is required by law to allow us to charge customers for our actual cost of purchased natural gas. The GCR process is designed to allow us to recover all of our gas costs; however, the MPSC reviews these costs for prudency in an annual reconciliation proceeding. In January 2004, the MPSC staff and intervenors filed direct testimony in our 2002-2003 GCR case proposing GCR recovery disallowances. In February 2004, the parties in the case reached a tentative settlement agreement that would result in a GCR disallowance of $11 million for the GCR period plus $1 million accrued interest through February 2004. A reserve was recorded in December 2003. For additional details, see Note 4, Uncertainties, "Consumers' Gas Utility Rate Matters -- Gas Cost Recovery."

     2003 GAS RATE CASE: In March 2003, we filed an application with the MPSC for a $156 million annual increase in our gas delivery and transportation rates that included a 13.5 percent return on equity. In September 2003, we filed an update to our gas rate case that lowered the requested revenue increase from $156 million to $139 million and reduced the return on common equity from 13.5 percent to 12.75 percent. The MPSC authorized an interim gas rate increase of $19 million annually. The interim increase is under bond and subject to refund if the final rate relief is a lesser amount. The interim increase order includes a $34 million reduction in book depreciation expense and related income taxes effective only during the period that we receive the interim relief. The MPSC order allowed us to increase our rates beginning December 19, 2003. As part of the interim rate order, Consumers agreed to restrict its dividend payments to CMS Energy, to a maximum of $190 million annually during the period that Consumers receives the interim relief. On March 5, 2004, the ALJ issued a Proposal for Decision recommending that the MPSC not rely upon the projected test year data included in our filing and supported by the MPSC Staff and further recommended that the application be dismissed. The MPSC is not bound by these recommendations and will consider the issues anew after receipt of exceptions and replies to the exception filed by the parties in response to the Proposal for Decision.

     2001 GAS DEPRECIATION CASE: In December 2003, we filed an update to our gas utility plant depreciation case originally filed in June 2001. This case is independent of the 2003 gas rate case. The original filing was based on December 2000 plant balances and historical data. The December 2003 filing updates the gas depreciation case to include December 2002 plant balances. The proposed depreciation rates, if approved, will result in an annual increase of $12 million in depreciation expense.

OTHER CONSUMERS' OUTLOOK

     CODE OF CONDUCT: In December 2000, the MPSC issued a new code of conduct that applies to utilities and alternative electric suppliers. The code of conduct seeks to prevent financial support, information sharing, and preferential treatment between a utility's regulated and non-regulated services. The new code of conduct is broadly written and could affect our:

     - retail gas business energy related services,

     - retail electric business energy related services,

     - marketing of non-regulated services and equipment to Michigan customers, and

     - transfer pricing between our departments and affiliates.

     We appealed the MPSC orders related to the code of conduct and sought a deferral of the orders until the appeal was complete. We also sought waivers available under the code of conduct to continue utility activities that provide approximately $50 million in annual electric and gas revenues. In October 2002, the MPSC denied waivers for three programs including the appliance service plan offered by us, which generated $34 million in gas revenue in 2003. In March 2004, the Michigan Court of Appeals upheld the MPSC's implementation of the code of conduct without modification. We are in the process of filing an application for leave to appeal with the Michigan Supreme Court, but we cannot predict whether the Michigan Supreme Court will accept the case or the outcome of any appeal.

     The Michigan House of Representatives is scheduled to review the proposed legislation in 2004 that would allow us to remain in the appliance service business. In the interim, the legislature passed a bill to extend to July 1, 2004, the deadline for exiting this business. The full impact of the new code of conduct on our business will remain uncertain until the final judicial resolution of our appeal or the Michigan legislature enacts clarifying legislation.

OTHER CONSUMERS' MATTERS

     2001 GAS RATE CASE: In June 2001, we filed an application with the MPSC for a distribution service rate increase. In November 2002, the MPSC approved a $56 million annual distribution service rate increase, with an 11.4 percent authorized return on equity.

ENTERPRISES OUTLOOK

     INDEPENDENT POWER PRODUCTION: We plan to complete the restructuring of our IPP business by narrowing the focus of our existing operations and commitments to North America and the Middle East/North Africa. Accordingly, we will continue to sell designated assets and investments that are under-performing or are not synergistic with our other business units. We will continue to operate and manage our remaining portfolio of assets in a manner that maximizes their contribution to our earnings and that maintains our reputation for solid performance in the construction and operation of power plants.

     CMS ERM: CMS ERM has continued to streamline its portfolio in order to reduce its business risk and outstanding credit guarantees. Our future activities will be centered around meeting contractual obligations, as well as purchasing fuel for and marketing the merchant power from DIG, Michigan Power, LLC, and other IPPs as their current power purchase agreements expire.

     CMS GAS TRANSMISSION: CMS Gas Transmission continues to narrow its scope of existing operations. We plan to continue to sell international assets and businesses. Future operations will be mainly in Michigan.

     UNCERTAINTIES: The results of operations and the financial position of our diversified energy businesses may be affected by a number of trends or uncertainties. Those that could have a material impact on our income, cash flows, or balance sheet and credit improvement include:

     - our ability to sell or to improve the performance of assets and businesses in accordance with our financial plan,

     - changes in exchange rates or local economic conditions, particularly in Argentina, Venezuela, Brazil, and Australia,

     - changes in foreign laws or in governmental or regulatory policies that could reduce significantly the tariffs charged and revenues recognized by certain foreign subsidiaries, or increase expenses,

     - imposition of stamp taxes on South American contracts that could increase substantially project expenses,

     - impact of any future rate cases, or FERC actions, or orders on regulated businesses, and

     - impact of ratings downgrades on our liquidity, operating costs, and cost of capital.

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

     PENDING ASSET SALE: Affiliates of CMS Generation and CMS Gas Transmission own a 49.6 percent interest in the Loy Yang Power Partnership ("LYPP"), which owns the 2,000 MW Loy Yang coal-fired power project in Victoria, Australia. Due to unfavorable power prices in the Australian market, the LYPP is not generating cash flow sufficient to meet its debt-service obligations. LYPP has A$500 million of term bank debt that, pursuant to extensions from the lenders, is scheduled to mature on March 31, 2004. The partners in LYPP (including affiliates of CMS Generation, CMS Gas Transmission, NRG Energy Inc. and Horizon Energy Australia Investments) have been exploring the possible sale of the project (or control of the project) and a restructuring of the finances of LYPP.

     In July 2003, a conditional share sale agreement was executed by the LYPP partners and partners of the Great Energy Alliance Corporation ("GEAC") to sell the project to GEAC for A$3.5 billion ($2.8 billion in U.S. dollars), including A$165 million for the project equity. The partners in GEAC are the Australian Gas Light Company, the Tokyo Electric Power Company, and a group of financial investors led by the Commonwealth Bank of Australia. A recent resolution of an Australian Competition and Consumer Commission objection to the sale has led to an extension of the exclusive arrangement with GEAC to allow enough time to complete the sale. The conditions to completion of the sale to GEAC include consents from LYPP's lenders to a restructuring of the debt and rulings on tax and stamp duty obligations. The project equity portion of the sale price has been reduced to A$155 million ($122 million in U.S. dollars) as a result of working capital and other adjustments, and closing is targeted for March 2004. The share sale agreement and subsequent extensions provide GEAC a period of exclusivity while the conditions of the purchase are satisfied. The ultimate net proceeds to CMS Energy for its equity share in LYPP may be subject to a reduction based on the ultimate resolution of many of the factors described above as conditions to completion of the sale, as well as closing adjustments and transaction costs, and could likely range between $20 million and a nominal amount.

     We cannot predict whether this sale to GEAC will be consummated or, if not, whether any of the other initiatives will be successful, and it is possible that CMS Generation may lose all or a substantial part of its remaining equity investment in the LYPP. We previously have written off our equity investment in the LYPP, and further write-offs would be limited to cumulative net foreign currency translation losses. The amount of such cumulative net foreign currency translation losses is approximately $110 million at December 31, 2003. Any such write-off would flow through our income statement but would not result in a reduction in shareholders' equity or cause us to be in noncompliance with our financing agreements.

OTHER OUTLOOK

     LITIGATION AND REGULATORY INVESTIGATIONS: We are the subject of various investigations as a result of round-trip trading transactions by CMS MST, including investigations by the United States Department of Justice and the SEC. Additionally, we are a party to various litigation including a shareholder derivative lawsuit, a securities class action lawsuit, a class action lawsuit alleging ERISA violations, several lawsuits regarding alleged false natural gas price reporting, and a lawsuit surrounding the possible sale of CMS Pipeline Assets. For additional details regarding these investigations and litigation, see Note 4, Uncertainties.

OTHER MATTERS

CONTROL WEAKNESSES AT CMS MST

     In late 2001 and during 2002, we identified a number of deficiencies in CMS MST's systems of internal accounting controls. The internal control deficiencies related to, among other things, a lack of account reconciliations, unidentified differences between subsidiary ledgers and the general ledger, and procedures and processes surrounding our accounting for energy trading contracts, including mark-to-market accounting.

     Senior management, the Audit Committee of the Board of Directors, the Board of Directors, and the independent auditors were notified of these deficiencies as they were discovered, and we commenced a plan of remediation that included replacing certain key personnel and deploying additional internal and external accounting personnel to CMS MST. While a number of these control improvements and changes were implemented in late 2002, the most important ones occurred in the first quarter of 2003.

     We believe that the improvements to our system of internal accounting controls were appropriate and responsive to the internal control deficiencies that were identified. We monitored the operation of the improved internal controls throughout 2003 and have concluded that they were effective.

NEW ACCOUNTING STANDARDS

     See Note 17, Implementation of New Accounting Standards, for discussion of new standards.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

     FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST
ENTITIES: FASB issued this interpretation in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest to consolidate the entity.

     On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46. For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provides an implementation deferral until the first quarter of 2004. Revised FASB Interpretation No. 46 is effective for the first quarter of 2004 for all entities other than special purpose entities. Special purpose entities must apply either FASB Interpretation No. 46 or Revised FASB Interpretation No. 46 for the first reporting period that ends after December 15, 2003.

     As of December 31, 2003, we have completed our analysis for and have adopted Revised FASB Interpretation No. 46 for all entities other than the MCV Partnership and FMLP. We continue to evaluate and gather information regarding those entities. We will adopt the provisions of Revised FASB Interpretation No. 46 for the MCV Partnership and FMLP in the first quarter of 2004.

     If our completed analysis shows we have the controlling financial interest in the MCV Partnership and FMLP, we would consolidate their assets, liabilities, and activities, including $700 million of non-recourse debt, into our financial statements. Financial covenants under our financing agreements could be impacted negatively after such a consolidation. As a result, it may become necessary to seek amendments to the relevant financing agreements to modify the terms of certain of these covenants to remove the effect of this consolidation, or to refinance the relevant debt. As of December 31, 2003, our investment in the MCV Partnership was $419 million and our investment in the FMLP was $224 million.

     We determined that we have the controlling financial interest in three entities that are determined to be variable interest entities. We have 50 percent partnership interest in T.E.S Filer City Station Limited Partnership, Grayling Generating Station Limited Partnership, and Genesee Power Station Limited Partnership. Additionally, we have operating and management contracts and are the primary purchaser of power from each partnership through long-term power purchase agreements. Collectively, these interests provide us with the controlling financial interest as defined by the Interpretation. Therefore, we have consolidated these partnerships into our consolidated financial statements for the first time as of December 31, 2003. At December 31, 2003, total assets consolidated for these entities are $227 million and total liabilities are $164 million, including $128 million of non-recourse debt. At December 31, 2003, CMS Energy has outstanding letters of credit and guarantees of $5 million relating to these entities. At December 31, 2003, minority interest recorded for these entities totaled $36 million.

     We also determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity have been eliminated due to deconsolidation. As a result of the deconsolidation, we have reflected $684 million of long-term debt -- related parties and have reflected an investment in related parties of $21 million.

     We are not required to, and have not, restated prior periods for the impact of this accounting change.

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

     Additionally, we have non-controlling interests in four other variable interest entities. FASB Interpretation No. 46 requires us to disclose certain information about these entities. The chart below details our involvement in these entities at December 31, 2003:

                                                                       INVESTMENT       OPERATING        TOTAL
                            NATURE OF                   INVOLVEMENT      BALANCE      AGREEMENT WITH   GENERATING
NAME (OWNERSHIP INTEREST)  THE ENTITY      COUNTRY         DATE       (IN MILLIONS)     CMS ENERGY      CAPACITY
-------------------------  ----------      -------      -----------   -------------   --------------   ----------
Loy Yang Power (49%)....   Power
                           Generator     Australia         1997           $ --             Yes          2,000 MW
Taweelah (40%)..........   Power
                           Generator     United Arab
                                         Emirates          1999           $ 83             Yes            777 MW
Jubail (25%)............   Generator --
                           Under
                           Construction  Saudi Arabia      2001           $ --             Yes            250 MW
Shuweihat (20%).........   Generator --
                           Under
                           Construction  United Arab
                                         Emirates          2001           $(24)(a)         Yes          1,500 MW
                                                                      -------------                    ----------
Total...................                                                  $ 59                          4,527 MW
                                                                      =============                    ==========

-------------------------

(a) At December 31, 2003, we recorded a negative investment in Shuweihat. The balance is comprised of our investment of $3 million reduced by our proportionate share of the negative fair value of derivative instruments of $27 million. We are required to record the negative investment due to our future commitment to make an equity investment in Shuweihat.

     Our maximum exposure to loss through our interests in these variable interest entities is limited to our investment balance of $59 million, Loy Yang currency translation losses of $110 million, net of tax, and letters of credit, guarantees, and indemnities relating to Taweelah and Shuweihat totaling $146 million. Included in the $146 million is a letter of credit relating to our required initial investment in Shuweihat of $70 million. We plan to contribute our initial investment when the project becomes commercially operational in 2004.

     STATEMENT OF POSITION, ACCOUNTING FOR CERTAIN COSTS AND ACTIVITIES RELATED TO PROPERTY, PLANT, AND EQUIPMENT: At its September 9, 2003 meeting, the Accounting Standards Executive Committee, of the American Institute of Certified Public Accountants voted to approve the Statement of Position, Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment. The Statement of Position is expected to be presented for FASB clearance in 2004 and would be applicable for fiscal years beginning after December 15, 2004. An asset classified as property, plant, and equipment often comprises multiple parts and costs. A component accounting policy determines the level at which those parts are recorded. Capitalization of certain costs related to property, plant, and equipment are included in the total cost. The Statement of Position could impact our component and capitalization accounting for property, plant, and equipment. We continue to evaluate the impact, if any, this Statement of Position will have upon adoption.

                                  OUR BUSINESS

GENERAL

CMS ENERGY

     CMS Energy was formed in Michigan in 1987 and is an energy holding company operating through subsidiaries in the United States and in selected markets around the world. Its two principal subsidiaries are Consumers and Enterprises. Consumers is a public utility that provides natural gas and/or electricity to almost 6 million of Michigan's 10 million residents and serves customers in all 68 of the state's Lower Peninsula counties. Through various subsidiaries, Enterprises is engaged in energy businesses in the United States and in selected international markets.

     In 2003, CMS Energy's consolidated operating revenue was approximately $5.5 billion.

CONSUMERS

     Consumers was formed in Michigan in 1968 and is the successor to a corporation organized in Maine in 1910 that conducted business in Michigan from 1915 to 1968. In 1997, Consumers changed its name from Consumers Power Company to Consumers Energy Company to better reflect its integrated electricity and gas businesses.

     Consumers' service areas include automotive, metal, chemical and food products as well as a diversified group of other industries. Consumers' consolidated operations account for a majority of CMS Energy's total assets and income, as well as a substantial portion of its operating revenue. At year-end 2003, Consumers' customer base and operating revenues were as follows:

                                                           CUSTOMERS     OPERATING         2003 VS. 2002
                                                             SERVED       REVENUE        OPERATING REVENUE
                                                           (MILLIONS)    (MILLIONS)    % INCREASE/(DECREASE)
                                                           ----------    ----------    ---------------------
Electric Utility Business..............................       1.75         $2,590              (2.2)
Gas Utility Business...................................       1.67          1,845              21.5
  Total................................................       2.85(a)      $4,435               6.4

-------------------------
(a) Reflects total number of customers, taking into account the approximately
    0.6 million combination electric and gas customers that are included in each of the Electric Utility Business and Gas Utility Business numbers above.

     Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and FERC, as described in CMS ENERGY AND CONSUMERS REGULATION below.

     CONSUMERS' PROPERTIES -- GENERAL: Consumers and its subsidiaries own their principal properties in fee, except that most electric lines and gas mains are located in public roads or on land owned by others pursuant to easements and other rights. Almost all of Consumers' properties are subject to the lien of its First Mortgage Bond Indenture. For additional information on Consumers' properties see BUSINESS SEGMENTS -- Consumers' Electric Utility
Operations -- Electric Utility Properties, and -- Consumers' Gas Utility Operations -- Gas Utility Properties, below.

BUSINESS SEGMENTS

CMS ENERGY FINANCIAL INFORMATION

     For information with respect to operating revenue, net operating income, identifiable assets and liabilities attributable to all of CMS Energy's business segments and international and domestic operations, The December 31, 2003 Financial Statements and the Notes thereto.

CONSUMERS' ELECTRIC UTILITY OPERATIONS

     Based on the average number of customers, Consumers' electric utility operations, if independent, would be the thirteenth largest electric utility company in the United States. Consumers' electric utility operations include the generation, purchase, distribution and sale of electricity. At year-end 2003, it served customers in 61 of the 68 counties of Michigan's Lower Peninsula. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo, Midland, Muskegon and Saginaw. Consumers' electric utility customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Consumers' electric utility operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.

     Consumers' electric utility operations are seasonal. The summer months usually increase demand for electric energy, principally due to the use of air conditioners and other cooling equipment, thereby affecting revenues. In 2003, Consumers' electric sales were 36 billion kWh and retail open access deliveries were 3 billion kWh, for total electric deliveries of 39 billion kWh. In 2002, Consumers' electric sales were 37 billion kWh and retail open access deliveries were 2 billion kWh, for total electric deliveries of 39 billion kWh.

     Consumers' 2003 summer peak demand was 7,721 MW (excluding retail open access loads) and 8,170 MW (including retail open access loads). For the 2002-03 winter period, Consumers' winter peak demand was 5,862 MW (excluding retail open access loads) and 6,140 MW (including retail open access loads). In December 2003, Consumers experienced peak demand of 5,657 MW (excluding retail open access loads) and 6,093 MW (including retail open access loads). Based on its summer 2003 forecast, Consumers carried an 11 percent reserve margin target. However, as a result of lower than forecasted peak loads, Consumers' ultimate reserve margin was 14.7 percent compared to 20.6 percent in 2002. Currently, Consumers has a reserve margin of 5.0 percent, or supply resources equal to 105 percent of projected summer peak load for summer 2004 and is in the process of securing the additional capacity needed to meet its summer 2004 reserve margin target of 11 percent (111 percent of projected summer peak load). The ultimate use of the reserve margin will depend primarily on summer weather conditions, the level of retail open access requirements being served by others during the summer, and any unscheduled plant outages.

  ELECTRIC UTILITY PROPERTIES

       GENERATION: At December 31, 2003, Consumers' electric generating system consists of the following:

                                                                                                2003 NET
                                                                           2003 SUMMER NET     GENERATION
                                                     SIZE AND YEAR           DEMONSTRATED      (MILLIONS
        NAME AND LOCATION (MICHIGAN)                ENTERING SERVICE       CAPABILITY (MWS)     OF KWHS)
        ----------------------------                ----------------       ----------------    ----------
COAL GENERATION
  J H Campbell 1 & 2 -- West Olive...........    2 Units, 1962-1967               615             4,253
  J H Campbell 3 -- West Olive...............    1 Unit, 1980                     765(a)          5,657
  D E Karn -- Essexville.....................    2 Units, 1959-1961               511             3,429
  B C Cobb -- Muskegon.......................    2 Units, 1956-1957               312             2,166
  J R Whiting -- Erie........................    3 Units, 1952-1953               326             2,256
  J C Weadock -- Essexville..................    2 Units, 1955-1958               302             2,330
                                                                                -----            ------
Total coal generation........................                                   2,831            20,091
                                                                                -----            ------
OIL/GAS GENERATION
  B C Cobb -- Muskegon.......................    3 Units, 1999-2000(b)            183                 6
  D E Karn -- Essexville.....................    2 Units, 1975-1977             1,276               352
                                                                                -----            ------
Total oil/gas generation.....................                                   1,459               358
                                                                                -----            ------

                                                                                                2003 NET
                                                                           2003 SUMMER NET     GENERATION
                                                     SIZE AND YEAR           DEMONSTRATED      (MILLIONS
        NAME AND LOCATION (MICHIGAN)                ENTERING SERVICE       CAPABILITY (MWS)     OF KWHS)
        ----------------------------                ----------------       ----------------    ----------
HYDROELECTRIC
  Conventional Hydro Generation..............    13 Plants, 1906-1949              74               335
  Ludington Pumped Storage...................    6 Units, 1973                    955(c)           (517)(d)
                                                                                -----            ------
Total Hydroelectric..........................                                   1,029              (182)
                                                                                -----            ------
NUCLEAR GENERATION
  Palisades -- South Haven...................    1 Unit, 1971                     767             6,151
                                                                                -----            ------
GAS/OIL COMBUSTION TURBINE
  Generation.................................    7 Plants, 1966-1971              345                13
                                                                                -----            ------
Total owned generation.......................                                   6,431            26,431
                                                                                =====            ======
PURCHASED AND INTERCHANGE POWER
  Capacity...................................                                   1,991(e)
                                                                                -----
Total........................................                                   8,422
                                                                                =====

-------------------------
(a) Represents Consumers' share of the capacity of the J H Campbell 3 unit, net of 6.69 percent (ownership interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(b) Cobb 1-3 are retired coal fired units that were converted to gas fired. Units were placed back into service in the years indicated.

(c) Represents Consumers' share of the capacity of Ludington. Consumers and Detroit Edison have 51 percent and 49 percent undivided ownership, respectively, in the plant.

(d) Represents Consumers' share of net pumped storage generation. This facility electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.

(e)  Includes 1,240 MW of purchased contract capacity from the MCV Facility.

     In 2003, through long-term purchase contracts, options, spot market and other seasonal purchases, Consumers purchased up to 2,353 MW of net capacity from other power producers (the largest of which was the MCV Partnership), which amounted to 30.5 percent of Consumers' total system requirements.

     DISTRIBUTION:

     Consumers' distribution system includes:

     - 347 miles of high-voltage distribution radial lines operating at 120 kilovolts and above;

     - 4,164 miles of high-voltage distribution overhead lines operating at 23 kilovolts and 46 kilovolts;

     - 16 subsurface miles of high-voltage distribution underground lines operating at 23 kilovolts and 46 kilovolts;

     - 54,922 miles of electric distribution overhead lines;

     - 8,526 subsurface miles of underground distribution lines; and

     - substations having an aggregate transformer capacity of 20,605,680 kilovoltamperes.

     Consumers formerly owned a high-voltage transmission system that interconnects Consumers' electric generating plants at many locations with transmission facilities of unaffiliated systems, including those of other utilities in Michigan and Indiana. The interconnections permit a sharing of the reserve capacity of the connected systems. This allows mutual assistance during emergencies and substantially reduces investment in utility plant facilities. On May 1, 2002, Consumers transferred its investment in the high-voltage transmission system to a third party, Michigan Electric Transmission Company, LLC. Consequently, Consumers no longer owns or controls transmission facilities either directly or indirectly. For additional information on the sale of the transmission assets, see Note 4 of the Notes to the December 31, 2003 Financial Statements. UNCERTAINTIES -- CONSUMERS' ELECTRIC UTILITY RESTRUCTURING
MATTERS -- TRANSMISSION SALE

     FUEL SUPPLY: Consumers has four generating plant sites that burn coal. These plants constitute 76 percent of Consumers' baseload supply, the capacity used to serve a constant level of customer demand. In 2003, these plants produced a combined total of 20,091 million kWhs of electricity and burned 10.1 million tons of coal. On December 31, 2003, Consumers had on hand a 28-day supply of coal.

     Consumers owns Palisades, an operating nuclear power plant located near South Haven, Michigan. In May 2001, with the approval of the NRC, Consumers transferred its authority to operate Palisades to the NMC. During 2003, Palisades' net generation was 6,151 million kWhs, constituting 23.3 percent of Consumers' baseload supply. Palisades' nuclear fuel supply responsibilities are under NMC's control as agent for Consumers. New fuel contracts are being written as NMC agreements. Consumers/NMC currently have sufficient contracts for uranium concentrates to provide up to 42 percent of its fuel supply requirements for the fall 2004 reload. A mix of spot and medium-term uranium concentrates contracts are currently being negotiated to provide for the remaining open requirements for the 2004 and 2006 reloads. Consumers/NMC also have contracts for conversion services with quantity flexibility to provide up to 100 percent of the requirements for the 2004 reload and approximately 10 percent of the requirements for the 2006 reload. Contracts to provide for the future Consumers/ NMC requirements are currently being pursued with all suppliers of conversion services. Enrichment services contracts with quantity flexibility ranging up to 100 percent of the requirements for the 2004 and 2006 reloads are in place. NMC is currently negotiating a contract for supply of enrichment services beyond 2006.

     NMC also has contracts for nuclear fuel services and for fabrication of nuclear fuel assemblies. The fuel contracts are with major private industrial suppliers of nuclear fuel and related services and with uranium producers, converters and enrichers who participate in the world nuclear fuel marketplace. The fabrication contract is effective for the 2004 reload with options to extend the contract for an additional two reloads in 2006 and 2007.

     As shown below, Consumers generates electricity principally from coal and nuclear fuel.

                                                                      MILLIONS OF KWHS
                                                      ------------------------------------------------
                 POWER GENERATED                       2003      2002      2001        2000      1999
                 ---------------                       ----      ----      ----        ----      ----
Coal..............................................    20,091    19,361    19,203      17,926    19,085
Nuclear...........................................     6,151     6,358     2,326(a)    5,724     5,105
Oil...............................................       242       347       331         645       809
Gas...............................................       129       354       670         400       441
Hydro.............................................       335       387       423         351       365
Net pumped storage................................      (517)     (486)     (553)       (541)     (476)
                                                      ------    ------    ------      ------    ------
Total net generation..............................    26,431    26,321    22,400      24,505    25,329
                                                      ======    ======    ======      ======    ======

-------------------------
(a) On June 20, 2001, the Palisades reactor was shut down so technicians could inspect a small steam leak on a control rod drive assembly. The defective components were replaced and the plant returned to service on January 21, 2002.

     The cost of all fuels consumed, shown below, fluctuates with the mix of fuel burned.

                                                                       COST PER MILLION BTU
                                                             -----------------------------------------
                      FUEL CONSUMED                          2003     2002     2001     2000     1999
                      -------------                          ----     ----     ----     ----     ----
Coal.....................................................    $1.33    $1.34    $1.38    $1.34    $1.38
Oil......................................................     3.92     3.49     4.02     3.30     2.69
Gas......................................................     7.62     3.98     4.05     4.80     2.74
Nuclear..................................................     0.34     0.35     0.39     0.45     0.52
All Fuels(a).............................................     1.16     1.19     1.44     1.27     1.28

-------------------------
(a)  Weighted average fuel costs.

     The Nuclear Waste Policy Act of 1982 made the federal government responsible for the permanent disposal of spent nuclear fuel and high-level radioactive waste by 1998. The DOE has not arranged for storage facilities and it does not expect to receive spent nuclear fuel for storage in 2004. Palisades currently has spent nuclear fuel that exceeds its temporary on-site storage pool capacity. Therefore, Consumers is storing spent nuclear fuel in NRC-approved steel and concrete vaults known as "dry casks." For additional information on disposal of nuclear fuel and Consumers' use of dry casks, see Note 4 of the Notes to the December 31, 2003 Financial Statements -- UNCERTAINTIES -- OTHER CONSUMERS' ELECTRIC UTILITY UNCERTAINTIES -- NUCLEAR MATTERS.

CONSUMERS' GAS UTILITY OPERATIONS

     Based on the average number of customers, Consumers' gas utility operations, if independent, would be the 10th largest gas utility company in the United States. Consumers' gas utility operations purchase, transport, store, distribute and sell natural gas. As of December 31, 2003, it was authorized to provide service in 54 of the 68 counties in Michigan's Lower Peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area, where nearly 900,000 of the gas customers are located. Consumers' gas utility operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.

     Consumers' gas utility operations are seasonal. Consumers injects natural gas into storage during the summer months for use during the winter months when the demand for natural gas is higher. Peak demand usually occurs in the winter due to colder temperatures and the resulting increased demand for heating fuels. In 2003, total deliveries of natural gas sold by Consumers and by other sellers who deliver natural gas to customers (including the MCV Partnership) through Consumers' pipeline and distribution network totaled 388 bcf.

     During the winter months of 2002-03, cold weather caused heavy withdrawals from Consumers' gas storage fields. As a result, water and other liquids entered certain of Consumers' pipelines. The existence of water and other liquids in the pipelines could cause pipe corrosion, which in turn may increase future maintenance problems and costs.

     GAS UTILITY PROPERTIES: Consumers' gas distribution and transmission system consists of:

     - 25,551 miles of distribution mains throughout Michigan's Lower Peninsula;

     - 1,624 miles of transmission lines throughout Michigan's Lower Peninsula;

     - 7 compressor stations with a total of 162,000 installed horsepower; and

     - 14 gas storage fields located across Michigan with an aggregate storage capacity of 331 bcf and a working storage capacity of 130 bcf.

     GAS SUPPLY: In 2003, Consumers purchased 3 percent of its gas from Michigan producers, 66 percent from United States producers outside Michigan and 22 percent from Canadian producers. Authorized suppliers in the gas customer choice program supplied the remaining 9 percent of gas that Consumers delivered.

     Consumers' firm transportation agreements are with ANR Pipeline Company, Great Lakes Gas Transmission, L.P., Trunkline Gas Co. and Panhandle Eastern Pipe Line Company. Consumers uses these agreements to deliver gas to Michigan for ultimate deliveries to market. Consumers' firm transportation and city gate arrangements are capable of delivering over 95 percent of Consumers' total gas supply requirements. As of December 31, 2003, Consumers' portfolio of firm transportation from pipelines to Michigan is as follows:

                                                                     VOLUME
                                                                (DEKATHERMS/DAY)      EXPIRATION
                                                                ----------------      ----------
ANR Pipeline Company........................................          84,054        March      2004
ANR Pipeline Company (starting 04/01/04)....................          50,000        March      2006
ANR Pipeline Company (starting 04/01/04)....................          40,000        October    2004
Great Lakes Gas Transmission, L.P. .........................          85,092        April      2004
Great Lakes Gas Transmission, L.P. (starting 04/01/04)......          50,000        March      2007
Great Lakes Gas Transmission, L.P. .........................          90,000        March      2004
Great Lakes Gas Transmission, L.P. (starting 04/01/04)......         100,000        March      2007
Trunkline Gas Co. ..........................................         336,375        October    2005
Trunkline Gas Co. ..........................................          40,106        March      2004
Panhandle Eastern Pipe Line Company (starting 04/01/04).....          50,000        October    2004
Vector Pipeline.............................................          50,000        March      2007

     Consumers purchases the balance of its required gas supply under firm city gate contracts and as needed, interruptible contracts. The amount of interruptible transportation service and its use varies primarily with the price for such service and the availability and price of the spot supplies being purchased and transported. Consumers' use of interruptible transportation is generally in off-peak summer months and after Consumers has fully utilized the services under the firm transportation agreements.

NATURAL GAS TRANSMISSION

     CMS Gas Transmission was formed in 1988 and owns, develops and manages domestic and international natural gas facilities. In 2003, CMS Gas Transmission's operating revenue was $22 million.

     In 1999, CMS Gas Transmission acquired Panhandle, which was primarily engaged in the interstate transmission and storage of natural gas and also provided LNG terminalling and regasification services. Panhandle operated a large natural gas pipeline network, which provided customers in the Midwest and Southwest with a comprehensive array of transportation services. Panhandle's major customers included 25 utilities located primarily in the United States Midwest market area, which encompassed large portions of Illinois, Indiana, Michigan, Missouri, Ohio and Tennessee.

     In February 2003, Panhandle sold its one-third equity interest in Centennial for $40 million to Centennial's two other partners, MAPL and TE Products Pipeline Company, Limited Partnership, through its general partner, TEPPCO.

     In March 2003, Panhandle transferred $63 million previously committed to collateralize a letter of credit and its one-third ownership interest in Guardian to CMS Gas Transmission. CMS Gas Transmission sold its interest in Guardian to a subsidiary of WPS Resources Corporation in May 2003. Proceeds from the sale were $26 million and the $63 million of cash collateral was released.

     In June 2003, CMS Gas Transmission sold Panhandle to Southern Union Panhandle Corp., a newly formed entity owned by Southern Union. Southern Union Panhandle Corp. purchased all of Panhandle's outstanding capital stock for approximately $582 million in cash and 3 million shares of Southern Union common stock. Southern Union Panhandle Corp. also assumed approximately $1.166 billion in debt. In July 2003, Southern Union declared a five percent common stock dividend resulting in an additional 150,000 shares of common stock for CMS Gas Transmission. In October 2003, CMS Gas Transmission sold its 3.15 million shares to a private investor for $17.77 per share.

     In July 2003, CMS Gas Transmission completed the sale of CMS Field Services to Cantera Natural Gas, Inc. for gross cash proceeds of approximately $113 million, subject to post closing adjustments, and a $50 million face value note of Cantera Natural Gas, Inc. The note is payable to CMS Energy for up to $50 million subject to the financial performance of the Fort Union and Bighorn natural gas gathering systems from 2004 through 2008.

     NATURAL GAS TRANSMISSION PROPERTIES: CMS Gas Transmission has a total of 288 miles of gathering and transmission pipelines located in the state of Michigan, with a daily capacity of 0.95 bcf. At December 31, 2003, CMS Gas Transmission had nominal processing capabilities of approximately 0.33 bcf per day of natural gas in Michigan.

     At December 31, 2003, CMS Gas Transmission has ownership interests in the following international pipelines:

LOCATION                                                      OWNERSHIP INTEREST (%)    MILES OF PIPELINES
--------                                                      ----------------------    ------------------
Argentina.................................................             29.42                  3,362
Argentina to Brazil.......................................             20.00                    262
Argentina to Chile........................................             50.00                    707
Australia (Western Australia).............................             40.00(a)                 927
Australia (Western Australia).............................            100.00                    259

-------------------------
(a) CMS Gas Transmission has a 45 percent interest in a consortium that acquired an 88 percent interest in the pipeline.

     Properties of certain CMS Gas Transmission subsidiaries are subject to liens of creditors of the respective subsidiaries.

INDEPENDENT POWER PRODUCTION

     CMS Generation was formed in 1986. It invests in, acquires, develops, constructs and operates non-utility power generation plants in the United States and abroad. In 2003, the independent power production business segment's operating revenue, which includes revenues from CMS Generation, CMS Operating, S.A., the MCV Facility and the MCV Partnership, was $204 million.

     INDEPENDENT POWER PRODUCTION PROPERTIES: As of December 31, 2003, CMS Generation had ownership interests in operating power plants totaling 8,766 gross MW (4,149 net MW). At December 31, 2003, additional plants totaling approximately 1,784 gross MW (420 net MW) were under construction or in advanced stages of development. These plants include the Shuweihat power plant, which is under construction in the United Arab Emirates, and the Saudi Petrochemical Company power plant, which is under advanced development and will be located in the Kingdom of Saudi Arabia. In 2004, CMS Generation plans to complete the restructuring of its operations by narrowing the scope of its existing operations and commitments from four to two regions: the U.S. and the Middle East/North Africa. In addition, it plans to sell designated assets and investments that are under-performing, non-region focused and non-synergistic with other CMS Energy business units.

     The following table details CMS Generation's interest in independent power plants as of year-end 2003 (excluding the plants owned by CMS Operating, S.R.L. and CMS Electric and Gas and the MCV facility, discussed further below):

                                                                                                   PERCENTAGE OF
                                                                                                  GROSS CAPACITY
                                                                                                  UNDER LONG-TERM
                                                      OWNERSHIP INTEREST      GROSS CAPACITY         CONTRACT
LOCATION                             FUEL TYPE               (%)                   (MW)                 (%)
--------                             ---------        ------------------      --------------      ---------------
California.....................      Wood                     37.8                   36                  100
Connecticut....................      Scrap tire                100                   31                  100
Michigan.......................      Coal                       50                   70                  100
Michigan.......................      Natural gas               100                  710                   85
Michigan.......................      Natural gas               100                  224                    0
Michigan.......................      Wood                       50                   40                  100
Michigan.......................      Wood                       50                   38                  100
New York.......................      Hydro                     0.3                   14                  100
North Carolina.................      Wood                       50                   50                  100
Oklahoma.......................      Natural gas               8.8                  124                  100
                                                                                  -----
DOMESTIC TOTAL.................                                                   1,337

Argentina......................      Hydro                    17.2                1,320                   20(a)
Australia......................      Coal                     49.6                2,000                   55
Chile..........................      Natural gas                50                  720                  100(b)
Ghana..........................      Crude oil                  90                  224                  100
India..........................      Coal                       50                  250                  100
India..........................      Natural gas              33.2                  235                  100
Jamaica........................      Diesel                   42.3                   63                  100
Latin America..................      Various               Various                  484                   51
Morocco........................      Coal                       50                1,356                  100
United Arab Emirates...........      Natural gas                40                  777                  100
                                                                                  -----
INTERNATIONAL TOTAL............                                                   7,429
TOTAL DOMESTIC AND
  INTERNATIONAL................                                                   8,766
                                                                                  =====
PROJECTS UNDER CONSTRUCTION/
  ADVANCED DEVELOPMENT.........                                                   1,784

-------------------------
(a) El Chocon is primarily on a spot market basis, however, it has a high dispatch rate due to low cost.

(b) Atacama is not allowed to sell more than 440 MW to the grid. 100 percent of the 440 MW is under contract.

     Through a CMS International Ventures subsidiary called CMS Operating, S.R.L., CMS Enterprises, CMS Gas Transmission and CMS Generation have a 100 percent ownership interest in a 128 MW natural gas power plant and a 92.6 percent ownership interest in a 540 MW natural gas power plant, each in Argentina.

     Through CMS Electric and Gas, CMS Enterprises has an 86 percent ownership interest in 287 MW of gas turbine and diesel generating capacity in Venezuela.

     CMS Midland owns a 49 percent general partnership interest in the MCV Partnership, which was formed to construct and operate the MCV Facility. The MCV Facility was sold to five owner trusts and leased back to the MCV Partnership. CMS Holdings is a limited partner in the FMLP, which is a beneficiary of one of these trusts. Through FMLP, CMS Holdings has a 35 percent Lessor interest in the MCV Facility. The MCV Facility has a net electrical generating capacity of approximately 1,500 MW.

     CMS Generation has ownership interests in certain facilities such as Loy Yang, Jorf Lasfar and El Chocon. The Loy Yang assets are owned in fee, but are subject to the security interests of its lenders. CMS Energy is actively working to sell its interest in the Loy Yang facility. The Jorf Lasfar facility is held pursuant to a right of possession agreement with the Moroccan state-owned Office National de l'Electricite. The El Chocon facility is held pursuant to a 30-year possession agreement.

     For information on capital expenditures, see The 10-K MD&A -- CAPITAL RESOURCES AND LIQUIDITY and Note 5 of the Notes to the December 31, 2003 Financial Statements -- FINANCINGS AND CAPITALIZATION.

OIL AND GAS EXPLORATION AND PRODUCTION

     CMS Energy used to own an oil and gas exploration and production company. In October 2002, CMS Energy completed its exit from the oil and gas exploration and production business.

ENERGY RESOURCE MANAGEMENT

     In 2003, CMS ERM moved its headquarters from Houston, Texas to Jackson, Michigan. In February 2004, CMS ERM changed its name from CMS Marketing, Services and Trading Company to CMS Energy Resource Management Company. CMS ERM has reduced its business focus and in the future will concentrate on the purchase and sale of energy commodities in support of CMS Energy's generating facilities. CMS ERM previously provided gas, oil, and electric marketing, risk management and energy management services to industrial, commercial, utility and municipal energy users throughout the United States. In January 2003, CMS ERM closed the sale of a major portion of its wholesale natural gas trading book to Sempra Energy Trading. The cash proceeds were approximately $17 million. In April 2003, CMS ERM sold its wholesale electric power business to Constellation Power Source, Inc. Also in April 2003, CMS ERM sold the federal business of CMS Viron, its energy management service provider, to Pepco Energy Services, Inc. In July 2003, CMS ERM sold CMS Viron's non-federal business to Chevron Energy Solutions Company, a division of Chevron U.S.A. In 2003, CMS ERM marketed approximately 85 bcf of natural gas and 5,314 GWh of electricity and its 2003 operating revenue was $711 million.

INTERNATIONAL ENERGY DISTRIBUTION

     In October 2001, CMS Energy discontinued the operations of its international energy distribution business. In 2002, CMS Energy discontinued all new development outside North America, which included closing all non-U.S. development offices. In 2003, CMS Energy reclassified to continuing operations SENECA, which is its energy distribution business in Venezuela, and CPEE, which is its energy distribution business in Brazil, due to its inability to sell these assets.

CMS ENERGY REGULATION

     CMS Energy is a public utility holding company that is exempt from registration under PUHCA. CMS Energy and its subsidiaries are subject to regulation by various federal, state, local and foreign governmental agencies, including those described below.

MICHIGAN PUBLIC SERVICE COMMISSION

     Consumers is subject to the MPSC's jurisdiction, which regulates public utilities in Michigan with respect to retail utility rates, accounting, utility services, certain facilities and various other matters. The MPSC also has rate jurisdiction over several limited liability companies in which CMS Gas Transmission has ownership interests. These companies own, or will own, and operate intrastate gas transmission pipelines.

     The Attorney General, ABATE, and the MPSC staff typically intervene in MPSC electric- and gas-related proceedings concerning Consumers. For many years, almost every significant MPSC order affecting Consumers has been appealed. Certain appeals from the MPSC orders are pending in the Court of Appeals.

     RATE PROCEEDINGS: In 1996, the MPSC issued an order that established the electric authorized rate of return on common equity at 12.25 percent. In 2002, the MPSC issued an order that established the gas authorized rate of return on common equity at 11.4 percent.

     MPSC REGULATORY AND MICHIGAN LEGISLATIVE CHANGES: State regulation of the retail electric and gas utility businesses has undergone significant changes. In 2000, the Michigan Legislature enacted the Customer Choice Act. The Customer Choice Act provides that as of January 2002, all electric customers have the choice to buy generation service from an alternative electric supplier. The Customer Choice Act also imposes rate reductions, rate freezes and rate caps. For additional information regarding the Customer Choice Act, see Note 4 of the Notes to the December 31, 2003 Financial Statements -- UNCERTAINTIES UNCERTAINTIES -- CONSUMERS' ELECTRIC UTILITY
RESTRUCTURING MATTERS.

     As a result of regulatory changes in the natural gas industry, Consumers transports the natural gas commodity that is sold to some customers by competitors like gas producers, marketers and others. Pursuant to a gas customer choice program that Consumers implemented, as of April 2003 all of Consumers' gas customers are eligible to select an alternative gas commodity supplier. Consumers' current GCR mechanism allows it to recover from its customers all prudently incurred costs to purchase natural gas commodity and transport it to Consumers' facilities. For additional information, see Note 4 of the Notes to the December 31, 2003 Financial Statements UNCERTAINTIES -- CONSUMERS' GAS UTILITY RATE MATTERS.

FEDERAL ENERGY REGULATORY COMMISSION

     FERC has exercised limited jurisdiction over several independent power plants in which CMS Generation has ownership interests, as well as over CMS ERM. Among other things, FERC jurisdiction relates to the acquisition, operation and disposal of assets and facilities and to the service provided and rates charged. Some of Consumers' gas business is also subject to regulation by FERC, including a blanket transportation tariff pursuant to which Consumers can transport gas in interstate commerce.

     FERC also regulates certain aspects of Consumers' electric operations including compliance with FERC accounting rules, wholesale rates, operation of licensed hydro-electric generating plants, transfers of certain facilities, and corporate mergers and issuance of securities. FERC is currently soliciting comments on whether it should exercise jurisdiction over power marketers like CMS ERM, requiring them to follow FERC's uniform system of accounts and seek authorization for issuance of securities and assumption of liabilities. These issues are pending before the agency.

NUCLEAR REGULATORY COMMISSION

     Under the Atomic Energy Act of 1954, as amended, and the Energy Reorganization Act of 1974, Consumers is subject to the jurisdiction of the NRC with respect to the design, construction, operation and decommissioning of its nuclear power plants. Consumers is also subject to NRC jurisdiction with respect to certain other uses of nuclear material. These and other matters concerning Consumers' nuclear plants are more fully discussed in Note 1 of the Notes to the December 31, 2003 Financial Statements -- CORPORATE STRUCTURE AND ACCOUNTING POLICIES and Note 4 of the December 31, 2003 Financial Statements -- UNCERTAINTIES.


OTHER REGULATION

     The Secretary of Energy regulates the importation and exportation of natural gas and has delegated various aspects of this jurisdiction to FERC and the DOE's Office of Fossil Fuels.

     Pipelines owned by system companies are subject to the Natural Gas Pipeline Safety Act of 1968 and the Pipeline Safety Improvement Act of 2002, which regulates the safety of gas pipelines. Consumers is also subject to the Hazardous Liquid Pipeline Safety Act of 1979, which regulates oil and petroleum pipelines.

CMS ENERGY ENVIRONMENTAL COMPLIANCE

     CMS Energy and its subsidiaries are subject to various federal, state and local regulations for environmental quality, including air and water quality, waste management, zoning and other matters.

     Consumers has installed and is currently installing modern emission controls at its electric generating plants and has converted and is converting electric generating units to burn cleaner fuels. Consumers expects that the cost of future environmental compliance, especially compliance with clean air laws, will be significant because of EPA regulations regarding nitrogen oxide and particulate-related emissions. These regulations will require Consumers to make significant capital expenditures.

     Consumers is in the process of closing older ash disposal areas at two plants. Construction, operation, and closure of a modern solid waste disposal area for ash can be expensive, because of strict federal and state requirements. In order to significantly reduce ash field closure costs, Consumers has worked with others to use bottom ash and fly ash as part of temporary and final cover for ash disposal areas instead of native materials, in cases where such use of bottom ash and fly ash is compatible with environmental standards. To reduce disposal volumes, Consumers sells coal ash for use as a filler for asphalt, for incorporation into concrete products and for other environmentally compatible uses. The EPA has announced its intention to develop new nationwide standards for ash disposal areas. Consumers intends to work through industry groups to help ensure that any such regulations require only the minimum cost necessary to adhere to standards that are consistent with protection of the environment.

     Like most electric utilities, Consumers has PCB in some of its electrical equipment. During routine maintenance activities, Consumers identified PCB as a component in certain paint, grout and sealant materials at the Ludington Pumped Storage facility. Consumers removed and replaced part of the PCB material. Consumers has proposed a plan to the EPA to deal with the remaining materials and is waiting for a response from the EPA.

     Certain environmental regulations affecting CMS Energy and Consumers include, but are not limited to, the Clean Air Act Amendments of 1990 and Superfund. Superfund can require any individual or entity that may have owned or operated a disposal site, as well as transporters or generators of hazardous substances that were sent to such site, to share in remediation costs for the site.

     CMS Energy's and Consumers' current insurance coverage does not extend to certain environmental clean-up costs, such as claims for air pollution, some past PCB contamination and for some long-term storage or disposal of pollutants.

     For additional information concerning environmental matters, including estimated capital expenditures to reduce nitrogen oxide related emissions, see
Note 4 of the Notes of the December 31, 2003 Financial Statements -- UNCERTAINTIES.

CMS ENERGY COMPETITION

ELECTRIC COMPETITION

     Consumers' electric utility business experiences actual and potential competition from many sources, both in the wholesale and retail markets, as well as in electric generation, electric delivery and retail services.

     In the wholesale electricity markets, Consumers competes with other wholesale suppliers, marketers and brokers. Electric competition in the wholesale markets increased significantly since 1996 due to FERC Order 888. While Consumers is still active in wholesale electricity markets, wholesale for resale transactions by Consumers generated an immaterial amount of Consumers' 2003 revenues from electric utility operations. Consumers believes future loss of wholesale for resale transactions will be insignificant.

     A significant increase in retail electric competition has occurred because of the Customer Choice Act and the availability of retail open access. Price is the principal method of competition for generation services. The Customer Choice Act gives all electric customers the right to buy generation service from an alternative electric supplier. As of March 2004, alternative electric suppliers are providing 735 MW of generation supply to retail open access customers. This represents nine percent of Consumers' total generating load and an increase of approximately 42 percent in generation supply being purchased from alternative electric suppliers by retail open access customers. Consumers has applied for, but has not yet been granted, reimbursement for implementation costs incurred for the Electric Customer Choice program. The MPSC is supposed to adopt a mechanism pursuant to the Customer Choice Act to provide for recovery of stranded costs. In 2000 and 2001, the MPSC determined the stranded cost recovery was zero, contrary to Consumers' position. Consumers continues to work toward the adoption of a stranded cost recovery mechanism that will offset margin loss. Consumers cannot predict the total amount of electric supply load that may be lost to competitor suppliers, whether the stranded cost recovery method adopted by the MPSC will be applied in a manner that will fully offset any associated margin loss, or whether implementation costs will be fully recovered.

     In addition to retail electric customer choice, Consumers also has competition or potential competition from:

     - the threat of customers relocating outside Consumers' service territory;

     - the possibility of municipalities owning or operating competing electric delivery systems;

     - customer self-generation; and

     - adjacent municipal utilities that extend lines to customers near service territory boundaries.

     Consumers addresses this competition by offering special contracts, providing additional non-energy services, and monitoring and enforcing compliance with MPSC and FERC rules.

     Consumers offers non-energy revenue services to electric customers, municipalities and other utilities in an effort to offset costs. These services include engineering and consulting, construction of customer-owned distribution facilities, equipment sales (such as transformers), power quality analysis, fiber optic line construction, meter reading and joint construction for phone and cable. Consumers faces competition from many sources, including energy management services companies, other utilities, contractors, and retail merchandisers.

     CMS ERM, which is a non-utility electric subsidiary, has modified its focus toward optimization of CMS Energy's independent power production portfolio. CMS Energy's independent power production business segment, another non-utility electric subsidiary, faces competition from generators, marketers and brokers, as well as lower power prices on the wholesale market.

     For additional information concerning electric competition, see the 10-K MD&A -- OUTLOOK -- ELECTRIC UTILITY BUSINESS UNCERTAINTIES.

GAS COMPETITION

     Competition has existed for the past decade in various aspects of Consumers' gas utility business, and is likely to increase. Competition traditionally comes from alternate fuels and energy sources, such as propane, oil and electricity.

INSURANCE

     CMS Energy and its subsidiaries, including Consumers, maintain insurance coverage similar to comparable companies in the same lines of business. The insurance policies are subject to terms, conditions, limitations and exclusions that might not fully compensate CMS Energy for all losses. As CMS Energy renews its policies it is possible that full insurance coverage may not be obtainable on commercially reasonable terms due to restrictive insurance markets.

EMPLOYEES

     As of December 31, 2003, CMS Energy and its subsidiaries, including Consumers, had 8,411 full-time equivalent employees, of whom 8,353 are full-time employees and 58 are full-time equivalent employees associated with the part-time work force. Included in the total are 3,800 employees who are covered by union contracts.

                               LEGAL PROCEEDINGS

     CMS Energy and some of its subsidiaries and affiliates are parties to certain routine lawsuits and administrative proceedings incidental to their businesses involving, for example, claims for personal injury and property damage, contractual matters, various taxes, and rates and licensing. For additional information regarding various pending administrative and judicial proceedings involving regulatory, operating and environmental matters, see OUR BUSINESS -- CMS ENERGY AND CONSUMERS REGULATION, as well as the 10-K MD & A and Notes to the December 31, 2003 Financial Statements.

DEMAND FOR ACTIONS AGAINST OFFICERS AND DIRECTORS

     In May 2002, the Board of Directors of CMS Energy received a demand on behalf of a shareholder of CMS Energy Common Stock, that it commence civil actions (i) to remedy alleged breaches of fiduciary duties by certain CMS Energy officers and directors in connection with round-trip trading by CMS MST, and
(ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy and its subsidiaries. In December 2002, two new directors were appointed to the Board. The Board formed a special litigation committee in January 2003 to determine whether it is in the best interest of CMS Energy to bring the action demanded by the shareholder. The disinterested members of the Board appointed the two new directors to serve on the special litigation committee.

     In December 2003, during the continuing review by the special litigation committee, CMS Energy was served with a derivative complaint filed on behalf of the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint was extended to June 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the Court. CMS Energy cannot predict the outcome of this matter.

INTEGRUM LAWSUIT

     Integrum filed a complaint in Wayne County, Michigan Circuit Court in July 2003 against CMS Energy, CMS Enterprises and APT. Integrum alleges several causes of action against APT, CMS Energy and CMS Enterprises in connection with an offer by Integrum to purchase the CMS Pipeline Assets. In addition to seeking unspecified money damages, Integrum is seeking an order enjoining CMS Energy and CMS Enterprises from selling and APT from purchasing the CMS Pipeline Assets and an order of specific performance mandating that CMS Energy, CMS Enterprises and APT complete the sale of the CMS Pipeline Assets to APT and Integrum. A certain officer and director of Integrum is a former officer and director of CMS Energy, Consumers and their subsidiaries. CMS Energy, Consumers or their subsidiaries did not employ the individual when Integrum made the offer to purchase the CMS Pipeline Assets. CMS Energy believes that Integrum's claims are without merit. CMS Energy will vigorously defend itself but cannot predict the outcome of this lawsuit.

GAS INDEX PRICE REPORTING LITIGATION

     In August 2003, Cornerstone Propane Partners, L.P. ("Cornerstone") filed a putative class action complaint in the United States District Court for the Southern District of New York against CMS Energy and dozens of other energy companies. The court ordered the Cornerstone complaint to be consolidated with similar complaints filed by Dominick Viola and Roberto Calle Gracey. The plaintiffs filed a consolidated complaint on January 20, 2004. The consolidated complaint alleges that false natural gas price reporting by the defendants manipulated the prices of NYMEX natural gas futures and options. The complaint contains two counts under the Commodity Exchange Act, one for manipulation and one for aiding and abetting violations. CMS Energy is no longer a defendant, however, CMS MST and CMS Field Services are named as defendants. CMS Energy sold CMS Field Services to Cantera Natural Gas, Inc. in July 2003, but is required to indemnify Cantera Natural Gas, Inc. with respect to this action.

     In a similar but unrelated matter, Texas-Ohio Energy, Inc. filed a putative class action lawsuit in the United States District Court for the Eastern District of California against a number of energy companies engaged in the sale of natural gas in the United States. CMS Energy is named as a defendant. The complaint alleges defendants entered into a price-fixing conspiracy by engaging in activities to manipulate the price of natural gas in California. The complaint contains counts alleging violations of the Sherman Act, Cartwright Act (a California statute), and the California Business and Profession Code relating to unlawful, unfair and deceptive business practices. The plaintiff in the Texas-Ohio case has agreed to extend the time for all defendants to answer or otherwise respond to the complaint until after the multi-district court litigation ("MDL") panel decides whether to take the case. There is currently pending in the Nevada federal district court a MDL matter involving seven complaints originally filed in various state courts in California. These complaints make allegations similar to those in the Texas-Ohio case regarding price reporting, although none contain a Sherman Act claim. Some of the defendants in the MDL matter who are also defendants in the Texas-Ohio case are trying to have the Texas-Ohio case transferred to the MDL proceeding.

     Benscheidt v. AEP Energy Services, Inc., et al, a new class action complaint containing allegations similar to those made in the Texas-Ohio case (albeit limited to California state law claims), was filed in California state court in February 2004. CMS Energy and CMS MST are named as defendants. Defendants are likely to seek to remove this action to California federal district court and have it transferred to the MDL proceeding in Nevada.

     CMS Energy and its subsidiaries will vigorously defend themselves but cannot predict the outcome of these matters.

SEC INVESTIGATION

     The SEC is conducting an investigation regarding round-trip trades at CMS MST. For additional details about this investigation, see Note 4 of the Notes to the December 31, 2003 Financial Statements -- UNCERTAINTIES -- SEC AND OTHER INVESTIGATIONS.

EMPLOYMENT RETIREMENT INCOME SECURITY ACT CLASS ACTION LAWSUITS

     CMS Energy is a named defendant, along with Consumers, CMS MST and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the CMS Employees' Savings and Incentive Plan (the "Plan"). The trial judge consolidated the two cases that were originally filed in July 2002 in United States District Court for the Eastern District of Michigan, and plaintiffs filed an amended consolidated complaint. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of CMS Energy Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. CMS Energy and Consumers will vigorously defend themselves but cannot predict the outcome of this litigation.

SECURITIES CLASS ACTION LAWSUITS

     Beginning on May 17, 2002, a number of securities class action complaints were filed against CMS Energy, Consumers, and certain officers and directors of CMS Energy and its affiliates. The complaints were filed as purported class actions in the United States District Court for the Eastern District of Michigan, by shareholders who allege that they purchased CMS Energy's securities during a purported class period. The cases were consolidated into a single lawsuit and an amended and consolidated class action complaint was filed on May 1, 2003. The consolidated complaint contains a purported class period beginning on May 1, 2000 and running through March 31, 2003. It generally seeks unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy's business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS MST. CMS Energy and its affiliates will vigorously defend themselves but cannot predict the outcome of this litigation.

ENVIRONMENTAL MATTERS

     CMS Energy and its subsidiaries and affiliates are subject to various federal, state and local laws and regulations relating to the environment. Several of these companies have been named parties to various actions involving environmental issues. Based on their present knowledge and subject to future legal and factual developments, they believe it is unlikely that these actions, individually or in total, will have a material adverse effect on their financial condition or future results of operations. For additional information, see both the 10-K MD&A's and the Notes to the December 31, 2003 Financial Statement.


                                 OUR MANAGEMENT

      The following table sets forth the names, ages, positions and five-year employment history of our executive officers as of March 1, 2004.

EXECUTIVE OFFICERS

        NAME           AGE                                 POSITION                                     PERIOD
--------------------   ---   ---------------------------------------------------------------------   ------------
Kenneth Whipple        69    Chairman of the Board, Chief Executive Officer of CMS Energy            2002-Present
                             Chairman of the Board, Chief Executive Officer of Consumers             2002-Present
                             Chairman of the Board of CMS Enterprises                                2002-2003
                             Director of CMS Energy                                                  1993-Present
                             Director of Consumers                                                   1993-Present
                             Chairman, Chief Executive Officer of Ford Credit Company                1997-1999
                             Executive Vice President, President of Ford Financial Services Group    1989-1999

S. Kinnie Smith, Jr.   73    Vice Chairman of the Board of CMS Enterprises                           2003-Present
                             Vice Chairman of the Board, General Counsel of CMS Energy               2002-Present
                             Vice Chairman of the Board of Consumers                                 2002-Present
                             Executive Vice President of CMS Enterprises                             2002-2003
                             Director of CMS Energy                                                  2002-Present
                             Director of Consumers                                                   2002-Present
                             Director of Enterprises                                                 2003-Present
                             Vice Chairman of Trans-Elect, Inc.                                      2002
                             Senior Counsel at Skadden, Arps, Slate, Meagher, & Flom LLP             1995-2002

David W. Joos          50    Chairman of the Board, Chief Executive Officer of CMS Enterprises       2003-Present
                             President, Chief Operating Officer of CMS Energy                        2001-Present
                             President, Chief Operating Officer of Consumers                         2001-Present
                             President, Chief Operating Officer of CMS Enterprises                   2001-2003
                             Director of CMS Energy                                                  2001-Present
                             Director of Consumers                                                   2001-Present
                             Director of Enterprises                                                 2000-Present
                             Executive Vice President, Chief Operating Officer - Electric
                                  of CMS Energy                                                      2000-2001
                             Executive Vice President, Chief Operating Officer - Electric
                                  of CMS Enterprises                                                 2000-2001
                             Executive Vice President, President and Chief Executive Officer -
                                  Electric of Consumers                                              1997-2001

Thomas J. Webb         51    Executive Vice President, Chief Financial Officer of CMS Energy         2002-Present
                             Executive Vice President, Chief Financial Officer of Consumers          2002-Present
                             Executive Vice President, Chief Financial Officer of CMS Enterprises    2002-Present
                             Director of Enterprises                                                 2002-Present
                             Executive Vice President, Chief Financial Officer of Panhandle
                                  Eastern Pipe Line Company                                          2002-2003
                             Executive Vice President, Chief Financial Officer of Kellogg Company    1999-2002
                             Vice President, Chief Financial Officer of Visteon, a division of
                                  Ford Motor Company                                                 1996-1999

Thomas W. Elward       55    President, Chief Operating Officer of CMS Enterprises                   2003-Present
                             President, Chief Executive Officer of CMS Generation Co.                2002-Present
                             Director of Enterprises                                                 2003-Present
                             Senior Vice President of CMS Enterprises                                2002-2003
                             Senior Vice President of CMS Generation Co.                             1998-2001

Carl L. English        57    Executive Vice President, President and Chief Executive Officer -
                                  Gas of Consumers                                                   1999-Present
                             Vice President of Consumers                                             1990-1999

David G. Mengebier*    46    Senior Vice President of CMS Enterprises                                2003-Present
                             Senior Vice President of CMS Energy                                     2001-Present
                             Senior Vice President of Consumers                                      2001-Present
                             Vice President of CMS Energy                                            1999-2001
                             Vice President of Consumers                                             1999-2001

John G. Russell**      46    Executive Vice President, President and Chief Executive Officer -
                                  Electric of Consumers                                              2001-Present
                             Senior Vice President of Consumers                                      2000-2001
                             Vice President of Consumers                                             1999-2000

John F. Drake          55    Senior Vice President of CMS Enterprises                                2003-Present
                             Senior Vice President of CMS Energy                                     2002-Present
                             Senior Vice President of Consumers                                      2002-Present
                             Vice President of CMS Energy                                            1997-2002
                             Vice President of Consumers                                             1998-2002

Glenn P. Barba         38    Vice President, Chief Accounting Officer of CMS Enterprises             2003-Present
                             Vice President, Controller and Chief Accounting Officer of CMS Energy   2003-Present
                             Vice President, Controller and Chief Accounting Officer of Consumers    2003-Present
                             Vice President and Controller of Consumers                              2001-2003
                             Controller of CMS Generation                                            1997-2001

----------

* From 1997 to 1999, Mr. Mengebier served as Executive Director of Federal Governmental Affairs for CMS Enterprises.

** From July 1997 until October 1999, Mr. Russell served as Manager -- Electric Customer Operations of Consumers.

      There are no family relationships among executive officers and directors of CMS Energy.

DIRECTORS

JAMES J. DUDERSTADT, 61, has been President Emeritus and University Professor of Science and Engineering at the University of Michigan, Ann Arbor, Michigan, since 1996. He served as the President of the University of Michigan from 1988 to 1996. He is a director of Unisys Corporation and chairs numerous studies for various federal agencies and the National Academy of Sciences. He has been a director of CMS and of Consumers since 1993.

KATHLEEN R. FLAHERTY, 52, served from 1999 to 2001 as President and Chief Operating Officer of WinStar International. She served from 1998 to 1999 as President and Chief Operating Officer of WinStar Communications, Europe, from 1997 to 1998 as Senior Vice President, Product Architecture for MCI Communications Corporation, and from 1995 to 1997 as National Business Marketing Director for British Telecom. She has been a director of CMS and of Consumers since 1995.

EARL D. HOLTON, 70, has served since 1999 as Vice Chairman of Meijer, Inc., a Grand Rapids, Michigan based operator of food and general merchandise centers. He served from 1980 to 1999 as President of Meijer, Inc. He is a director of Meijer, Inc. and Steelcase, Inc. He has been a director of CMS and of Consumers since 1989.

DAVID W. JOOS, 51, has served since 2001 as President and Chief Operating Officer of CMS and Consumers. He served from 2000 to 2001 as Executive Vice President and Chief Operating Officer -- Electric of CMS and from 1997 to 2000 as President and Chief Executive Officer -- Electric of Consumers. He is a director of Steelcase, Inc., the Michigan Colleges Foundation, Michigan Economic Development Corporation, is a director and Chairman of Nuclear Management Co., and is a director and Chairman of the Michigan Manufacturers Association. He has been a director of CMS and of Consumers since 2001.

MICHAEL T. MONAHAN, 65, has served since 1999 as President of Monahan Enterprises, LLC, a Bloomfield Hills, Michigan based consulting firm. He was Chairman of Munder Capital Management, an investment management company, from October 1999 to December 2000 and Chairman and Chief Executive Officer of Munder from October 1999 until January 2000. Prior to that, he was President and a director of Comerica Bank from 1992 to 1999 and President and a director of Comerica Inc., from 1993 to 1999. He is a director of The Munder Funds, Inc., Chairman of the Board of Guilford Mills, Inc., a member of the board of trustees of Henry Ford Health Systems, Inc., and a member of the board of trustees of the Community Foundation for Southeastern Michigan. He has been a director of CMS and Consumers since December 2002.

JOSEPH F. PAQUETTE, JR., 69, served from 1988 to 1995 as Chairman of the Board and Chief Executive Officer and from 1995 until his retirement in 1997 as Chairman of the Board of PECO

Energy, formerly the Philadelphia Electric Company, a major supplier of electric and gas energy. He is a director of USEC, Inc. and Mercy Health Systems. He has been a director of CMS and Consumers since December 2002. He had previously served as a director of CMS and Consumers and as President of CMS from 1987 to 1988.

WILLIAM U. PARFET, 57, has served since 1999 as Chairman and Chief Executive Officer of MPI Research, Inc., Mattawan, Michigan, a contract research laboratory conducting risk assessment toxicology studies. He served from 1995 to 1999 as Co-Chairman of MPI Research. He is a director of Stryker Corporation, PAREXEL International Corporation, and Monsanto Company. He is also a commissioner of the Michigan Department of Natural Resources. He has been a director of CMS and of Consumers since 1991.

PERCY A. PIERRE, 65, has served since 1990 as Professor of Electrical Engineering, Michigan State University, East Lansing, Michigan. He also served as Vice President for Research and Graduate Studies at Michigan State University from 1990 to 1995. Dr. Pierre is a former Assistant Secretary of the Army for Research, Development and Acquisition. He is also a former President of Prairie View A&M University. He is a director of Fifth Third Bank (Western Michigan). He also serves as a member of the Boards of Trustees for the University of Notre Dame and Hampshire College. He has been a director of CMS and of Consumers since 1990.

S. KINNIE SMITH, JR., 73, has served as Vice Chairman and General Counsel of CMS since June 2002. He served as Senior Counsel for the law firm Skadden, Arps, Slate, Meagher & Flom from 1996 to 2002. He has been a director of CMS and Consumers since August 2002. He had held the positions of Vice Chairman and President of CMS and Vice Chairman of Consumers and served as a director of CMS and Consumers from 1987 to 1996. In May and June of 2002, he served as Vice Chairman and as a director of Trans-Elect, Inc.

KENNETH L. WAY, 64, served from 1988 through 2002 as Chairman of the Board of Lear Corporation, a Southfield, Michigan based supplier of automotive interior systems to the automotive industry. He remains a director of Lear Corporation. In addition, he served from 1988 to 2000 as Chief Executive Officer of Lear Corporation. He is a director of Comerica, Inc. and WESCO International, Inc. He also serves as a member of the Boards of Trustees for Kettering University and the Henry Ford Health Systems. He has been a director of CMS and of Consumers since 1998.

KEN WHIPPLE, 69, has served since May of 2002 as Chairman of the Board and Chief Executive Officer of CMS and Consumers. He served from 1988 until his retirement in 1999 as Executive Vice President of Ford Motor Company, Dearborn, Michigan, a world-wide automotive manufacturer, and President of the Ford Financial Services Group. In addition, he served from 1997 to 1999 as Chairman and Chief Executive Officer of Ford Motor Credit Company. He had previously served as Chairman and Chief Executive Officer of Ford of Europe, Inc. from 1986 to 1988. He is a director of AB Volvo and a trustee of 13 J.P.Morgan Chase mutual funds. He has been a director of CMS and of Consumers since 1993.

JOHN B. YASINSKY, 64, served from 1999 until his retirement in 2000 as Chairman of the Board and Chief Executive Officer and continued as Chairman until February 2001 of OMNOVA Solutions Inc., Fairlawn, Ohio, a developer, manufacturer, and marketer of emulsion polymers, specialty chemicals, and building products. He served from 1995 to 1999 as Chairman, Chief Executive Officer and President of GenCorp. He is a director of A. Schulman, Inc. He has been a director of CMS and of Consumers since 1994.

MANAGEMENT SECURITY OWNERSHIP

      The following chart shows the ownership of CMS Common Stock by the directors and executive officers:

                                                               SHARES
                       NAME                             BENEFICIALLY OWNED*
James J. Duderstadt...........................                  7,791
Kathleen R. Flaherty..........................                  8,504
Earl D. Holton................................                 26,916
David W. Joos.................................                211,171
Michael T. Monahan............................                  3,943
Joseph F. Paquette, Jr........................                 21,345
William U. Parfet.............................                 15,800
Percy A. Pierre...............................                  8,215
S. Kinnie Smith, Jr...........................                155,046
Kenneth L. Way................................                 49,613
Kenneth Whipple...............................                356,011
John B. Yasinsky..............................                 16,485
Thomas J. Webb................................                100,278
Thomas W. Elward..............................                 44,620
David A. Mikelonis ...........................                 42,045
William J. Haener ............................                 73,224
All Directors and Executive Officers**........              1,480,328

* All shares shown above are as of December 31, 2003. In addition to the shares shown above, Mr. Joos, Mr. Smith, Mr. Webb, Mr. Elward, Mr. Mikelonis, Mr. Haener and all other executive officers of CMS and Consumers own options to acquire 473,000; 165,000; 150,000; 146,000; 137,000; 224,500; and 1,213,520
shares, respectively. Mr. Whipple does not own any options to acquire CMS Common Stock. All options identified in this footnote are as of December 31, 2003.

** All Directors and Executive Officers include executive officers of both CMS and Consumers.

Shares shown as beneficially owned include (1) shares to which a person has or shares voting power and/or investment power, and (2) the number of shares and share equivalents represented by interests in the Employee Savings Plan, the Deferred Salary Savings Plan, the Performance Incentive Stock Plan, the Directors' Deferred Compensation Plan, Salaried Employees' Merit Plan and employment agreements. Dr. Duderstadt, Ms. Flaherty, Mr. Holton, Mr. Parfet, Mr. Smith, Mr. Way, Mr. Whipple, and Mr. Yasinsky each own 10 shares of Preferred Stock of Consumers. The directors and executive officers of CMS and Consumers together own less than 1% of the outstanding shares of CMS.

SECTION 16(A) BENEFICIAL OWNERSHIP REGARDING COMPLIANCE

      Federal securities laws require CMS directors and executive officers, and persons who own more than 10% of CMS Common Stock, to file with the SEC reports of ownership and changes in ownership of any securities or derivative securities of CMS. To CMS' knowledge, during the year ended December 31, 2003, CMS' officers and directors made all required Section 16(a) filings on a timely basis.

COMPENSATION OF DIRECTORS

      Directors who are not officers of CMS or Consumers received in 2003 an annual retainer fee of $30,000, $1,500 for attendance at each Board meeting and $750 for attendance at each committee meeting. Committee chairs received $1,000 for attendance at each committee meeting. These figures have remained unchanged for several years, and are relatively low by industry standards. In 2003, all directors who were not officers of CMS or Consumers were granted 850 restricted shares of CMS Common Stock with a fair market value at time of grant of $6,468. These restricted shares must be held for at least three years from the date of grant. These restricted shares must be held for at least three years from the date of grant Directors are reimbursed for expenses incurred in attending Board or committee meetings. Directors who are officers of CMS or Consumers do not receive retainers or meeting fees for service on the Board or as a member of any Board committee. Pursuant to the Directors' Deferred Compensation Plan, a director of CMS or Consumers who is not an officer may, at any time prior to a calendar year in which a retainer and fees are to be earned, or at any time during the year prior to the month in which a retainer and fees are earned, irrevocably elect to defer payment for that year, or a portion thereof, through written notice to CMS or Consumers, of all or half of any of the retainer and fees which would otherwise be paid to the director, to a time following the director's retirement from the Board of Directors. Any amount deferred will either (a) accrue interest at either the prime rate or the rate for 10-year Treasury Notes (whichever is greater), (b) be treated as if it were invested as an optional cash payment in CMS' Stock Purchase Plan, or (c) be treated as if it were invested in a Standard & Poor's 500 stock index fund. Accrued amounts will be distributed in a lump sum or in five or ten annual installments in cash. Outside directors who retire with five years of service on the Board will receive retirement payments equal to the retainer. These payments will continue for a period of time equal to their years of service on the Board. All benefits will cease at the death of the retired director. Outside directors are offered optional life insurance coverage, business-related travel accident insurance, and optional health care insurance, and CMS and Consumers pay the premiums associated with participation by directors. The imputed income for the life insurance coverage in 2003 was: Messrs. Duderstadt, $753: Holton, $2,715; Monahan, $726; Paquette, $2,553; Parfet, $663; Pierre, $726; Whipple, $2,553; Yasinsky, $744; and Ms. Flaherty, $399. The imputed income for health insurance coverage in 2003 was: Ms. Flaherty, $9,289.

EXECUTIVE COMPENSATION

      The following charts contain information concerning annual and long-term compensation and awards of stock options and restricted stock under CMS' Performance Incentive Stock Plan. The charts include the Chairman of the Board and Chief Executive Officer and the next four most highly compensated executive officers in 2003.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                 COMPENSATION(1)
                                                                     ---------------------------------------
                                                                                AWARDS              PAYOUTS
                                                ANNUAL               ---------------------------   ---------
                                             COMPENSATION              RESTRICTED     SECURITIES   LONG-TERM
                                      ---------------------------         STOCK       UNDERLYING   INCENTIVE      ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR       SALARY          BONUS         AWARDS(2)      OPTIONS     PAYOUTS(3)    COMPENSATION
----------------------------   ----   --------------   ----------    --------------   ----------   ----------   ---------------
Current Officers
KENNETH WHIPPLE ............   2003   $1,156,431(4a)   $       (5)   $1,015,000(4b)            0   $        0   $         [0]
Chairman and CEO, CMS          2002      639,060(4c)            0             0                0            0              0
and Consumers                  2001            0                0             0                0            0              0
DAVID W. JOOS ..............   2003      750,000               (5)      635,000(7)       100,000            0              0
President and COO,             2002      750,000                0       406,000(7)       165,000            0         15,000(6)
CMS and Consumers              2001      637,500                0             0          100,000       35,907         19,125(6)
S KINNIE SMITH, JR .........   2003      600,000               (5)      381,000(7)       100,000            0              0
Vice Chairman and General      2002      300,000                0       263,900(7)        65,000            0          3,000(6)
Counsel of CMS                 2001            0                0             0                0            0              0
THOMAS J. WEBB .............   2003      500,000               (5)      381,000(7)       100,000            0              0
Chief Financial Officer, CMS   2002      208,333                0       203,000(7)        50,000            0              0
and Consumers                  2001            0                0             0                0            0              0
THOMAS W. ELWARD ...........   2003      320,040               (5)      127,000(7)        76,000            0              0
President and COO              2002      320,040                0        81,200(7)        36,000            0          6,401(6)
CMS Enterprises                2001      270,000                0             0           14,000       13,453          8,100(6)

DAVID A. MIKELONIS .........   2003      355,000               (5)       76,200(7)        59,000
Senior Vice President and      2002      355,000                0        56,840(7)        28,000            0          7,100(6)
General Counsel, Consumers     2001      355,000                0             0           14,000       17,978         10,650(6)

Former Officer
WILLIAM J. HAENER ..........   2003      530,000               (5)            0                0            0
Executive Vice President,      2002      530,000                0       178,640(7)        82,500            0         10,600(6)
And COO - Natural Gas, CMS     2001      509,167                0             0           40,000       26,930         15,275(6)

      (1) Aggregate non-performance based restricted stock held as of December 31, 2003 by named officers was: Mr. Whipple, 900 shares, with a year-end market value of $7,668; Mr. Joos, 150,000 shares, with a year-end market value of $1,278,000; Mr. Smith, 92,500 shares, with a year-end market value of $788,100; Mr. Webb, 85,000 shares, with a year-end market value of $724,200; Mr. Elward, 30,000 shares, with a year-end market value of $255,600; Mr. Mikelonis, 19,000 shares, with a year-end market value of $161,880; and Mr. Haener, 22,318 shares, with year-end market value of $190,149. No dividends were paid on such restricted stock.

      (2) 2003 restricted stock awards granted August 22, 2003. These shares vest at a rate of 25% per year beginning August 22, 2005. The 2003 dollar values shown above are based on the August 22, 2003 grant date closing price of $6.35 per share.

      (3) Market value of CMS Common Stock paid under CMS' Performance Incentive Stock Plan for three-year performance periods.

      (4) (a) Mr. Whipple's 2003 salary consisted of $134,933 in cash compensation and $1,021,498 in deferred compensation in the form of phantom stock units payable in cash. The payout value of the deferred salary will be based on the future price of CMS Common Stock.

            (b) Mr. Whipple's 2003 restricted stock value consisted of 125,000 restricted phantom stock units awarded on October 31, 2003 and payable in cash upon vesting at a rate of 25% per year beginning September 1, 2005. The dollar value of this award upon vesting will be based upon the future price of CMS Common Stock. The 2003 dollar value shown is based on the grant date closing price of CMS Common Stock of $8.12 per share. These phantom stock units were awarded pursuant to the terms of Mr. Whipple's employment agreement in lieu of the restricted stock and options awarded to other officers under CMS' Performance Incentive Stock Plan. At December 31, 2003, these 125,000 phantom stock units had a market value of $1,065,000 at $8.52 per share.

            (c) Mr. Whipple's 2002 salary consisted of $2,125 in cash compensation and $636,935 in deferred compensation in the form of phantom stock units payable in cash. The payout value of the deferred salary will be based on the future price of CMS Common Stock.

      (5) The Organization and Compensation Committee of the Board has determined that 2003 bonuses will be paid. However as of March 12, 2003, the bonus awards have not been finalized or paid. The 2003 bonuses to be paid to Mr. Joos, Mr. Smith, Mr. Webb and Mr. Elward will be deferred and will be paid out in the first quarter of 2005 consistent with the anticipated payouts from the Salaried Employees' Merit Plan. The 2003 bonuses for Mr. Mikelonis and Mr. Haener will be paid out in the first quarter of 2004. Bonus information for 2003 will be provided later either in an amendment to this registration statement or upon effectiveness of this registration statement in the filing of a 424(b) PROSPECTUS.

      (6) Employer matching contribution to defined contribution plans. No employer matching contributions were made in 2003.

      (7) Mr. Joos, Mr. Smith, Mr. Webb, Mr. Elward, Mr. Mikelonis and Mr. Haener were awarded 50,000, 32,500, 25,000, 10,000, 7,000 and 22,000 restricted shares, respectively, in 2002 and 100,000, 60,000, 60,000, 20,000, 12,000 and
zero restricted shares, respectively in 2003.

            EMPLOYMENT ARRANGEMENTS

      Agreements with the executive officers named above provide for payments equal to three times annual cash compensation if there is a change of control and adverse change of responsibilities, as well as payments equal to two times annual cash compensation if employment is terminated by the company, other than for cause, in the absence of a change of control. CMS and Consumers also provide long-term disability insurance policies for all executive officers which would provide payment of up to 60% of compensation in the event of disability. CMS does not have a "poison pill" plan and is not considering the adoption of such a plan.

                              OPTION GRANTS IN 2003

                           NUMBER OF SECURITIES   PERCENTAGE OF TOTAL    EXERCISE                 GRANT DATE
                            UNDERLYING OPTIONS     OPTIONS GRANTED TO   PRICE PER    EXPIRATION    PRESENT
       NAME                       GRANTED          EMPLOYEES IN 2003      SHARE         DATE       VALUE(1)
---------------------      --------------------   -------------------   ----------   ----------   ----------
Kenneth Whipple ......                        0                                  0   $        0   $        0
David W. Joos ........                  100,000                   6.3         6.35      9-21-13      296,000
S Kinnie Smith, Jr ...                  100,000                   6.3         6.35      9-21-13      296,000
Thomas J. Webb .......                  100,000                   6.3         6.35      9-21-13      296,000
Thomas W. Elward .....                   76,000                   4.8         6.35      9-21-13      224,960
David A. Mikelonis ...                   59,000                   3.7         6.35      9-21-13      174,640
William J. Haener ....                        0                     0                                      0

(1) The present value is based on the Black-Scholes Model, a mathematical formula used to value options traded on securities exchanges. The model utilizes a number of assumptions, including the exercise price, the underlying CMS Common Stock's volatility using weekly closing prices for a four and one half year period prior to grant date, the dividend rate, the term of the option, and the level of interest rates equivalent to the yield of four-year Treasury Notes. However, the Model does not take into account a significant feature of options granted to employees under CMS' Plan, the non-transferability of options awarded. For those options above with an expiration date of 9-21-13 (granted 8-22-03), the volatility was 55.46%, the dividend rate at the time was $0.00 per quarter, and the interest rate was 3.02%.

         AGGREGATED OPTION EXERCISES IN 2003 AND YEAR-END OPTIONS VALUES

                                                        NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                          SHARES ACQUIRED    VALUE     UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS
       NAME                 ON EXERCISE     REALIZED     OPTIONS AT YEAR END      AT YEAR END(1)(2)
----------------------    ---------------   --------   ----------------------   --------------------
Kenneth Whipple ......                  0   $      0                        0   $                  0
David W. Joos ........                  0          0                  473,000                257,000
S Kinnie Smith, Jr ...                  0          0                  165,000                243,000
Thomas J. Webb .......                  0          0                  150,000                237,000
Thomas W. Elward .....                  0          0                  146,000                172,920
David A. Mikelonis ...                  0          0                  137,000                133,630
William J. Haener ....                  0          0                  224,500                 17,000

(1) All options listed in this table are exercisable. The named officers have no unexercisable options.

(2) Based on the December 31, 2003 closing price of CMS Common Stock as shown in the report of the NYSE Composite Transactions ( $8.52 ).

                               PENSION PLAN TABLE

      The following table shows the aggregate annual pension benefits at normal retirement date presented on a straight life annuity basis under CMS' qualified Pension Plan and non-qualified Supplemental Executive Retirement Plan (offset by a portion of Social Security benefits).

                                         YEARS OF SERVICE
                  --------------------------------------------------------------
  COMPENSATION         15           20           25           30           35
---------------
$ 500,000 .....   $  157,500   $  210,000   $  247,500   $  285,000   $  322,500
  800,000 .....      252,000      336,000      396,000      456,000      516,000
1,100,000 .....      346,500      462,000      544,500      627,000      709,500
1,400,000 .....      441,000      588,000      693,000      798,000      903,000
1,700,000 .....      535,500      714,000      891,500      969,000    1,096,500
2,000,000 .....      630,000      840,000      990,000    1,140,000    1,290,000

      "Compensation" in this table is the average of Salary plus Bonus, as shown in the Summary Compensation Table, for the five years of highest earnings. The estimated years of service for each named executive is: Mr. Whipple, 3.56 years; Mr. Joos, 32.33 years; Mr. Smith, 20.82 years; Mr. Webb, 2.99 years; Mr. Elward
35.00 years; Mr. Mikelonis, 35.00 years; and Mr. Haener, 20.00 years.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

    PLAN CATEGORY            NUMBER OF                WEIGHTED-AVERAGE           NUMBER OF SECURITIES
                           SECURITIES TO       EXERCISE PRICE OF OUTSTANDING      REMAINING AVAILABLE
                           BE ISSUED UPON       OPTIONS, WARRANTS AND RIGHTS      FOR FUTURE ISSUANCE
                          UPON EXERCISE OF                                     UNDER EQUITY COMPENSATION
                        OUTSTANDING OPTIONS,                                             PLANS
                        WARRANTS AND RIGHTS                                      (EXCLUDING SECURITIES
                                                                               REFLECTED IN COLUMN (A))
---------------------   --------------------   -----------------------------   -------------------------
                                (a)                         (b)                           (c)
 Equity compensation         5,821,576                     $21.27                      2,240,247
  plans approved by
  security holders
                        --------------------   -----------------------------   -------------------------
 Equity compensation                 0                          0                              0
plans not approved by
  security holders
                        --------------------   -----------------------------   -------------------------
        Total                5,821,576                     $21.27                      2,240,247
                        --------------------   -----------------------------   -------------------------

      The Performance Incentive Stock Plan reserves for award not more than five percent of Common Stock outstanding on January 1 of each year, less (i) the number of shares of restricted Common Stock awarded and (ii) Common Stock subject to options granted under the plan during the immediately preceding four calendar years. The number of shares of restricted Common Stock awarded under this plan cannot exceed 20 percent of the aggregate number of shares reserved for award. Any forfeitures of shares previously awarded will increase the number of shares available to be awarded under the plan. At December 31, 2003, awards of up to 2,240,247 shares of CMS Common Stock may be issued..

                    AFFILIATE RELATIONSHIPS AND TRANSACTIONS

      On May 1, 2002, Consumers sold its electric transmission system to Michigan Transmission Holdings, LLP, a non-affiliated limited partnership whose general partner is a subsidiary of Trans-Elect, Inc. A Trans-Elect, Inc. subsidiary provides interstate electric transmission service to Consumers pursuant to agreements entered into at the time of the sale. The rates and other terms of the service were approved by the Federal Energy Regulatory Commission prior to the sale and remain subject to the Commissions' jurisdiction. From May 15, 2002 until June 30, 2002, S. Kinnie Smith, Jr. served as Vice Chairman of Trans-Elect, Inc. Mr. Smith served as a director of Trans-Elect, Inc. since its organization in 1998. Mr. Smith resigned as Vice Chairman and director of Trans-Elect, Inc. upon becoming Vice Chairman, General Counsel, and a director of CMS. Mr. Smith owns 20,000 shares of Convertible Preferred A Stock of Trans-Elect, Inc., or approximately 10% of the outstanding voting securities of Trans-Elect, Inc. Mr. Smith also has an option to acquire an additional 250 shares of this security.

      The Consumers electric transmission system was sold in a competitive bidding process to Trans-Elect, Inc's subsidiary for approximately $290 million in cash. Consumers did not provide any financial or credit support for the sale to Trans-Elect, Inc. As a result of the sale, Consumers experienced an after-tax earnings increase of approximately $17 million in 2002 due to the recognition of a $26 million gain on the sale. During the calendar year 2003, Consumers paid a total of $74 million to Trans-Elect, Inc's subsidiary for electric transmission services.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENSES

DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES

      The following summary describes the principal United States federal income tax consequences to holders who exchange old notes for new notes pursuant to the Exchange Offer. This summary is intended to address the beneficial owners of old notes that are citizens or residents of the United States, corporations, partnerships or other entities created or organized in or under the laws of the United States or any State or the District of Columbia, or estates or trusts that are not foreign estates or trusts for United States federal income tax purposes, in each case, that hold the old notes as capital assets.

      The exchange of old notes for new notes pursuant to the Exchange Offer will not constitute a taxable exchange for United States federal income tax purposes. As a result, a holder of an old note whose old note is accepted in the Exchange Offer will not recognize gain or loss on the exchange. A tendering holder's tax basis in the new notes received pursuant to the Exchange Offer will be the same as such holder's tax basis in the old notes surrendered therefor. A tendering holder's holding period for the new notes received pursuant to the Exchange Offer-will include its holding period for the old notes surrendered therefor.

      ALL HOLDERS OF OLD NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES, AND OF THE OWNERSHIP AND DISPOSITION OF NEW NOTES RECEIVED IN THE EXCHANGE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NEW NOTES

      The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the old notes or the new notes by a United States Holder (as defined below). This summary deals only with the United States Holders that will hold the old notes or the new notes as capital assets. The discussion does not cover-all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the old notes or the new notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the old notes or the new notes as part of straddles, hedging transactions or conversion transactions for federal tax purposes or investors whose functional currency is not United States Dollars). Furthermore, the discussion below is based on provisions of the Internal Revenue Code of 1986, as amended (the "CODE"), and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

      PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR INTERNATIONAL TAXING JURISDICTION.

      As used herein, the term "UNITED STATES HOLDER" means a beneficial owner of the old notes or the new notes that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or any State thereof,
(iii) a person or entity that is otherwise subject to United States federal income tax on a net income basis in respect of income derived from the old notes or the new notes, or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph.

INTEREST

      Interest paid on an old note or a new note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

PURCHASE, SALE, EXCHANGE, RETIREMENT AND REDEMPTION OF THE NEW NOTES

      In general (with certain exceptions described below) a United States Holder's tax basis in a new note will equal the price paid for the old notes for which such new note was exchanged pursuant to the Exchange Offer. A United States Holder generally will recognize gain or loss on the sale, exchange, retirement, redemption or other disposition of an old note or a new note (or portion thereof) equal to the difference between the amount realized on such disposition and the United States Holder's tax basis in the old note or the new note (or portion thereof). Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on such disposition of an old note or a new note will be capital gain or loss. Such capital gain or loss will generally be long-term capital gain or loss if the United States Holder held such note (including in the holding period of the new note, the period during which the United Stated Holder held the old notes surrendered for it) for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003 and before January 1, 2009. The deductibility of capital losses is subject to limitations.

NOTE PREMIUM

      If a United States Holder acquires a new note or has acquired an old note, in each case, for an amount more than its redemption price, the Unites States Holder may elect to amortize such note premium on a yield to maturity basis. Once made, such an election applies to all notes (other than notes the interest on which is excludable from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the

United States Holder, unless the IRS consents to a revocation of the election. The basis of a new note will be reduced by any amortizable note premium taken as a deduction.

MARKET DISCOUNT

      The purchase of a new note or the purchase of an old note other than at original issue may be affected by the market discount provisions of the Code. These rules generally provide that, if a United States Holder purchases a new note (or purchased an old note) at a "market discount," as defined below, and thereafter recognizes gain upon a disposition of the new note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that has accrued ("ACCRUED MARKET DISCOUNT") while the new note (and its predecessor old note, if any) was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than as capital gain. For a new note or an old note, "MARKET DISCOUNT" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the new note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method. Such an election applies only to the new note with respect to which it is made and is irrevocable.

      In lieu of including the accrued market discount income at the time of disposition, a United States Holder of a new note acquired at a market discount (or acquired in exchange for an old note acquired at a market discount) may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the Internal Revenue Service consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of a new note (or, where applicable, a predecessor old note) in the hands of the United States Holder will be increased by the accrued market discount thereon as it is includible in income. A United States Holder of a market discount new note who does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such new note, if any, in an amount not exceeding the accrued market discount on such new note until the maturity or disposition of such new note.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      Payments of interest and principal on, and the proceeds of sale or other disposition of the old notes or the new notes payable to a United States Holder, may be subject to information reporting requirements and backup withholding at the applicable statutory rate will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives new notes for its own account pursuant the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connections with resales of the new notes received in exchange for the old notes where such old notes were acquired as a result of market-making activities or other trading activities. CMS has agreed that, starting on the Expiration Date and ending on the close of business on the first anniversary of the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      CMS will not receive any proceeds from any sale of the new notes by broker-dealers. The new notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the counter market, in negotiated transaction, through the writing of options on the new notes or a combination of such methods of resale, at market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "UNDERWRITER" within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "UNDERWRITER" within the meaning of the Securities Act.

      For a period of one year after the Expiration Date, CMS will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. CMS has agreed to pay all expenses incident to the Exchange Offer and will indemnify the holders of the new notes against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL OPINION

      Robert C. Shrosbree, Assistant General Counsel for CMS Energy Corporation, will render opinions as to the legality of the new notes for CMS.

                                     EXPERTS

      The consolidated financial statements and schedule of CMS at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which are based in part on the reports of Price Waterhouse for Jorf Lasfar and PricewaterhouseCoopers LLP for 2003 and 2002 and Arthur Andersen LLP (who have ceased operations) for 2001 for the MCV Partnership, independent auditors. The consolidated financial statements and schedule referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      The financial statements of Jorf Lasfar as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of the MCV Partnership as of and for the years ended December 31, 2003 and 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The audited consolidated financial statements of the MCV Partnership for the year ended December 31, 2001, included in this prospectus, have been audited by Arthur Andersen LLP, independent accountants. Arthur Andersen LLP has not consented to the inclusion of their report on the financial statements of the MCV Partnership for the year ended December 31, 2001 in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

                                    GLOSSARY

      Certain terms used in the text of "Our Business, the 10-K MD&A and the December 31, 2003 Financial Statements are defined below.

ABATE.....................................    Association of Businesses Advocating Tariff Equity
Accumulated Benefit Obligation............    The liabilities of a pension plan based on service and
                                              pay to date. This differs from the Projected Benefit
                                              Obligation that is typically disclosed in that it does
                                              not reflect expected future salary increases.
AEP.......................................    American Electric Power, a non-affiliated company
AFUDC.....................................    Allowance for Funds Used During Construction
ALJ.......................................    Administrative Law Judge
Alliance RTO..............................    Alliance Regional Transmission Organization
AMT.......................................    Alternative minimum tax
APB.......................................    Accounting Principles Board
APB Opinion No. 18........................    APB Opinion No. 18, "The Equity Method of Accounting for
                                              Investments in Common Stock"
APB Opinion No. 30........................    APB Opinion No. 30, "Reporting Results of Operations --
                                              Reporting the Effects of Disposal of a Segment of a
                                              Business"
APT.......................................    Australian Pipeline Trust
ARO.......................................    Asset retirement obligation
Articles..................................    Articles of Incorporation
Attorney General..........................    Michigan Attorney General
bcf.......................................    Billion cubic feet
Big Rock..................................    Big Rock Point nuclear power plant, owned by Consumers
Board of Directors........................    Board of Directors of CMS Energy
Bookouts..................................    Unplanned netting of transactions from multiple
                                              contracts
Brownfield credit.........................    Provides for a tax incentive for the redevelopment or
                                              improvement of a facility (contaminated property), or
                                              functionally obsolete or blighted property, provided
                                              that certain conditions are met.
Btu.......................................    British thermal unit
Centennial................................    Centennial Pipeline, LLC, in which Panhandle, formerly a
                                              wholly owned subsidiary of CMS Gas Transmission, owned a
                                              one-third interest
CEO.......................................    Chief Executive Officer
CFO.......................................    Chief Financial Officer
CFTC......................................    Commodity Futures Trading Commission
Clean Air Act.............................    Federal Clean Air Act, as amended
CMS Electric and Gas......................    CMS Electric and Gas Company, a subsidiary of
                                              Enterprises
CMS Energy................................    CMS Energy Corporation, the parent of Consumers and
                                              Enterprises
CMS Energy Common Stock or common stock...    Common stock of CMS Energy, par value $.01 per share
CMS ERM...................................    CMS Energy Resource Management Company, formerly CMS
                                              MST, a subsidiary of Enterprises
CMS Field Services........................    CMS Field Services, formerly a wholly owned subsidiary
                                              of CMS Gas Transmission. The sale of this subsidiary
                                              closed in July 2003.
CMS Gas Transmission......................    CMS Gas Transmission Company, a subsidiary of
                                              Enterprises
CMS Generation............................    CMS Generation Co., a subsidiary of Enterprises
CMS Holdings..............................    CMS Midland Holdings Company, a subsidiary of Consumers
CMS Land..................................    CMS Land Company, a subsidiary of Enterprises
CMS Midland...............................    CMS Midland Inc., a subsidiary of Consumers

CMS MST...................................    CMS Marketing, Services and Trading Company, a wholly
                                              owned subsidiary of Enterprises, whose name was changed
                                              to CMS ERM effective January 2004
CMS Oil and Gas...........................    CMS Oil and Gas Company, formerly a subsidiary of
                                              Enterprises
CMS Pipeline Assets.......................    CMS Enterprises pipeline assets in Michigan and
                                              Australia
CMS Viron.................................    CMS Viron Energy Services, formerly a wholly owned
                                              subsidiary of CMS MST. The sale of this subsidiary
                                              closed in June 2003.
Common Stock..............................    All classes of Common Stock of CMS Energy and each of
                                              its subsidiaries, or any of them individually, at the
                                              time of an award or grant under the Performance
                                              Incentive Stock Plan
Consumers.................................    Consumers Energy Company, a subsidiary of CMS Energy
Consumers Funding.........................    Consumers Funding LLC, a wholly-owned special purpose
                                              subsidiary of Consumers for the issuance of
                                              securitization bonds dated November 8, 2001
Consumers Receivables Funding II..........    Consumers Receivables Funding II LLC, a wholly-owned
                                              subsidiary of Consumers
Court of Appeals..........................    Michigan Court of Appeals
CPEE......................................    Companhia Paulista de Energia Eletrica, a subsidiary of
                                              Enterprises
Customer Choice Act.......................    Customer Choice and Electricity Reliability Act, a
                                              Michigan statute enacted in June 2000 that allows all
                                              retail customers choice of alternative electric
                                              suppliers as of January 1, 2002, provides for full
                                              recovery of net stranded costs and implementation costs,
                                              establishes a five percent reduction in residential
                                              rates, establishes rate freeze and rate cap, and allows
                                              for Securitization
Detroit Edison............................    The Detroit Edison Company, a non-affiliated company
DIG.......................................    Dearborn Industrial Generation, LLC, a wholly owned
                                              subsidiary of CMS Generation
DOE.......................................    U.S. Department of Energy
DOJ.......................................    U.S. Department of Justice
Dow.......................................    The Dow Chemical Company, a non-affiliated company
EISP......................................    Executive Incentive Separation Plan
EITF......................................    Emerging Issues Task Force
EITF Issue No. 02-03......................    Issues Involved in Accounting for Derivative Contracts
                                              Held for Trading Purposes and Contracts Involved in
                                              Energy Trading and Risk Management Activities
EITF Issue No. 97-04......................    Deregulation of the Pricing of Electricity -- Issues
                                              Related to the Application of FASB Statements No. 71 and
                                              101
El Chocon.................................    The 1,200 MW hydro power plant located in Argentina, in
                                              which CMS Generation holds a 17.23 percent ownership
                                              interest
Enterprises...............................    CMS Enterprises Company, a subsidiary of CMS Energy
EPA.......................................    U.S. Environmental Protection Agency
EPS.......................................    Earnings per share
ERISA.....................................    Employee Retirement Income Security Act
Ernst & Young.............................    Ernst & Young LLP
Exchange Act..............................    Securities Exchange Act of 1934, as amended
FASB......................................    Financial Accounting Standards Board
FERC......................................    Federal Energy Regulatory Commission
FMB.......................................    First Mortgage Bonds
FMLP......................................    First Midland Limited Partnership, a partnership that
                                              holds a lessor interest in the MCV facility
GCR.......................................    Gas cost recovery

Guardian..................................    Guardian Pipeline, LLC, in which CMS Gas Transmission
                                              owned a one-third interest
Health Care Plan..........................    The medical, dental, and prescription drug programs
                                              offered to eligible employees of Consumers and CMS
                                              Energy
HL Power..................................    H.L. Power Company, a California Limited Partnership,
                                              owner of the Honey Lake generation project in Wendel,
                                              California
Integrum..................................    Integrum Energy Ventures, LLC
IPP.......................................    Independent Power Production
ITC.......................................    Investment tax credit
JOATT.....................................    Joint Open Access Transmission Tariff
Jorf Lasfar...............................    The 1,356 MW coal-fueled power plant in Morocco, jointly
                                              owned by CMS Generation and ABB Energy Ventures, Inc.
kWh.......................................    Kilowatt-hour
LIBOR.....................................    London Inter-Bank Offered Rate
Loy Yang..................................    The 2,000 MW brown coal fueled Loy Yang A power plant
                                              and an associated coal mine in Victoria, Australia, in
                                              which CMS Generation holds a 50 percent ownership
                                              interest
LNG.......................................    Liquefied natural gas
Ludington.................................    Ludington pumped storage plant, jointly owned by
                                              Consumers and Detroit Edison
MAPL......................................    Marathon Ashland Petroleum, LLC, partner in Centennial
Marysville................................    CMS Marysville Gas Liquids Company, a Michigan
                                              corporation and a subsidiary of CMS Gas Transmission
                                              that held a 100 percent interest in Marysville
                                              Fractionation Partnership and a 51 percent interest in
                                              St. Clair Underground Storage Partnership
mcf.......................................    Thousand cubic feet
MCV Expansion, LLC........................    An agreement entered into with General Electric Company
                                              to expand the MCV Facility
MCV Facility..............................    A natural gas-fueled, combined-cycle cogeneration
                                              facility operated by the MCV Partnership
MCV Partnership...........................    Midland Cogeneration Venture Limited Partnership in
                                              which Consumers has a 49 percent interest through CMS
                                              Midland
MD&A......................................    Management's Discussion and Analysis
METC......................................    Michigan Electric Transmission Company, formerly a
                                              subsidiary of Consumers Energy and now an indirect
                                              subsidiary of Trans-Elect
Michigan Gas Storage......................    Michigan Gas Storage Company, a former subsidiary of
                                              Consumers that merged into Consumers in November 2002
Michigan Power............................    CMS Generation Michigan Power, LLC, owner of the
                                              Kalamazoo River Generating Station and the Livingston
                                              Generating Station
MISO......................................    Midwest Independent System Operator
Moody's...................................    Moody's Investors Service, Inc.
MPSC......................................    Michigan Public Service Commission
MSBT......................................    Michigan Single Business Tax
MTH.......................................    Michigan Transco Holdings, Limited Partnership
MW........................................    Megawatts
NEIL......................................    Nuclear Electric Insurance Limited, an industry mutual
                                              insurance company owned by member utility companies
NMC.......................................    Nuclear Management Company, LLC, formed in 1999 by
                                              Northern States Power Company (now Xcel Energy Inc.),
                                              Alliant Energy, Wisconsin Electric Power Company, and
                                              Wisconsin Public Service Company to operate and manage
                                              nuclear generating facilities owned by the four
                                              utilities

NERC......................................  North American Electric Reliability Council
NRC.......................................  Nuclear Regulatory Commission
NYMEX.....................................  New York Mercantile Exchange
OATT......................................  Open Access Transmission Tariff
OPEB......................................  Postretirement benefit plans other than pensions for retired employees
Palisades.................................  Palisades nuclear power plant, which is owned by Consumers
Panhandle Eastern Pipe Line or
  Panhandle...............................  Panhandle Eastern Pipe Line Company, including its subsidiaries
                                            Trunkline, Pan Gas Storage, Panhandle Storage, and Panhandle
                                            Holdings. Panhandle was a wholly owned subsidiary of CMS Gas
                                            Transmission. The sale of this subsidiary closed in June 2003.
Parmelia..................................  A business located in Australia comprised of a pipeline, processing facilities, and a gas storage facility, a subsidiary of CMS Gas
                                            Transmission
PCB.......................................  Polychlorinated biphenyl
Pension Plan..............................  The trusteed, non-contributory, defined benefit pension plan of
                                            Panhandle, Consumers and CMS Energy
Powder River..............................  CMS Oil & Gas previously owned a significant interest in coalbed methane fields or projects developed within the Powder River Basin which spans the border between Wyoming and Montana. The Powder River properties have been sold.
PPA.......................................  The Power Purchase Agreement between Consumers and the MCV
                                            Partnership with a 35-year term commencing in March 1990
Price Anderson Act........................  Price Anderson Act, enacted in 1957 as an amendment to the Atomic
                                            Energy Act of 1954, as revised and extended over the years. This act stipulates between nuclear licensees and the U.S. government the insurance, financial responsibility, and legal liability for nuclear accidents.
PSCR......................................  Power supply cost recovery
PUHCA.....................................  Public Utility Holding Company Act of 1935
PURPA.....................................  Public Utility Regulatory Policies Act of 1978
ROA.......................................  Retail Open Access
SCP.......................................  Southern Cross Pipeline in Australia, in which CMS Gas Transmission holds a 45 percent ownership interest
SEC.......................................  U.S. Securities and Exchange Commission
Securitization............................  A financing method authorized by statute and approved by the MPSC which allows a utility to sell its right to receive a portion of the rate payments received from its customers for the repayment of
                                            Securitization bonds issued by a special purpose entity affiliated with such utility
SENECA....................................  Sistema Electrico del Estado Nueva Esparta, C.A., a subsidiary of
                                            Enterprises
SERP......................................  Supplemental Executive Retirement Plan
SFAS......................................  Statement of Financial Accounting Standards
SFAS No. 5................................  SFAS No. 5, "Accounting for Contingencies"
SFAS No. 52...............................  SFAS No. 52, "Foreign Currency Translation"
SFAS No. 71...............................  SFAS No. 71, "Accounting for the Effects of Certain Types of
                                            Regulation"
SFAS No. 87...............................  SFAS No. 87, "Employers' Accounting for Pensions"

SFAS No. 88...............................  SFAS No. 88, "Employers' Accounting for Settlements and Curtailments
                                            of Defined Benefit Pension Plans and for Termination Benefits"
SFAS No. 106..............................  SFAS No. 106, "Employers' Accounting for Postretirement Benefits
                                            Other Than Pensions"
SFAS No. 109..............................  SFAS No. 109, "Accounting for Income Taxes"
SFAS No. 115..............................  SFAS No. 115, "Accounting for Certain Investments in Debt and Equity
                                            Securities"
SFAS No. 123..............................  SFAS No. 123, "Accounting for Stock-Based Compensation"
SFAS No. 133..............................  SFAS No. 133, "Accounting for Derivative Instruments and Hedging
                                            Activities, as amended and interpreted"
SFAS No. 143..............................  SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS No. 144..............................  SFAS No. 144, "Accounting for the Impairment or Disposal of
                                            Long-Lived Assets"
SFAS No. 148..............................  SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition
                                            and Disclosure"
SFAS No. 149..............................  SFAS No. 149, "Amendment of Statement No. 133 on Derivative
                                            Instruments and Hedging Activities"
SFAS No. 150..............................  SFAS No. 150, "Accounting for Certain Financial Instruments with
                                            Characteristics of Both Liabilities and Equity"
Southern Union............................  Southern Union Company, a non-affiliated company
Special Committee.........................  A special committee of independent directors, established by CMS
                                            Energy's Board of Directors, to investigate matters surrounding round-trip trading
Stranded Costs............................  Costs incurred by utilities in order to serve their customers in a regulated monopoly environment, which may not be recoverable in a competitive environment because of customers leaving their systems and ceasing to pay for their costs. These costs could include owned and purchased generation and regulatory assets.
Superfund.................................  Comprehensive Environmental Response, Compensation and Liability Act
Taweelah..................................  Al Taweelah A2, a power and desalination plant of Emirates CMS Power
                                            Company, in which CMS Generation holds a forty percent interest
TEPPCO....................................  Texas Eastern Products Pipeline Company, LLC
Toledo Power..............................  Toledo Power Company, the 135 MW coal and fuel oil power plant located on Cebu Island, Phillipines, in which CMS Generation held a
                                            47.5 percent interest.
Transition Costs..........................  Stranded Costs, as defined, plus the costs incurred in the transition to competition
Trunkline.................................  Trunkline Gas Company, LLC, formerly a subsidiary of CMS Panhandle
                                            Holdings, LLC
Trunkline LNG.............................  Trunkline LNG Company, LLC, formerly a subsidiary of LNG Holdings,
                                            LLC
Trust Preferred Securities................  Securities representing an undivided beneficial interest in the assets of statutory business trusts, the interests of which have a preference with respect to certain trust distributions over the interests of either CMS Energy or Consumers, as applicable, as owner of the common beneficial interests of the trusts
Union.....................................  Utility Workers of America, AFL-CIO
VEBA Trusts...............................  VEBA (voluntary employees' beneficiary association) Trusts accounts established to specifically set aside employer contributed assets to pay for future expenses of the OPEB plan

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 FINANCIAL STATEMENTS

Selected Financial Information.........................................................   F-1
Consolidated Statements of Income......................................................   F-3
Consolidated Statements of Cash Flows..................................................   F-5
Consolidated Balance Sheets............................................................   F-7
Consolidated Statements of Common Stockholder's Equity.................................   F-9
Notes to Consolidated Financial Statements.............................................   F-11
Reports of Independent Auditors........................................................   F-87
Quarterly Financial Information (Found in Note 19 of Notes to Consolidated
  Financial Statements)

JORF LASFAR ENERGY COMPANY DECEMBER 31, 2003 FINANCIAL STATEMENTS

Report of Independent Auditors.........................................................   F-92
Balance Sheets.........................................................................   F-93
Statement of Income....................................................................   F-94
Statement of Stockholders' Equity......................................................   F-95
Statement of Cash Flows................................................................   F-96
Notes to U.S. GAAP Financial Statements................................................   F-97

MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP DECEMBER 31, 2003 FINANCIAL STATEMENTS

Report of Independent Public Auditors - PricewaterhouseCoopers LLP.....................   F-120
Report of Independent Public Accountants - Arthur Andersen, LLP........................   F-121
Consolidated Balance Sheets............................................................   F-122
Consolidated Statements of Operations..................................................   F-123
Consolidated Statements of Partners' Equity............................................   F-124
Consolidated Statements of Cash Flows..................................................   F-125
Notes to Consolidated Financial Statements.............................................   F-126


Pursuant to Regulation S-X, Rule 3-09, the financial statements for the fiscal year ended December 31, 2001, 2002, 2003 for Emirates CMS Power Company which is a foreign business will be filed by CMS Energy by June 30, 2004. Also pursuant to Regulation S-X, Rule 3-09, the financial statements for the fiscal years ended June 30, 2002, 2003 and 2004 for SCP Investments (1) PTY. LTD. which is a foreign business will be filed by CMS Energy by December 31, 2004.

                               [CMS ENERGY LOGO]

                           2003 FINANCIAL STATEMENTS

                             CMS ENERGY CORPORATION
                         SELECTED FINANCIAL INFORMATION

                                                                       CMS ENERGY CORPORATION
                                            -----------------------------------------------------------------------------
                                                                     RESTATED    RESTATED        RESTATED
                                                           2003      2002(E)     2001(E)         2000(E)           1999
                                                           ----      --------    --------        --------          ----
Operating revenue (in millions).........       ($)          5,513      8,673       8,006           6,623           5,114
Earnings from equity method investees
  (in millions).........................       ($)            164         92         172             213             136
Income (loss) from continuing operations
  (in millions).........................       ($)            (43)      (394)       (327)            (85)            191
Cumulative effect of change in
  accounting (in millions)..............       ($)            (24)        18          (4)             --              --
Consolidated net income (loss) (in
  millions).............................       ($)            (44)      (650)       (459)              5             277
Average common shares outstanding (in
  thousands)............................                  150,434    139,047     130,758         113,128         110,140
Income (loss) from continuing operations
  per average common share
  CMS Energy -- Basic...................       ($)          (0.30)     (2.84)      (2.50)          (0.76)           1.66(a)
             -- Diluted.................       ($)          (0.30)     (2.84)      (2.50)          (0.76)           1.66(a)
  Class G    -- Basic and Diluted.......       ($)             --         --          --              --            4.21(a)
Cumulative effect of change in
  accounting per average common share
  CMS Energy -- Basic...................       ($)          (0.16)      0.13       (0.03)             --              --(a)
             -- Diluted.................       ($)          (0.16)      0.13       (0.03)             --              --(a)
Net income (loss) per average common
  share
  CMS Energy -- Basic...................       ($)          (0.30)     (4.68)      (3.51)           0.04            2.18(a)
             -- Diluted.................       ($)          (0.30)     (4.68)      (3.51)           0.04            2.17(a)
  Class G    -- Basic and Diluted.......       ($)             --         --          --              --            4.21(a)
Cash from (used in) operations (in
  millions).............................       ($)           (251)       614         372             600             917
Capital expenditures, excluding
  acquisitions, capital lease additions
  and DSM (in millions).................       ($)            535        747       1,239           1,032           1,124
Total assets (in millions)(f)...........       ($)         13,838     14,781      17,633          17,801          16,336
Long-term debt, excluding current
  maturities (in millions)..............       ($)          6,020      5,357       5,842           6,052           6,428
Long-term debt, related parties (in
  millions)(b)..........................       ($)            684         --          --              --              --
Non-current portion of capital leases
  (in millions).........................       ($)             58        116          71              49              88
Total preferred stock (in millions).....       ($)            305         44          44              44              44
Total Trust Preferred Securities (in
  millions).............................       ($)             --(b)     883       1,214           1,088           1,119
Cash dividends declared per common share
  CMS Energy............................       ($)             --       1.09        1.46            1.46            1.39
  Class G...............................       ($)             --         --          --              --            0.99
Market price of common stock at year-end
  CMS Energy............................       ($)           8.52       9.44       24.03           31.69           31.19
  Class G...............................       ($)             --         --          --              --           24.56(c)
Book value per common share at year-end
  CMS Energy............................       ($)           9.84       7.48       14.98           19.62           21.17
Number of employees at year-end
  (full-time equivalents)...............                    8,411     10,477      11,510          11,652          11,462

                                                                       CMS ENERGY CORPORATION
                                            -----------------------------------------------------------------------------
                                                                     RESTATED    RESTATED        RESTATED
                                                           2003      2002(E)     2001(E)         2000(E)           1999
                                                           ----      --------    --------        --------          ----
ELECTRIC UTILITY STATISTICS
  Sales (billions of kWh)...............                     38.8       39.3        39.6            41.0            41.0
  Customers (in thousands)..............                    1,754      1,734       1,712           1,691           1,665
  Average sales rate per kWh............      cents          6.91       6.88        6.65            6.56            6.54
GAS UTILITY STATISTICS
  Sales and transportation deliveries
     (bcf)..............................                      380        376         367             410             389
  Customers (in thousands)(d)...........                    1,671      1,652       1,630           1,611           1,584
  Average sales rate per mcf............       ($)           6.72       5.67        5.34            4.39            4.52

-------------------------
(a) 1999 earnings per average common share includes allocation of the premium on redemption of Class G Common Stock of $(0.26) per CMS Energy basic share, $(0.25) per CMS Energy diluted share and $3.31 per Class G basic and diluted share.

(b) Effective December 31, 2003, Trust Preferred Securities are classified on the balance sheet as Long term debt -- related parties.

(c)  Reflects closing price at the October 25, 1999 exchange date.

(d)  Excludes off-system transportation customers.

(e)  For additional details, see Note 18, Restatement and Reclassification.

(f) For additional details on the reclassification of non-legal cost-of-removal, see Note 16, Asset Retirement Obligations,
     "Reclassification of Non-Legal Cost of Removal." Following is the amount of cost of removal reclassified from accumulated depreciation to a regulatory liability by year: $983 million in 2003; $907 million in 2002; $870 million in 2001; $896 million in 2000; and $874 million in 1999.

                             CMS ENERGY CORPORATION

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                           RESTATED    RESTATED
                                                                 2003        2002        2001
                                                                 ----      --------    --------
                                                                          IN MILLIONS
OPERATING REVENUE...........................................    $ 5,513    $ 8,673     $ 8,006
EARNINGS FROM EQUITY METHOD INVESTEES.......................        164         92         172
OPERATING EXPENSES
  Fuel for electric generation..............................        256        341         297
  Purchased and interchange power...........................        689      2,677       1,834
  Purchased power -- related parties........................        455        564         555
  Cost of gas sold..........................................      1,791      2,745       3,233
  Other operating expenses..................................        951        915         932
  Maintenance...............................................        226        212         225
  Depreciation, depletion and amortization..................        428        412         408
  General taxes.............................................        191        222         220
  Asset impairment charges..................................         95        602         323
                                                                -------    -------     -------
                                                                  5,082      8,690       8,027
                                                                -------    -------     -------
OPERATING INCOME (LOSS).....................................        595         75         151
OTHER INCOME (DEDUCTIONS)
  Accretion expense.........................................        (29)       (31)        (37)
  Gain (loss) on asset sales, net...........................         (3)        37          (2)
  Interest and dividends....................................         28         15          23
  Other, net................................................         18        (21)          3
                                                                -------    -------     -------
                                                                     14         --         (13)
                                                                -------    -------     -------
FIXED CHARGES
  Interest on long-term debt................................        473        404         420
  Interest on long-term debt -- related parties.............         58         --          --
  Other interest............................................         59         32          83
  Capitalized interest......................................         (9)       (16)        (35)
  Preferred dividends.......................................          3          2           2
  Preferred securities distributions........................         10         86          96
                                                                -------    -------     -------
                                                                    594        508         566
                                                                -------    -------     -------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS....         15       (433)       (428)
INCOME TAX EXPENSE (BENEFIT)................................         58        (41)        (94)
MINORITY INTERESTS..........................................         --          2          (7)
                                                                -------    -------     -------
LOSS FROM CONTINUING OPERATIONS.............................        (43)      (394)       (327)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF $50 TAX
  EXPENSE IN 2003, $118 TAX BENEFIT IN 2002 AND $92 TAX
  EXPENSE IN 2001...........................................         23       (274)       (128)
                                                                -------    -------     -------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.................................................        (20)      (668)       (455)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING, NET OF $13 TAX
  BENEFIT IN 2003, $10 TAX EXPENSE IN 2002 AND $-- IN 2001
  DERIVATIVES (NOTE 7 AND NOTE 15)..........................        (23)        18          (4)
  ASSET RETIREMENT OBLIGATION, SFAS NO. 143 (NOTE 16).......         (1)        --          --
                                                                -------    -------     -------
                                                                    (24)        18          (4)
                                                                -------    -------     -------
NET LOSS....................................................    $   (44)   $  (650)    $  (459)
                                                                =======    =======     =======

                                                                   YEARS ENDED DECEMBER 31
                                                                ------------------------------
                                                                          RESTATED    RESTATED
                                                                 2003       2002        2001
                                                                 ----     --------    --------
                                                                         IN MILLIONS,
                                                                   EXCEPT PER SHARE AMOUNTS
CMS ENERGY
  NET LOSS
     Net Loss Available to Common Stock.....................    $  (44)    $ (650)     $ (459)
                                                                ======     ======      ======
  BASIC LOSS PER AVERAGE COMMON SHARE
     Loss from Continuing Operations........................    $(0.30)    $(2.84)     $(2.50)
     Income (Loss) from Discontinued Operations.............      0.16      (1.97)      (0.98)
     Income (Loss) from Changes in Accounting...............     (0.16)      0.13       (0.03)
                                                                ------     ------      ------
     Net Loss Attributable to Common Stock..................    $(0.30)    $(4.68)     $(3.51)
                                                                ======     ======      ======
  DILUTED LOSS PER AVERAGE COMMON SHARE
     Loss from Continuing Operations........................    $(0.30)    $(2.84)     $(2.50)
     Income (Loss) from Discontinued Operations.............      0.16      (1.97)      (0.98)
     Income (Loss) from Changes in Accounting...............     (0.16)      0.13       (0.03)
                                                                ------     ------      ------
     Net Loss Attributable to Common Stock..................    $(0.30)    $(4.68)     $(3.51)
                                                                ======     ======      ======
  DIVIDENDS DECLARED PER COMMON SHARE.......................    $   --     $ 1.09      $ 1.46
                                                                ------     ------      ------

        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                           RESTATED    RESTATED
                                                                 2003        2002        2001
                                                                 ----      --------    --------
                                                                          IN MILLIONS
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................    $   (44)   $  (650)    $  (459)
     Adjustments to reconcile net loss to net cash provided
      by operating activities
       Depreciation, depletion and amortization (includes
        nuclear decommissioning of $6, $6, and $6,
        respectively).......................................        428        412         408
       Depreciation and amortization of discontinued
        operations..........................................         34         73         186
       Loss (gain) on disposal of discontinued operations
        (Note 2)............................................         46        237          (8)
       Asset writedowns (Note 2)............................         95        602         323
       Capital lease and debt discount amortization.........         25         18          11
       Accretion expense....................................         29         31          37
       Bad debt expense.....................................         28         22          22
       Distributions from related parties in excess of (less
        than) earnings......................................        (41)       (39)         68
       Loss (gain) on sale of assets........................          3        (37)          2
       Cumulative effect of accounting changes..............         24        (18)          4
       Pension contribution.................................       (560)       (64)        (65)
       Changes in assets and liabilities:
          Decrease in accounts receivable and accrued
             revenue........................................        200         99         337
          Decrease (increase) in inventories................       (288)       140        (339)
          Decrease in accounts payable and accrued
             expenses.......................................       (280)       (48)       (388)
          Deferred income taxes and investment tax credit...        242       (398)        228
          Changes in other assets and liabilities...........       (192)       234           5
                                                                -------    -------     -------
       Net cash provided by (used in) operating
        activities..........................................       (251)       614         372
                                                                -------    -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under capital
     lease).................................................       (535)      (747)     (1,239)
  Investments in partnerships and unconsolidated
     subsidiaries...........................................         --        (55)       (111)
  Cost to retire property...................................        (72)       (66)       (118)
  Restricted cash...........................................       (163)       (34)         (4)
  Investments in Electric Restructuring Implementation
     Plan...................................................         (8)        (8)        (13)
  Investments in nuclear decommissioning trust funds........         (6)        (6)         (6)
  Proceeds from nuclear decommissioning trust funds.........         34         30          29
  Proceeds from sale of assets..............................        939      1,659         134
  Other investing...........................................         14         56         (21)
                                                                -------    -------     -------
       Net cash provided by (used in) investing
        activities..........................................        203        829      (1,349)
                                                                -------    -------     -------

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                           RESTATED    RESTATED
                                                                 2003        2002        2001
                                                                 ----      --------    --------
                                                                          IN MILLIONS
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes, bonds and other long-term debt.......      2,080        725       2,021
  Proceeds from trust preferred securities..................         --         --         125
  Issuance of common stock..................................         --         --         326
  Issuance of preferred stock...............................        272         --          --
  Retirement of bonds and other long-term debt..............     (1,656)    (1,834)     (1,343)
  Common stock repurchased..................................         --         (8)         (5)
  Payment of common stock dividends.........................         --       (149)       (190)
  Payment of capital lease obligations......................        (13)       (15)        (20)
  Increase (decrease) in notes payable......................       (470)        75          21
  Other financing...........................................         17        (17)         32
                                                                -------    -------     -------
       Net cash provided by (used in) financing
        activities..........................................        230     (1,223)        967
                                                                -------    -------     -------
EFFECT OF EXCHANGE RATES ON CASH............................         (1)         8         (10)
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH
  INVESTMENTS...............................................        181        228         (20)
CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF PERIOD....        351        123         143
                                                                -------    -------     -------
CASH AND TEMPORARY CASH INVESTMENTS, END OF PERIOD..........    $   532    $   351     $   123
                                                                =======    =======     =======
OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND
  FINANCING ACTIVITIES WERE:
CASH TRANSACTIONS
  Interest paid (net of amounts capitalized)................    $   564    $   409     $   447
  Income taxes paid (net of refunds)........................        (33)      (217)        (60)
  OPEB cash contribution....................................         76         84          57
NON-CASH TRANSACTIONS
  Nuclear fuel placed under capital leases..................    $    --    $    --     $    13
  Other assets placed under capital lease...................         19         62          37
                                                                =======    =======     =======

        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31
                                                                -------------------
                                                                           RESTATED
                                                                 2003        2002
                                                                 ----      --------
                                                                    IN MILLIONS
ASSETS
PLANT AND PROPERTY (AT COST)
  Electric utility..........................................    $ 7,600    $ 7,523
  Gas utility...............................................      2,875      2,719
  Enterprises...............................................        895        644
  Other.....................................................         32         45
                                                                -------    -------
                                                                 11,402     10,931
  Less accumulated depreciation, depletion and amortization
     (Note 16)..............................................      4,846      5,385
                                                                -------    -------
                                                                  6,556      5,546
  Construction work-in-progress.............................        388        557
                                                                -------    -------
                                                                  6,944      6,103
                                                                -------    -------
INVESTMENTS
  Enterprises Investments...................................        724        724
  Midland Cogeneration Venture Limited Partnership..........        419        388
  First Midland Limited Partnership.........................        224        255
  Other.....................................................         23          2
                                                                -------    -------
                                                                  1,390      1,369
                                                                -------    -------
CURRENT ASSETS
  Cash and temporary cash investments at cost, which
     approximates market....................................        532        351
  Restricted cash...........................................        201         38
  Accounts receivable, notes receivable and accrued revenue,
     less allowances of $29 in 2003 and $15 in 2002.........        367        349
  Accounts receivable -- Marketing, services and trading,
     less allowances of $11 in 2003 and $8 in 2002..........         36        248
  Accounts receivable and notes receivable -- related
     parties................................................         73        186
  Inventories at average cost
     Gas in underground storage.............................        741        491
     Materials and supplies.................................        110         96
     Generating plant fuel stock............................         41         37
  Assets held for sale......................................         24        595
  Price risk management assets..............................        102        115
  Prepayments and other.....................................        267        233
                                                                -------    -------
                                                                  2,494      2,739
                                                                -------    -------
NON-CURRENT ASSETS
  Regulatory Assets
     Securitized costs......................................        648        689
     Postretirement benefits................................        162        185
     Abandoned Midland project..............................         10         11
     Other..................................................        266        168
  Assets held for sale......................................          2      2,084
  Price risk management assets..............................        177        135
  Nuclear decommissioning trust funds.......................        575        536
  Prepaid pension costs.....................................        388         --
  Goodwill..................................................         25         31
  Notes receivable -- related parties.......................        242        160
  Notes receivable..........................................        125        126
  Other.....................................................        390        445
                                                                -------    -------
                                                                  3,010      4,570
                                                                -------    -------
TOTAL ASSETS................................................    $13,838    $14,781
                                                                =======    =======

        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

                                                                    DECEMBER 31
                                                                -------------------
                                                                           RESTATED
                                                                 2003        2002
                                                                 ----      --------
                                                                    IN MILLIONS
STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION
  Common stockholders' equity
  Common stock, authorized 250.0 shares; outstanding 161.1
     shares in 2003 and 144.1 shares in 2002................    $     2    $     1
  Other paid-in capital.....................................      3,846      3,605
  Accumulated other comprehensive loss......................       (419)      (728)
  Retained deficit..........................................     (1,844)    (1,800)
                                                                -------    -------
                                                                  1,585      1,078
  Preferred stock of subsidiary (Note 5)....................         44         44
  Preferred stock...........................................        261         --
  Company-obligated convertible Trust Preferred Securities
     of subsidiaries (Note 5)...............................         --        393
  Company-obligated mandatorily redeemable Trust Preferred
     Securities of Consumers' subsidiaries (Note 5).........         --        490
  Long-term debt............................................      6,020      5,357
  Long-term debt -- related parties (Note 5)................        684         --
  Non-current portion of capital leases.....................         58        116
                                                                -------    -------
                                                                  8,652      7,478
                                                                -------    -------
MINORITY INTERESTS..........................................         73         38
                                                                -------    -------
CURRENT LIABILITIES
  Current portion of long-term debt and capital leases......        519        646
  Notes payable.............................................         --        458
  Accounts payable..........................................        296        377
  Accounts payable -- Marketing, services and trading.......         21        119
  Accounts payable -- related parties.......................         40         53
  Accrued interest..........................................        130        131
  Accrued taxes.............................................        285        291
  Liabilities held for sale.................................          2        427
  Price risk management liabilities.........................         89         96
  Current portion of purchase power contracts...............         27         26
  Current portion of gas supply contract obligations........         29         25
  Deferred income taxes.....................................         27         15
  Other.....................................................        185        225
                                                                -------    -------
                                                                  1,650      2,889
                                                                -------    -------
NON-CURRENT LIABILITIES
  Postretirement benefits...................................        265        725
  Deferred income taxes.....................................        615        438
  Deferred investment tax credit............................         85         91
  Regulatory liabilities for income taxes, net..............        312        297
  Regulatory liabilities for cost of removal (Note 16)......        983        907
  Other regulatory liabilities..............................        172          4
  Asset retirement obligation...............................        359         --
  Liabilities held for sale.................................         --      1,218
  Price risk management liabilities.........................        175        135
  Gas supply contract obligations...........................        208        241
  Power purchase agreement -- MCV Partnership...............         --         27
  Other.....................................................        289        293
                                                                -------    -------
                                                                  3,463      4,376
                                                                -------    -------
     Commitments and Contingencies (Notes 2, 4, 5, 8, 10,
      11)
TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES..............    $13,838    $14,781
                                                                =======    =======

                             CMS ENERGY CORPORATION

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                              YEARS ENDED DECEMBER 31
                                          ----------------------------------------------------------------
                                                                                      RESTATED    RESTATED
                                           2003       2002       2001       2003        2002        2001
                                           ----       ----       ----       ----      --------    --------
                                          NUMBER OF SHARES IN THOUSANDS              IN MILLIONS
COMMON STOCK
  At beginning and end of period........                                   $     2    $     1     $     1
OTHER PAID-IN CAPITAL
  At beginning of period................  144,088    132,989    121,201      3,605      3,257       2,936
  Common stock repurchased..............      (14)       (39)      (232)        --         (8)         (5)
  Common stock reacquired...............     (217)      (220)       (11)        (5)        (1)         (1)
  Common stock issued...................   17,273     11,358     11,681        234        357         320
  Common stock reissued.................       --         --        350          1         --           7
  Issuance cost of preferred stock......       --         --         --         (8)        --          --
  Deferred gain (Note 5)................       --         --         --         19         --          --
                                          -------    -------    -------    -------    -------     -------
       At end of period.................  161,130    144,088    132,989      3,846      3,605       3,257
                                          -------    -------    -------    -------    -------     -------
ACCUMULATED OTHER COMPREHENSIVE LOSS
  Minimum Pension Liability
     At beginning of period.............                                      (241)        --          --
     Minimum pension liability
       adjustments(a)...................                                       241       (241)         --
                                                                           -------    -------     -------
       At end of period.................                                        --       (241)         --
                                                                           -------    -------     -------
  Investments
     At beginning of period.............                                         2         (5)         (2)
     Unrealized gain (loss) on
       investments(a)...................                                         6         --          (3)
     Realized gain on investments(a)....                                        --          7          --
                                                                           -------    -------     -------
       At end of period.................                                         8          2          (5)
                                                                           -------    -------     -------
  Derivative Instruments
     At beginning of period(b)..........                                       (31)       (28)         10
     Unrealized gain (loss) on
       derivative instruments(a)........                                         4         (7)        (31)
     Reclassification adjustments
       included in consolidated net
       income (loss)(a).................                                        19          4          (7)
                                                                           -------    -------     -------
       At end of period.................                                        (8)       (31)        (28)
                                                                           -------    -------     -------
FOREIGN CURRENCY TRANSLATION
  At beginning of period................                                      (458)      (233)       (206)
  Change in foreign currency
     translation(a).....................                                        39       (225)        (27)
                                                                           -------    -------     -------
       At end of period.................                                      (419)      (458)       (233)
                                                                           -------    -------     -------
          At end of period..............                                      (419)      (728)       (266)
                                                                           -------    -------     -------
RETAINED DEFICIT
  At beginning of period(c).............                                    (1,800)    (1,001)       (352)
  Consolidated net loss(a)..............                                       (44)      (650)       (459)
  Common stock dividends declared.......                                        --       (149)       (190)
                                                                           -------    -------     -------
       At end of period.................                                    (1,844)    (1,800)     (1,001)
                                                                           -------    -------     -------
TOTAL COMMON STOCKHOLDERS' EQUITY.......                                   $ 1,585    $ 1,078     $ 1,991
                                                                           =======    =======     =======

                                                                 YEARS ENDED DECEMBER 31
                                                              -----------------------------
                                                                        RESTATED   RESTATED
                                                               2003       2002       2001
                                                               ----     --------   --------
                                                                       IN MILLIONS
(a)  DISCLOSURE OF OTHER COMPREHENSIVE INCOME (LOSS):
     Minimum pension liability
       Minimum pension liability adjustments, net of tax
          (tax benefit) of $132, $(132), and $--,
          respectively......................................  $   241   $  (241)   $    --
     Investments
       Unrealized gain (loss) on investments, net of tax
          (tax benefit) of $3, $--, and $(2),
          respectively......................................        6        --         (3)
       Realized gain on investments, net of tax of $--, $--,
          and $--, respectively.............................       --         7         --
       Derivative Instruments
          Unrealized gain (loss) on derivative instruments,
            net of tax (tax benefit) of $--, $(4), and
            $(13), respectively.............................        4        (7)       (31)
          Reclassification adjustments included in net loss,
            net of tax (tax benefit) of $11, $2, and $(3),
            respectively....................................       19         4         (7)
     Foreign currency translation, net......................       39      (225)       (27)
     Consolidated net loss..................................      (44)     (650)      (459)
                                                              -------   -------    -------
       Total Other Comprehensive Income (Loss)..............  $   265   $(1,112)   $  (527)
                                                              =======   =======    =======
(b) YEAR ENDED DECEMBER 31, 2001 REFLECTS THE CUMULATIVE
    CHANGE IN ACCOUNTING PRINCIPLE, NET OF $7 TAX (NOTE 7.)
(c) BEGINNING BALANCE FOR YEAR ENDED DECEMBER 31, 2001 WAS
    DECREASED BY $38 MILLION DUE TO AN ADJUSTMENT TO
    DEFERRED TAXES RELATED TO LOY YANG (NOTE 8.)

        The accompanying notes are an integral part of these statements.

                             CMS ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     We have determined the need to make certain adjustments to our consolidated financial statements for the fiscal years ended December 31, 2002, December 31, 2001, and December 31, 2000. Therefore, the consolidated financial statements for 2002 and 2001 have been restated from amounts previously reported. See Note 18, Restatement and Reclassification.

1: CORPORATE STRUCTURE AND ACCOUNTING POLICIES

     CORPORATE STRUCTURE: CMS Energy is the parent holding company of Consumers and Enterprises. Consumers is a combination electric and gas utility company serving Michigan's Lower Peninsula. Enterprises, through subsidiaries, is engaged in domestic and international diversified energy businesses including independent power production, natural gas transmission, storage and processing, and energy services.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of CMS Energy, Consumers and Enterprises and all other entities in which we have a controlling financial interest, in accordance with Revised FASB Interpretation No. 46. Intercompany transactions and balances have been eliminated. We use the equity method of accounting for investments in companies and partnerships that are not consolidated where we have significant influence over operations and financial policies, but not a controlling financial interest.

     USE OF ESTIMATES: We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Management is required to make estimates using assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

     We are required to record estimated liabilities in the financial statements when it is probable that a loss will be incurred in the future as a result of a current event, and when an amount can be reasonably estimated. We have used this accounting principle to record estimated liabilities as discussed in Note 4, Uncertainties.

     REVENUE RECOGNITION POLICY: We recognize revenues from deliveries of electricity and natural gas, and the transportation, processing, and storage of natural gas when services are provided. Sales taxes are recorded as liabilities and are not included in revenues. Revenues on sales of marketed electricity, natural gas, and other energy products are recognized at delivery. Mark-to-market changes in the fair values of energy trading contracts that qualify as derivatives are recognized as revenues in the periods in which the changes occur.

     CAPITALIZED INTEREST: We are required to capitalize interest on certain qualifying assets that are undergoing activities to prepare them for their intended use. Capitalization of interest for the period is limited to the actual interest cost that is incurred, and our non-regulated businesses are prohibited from imputing interest costs on any equity funds. Our regulated businesses are permitted to capitalize an allowance for funds used during construction on regulated construction projects and to include such amounts in plant in service.

     CASH EQUIVALENTS AND RESTRICTED CASH: All highly liquid investments with an original maturity of three months or less are considered cash equivalents. At December 31, 2003, our restricted cash on hand was $201 million. Restricted cash primarily includes cash collateral for letters of credit to satisfy certain debt agreements and cash dedicated for repayment of securitization bonds. It is classified as a current asset as the related letters of credit mature within one year and the payments on the related securitization bonds occur within one year.

     COAL INVENTORY: We use the weighted average cost method for valuing coal inventory.

     EARNINGS PER SHARE: Basic and diluted earnings per share are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted earnings per share, includes the effects of dilutive stock options and convertible securities. The effect on number of shares of such potential common stock is computed using the treasury stock method or the if-converted method, as applicable. For earnings per share computation, see Note 6, Earnings Per Share and Dividends.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     FINANCIAL INSTRUMENTS: We account for investments in debt and equity securities in accordance with SFAS No. 115. These debt and equity securities are classified into three categories: held-to-maturity, trading, or available-for-sale. Our investments in equity securities are classified as available-for-sale. They are reported at fair value, with any unrealized gains or losses resulting from changes in fair value reported in equity as part of accumulated other comprehensive income, and are excluded from earnings unless such changes in fair value are determined to be other than temporary. Unrealized gains or losses from changes in the fair value of our nuclear decommissioning investments are reported as regulatory liabilities. The fair value of these investments is determined from quoted market prices. For additional details regarding financial instruments, see Note 7, Financial and Derivative Instruments.

     FOREIGN CURRENCY TRANSLATION: Our subsidiaries and affiliates whose functional currency is not the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the fiscal period. We translate revenue and expense accounts of such subsidiaries and affiliates into U.S. dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process, and gains and losses on intercompany foreign currency transactions that are long-term in nature that we do not intend to settle in the foreseeable future, are shown in the stockholders' equity section of the balance sheet. For subsidiaries operating in highly inflationary economies, the U.S. dollar is considered to be the functional currency, and transaction gains and losses are included in determining net income. Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those that are hedged, are included in determining net income. The change in the foreign currency translation adjustment increased equity by $39 million for the year ended December 31, 2003. The change in the foreign currency translation adjustment decreased equity by $225 million for the year ended December 31, 2002.

     GAS INVENTORY: Consumers uses the weighted average cost method for valuing working gas and recoverable cushion gas in underground storage facilities.

     GOODWILL: Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Goodwill is not amortized, but is tested annually for impairment. For additional information, see Note 3, Goodwill.

     IMPAIRMENT OF INVESTMENTS AND LONG-LIVED ASSETS: We evaluate potential impairments of our investments in long-lived assets other than goodwill based on various analyses, including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment loss is recognized and the asset is written down to its estimated fair value.

     MAINTENANCE AND DEPRECIATION: We charge property repairs and minor property replacements to maintenance expense. We also charge planned major maintenance activities to operating expense unless the cost represents the acquisition of additional components or the replacement of an existing component. We capitalize the cost of plant additions and replacements. We depreciate utility property on straight-line and units-of-production rates approved by the MPSC. The composite depreciation rates for our properties are:

                                                                     YEARS ENDED
                                                                     DECEMBER 31
                                                                ---------------------
                                                                2003    2002    2001
                                                                ----    ----    ----
Electric utility property...................................    3.1%    3.1%     3.1%
Gas utility property........................................    4.6%    4.5%     4.4%
Other property..............................................    8.1%    7.2%    11.2%

     NUCLEAR FUEL COST: We amortize nuclear fuel cost to fuel expense based on the quantity of heat produced for electric generation. For nuclear fuel used after April 6, 1983, we charge disposal costs to nuclear fuel expense, recover these costs through electric rates, and remit them to the DOE quarterly. We elected to defer payment for

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

disposal of spent nuclear fuel burned before April 7, 1983. As of December 31, 2003, we have recorded a liability to the DOE for $139 million, including interest, which is payable upon the first delivery of spent nuclear fuel to the DOE. The amount of this liability, excluding a portion of interest, was recovered through electric rates. For additional details on disposal of spent nuclear fuel, see Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- Nuclear Matters."

     NUCLEAR PLANT DECOMMISSIONING: Our site-specific decommissioning cost estimates for Big Rock and Palisades assume that each plant site will eventually be restored to conform to the adjacent landscape and all contaminated equipment will be disassembled and disposed of in a licensed burial facility.

     Trust Funds: MPSC orders, received in March 1999 for Big Rock and December 1999 for Palisades, provided for fully funding the decommissioning trust funds for both sites. The December 1999 order set the annual decommissioning surcharge for Palisades at $6 million. In 2003, we collected $6 million from our electric customers for the decommissioning of our Palisades nuclear plant. Amounts collected from electric retail customers and deposited in trusts, including trust earnings, are credited to a regulatory liability.

     In December 2000, we stopped depositing funds in the Big Rock trust fund based on its funding status at that time. However, the current level of funds provided by the trust may not be adequate to fully fund the decommissioning of Big Rock. This is due in part to the DOE's failure to accept spent nuclear fuel and lower returns on the trust fund. We are attempting to recover our additional costs for storing spent nuclear fuel through litigation, as discussed in Note 4, Uncertainties, "Other Consumers' Electric Utility Uncertainties -- Nuclear Matters." To the extent the funds are not sufficient, we would seek additional relief from the MPSC. We can make no assurance that the MPSC would grant this request.

     In March 2001, we filed with the MPSC a "Report on the Adequacy of the Existing Provision for Nuclear Plant Decommissioning" for each plant reflecting decommissioning cost estimates of $349 million for Big Rock, excluding spent nuclear fuel storage costs, and $739 million for Palisades, in 2000 dollars. We are required to file the next such reports with the MPSC by March 31, 2004 for Big Rock and Palisades and we are in the process of preparing updated cost estimates.

     Big Rock: In 1997, Big Rock closed permanently and plant decommissioning began. We estimate that the Big Rock site will be returned to a natural state by the end of 2012 if the DOE begins removing the spent nuclear fuel by 2010. The following table shows our Big Rock decommissioning activities:

                                                                  YEAR-TO-DATE       ACCUMULATIVE
                                                                DECEMBER 31, 2003    TOTAL-TO-DATE
                                                                -----------------    -------------
                                                                           IN MILLIONS
Decommissioning expenditures................................           $45               $263
Withdrawals from trust funds................................            34                243

     These activities had no material impact on net income. At December 31, 2003, we have an investment in nuclear decommissioning trust funds of $88 million for Big Rock. In addition, at December 31, 2003, we have charged $7 million to our FERC jurisdictional depreciation reserve for the decommissioning of Big Rock.

     Palisades: In December 2000, the NRC extended the Palisades operating license to March 2011 and the impact of this extension was included as part of our March 2001 filing with the MPSC.

     At December 31, 2003, we have an investment in the MPSC nuclear decommissioning trust funds of $477 million for Palisades. In addition, at December 31, 2003, we have a FERC decommissioning trust fund with a balance of $10 million. For additional details on decommissioning costs accounted for as asset retirement obligations, see Note 16, Asset Retirement Obligations.

     PROPERTY, PLANT, AND EQUIPMENT: We record property, plant and equipment at original cost when placed into service. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

original cost is charged to accumulated depreciation and cost of removal, less salvage is recorded as a regulatory liability. For additional details, see Note 16, Asset Retirement Obligations. An allowance for funds used during construction is capitalized on regulated construction projects. With respect to the retirement or disposal of non-regulated assets, the resulting gains or losses are recognized in income.

     Property, plant, and equipment at December 31, 2003 and 2002, was as follows:

                                                                   ESTIMATED
                                                                  DEPRECIABLE
YEARS ENDED DECEMBER 31                                         LIFE IN YEARS(e)     2003      2002
-----------------------                                         ----------------     ----      ----
                                                                            IN MILLIONS
Electric:
  Generation................................................         13-75          $3,332    $3,489
  Distribution..............................................         12-85           3,799     3,619
  Other.....................................................          5-50             388       300
  Capital leases(a).........................................                            81       115
Gas:
  Underground storage facilities(b).........................         30-75             232       217
  Transmission..............................................         15-75             342       310
  Distribution..............................................         35-75           1,976     1,899
  Other.....................................................          5-48             300       237
  Capital leases(a).........................................                            25        56
Enterprises:
  IPP.......................................................          3-40             511       250
  CMS Gas Transmission......................................          5-40             119       120
  CMS Electric and Gas......................................          2-30             241       227
  Other.....................................................          4-25              24        47

Other:......................................................          7-71              32        45
Construction work-in-progress(c)............................                           388       557
Less accumulated depreciation, depletion, and
  amortization..............................................                         4,846     5,385
                                                                                    ------    ------
Net property, plant, and equipment(d).......................                        $6,944    $6,103
                                                                                    ======    ======

-------------------------
(a) Capital leases presented in this table are gross amounts. Amortization of capital leases was $38 million in 2003 and $96 million in 2002.

(b) Includes unrecoverable base natural gas in underground storage of $23 million at December 31, 2003 and $23 million at December 31, 2002, which is not subject to depreciation.

(c) Included in construction costs at December 31, 2002 was $54 million, relating to the capital lease of our main headquarters. We purchased the main headquarters in November 2003.

(d) Included in net property, plant and equipment are intangible assets primarily related to software development costs, consents, and rights of way. The estimated amortization life for software development costs is seven years and other intangible amortization lives range from 50 to 75 years. Intangible assets at December 31, 2003 and 2002 were as follows:

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31                                         2003    2002
-----------------------                                         ----    ----
                                                                IN MILLIONS
                                                                ------------
Intangible assets at cost...................................    $419    $479
Less accumulated amortization...............................     211     236
                                                                ----    ----
Net intangible assets.......................................    $208    $243
                                                                ====    ====

(e) The following table illustrates the depreciable life for electric and gas structures and improvements.

                         ESTIMATED                                        ESTIMATED
                        DEPRECIABLE                                      DEPRECIABLE
ELECTRIC               LIFE IN YEARS                GAS                 LIFE IN YEARS
--------               -------------                ---                 -------------
Generation:                            Underground storage facilities      45
  Coal                   39-43         Transmission                        60
  Nuclear                 25           Distribution                        60
  Hydroelectric          55-71         Other                              42-48
  Other                   32
Distribution             50-60
Other                    40-42

     RECLASSIFICATIONS: Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect consolidated net income for the years presented.

     RELATED-PARTY TRANSACTIONS: Consumers paid $64 million in 2003, $67 million in 2002, and $71 million in 2001 for electric generating capacity and energy from affiliates of Enterprises. CMS Energy recorded interest charges on long-term debt to related parties of $58 million in 2003. Affiliates of CMS Energy sold, stored and transported natural gas and provided other services to the MCV Partnership totaling $17 million in 2003, $41 million in 2002, and $35 million in 2001. We expensed purchases of capacity and energy from the MCV Partnership totaling $455 million in 2003, $497 million in 2002, and $488 million in 2001. For additional discussion of related-party transactions with the MCV Partnership and the FMLP, see Note 4, Uncertainties and Note 15, Summarized Financial Information of Significant Related Energy Supplier. Other related-party transactions are immaterial.

     TRADE RECEIVABLES: We record our accounts receivable at fair value. Accounts deemed uncollectable are charged to operating expense.

     UNAMORTIZED DEBT PREMIUM, DISCOUNT AND EXPENSE: We amortize premiums, discounts and expenses incurred in connection with the issuance of outstanding long-term debt over the terms of the issues. For the regulated portions of our businesses, if debt is refinanced, we amortize any unamortized premiums, discounts and expenses over the term of the new debt.

     UTILITY REGULATION: We account for the effects of regulation based on the regulated utility accounting standard SFAS No. 71. As a result, the actions of regulators affect when we recognize revenues, expenses, assets, and liabilities.

     In 1999, we received MPSC electric restructuring orders, which, among other things, identified the terms and timing for implementing electric restructuring in Michigan. Consistent with these orders and EITF No. 97-4, we discontinued the application of SFAS No. 71 for the energy supply portion of our business because we expected to implement ROA at competitive market based rates for our electric customers.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Since 1999, there have been significant legislative and regulatory changes in Michigan that has resulted in:

     - electric supply customers of utilities remaining on cost-based rates, and

     - utilities being provided the opportunity to recover Stranded Costs associated with electric restructuring, from customers who choose an alternative electric supplier.

     During 2002, we re-evaluated the criteria used to determine if an entity or a segment of an entity meets the requirements to apply regulated utility accounting, and determined that the energy supply portion of our business could meet the criteria if certain regulatory events occurred. In December 2002, we received a MPSC Stranded Cost order that allowed us to re-apply regulatory accounting standard SFAS No. 71 to the energy supply portion of our business. Re-application of SFAS No. 71 had no effect on the prior discontinuation accounting, but allowed us to apply regulatory accounting treatment to the energy supply portion of our business beginning in the fourth quarter of 2002, including regulatory accounting treatment of costs required to be recognized in accordance with SFAS No. 143. For additional details, see Note 12, Asset Retirement Obligations.

     SFAS No. 144 imposes strict criteria for retention of regulatory-created assets by requiring that such assets be probable of future recovery at each balance sheet date. Management believes these assets are probable of future recovery.

     The following regulatory assets and liabilities, which include both current and non-current amounts, are reflected in the Consolidated Balance Sheets. We expect to recover these costs through rates over periods of up to 14 years. We recognized an OPEB transition obligation in accordance with SFAS No. 106 and established a regulatory asset for this amount that we expect to recover in rates over the next nine years.

                                                                  DECEMBER 31
                                                                ----------------
                                                                 2003      2002
                                                                 ----      ----
                                                                  IN MILLIONS
Securitized costs (Note 4)..................................    $  648    $  689
Postretirement benefits (Note 10)...........................       181       204
Electric Restructuring Implementation Plan (Note 4).........        91        83
Manufactured gas plant sites (Note 4).......................        67        69
Abandoned Midland project...................................        10        11
Unamortized debt............................................        51        14
Asset retirement obligation (Note 16).......................        49        --
Other.......................................................         8         2
                                                                ------    ------
Total regulatory assets.....................................    $1,105    $1,072
                                                                ======    ======
Cost of removal (Note 16)...................................    $  983    $  907
Income taxes (Note 8).......................................       312       297
Asset retirement obligation (Note 16).......................       168        --
Other.......................................................         4         4
                                                                ------    ------
Total regulatory liabilities................................    $1,467    $1,208
                                                                ======    ======

     In October 2000, we received an MPSC order authorizing us to securitize certain regulatory assets up to $469 million, net of tax, see Note 4, Uncertainties, "Consumers' Electric Utility Restructuring Matters -- Securitization." Accordingly, in December 2000, we established a regulatory asset for securitized costs of $709 million, before tax, that had previously been recorded in other regulatory asset accounts. To prepare for the financing of the securitized assets and the subsequent retirement of debt with Securitization proceeds, issuance

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

fees were capitalized as a part of Securitization costs. These issuance costs are amortized each month for up to fourteen years. The components of the unamortized securitized costs are illustrated below.

                                                                DECEMBER 31
                                                                ------------
                                                                2003    2002
                                                                ----    ----
                                                                IN MILLIONS
Unamortized nuclear costs...................................    $405    $405
Postretirement benefits.....................................      84      84
Income taxes................................................     203     203
Uranium enrichment facility.................................      16      16
Other.......................................................      12      12
Accumulated Securitization cost amortization................     (72)    (31)
                                                                ----    ----
Total unamortized securitized costs.........................    $648    $689
                                                                ====    ====

2: DISCONTINUED OPERATIONS, OTHER ASSET SALES, IMPAIRMENTS, AND RESTRUCTURING

     Our continued focus on financial improvement has led to discontinuing operations, completing many asset sales, impairing some assets, and incurring costs to restructure our business. Gross cash proceeds received from the sale of assets totaled $939 million in 2003 and $1.659 billion in 2002.

DISCONTINUED OPERATIONS

     We have discontinued the following operations:

                                                            PRETAX      AFTER-TAX
          BUSINESS/PROJECT               DISCONTINUED     GAIN(LOSS)    GAIN(LOSS)          STATUS
          ----------------               ------------     ----------    ----------          ------
                                                                IN MILLIONS
Equatorial Guinea(a)................    December 2001       $ 497          $310       Sold January 2002
Powder River........................    March 2002             17            11       Sold May 2002
Zirconium Recovery..................    June 2002             (47)          (31)      Abandoned
CMS Viron...........................    June 2002             (14)           (9)      Sold June 2003
Oil and Gas(b)......................    September 2002       (126)          (82)      Sold September 2002
Panhandle(c)........................    December 2002         (39)          (44)      Sold June 2003
Field Services......................    December 2002          (5)           (1)      Sold July 2003
Marysville..........................    June 2003               2             1       Sold November 2003
Parmelia(d).........................    December 2003          --            --       Held for sale

(a) In the first quarter of 2003, we settled a liability with the purchaser of Equatorial Guinea and reversed the remaining excess reserve. This settlement resulted in a gain of $6 million after-tax, which is included in discontinued operations.

(b) As a result of the sale of CMS Oil and Gas, we recorded liabilities for certain sale indemnification obligations and other matters. In September 2003, we re-evaluated our exposure to the obligations and reduced the carrying value of these liabilities by $8 million after-tax. This adjustment is reported in discontinued operations.

(c) The Pension Plan retained pension payment obligations for Panhandle employees who were vested under the Pension Plan. Panhandle employees are no longer eligible to accrue additional benefits. Because of the significant change in the makeup of the plan, a remeasurement of the obligation at the date of sale was required. The remeasurement resulted in a $4 million increase in our 2003 OPEB expense, as well as an additional charge to accumulated other comprehensive income of approximately $34 million ($22 million after-tax) as a result of the increase in the additional minimum pension liability. Additionally, a significant

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

number of Panhandle employees elected to retire as of July 1, 2003 under the CMS Energy Employee Pension Plan. As a result, we have recorded a $25 million ($16 million after-tax) settlement loss, and a $10 million ($7 million after-tax) curtailment gain, pursuant to the provisions of SFAS No. 88, which is reflected in discontinued operations.

(d) In December 2003, we began reporting the operations of our Parmelia business in discontinued operations and reduced the carrying amount of our Parmelia business to reflect fair value. The $26 million after-tax adjustment is reported in discontinued operations. We expect the sale of Parmelia to occur in 2004.

     Due to lack of progress on the sale, we reclassified our international energy distribution business, which includes CPEE and SENECA, from discontinued operations to continuing operations for the years 2003, 2002, and 2001. When we initially reported the international energy distribution business as a discontinued operation in 2001, we applied APB Opinion No. 30, which allowed us to record a provision for anticipated operating losses. We currently apply FASB No. 144, which does not allow us to record a provision for future operating losses. Therefore, in the process of reclassifying the international energy distribution business to continuing operations and reversing such provisions, we increased our net loss by $3 million in 2002 and decreased our net loss by $3 million in 2001. In 2003, there was an increase to net income of $75 million as a result of reversing the previously recognized impairment loss in discontinued operations.

     At December 31, 2003, "Assets held for sale" includes Parmelia, Bluewater Pipeline, and our investment in the American Gas Index fund. Although Bluewater Pipeline and the American Gas Index fund are considered held for sale, they did not meet the criteria for discontinued operations. At December 31, 2002, "Assets held for sale" includes Panhandle, CMS Viron, CMS Field Services, Marysville, and Parmelia. The major classes of assets and liabilities held for sale are as follows:

                                                                     AS OF
                                                                  DECEMBER 31
                                                                ----------------
                                                                        RESTATED
                                                                2003      2002
                                                                ----    --------
                                                                  IN MILLIONS
Assets
  Cash......................................................    $ 7      $   82
  Accounts receivable.......................................      2         133
  Property, plant and equipment -- net......................      2       2,003
  Goodwill..................................................     --         117
  Other.....................................................     15         344
                                                                ---      ------
Total assets held for sale..................................    $26      $2,679
                                                                ===      ======
Liabilities
  Accounts payable..........................................    $ 2      $   74
  Long-term debt............................................     --       1,150
  Minority interest.........................................     --          45
  Other.....................................................     --         376
                                                                ---      ------
Total liabilities held for sale.............................    $ 2      $1,645
                                                                ===      ======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following amounts are reflected in the Consolidated Statements of Income (Loss) for discontinued operations:

                                                                  YEARS ENDED DECEMBER 31
                                                                ----------------------------
                                                                        RESTATED    RESTATED
                                                                2003      2002        2001
                                                                ----    --------    --------
                                                                        IN MILLIONS
Revenues....................................................    $504     $ 891       $1,453
                                                                ====     =====       ======
Discontinued operations:
  Pretax gain (loss) from discontinued operations...........    $115     $ (38)      $  (53)
  Income tax expense (benefit)..............................      46        (1)          83
                                                                ----     -----       ------
  Income (loss) from discontinued operations................      69       (37)        (136)
                                                                ====     =====       ======
  Pretax gain (loss) on disposal of discontinued
     operations.............................................     (42)     (354)          17
  Income tax expense (benefit)..............................       4      (117)           9
                                                                ----     -----       ------
  Gain (loss) on disposal of discontinued operations........     (46)     (237)           8
                                                                ----     -----       ------
Income (loss) from discontinued operations..................    $ 23     $(274)      $ (128)
                                                                ====     =====       ======

     The income (loss) from discontinued operations includes a reduction in asset values, a provision for anticipated closing costs, and a portion of the Parent Company's interest expense. Interest expense of $22 million for 2003, $71 million for 2002 and $86 million for 2001 has been allocated based on a ratio of the expected proceeds for the asset to be sold divided by the Parent Company's total capitalization of each discontinued operation times the Parent Company's interest expense.

OTHER ASSET SALES

     Our other asset sales include the following non-strategic and under-performing assets. The impacts of these sales are included in "Gain (loss) on asset sales, net" in the Consolidated Statements of Income (Loss).

     In 2003, we sold the following assets that did not meet the definition of, and therefore were not reported as, discontinued operations:

                                                                               PRETAX        AFTER-TAX
DATE SOLD    BUSINESS/PROJECT                                                GAIN (LOSS)    GAIN (LOSS)
---------    ----------------                                                -----------    -----------
                                                                                    IN MILLIONS
January      CMS MST Wholesale Gas.......................................        $(6)           $(4)
March        CMS MST Wholesale Power.....................................          2              1
June         Guardian Pipeline...........................................         (4)            (3)
December     CMS Land -- Arcadia.........................................          3              2
Various      Other.......................................................          2              1
                                                                                 ---            ---
             Total loss on asset sales...................................        $(3)           $(3)
                                                                                 ===            ===

     In June 2003, we received three million shares of Southern Union common stock worth $49 million from the sale of Panhandle, a discontinued operation. In July 2003, Southern Union declared a five percent common stock dividend payable July 31, 2003, to shareholders of record as of July 17, 2003. As a result of the stock dividend, on September 30, 2003, we held 3.15 million shares of Southern Union common stock worth $54 million based on the closing price of $17.00 per share. The $2 million increase in value was recorded in dividend income. In October 2003, we sold our 3.15 million shares of Southern Union common stock to a private investor for $17.77 per share. The additional $5 million gain was recorded in other income in 2003.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In 2002, we sold the following assets that did not meet the definition of, and therefore were not reported as, discontinued operations:

                                                                               PRETAX        AFTER-TAX
DATE SOLD    BUSINESS/PROJECT                                                GAIN (LOSS)    GAIN (LOSS)
---------    ----------------                                                -----------    -----------
                                                                                    IN MILLIONS
January      Equatorial Guinea -- methanol plant.........................       $ 19           $ 12
April        Toledo Power................................................        (11)            (5)
May          Electric Transmission System................................         38             31
August       National Power Supply.......................................         15             30
October      Vasavi Power Plant..........................................        (25)           (24)
Various      Other.......................................................          1             --
                                                                                ----           ----
             Total gain on asset sales...................................       $ 37           $ 44
                                                                                ====           ====

     In 2001, we sold miscellaneous assets for a pretax loss of $2 million.

     In February 2004, we sold Bluewater Pipeline, a 24.9 mile pipeline that extends from Marysville, Michigan to Armada, Michigan to Bluewater Gas Storage, LLC, a subsidiary of Sempra Energy Trading Corporation. We do not expect the gain or loss on the sale to be significant.

ASSET IMPAIRMENTS

     We record an asset impairment when we determine that the expected future cash flows from an asset would be insufficient to provide for recovery of the asset's carrying value. An asset held-in-use is evaluated for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. We estimate the fair market value of the asset utilizing the best information available. This information includes quoted market prices, market prices of similar assets, and discounted future cash flow analyses. The assets written down include both domestic and foreign electric power plants, gas processing facilities, and certain equity method and other investments. In addition, we have written off the carrying value of projects under development that will no longer be pursued.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The table below summarizes our asset impairments:

                                                                      YEARS ENDED DECEMBER 31
                                                 -----------------------------------------------------------------
                                                                             RESTATED               RESTATED
                                                                        -------------------    -------------------
                                                 PRETAX    AFTER-TAX    PRETAX    AFTER-TAX    PRETAX    AFTER-TAX
                                                  2003       2003        2002       2002        2001       2001
                                                 ------    ---------    ------    ---------    ------    ---------
                                                                            IN MILLIONS
Asset impairments:
  Consumers..................................     $--         $--        $ --       $ --        $  3       $  2
  Enterprises:
     International Energy Distribution(a)....      72          53           4          3          95         62
     CMS Generation
       DIG(b)................................      --          --         460        299          --         --
       Michigan Power........................      --          --          62         40          --         --
       Craven................................      --          --          23         15          --         --
       National Power Supply.................      --          --          --         --          89         88
       El Chocon.............................      --          --          --         --          45         42
       HL Power..............................      --          --          --         --          30         18
       Other(c)..............................      16          11          20         13          16         11
     Natural Gas Transmission................      --          --          --         --          31         20
     Marketing, Services and Trading.........      --          --          18         11          --         --
     Other(d)................................       7           4          15         10          14          9
                                                  ---         ---        ----       ----        ----       ----
Total asset impairments......................     $95         $68        $602       $391        $323       $252
                                                  ===         ===        ====       ====        ====       ====

-------------------------
(a) In September 2003, we wrote down our investment in CMS Electric and Gas' Venezuelan electric distribution utility and an associated equipment lease to reflect fair value. The impairment was based on estimates of the utility's future cash flows, incorporating certain assumptions about Venezuela's regulatory, political, and economic environment.

(b) DIG's reduced valuation was primarily a reflection of the unfavorable terms of its power purchase agreement.

(c) At CMS Generation, we determined that the fair value of our equity investments was lower than its carrying amount, and that this decline in value was other than temporary. Therefore, in accordance with APB No. 18, we recognized an impairment charge of $16 million ($11 million, net of tax).

(d) Includes development projects of $7 million ($4 million, net of tax) in 2003 that would no longer be pursued.

RESTRUCTURING AND OTHER COSTS

     In June 2002, we announced a series of initiatives to reduce our annual operating costs by an estimated $50 million. As such, we:

     - relocated CMS Energy's corporate headquarters from Dearborn, Michigan to a new combined CMS Energy and Consumers headquarters in Jackson, Michigan in July 2003,

     - implemented changes to our 401(k) savings program,

     - implemented changes to our health care plan, and

     - terminated 64 employees, including five officers. Prior to December 31, 2002, 123 employees elected severance arrangements. Of these 187 officers and employees, 65 had been terminated as of December 31, 2002. All remaining terminations were completed in 2003.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table shows the amount charged to expense for restructuring costs, the payments made, and the unpaid balance of accrued costs at December 31, 2002 and December 31, 2003.

                                                                INVOLUNTARY       LEASE
                                                                TERMINATION    TERMINATION    TOTAL
                                                                -----------    -----------    -----
                                                                            IN MILLIONS
Beginning accrual balance, January 1, 2002..................       $ --            $--        $ --
Expense.....................................................         22             11          33
Payments....................................................        (10)            (3)        (13)
                                                                   ----            ---        ----
Ending accrual balance at December 31, 2002.................       $ 12            $ 8        $ 20
                                                                   ----            ---        ----
Expense.....................................................          3             --           3
Payments....................................................        (12)            (2)        (14)
                                                                   ----            ---        ----
Ending accrual balance at December 31, 2003.................       $  3            $ 6        $  9
                                                                   ====            ===        ====

     Restructuring costs for the year ended December 31, 2003, which are included in operating expenses, include $3 million of involuntary employee termination benefits.

3: GOODWILL

     Our goodwill balance was $25 million at December 31, 2003 and $31 million at December 31, 2002.

     CMS GAS TRANSMISSION: We recorded goodwill as an asset when we purchased Panhandle and began, over time, to expense a portion of goodwill. Effective January 1, 2002, a new accounting standard went into effect that required us to stop expensing goodwill and to test for impairment. We tested the value of the goodwill related to Panhandle for impairment by comparing the fair value of goodwill, as determined by independent appraisers, to the value on our books. The test results showed that the goodwill was impaired. We recorded a loss of $601 million ($369 million, after-tax), that was the amount by which the value on our books exceeded the fair value. In 2002, we also discontinued the operations of Panhandle; therefore, the $369 million after-tax goodwill impairment is reflected in discontinued operations. In 2003, we sold Panhandle.

     CMS MST: During the third quarter of 1999, we purchased a 100 percent interest in CMS Viron and recorded goodwill. In 2002, we performed an impairment test, which determined our goodwill related to CMS Viron was impaired. In the first quarter of 2002, we recorded a loss of $15 million ($10 million, after-tax) for goodwill impairment. In 2002, we also discontinued the operations of CMS Viron; therefore, the $10 million after-tax goodwill impairment is reflected in discontinued operations. In 2003, we sold CMS Viron.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Additionally, the following table represents net loss for the year 2001 without goodwill amortization expense.

                                                                 RESTATED
                                                                   2001
                                                                 --------
                                                                IN MILLIONS
Reported net loss...........................................      $ (459)
Add: goodwill amortization expense(a).......................          13
                                                                  ------
Adjusted net loss...........................................      $ (446)
Adjusted basic and diluted loss per share...................      $(3.41)
                                                                  ======

-------------------------
(a)  Net of tax of $7 million.

4: UNCERTAINTIES

     Several business trends or uncertainties may affect our financial results. These trends or uncertainties have, or we reasonably expect could have, a material impact on net sales, revenues, or income from continuing operations. Such trends and uncertainties are discussed in detail below.

     SEC AND OTHER INVESTIGATIONS: As a result of round-trip trading transactions by CMS MST, CMS Energy's Board of Directors established a Special Committee to investigate matters surrounding the transactions and retained outside counsel to assist in the investigation. The Special Committee completed its investigation and reported its findings to the Board of Directors in October 2002. The Special Committee concluded, based on an extensive investigation, that the round-trip trades were undertaken to raise CMS MST's profile as an energy marketer with the goal of enhancing its ability to promote its services to new customers. The Special Committee found no effort to manipulate the price of CMS Energy Common Stock or affect energy prices. The Special Committee also made recommendations designed to prevent any reoccurrence of this practice. Previously, CMS Energy terminated its speculative trading business and revised its risk management policy. The Board of Directors adopted, and CMS Energy has implemented the recommendations of the Special Committee.

     CMS Energy is cooperating with other investigations concerning round-trip trading, including an investigation by the SEC regarding round-trip trades and CMS Energy's financial statements, accounting policies and controls, and an investigation by the DOJ. CMS Energy is unable to predict the outcome of these matters, and what effect, if any, these investigations will have on its business.

     SECURITIES CLASS ACTION LAWSUITS: Beginning on May 17, 2002, a number of securities class action complaints were filed against CMS Energy, Consumers, and certain officers and directors of CMS Energy and its affiliates. The complaints were filed as purported class actions in the United States District Court for the Eastern District of Michigan, by shareholders who allege that they purchased CMS Energy's securities during a purported class period. The cases were consolidated into a single lawsuit and an amended and consolidated class action complaint was filed on May 1, 2003. The consolidated complaint contains a purported class period beginning on May 1, 2000 and running through March 31, 2003. It generally seeks unspecified damages based on allegations that the defendants violated United States securities laws and regulations by making allegedly false and misleading statements about CMS Energy's business and financial condition, particularly with respect to revenues and expenses recorded in connection with round-trip trading by CMS MST. CMS Energy, Consumers, and their affiliates will defend themselves vigorously but cannot predict the outcome of this litigation.

     DEMAND FOR ACTIONS AGAINST OFFICERS AND DIRECTORS: In May 2002, the Board of Directors of CMS Energy received a demand, on behalf of a shareholder of CMS Energy Common Stock, that it commence civil actions (i) to remedy alleged breaches of fiduciary duties by certain CMS Energy officers and directors in connection with round-trip trading by CMS MST, and (ii) to recover damages sustained by CMS Energy as a result of alleged insider trades alleged to have been made by certain current and former officers of CMS Energy

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and its subsidiaries. In December 2002, two new directors were appointed to the Board. The Board formed a special litigation committee in January 2003 to determine whether it is in the best interest of CMS Energy to bring the action demanded by the shareholder. The disinterested members of the Board appointed the two new directors to serve on the special litigation committee.

     In December 2003, during the continuing review by the special litigation committee, CMS Energy was served with a derivative complaint filed on behalf of the shareholder in the Circuit Court of Jackson County, Michigan in furtherance of his demands. The date for CMS Energy and other defendants to answer or otherwise respond to the complaint was extended to June 1, 2004, subject to such further extensions as may be mutually agreed upon by the parties and authorized by the Court. CMS Energy cannot predict the outcome of this matter.

     ERISA LAWSUITS: CMS Energy is a named defendant, along with Consumers, CMS MST, and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the CMS Employees' Savings and Incentive Plan (the "Plan"). The two cases, filed in July 2002 in United States District Court for the Eastern District of Michigan, were consolidated by the trial judge and an amended consolidated complaint was filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of CMS Energy Common Stock held in the Plan. Plaintiffs also seek other equitable relief and legal fees. CMS Energy and Consumers will defend themselves vigorously but cannot predict the outcome of this litigation.

     GAS INDEX PRICE REPORTING INVESTIGATION: CMS Energy has notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy is cooperating with an investigation by the DOJ regarding this matter. In November 2003, CMS MST and CMS Field Services (now Cantera Gas Company) entered into a settlement with the CFTC pursuant to which they paid a $16 million civil monetary penalty in connection with the inaccurate reporting of natural gas trading data to publications that compile and publish price indices. The settlement resolves all matters investigated by the CFTC involving CMS Energy, including round-trip trading. CMS Energy neither admits nor denies the CFTC's findings in the settlement order. CMS Energy is unable to predict the outcome of the DOJ investigation and what effect, if any, this investigation will have on its business.

     GAS INDEX PRICE REPORTING LITIGATION: In August 2003, Cornerstone Propane Partners, L.P. ("Cornerstone") filed a putative class action complaint in the United States District Court for the Southern District of New York against CMS Energy and dozens of other energy companies. The court ordered the Cornerstone complaint to be consolidated with similar complaints filed by Dominick Viola and Roberto Calle Gracey. The plaintiffs filed a consolidated complaint on January 20, 2004. The consolidated complaint alleges that false natural gas price reporting by the defendants manipulated the prices of NYMEX natural gas futures and options. The complaint contains two counts under the Commodity Exchange Act, one for manipulation and one for aiding and abetting violations. CMS Energy is no longer a defendant, however, CMS MST and CMS Field Services are named as defendants. (CMS Energy sold CMS Field Services to Cantera Natural Gas, Inc. but is required to indemnify Cantera Natural Gas, Inc. with respect to this action.)

     In a similar but unrelated matter, Texas-Ohio Energy, Inc. filed a putative class action lawsuit in the United States District Court for the Eastern District of California against a number of energy companies engaged in the sale of natural gas in the United States. CMS Energy is named as a defendant. The complaint alleges defendants entered into a price-fixing conspiracy by engaging in activities to manipulate the price of natural gas in California. The complaint contains counts alleging violations of the Sherman Act, Cartwright Act (a California Statute), and the California Business and Profession Code relating to unlawful, unfair and deceptive business practices. The plaintiff in the Texas-Ohio case has agreed to extend the time for all defendants to answer or otherwise respond until after the multi district court litigation ("MDL") panel decides whether to take the case. There is currently pending in the Nevada federal district court a MDL matter involving seven complaints originally filed in various state courts in California. These complaints make allegations similar to those in the

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Texas-Ohio case regarding price reporting, although none contain a Sherman Act claim. Some of the defendants in the MDL matter who are also defendants in the Texas-Ohio case are trying to have the Texas-Ohio case transferred to the MDL proceeding.

     Benscheidt v. AEP Energy Services, Inc., et al., a new class action complaint containing allegations similar to those made in the Texas-Ohio case, albeit limited to California state law claims, was filed in California state court in February 2004. CMS Energy and CMS MST are named as defendants. Defendants are likely to seek to remove this action from the California federal district court and have it transferred to the MDL proceeding in Nevada.

     CMS Energy and the other CMS defendants will defend themselves vigorously, but cannot predict the outcome of these matters.

CONSUMERS' UNCERTAINTIES

     Several business trends or uncertainties may affect Consumers' financial results and condition. These trends or uncertainties have, or we expect could have, a material impact on revenues or income from continuing electric and gas operations. Such trends and uncertainties include:

     Environmental

     - increased capital expenditures and operating expenses for Clean Air Act compliance, and

     - potential environmental liabilities arising from various environmental laws and regulations, including potential liability or expenses relating to the Michigan Natural Resources and Environmental Protection Acts, Superfund, and at former manufactured gas plant facilities.

     Restructuring

     - response of the MPSC and Michigan legislature to electric industry restructuring issues,

     - ability to meet peak electric demand requirements at a reasonable cost, without market disruption,

     - ability to recover any of our net Stranded Costs under the regulatory policies being followed by the MPSC,

     - recovery of electric restructuring implementation costs,

     - effects of lost electric supply load to alternative electric suppliers, and

     - status as an electric transmission customer, instead of an electric transmission owner-operator.

     Regulatory

     - effects of conclusions about the causes of the August 14, 2003 blackout, including exposure to liability, increased regulatory requirements, and new legislation,

     - effects of potential performance standards payments,

     - successful implementation of initiatives to reduce exposure to purchased power price increases,

     - responses from regulators regarding the storage and ultimate disposal of spent nuclear fuel,

     - potential adverse appliance service plan ruling or related legislation,

     - inadequate regulatory response to applications for requested rate increases, and

     - response to increases in gas costs, including adverse regulatory response and reduced gas use by customers.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Other

     - pending litigation regarding PURPA qualifying facilities, and

     - pending litigation and government investigations.

CONSUMERS' ELECTRIC UTILITY CONTINGENCIES

     ELECTRIC ENVIRONMENTAL MATTERS: Our operations are subject to environmental laws and regulations. Costs to operate our facilities in compliance with these laws and regulations generally have been recovered in customer rates.

     Clean Air: In 1998, the EPA issued regulations requiring the state of Michigan to further limit nitrogen oxide emissions at our coal-fired electric plants. The Michigan Department of Environmental Quality finalized its rules to comply with the EPA regulations in December 2002. It submitted these rules to the EPA for approval in the first quarter of 2003. The EPA has yet to approve the Michigan rules. If the EPA does not approve the Michigan rules, similar federal regulations will take effect.

     The EPA and the state regulations require us to make significant capital expenditures estimated to be $771 million. As of December 31, 2003, we have incurred $446 million in capital expenditures to comply with the EPA regulations and anticipate that the remaining $325 million of capital expenditures will be incurred between 2004 and 2009. These expenditures include installing catalytic reduction technology on some of our coal-fired electric plants. Based on the Customer Choice Act, beginning January 2004, an annual return of and on these types of capital expenditures, to the extent they are above depreciation levels, is expected to be recoverable from customers, subject to a MPSC prudency hearing.

     The EPA has alleged that some utilities have incorrectly classified plant modifications as "routine maintenance" rather than seek modification permits from the EPA. We have received and responded to information requests from the EPA on this subject. We believe that we have properly interpreted the requirements of "routine maintenance." If our interpretation is found to be incorrect, we may be required to install additional pollution controls at some or all of our coal-fired electric plants.

     In addition to modifying the coal-fired electric plants, we expect to purchase nitrogen oxide emissions credits for years 2004 through 2008. The cost of these credits is estimated to average $8 million per year and is accounted for as inventory. The credit inventory is expensed as the coal-fired electric plants generate electricity. The price for nitrogen oxide emissions credits is volatile and could change substantially.

     Future clean air regulations requiring emission controls for sulfur dioxide, nitrogen oxides, mercury, and nickel may require additional capital expenditures. Total expenditures will depend upon the final makeup of the new regulations.

     Water: The EPA has proposed changes to the rules that govern generating plant cooling water intake systems. The proposed rules will require significant reduction in fish killed by operating equipment. The proposed rules are scheduled to become final in the first quarter of 2004 and some of our facilities would be required to comply by 2006. We are studying the proposed rules to determine the most cost-effective solutions for compliance.

     Cleanup and Solid Waste: Under the Michigan Natural Resources and Environmental Protection Act, we expect that we will ultimately incur investigation and remedial action costs at a number of sites. We believe that these costs will be recoverable in rates under current ratemaking policies.

     We are a potentially responsible party at several contaminated sites administered under Superfund. Superfund liability is joint and several, meaning that many other creditworthy parties with substantial assets are potentially responsible with respect to the individual sites. Based on past experience, we estimate that our share of

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the total liability for the known Superfund sites will be between $1 million and $9 million. As of December 31, 2003, we have recorded a liability for the minimum amount of our estimated Superfund liability.

     In October 1998, during routine maintenance activities, we identified PCB as a component in certain paint, grout, and sealant materials at the Ludington Pumped Storage facility. We removed and replaced part of the PCB material. We have proposed a plan to deal with the remaining materials and are awaiting a response from the EPA.

     LITIGATION: In October 2003, a group of eight PURPA qualifying facilities selling power to us filed a lawsuit in Ingham County Circuit Court. The lawsuit alleges that we incorrectly calculated the energy charge payments made pursuant to power purchase agreements with qualifying facilities. More specifically, the lawsuit alleges that we should be basing the energy charge calculation on the cost of more expensive eastern coal, rather than on the cost of the coal actually burned by us for use in our coal-fired generating plants. We believe we have been performing the calculation in the manner prescribed by the power purchase agreements, and have filed a request with the MPSC (as a supplement to the PSCR plan) that asks the MPSC to review this issue and to confirm that our method of performing the calculation is correct. We filed a motion to dismiss the lawsuit in the Ingham County Circuit Court due to the pending request at the MPSC in regard to the PSCR plan case. In February 2004, the judge ruled on the motion and deferred to the primary jurisdiction of the MPSC. This ruling effectively suspends the lawsuit until the MPSC rules. Although only eight qualifying facilities have raised the issue, the same energy charge methodology is used in the PPA with the MCV Partnership and in approximately 20 additional power purchase agreements with us, representing a total of 1,670 MW of electric capacity. We cannot predict the outcome of this matter.

CONSUMERS' ELECTRIC UTILITY RESTRUCTURING MATTERS

     ELECTRIC RESTRUCTURING LEGISLATION: In June 2000, the Michigan legislature passed electric utility restructuring legislation known as the Customer Choice Act. This act:

     - allows all customers to choose their electric generation supplier effective January 1, 2002,

     - provides a one-time five percent residential electric rate reduction,

     - froze all electric rates through December 31, 2003, and established a rate cap for residential customers through at least December 31, 2005, and a rate cap for small commercial and industrial customers through at least December 31, 2004,

     - allows deferred recovery of an annual return of and on capital expenditures in excess of depreciation levels incurred during and before the rate freeze-cap period,

     - allows for the use of Securitization bonds to refinance qualified costs,

     - allows recovery of net Stranded Costs and implementation costs incurred as a result of the passage of the act,

     - requires Michigan utilities to join a FERC-approved RTO or sell their interest in transmission facilities to an independent transmission owner,

     - requires Consumers, Detroit Edison, and AEP to jointly expand their available transmission capability by at least 2,000 MW, and

     - establishes a market power supply test that, if not met, may require transferring control of generation resources in excess of that required to serve retail sales requirements.

     The following summarizes our status under the last three provisions of the Customer Choice Act. First, we chose to sell our interest in our transmission facilities to an independent transmission owner in order to comply with the Customer Choice Act; for additional details regarding the sale of the transmission facility, see "Transmission Sale" within this section. Second, in July 2002, the MPSC issued an order approving our plan to

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

achieve the increased transmission capacity required under the Customer Choice Act. The MPSC found that once the planned projects were completed and verification was submitted, a utility was in technical compliance. We have completed the transmission capacity projects identified in the plan and have submitted verification of this fact to the MPSC. We believe we are in full compliance. Lastly, in September 2003, the MPSC issued an order finding that we are in compliance with the market power supply test set forth in the Customer Choice Act.

     ELECTRIC ROA PLAN: In 1998, we submitted a plan for electric ROA to the MPSC. In March 1999, the MPSC issued orders generally supporting the plan. The Customer Choice Act states that the MPSC orders issued before June 2000 are in compliance with this act and enforceable by the MPSC. Those MPSC orders:

     - allow electric customers to choose their supplier,

     - authorize recovery of net Stranded Costs from ROA customers and implementation costs from all customer classes, and

     - confirm any voluntary commitments of electric utilities.

     The MPSC approved revised tariffs that establish the rates, terms, and conditions under which retail customers are permitted to choose an electric supplier. These revised tariffs allow ROA customers, upon as little as 30 days notice to us, to return to our generation service at current tariff rates. If any class of customers' (residential, commercial, or industrial) ROA load reaches ten percent of our total load for that class of customers, then returning ROA customers for that class must give 60 days notice to return to our generation service at current tariff rates. However, we may not have capacity available to serve returning ROA customers that is sufficient or reasonably priced. As a result, we may be forced to purchase electricity on the spot market at higher prices than we can recover from our customers during the rate cap periods.

     We cannot predict the total amount of electric supply load that may be lost to competitor suppliers. As of March 2004, alternative electric suppliers are providing 735 MW of load. This amount represents nine percent of the total distribution load and an increase of 42 percent compared to March 2003.

     We cannot predict whether the Stranded Cost recovery method adopted by the MPSC will be applied in a manner that will fully offset any associated margin loss from ROA. In February 2004, the MPSC issued an order on Detroit Edison's request for rate relief for costs associated with customers leaving under electric customer choice. The MPSC order allows Detroit Edison to charge a transition surcharge of approximately 0.4 cent per kWh to ROA customers and eliminates securitization offsets of 0.7 cents per kWh for primary service customers and 0.9 cents per kWh for secondary service customers. We are seeking similar recovery of Stranded Costs due to ROA customers leaving our system and are encouraged by this ruling.

     ELECTRIC RESTRUCTURING PROCEEDINGS: Below is a discussion of our electric restructuring proceedings. They are:

     - Securitization,

     - Stranded Costs,

     - implementation costs, and

     - transmission.

     Securitization: The Customer Choice Act allows for the use of Securitization bonds to refinance certain qualified costs. Since Securitization involves issuing bonds secured by a revenue stream from rates collected directly from customers to service the bonds, Securitization bonds typically have a higher credit rating than

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

conventional utility corporate financing. In 2000 and 2001, the MPSC issued orders authorizing us to issue Securitization bonds. We issued our first Securitization bonds in late 2001. Securitization resulted in:

     - lower interest costs, and

     - longer amortization periods for the securitized assets.

     We will recover the repayment of principal, interest, and other expenses relating to the bond issuance through a Securitization charge and a tax charge that began in December 2001. These charges are subject to an annual true up until one year prior to the last scheduled bond maturity date, and no more than quarterly thereafter. The December 2003 true up modified the total Securitization and related tax charges from 1.746 mills per kWh to 1.718 mills per kWh. There will be no impact on customer bills from Securitization for most of our electric customers until the Customer Choice Act cap period expires, and an electric rate case is processed. Securitization charge collections, $50 million for the twelve months ended December 31, 2003, and $52 million for the twelve months ended December 31, 2002, are remitted to a trustee. Securitization charge collections are restricted to the repayment of the principal and interest on the Securitization bonds and payment of the ongoing expenses of Consumers Funding. Consumers Funding is legally separate from Consumers. The assets and income of Consumers Funding, including the securitized property, are not available to creditors of Consumers or CMS Energy.

     In March 2003, we filed an application with the MPSC seeking approval to issue additional Securitization bonds. In June 2003, the MPSC issued a financing order authorizing the issuance of Securitization bonds in the amount of $554 million. This amount relates to Clean Air Act expenditures and associated return on those expenditures through December 31, 2002; ROA implementation costs, and previously authorized return on those expenditures through December 31, 2000; and other up front qualified costs related to issuance of the Securitization bonds. The MPSC rejected the portion of the application related to pension costs. The MPSC based its decision on the reasoning that a rebounding economy and stock market could potentially reverse recent Pension Plan losses. Also, the MPSC rejected Palisades expenditures previously not securitized as eligible securitized costs; therefore, these costs will be included in a future electric rate case proceeding with the MPSC and as a component of the 2002 net Stranded Cost calculation. In July 2003, we filed for rehearing and clarification on a number of features in the financing order.

     In December 2003, the MPSC issued its order on rehearing, which rejected our requests for clarification and modification to the dividend payment restriction, failed to rule directly on the accounting clarifications requested, and remanded the proceeding to the ALJ for additional proceedings to address rate design. We filed testimony regarding the remanded proceeding in February 2004. The financing order will become effective after acceptance by us and resolution of any appeals.

     Stranded Costs: The Customer Choice Act allows electric utilities to recover their net Stranded Costs, without defining the term. The Act directs the MPSC to establish a method of calculating net Stranded Costs and of conducting related true-up adjustments. In December 2001, the MPSC Staff recommended a methodology, which calculated net Stranded Costs as the shortfall between:

     - the revenue required to cover the costs associated with fixed generation assets and capacity payments associated with purchase power agreements, and

     - the revenues received from customers under existing rates available to cover the revenue requirement.

     We are authorized by the MPSC to use deferred accounting to recognize the future recovery of costs determined to be stranded. According to the MPSC, net Stranded Costs are to be recovered from ROA customers through a Stranded Cost transition charge. However, the MPSC has not yet allowed such a transition charge and we have not recorded regulatory assets to recognize the future recovery of such costs.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In 2002 and 2001, the MPSC issued orders finding that we experienced zero net Stranded Costs from 1999 to 2001. The MPSC also declined to resolve numerous issues regarding the net Stranded Cost methodology in a way that would allow a reliable prediction of the level of Stranded Costs for future years. We are currently in the process of appealing these orders with the Michigan Court of Appeals and the Michigan Supreme Court.

     In March 2003, we filed an application with the MPSC seeking approval of net Stranded Costs incurred in 2002, and for approval of a net Stranded Cost recovery charge. Our net Stranded Costs incurred in 2002 are estimated to be $38 million with the issuance of Securitization bonds that include Clean Air Act investments, or $85 million without the issuance of Securitization bonds that include Clean Air Act investments. The MPSC scheduled hearings for our 2002 Stranded Cost application to take place during the second quarter of 2004.

     Once a final financing order on Securitization is reached, we will know the amount of our request for net Stranded Cost recovery for 2002. We cannot predict how the MPSC will rule on our request for the recoverability of Stranded Costs.

     Implementation Costs: Since 1997, we have incurred significant electric utility restructuring implementation costs. The Customer Choice Act allows electric utilities to recover their implementation costs. The following table outlines the applications filed by us with the MPSC and the status of recovery for these costs.

                YEAR FILED                    YEAR INCURRED    REQUESTED    PENDING    ALLOWED    DISALLOWED
                ----------                    -------------    ---------    -------    -------    ----------
                                                                                IN MILLIONS
1999......................................     1997 & 1998        $20        $ --          $15          $5
2000......................................            1999         30          --           25           5
2001......................................            2000         25          --           20           5
2002......................................            2001          8          --            8          --
2003......................................            2002          2           2      Pending     Pending

     The MPSC disallowed certain costs, determining that these amounts did not represent costs incremental to costs already reflected in electric rates. In the order received for the year 2001, the MPSC also reserved the right to reevaluate the implementation costs depending upon the progress and success of the ROA program, and ruled that due to the rate freeze imposed by the Customer Choice Act, it was premature to establish a cost recovery method for the allowable implementation costs. In addition to the amounts shown above, we incurred and deferred as a regulatory asset, as of December 31, 2003, $2 million of additional implementation costs and $19 million for the cost of money associated with total implementation costs. We believe the implementation costs and associated cost of money are fully recoverable in accordance with the Customer Choice Act. Cash recovery from customers is expected to begin after the rate cap period expires. The rate cap expired for large commercial and industrial customers on December 31, 2003. We have asked to include implementation costs through December 31, 2000 in the pending Securitization case. If approved, the sale of Securitization bonds will allow for the recovery of a significant portion of these costs. We cannot predict the amount the MPSC will approve as allowable costs.

     Also, we are pursuing authorization at the FERC for MISO to reimburse us for $8 million in certain electric utility restructuring implementation costs related to our former participation in the development of the Alliance RTO, a portion of which has been expensed. In May 2003, the FERC issued an order denying MISO's request for authorization to reimburse us. In June 2003, we filed a joint petition with MISO for rehearing with the FERC, which the FERC denied in September 2003. We appealed the FERC ruling at the United States Court of Appeals for the District of Columbia and are pursuing other potential means of recovery at the FERC. In conjunction with our appeal of the September order denying recovery, MISO agreed to file a request with the FERC seeking authority to reimburse METC. As part of the contract for the sale of our former transmission system, should the FERC approve the new MISO filing, METC is contractually obligated to flow-through to us the full amount of any Alliance RTO start-up costs that it is authorized to recover by FERC. We cannot predict the outcome of the

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

appeal process, the MISO request, or the ultimate amount, if any, FERC will allow us to collect for implementation costs.

     Transmission Rates: Our application of JOATT transmission rates to customers during past periods is under FERC review. The rates included in these tariffs were applied to certain transmission transactions affecting both Detroit Edison's and our transmission systems between 1997 and 2002. We believe our reserve is sufficient to satisfy our refund obligation to any of our former transmission customers under our former JOATT.

     TRANSMISSION SALE: In May 2002, we sold our electric transmission system for $290 million to MTH, a non-affiliated limited partnership whose general partner is a subsidiary of Trans-Elect, Inc. The pretax gain was $31 million ($26 million, net of tax). We are currently in arbitration with MTH regarding property tax items used in establishing the selling price of our electric transmission system. We cannot predict whether the remaining open items will impact materially the recorded gain on the sale.

     As a result of the sale, after-tax earnings have decreased due to a loss of revenue from wholesale and ROA customers who will buy services directly from MTH.

     METC has completed the capital program to expand the transmission system's capability to import electricity into Michigan, as required by the Customer Choice Act. We will continue to maintain the system until May 1, 2007 under a contract with METC.

     Under an agreement with MTH, transmission rates charged to us are fixed by contract at current levels through December 31, 2005, and are subject to FERC ratemaking thereafter. However, we are subject to certain additional MISO surcharges, which are estimated to be $15 million in 2004.

CONSUMERS' ELECTRIC UTILITY RATE MATTERS

     AUGUST 14, 2003 BLACKOUT: On August 14, 2003, the electric transmission grid serving parts of the Midwest and the Northeast experienced a significant disturbance that impacted electric service to millions of homes and businesses. Approximately 100,000 of our 1.7 million electric customers were without power for approximately 24 hours as a result of the disturbance. We incurred $1 million of immediate expense as a result of the blackout. We continue to cooperate with investigations of the blackout by several federal and state agencies. We cannot predict the outcome of these investigations.

     In November 2003, the MPSC released its report on the blackout. The MPSC report found no evidence to suggest that the events in Michigan or actions taken by the Michigan utilities or transmission operators were factors contributing to the cause of the blackout. Also in November 2003, the United States and Canadian power system outage task force preliminarily reported that the primary cause of the blackout was due to transmission line contact with trees in areas outside of Consumers' operating territory. In December 2003, the MPSC issued an order requiring Michigan investor-owned utilities to file reports by April 1, 2004, on the status of the transmission and distribution lines used to serve their customers, including details on vegetation trimming practices in calendar year 2003. Consumers intends to comply with the MPSC's request.

     In February 2004, the Board of Trustees of NERC approved recommendations to improve electric transmission reliability. The key recommendations are as follows:

     - strengthen the NERC compliance enforcement program,

     - evaluate vegetation management procedures, and

     - improve technology to prevent or mitigate future blackouts.

     These recommendations require transmission operators, which Consumers is not, to submit annual reports on vegetation management beginning March 2005 and improve technology over various milestones throughout

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2004. These recommendations could result in increased transmission costs payable by transmission customers in the future. The financial impacts of these recommendations are not currently quantifiable.

     PERFORMANCE STANDARDS: Electric distribution performance standards developed by the MPSC were in proposal status during 2002 and 2003. The performance standards were placed into Michigan law in January 2004 and became effective on February 9, 2004. They relate to restoration after an outage, safety, and customer relations. During 2002 and 2003, Consumers monitored and reported to the MPSC its performance relative to the performance standards. Year-end results for both 2002 and 2003 resulted in compliance with the acceptable level of performance as established by the approved standards.

     Financial incentives and penalties are contained within the performance standards. An incentive is possible if all of the established performance standards have been exceeded for a calendar year. However, the value of such incentive cannot be determined at this point as the performance standards do not contain an approved incentive mechanism. Financial penalties in the form of customer credits are also possible. These customer credits are based on duration and repetition of outages. We cannot predict the likely effects of the financial incentive or penalties, if any, on us.

     POWER SUPPLY COSTS: We were required to provide backup service to ROA customers on a best efforts basis. In October 2003, we provided notice to the MPSC that we would terminate the provision of backup service in accordance with the Customer Choice Act, effective January 1, 2004.

     To reduce the risk of high electric prices during peak demand periods and to achieve our reserve margin target, we employ a strategy of purchasing electric call option and capacity and energy contracts for the physical delivery of electricity primarily in the summer months and to a lesser degree in the winter months. As of December 31, 2003, we purchased capacity and energy contracts partially covering the estimated reserve margin requirements for 2004 through 2007. As a result, we have recognized an asset of $20 million for unexpired capacity and energy contracts. Currently, we have a reserve margin of 5 percent, or supply resources equal to 105 percent of projected summer peak load for summer 2004. We are in the process of securing the additional capacity needed to meet our summer 2004 reserve margin target of 11 percent (111 percent of projected summer peak load). The total premium costs of electricity call option and capacity and energy contracts for 2003 were approximately $10 million.

     As a result of meeting the transmission capability expansion requirements and the market power test, as discussed in this note, we have met the requirements under the Customer Choice Act to return to the PSCR process. The PSCR process provides for the reconciliation of actual power supply costs with power supply revenues. This process assures recovery of all reasonable and prudent power supply costs actually incurred by us. In September 2003, we submitted a PSCR filing to the MPSC that reinstates the PSCR process for customers whose rates are no longer frozen or capped as of January 1, 2004. The proposed PSCR charge allows us to recover a portion of our increased power supply costs from large commercial and industrial customers, and subject to the overall rate cap, from other customers. We estimate the recovery of increased power supply costs from large commercial and industrial customers to be approximately $30 million in 2004. As allowed under current regulation, we self-implemented the proposed PSCR charge on January 1, 2004. The revenues received from the PSCR charge are also subject to subsequent reconciliation at the end of the year after actual costs have been reviewed for reasonableness and prudence. We cannot predict the outcome of this filing.

OTHER CONSUMERS' ELECTRIC UTILITY UNCERTAINTIES

     THE MIDLAND COGENERATION VENTURE: The MCV Partnership, which leases and operates the MCV Facility, contracted to sell electricity to Consumers for a 35-year period beginning in 1990 and to supply electricity and

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

steam to Dow. We hold, through two wholly owned subsidiaries, the following assets related to the MCV Partnership and MCV Facility:

     - CMS Midland owns a 49 percent general partnership interest in the MCV Partnership, and

     - CMS Holdings holds, through FMLP, a 35 percent lessor interest in the MCV Facility.

     Our consolidated retained earnings include undistributed earnings from the MCV Partnership, which at December 31, 2003 are $245 million and at December 31, 2002 are $226 million.

Summarized Statements of Income for CMS Midland and CMS Holdings

                                                                    YEARS ENDED
                                                                    DECEMBER 31
                                                                --------------------
                                                                2003    2002    2001
                                                                ----    ----    ----
                                                                    IN MILLIONS
Earnings from equity method investees.......................    $42     $52     $38
Operating expenses, taxes and other.........................     22      18      13
                                                                ---     ---     ---
Income before cumulative effect of accounting change........    $20     $34     $25
Cumulative effect of change in method of accounting for
  derivatives, net of $10 million tax expense in 2002 (Note
  15).......................................................     --      18      --
                                                                ---     ---     ---
Net income..................................................    $20     $52     $25
                                                                ===     ===     ===

     Power Supply Purchases from the MCV Partnership: Our annual obligation to purchase capacity from the MCV Partnership is 1,240 MW through the term of the PPA ending in 2025. The PPA requires us to pay, based on the MCV Facility's availability, a levelized average capacity charge of 3.77 cents per kWh and a fixed energy charge. We also pay a variable energy charge based on our average cost of coal consumed for all kWh delivered. Effective January 1999, we reached a settlement agreement with the MCV Partnership that capped payments made on the basis of availability that may be billed by the MCV Partnership at a maximum
98.5 percent availability level.

     Since January 1993, the MPSC has permitted us to recover capacity charges averaging 3.62 cents per kWh for 915 MW, plus fixed and variable energy charges. Since January 1996, the MPSC has also permitted us to recover capacity charges for the remaining 325 MW of contract capacity with an initial average charge of
2.86 cents per kWh increasing periodically to an eventual 3.62 cents per kWh by 2004 and thereafter. However, due to the frozen retail rates required by the Customer Choice Act, the capacity charge for the 325 MW was frozen at 3.17 cents per kWh until December 31, 2003. Recovery of both the 915 MW and 325 MW portions of the PPA are subject to certain limitations discussed below.

     In 1992, we recognized a loss and established a liability for the present value of the estimated future underrecoveries of power supply costs under the PPA based on MPSC cost-recovery orders. The remaining liability associated with the loss totaled $27 million at December 31, 2003, $53 million at December 31, 2002, and $77 million at December 31, 2001. We expect the PPA liability to be depleted in late 2004.

     We estimate that 51 percent of the actual cash underrecoveries for 2004 will be charged to the PPA liability, with the remaining portion charged to operating expense as a result of our 49 percent ownership in the MCV Partnership. We will expense all cash underrecoveries directly to income once the PPA liability is depleted. If the

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MCV Facility's generating availability remains at the maximum 98.5 percent level, our cash underrecoveries associated with the PPA could be as follows:

                                                                2004    2005    2006    2007
                                                                ----    ----    ----    ----
                                                                        IN MILLIONS
Estimated cash underrecoveries at 98.5%.....................    $56     $56     $55     $39
Amount to be charged to operating expense...................     29      56      55      39
Amount to be charged to PPA liability.......................     27      --      --      --

     Beginning January 1, 2004, the rate freeze for large industrial customers was no longer in effect and we returned to the PSCR process. Under the PSCR process, we will recover from our customers the capacity and fixed energy charges based on availability, up to an availability cap of 88.7 percent as established in previous MPSC orders.

     Effects on Our Ownership Interest in the MCV Partnership and MCV
Facility: As a result of returning to the PSCR process, we returned to dispatching the MCV Facility on a fixed load basis, as permitted by the MPSC, in order to maximize recovery of our capacity payments. This fixed load dispatch increases the MCV Facility's output and electricity production costs, such as natural gas. As the spread between the MCV Facility's variable electricity production costs and its energy payment revenue widens, the MCV's Partnership's financial performance and our equity interest in the MCV Partnership may be affected negatively.

     Under the PPA, variable energy payments to the MCV Partnership are based on the cost of coal burned at our coal plants and operation and maintenance expenses. However, the MCV Partnership's costs of producing electricity are tied to the cost of natural gas. Because natural gas prices have increased substantially in recent years, while the price the MCV Partnership can charge us for energy has not, the MCV Partnership's financial performance has been impacted negatively.

     Until September 2007, the PPA and settlement require us to pay capacity and fixed energy charges based on the MCV Facility's actual availability up to the
98.5 percent cap. After September 2007, we expect to exercise the regulatory out provision in the PPA, limiting our capacity and fixed energy payments to the MCV Partnership to the amount collected from our customers. The MPSC's future actions on the capacity and fixed energy payments recoverable from customers subsequent to September 2007 may affect negatively the earnings of the MCV Partnership and the value of our equity interest in the MCV Partnership.

     In February 2004, we filed a resource conservation plan with the MPSC that is intended to help conserve natural gas and thereby improve our equity investment in the MCV Partnership. This plan seeks approval to:

     - dispatch the MCV Facility on an economic basis depending on natural gas market prices without increased costs to electric customers,

     - give Consumers a priority right to buy excess natural gas as a result of the reduced dispatch of the MCV Facility, and

     - fund $5 million annually for renewable energy sources such as wind power projects.

     The resource conservation plan will reduce the MCV Facility's annual natural gas consumption by an estimated 30 to 40 billion cubic feet. This decrease in the quantity of high-priced natural gas consumed by the MCV Facility will benefit Consumers' ownership interest in the MCV Partnership. The amount of PPA capacity and fixed energy payments recovered from retail electric customers would remain capped at 88.7 percent. Therefore, customers will not be charged for any increased power supply costs, if they occur. Consumers and the MCV Partnership have reached an agreement that the MCV Partnership will reimburse Consumers for any incremental power costs incurred to replace the reduction in power dispatched from the MCV Facility. We requested that the MPSC provide interim approval while it conducts a full review of the plan. The MPSC has

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

scheduled a prehearing conference with respect to the MCV resource conservation plan for April 2004. We cannot predict if or when the MPSC will approve our request.

     The two most significant variables in the analysis of the MCV Partnership's future financial performance are the forward price of natural gas for the next 22 years and the MPSC's decision in 2007 or beyond on our recovery of capacity payments. Natural gas prices have been historically volatile. Presently, there is no consensus in the marketplace on the price or range of prices of natural gas in the short term or beyond the next five years. Therefore, we cannot predict the impact of these issues on our future earnings, cash flows, or on the value of our equity interest in the MCV Partnership.

     NUCLEAR MATTERS: Big Rock: Significant progress continues to be made in the decommissioning of Big Rock. We submitted the License Termination Plan to the NRC staff for review in April 2003. System dismantlement and building demolition are on schedule to return the 560-acre site to a natural setting for unrestricted use in early 2006. The NRC and Michigan Department of Environmental Quality continue to find that all decommissioning activities at Big Rock are being performed in accordance with applicable regulatory and license requirements.

     Seven transportable dry casks have been loaded with spent nuclear fuel and an eighth cask has been loaded with high-level radioactive waste material. These dry casks will remain onsite until the DOE moves the material to a national spent nuclear fuel repository.

     Palisades: In July 2003, the NRC completed its mid-cycle plant performance assessment of Palisades. The mid-cycle assessment for Palisades covered the period from January 1, 2003 through the end of July 2003. The NRC determined that Palisades was operated in a manner that preserved public health and safety and fully met all cornerstone objectives. Based on the plant's performance, only regularly scheduled inspections are planned through September 2004.

     The amount of spent nuclear fuel exceeds Palisades' temporary onsite storage pool capacity. We are using dry casks for temporary onsite storage. As of December 31, 2003, we have loaded 18 dry casks with spent nuclear fuel and we will need to load additional dry casks by the fall of 2004 in order to continue operation. Palisades currently has three empty dry casks onsite, with storage pad capacity for up to seven additional loaded dry casks. We anticipate that transportable dry casks, along with more storage pad capacity, will be available by fall 2004.

     DOE Litigation: In 1997, a U.S. Court of Appeals decision confirmed that the DOE was to begin accepting deliveries of spent nuclear fuel for disposal by January 1998. Subsequent U.S. Court of Appeals litigation, in which we and other utilities participated, has not been successful in producing more specific relief for the DOE's failure to accept the spent nuclear fuel.

     There are two court decisions that support the right of utilities to pursue damage claims in the United States Court of Claims against the DOE for failure to take delivery of spent nuclear fuel. A number of utilities have initiated litigation in the United States Court of Claims; we filed our complaint in December 2002. If our litigation against the DOE is successful, we anticipate future recoveries from the DOE. The recoveries will be used to pay the cost of spent nuclear fuel storage until the DOE takes possession as required by law. We can make no assurance that the litigation against the DOE will be successful.

     In July 2002, Congress approved and the President signed a bill designating the site at Yucca Mountain, Nevada, for the development of a repository for the disposal of high-level radioactive waste and spent nuclear fuel. The next step will be for the DOE to submit an application to the NRC for a license to begin construction of the repository. The application and review process is estimated to take several years.

     Spent nuclear fuel complaint: In March 2003, the Michigan Environmental Council, the Public Interest Research Group in Michigan, and the Michigan Consumer Federation filed a complaint with the MPSC, which was served on us by the MPSC in April 2003. The complaint asks the MPSC to initiate a generic investigation

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and contested case to review all facts and issues concerning costs associated with spent nuclear fuel storage and disposal. The complaint seeks a variety of relief with respect to Consumers, Detroit Edison, Indiana & Michigan Electric Company, Wisconsin Electric Power Company, and Wisconsin Public Service Corporation. The complaint states that amounts collected from customers for spent nuclear storage and disposal should be placed in an independent trust. The complaint also asks the MPSC to take additional actions. In May 2003, Consumers and other named utilities each filed motions to dismiss the complaint. We are unable to predict the outcome of this matter.

     Insurance: We maintain nuclear insurance coverage on our nuclear plants. At Palisades, we maintain nuclear property insurance from NEIL, totaling $2.750 billion and insurance that would partially cover the cost of replacement power during certain prolonged accidental outages. Because NEIL is a mutual insurance company, we could be subject to assessments of up to $26 million in any policy year if insured losses in excess of NEIL's maximum policyholders surplus occur at our, or any other member's, nuclear facility. NEIL's policies include coverage for acts of terrorism.

     At Palisades, we maintain nuclear liability insurance for third-party bodily injury and off-site property damage resulting from a nuclear hazard for up to approximately $10.862 billion, the maximum insurance liability limits established by the Price-Anderson Act. The United States Congress enacted the Price-Anderson Act to provide financial liability protection for those parties who may be liable for a nuclear accident or incident. Part of the Price-Anderson Act's financial protection is a mandatory industry-wide program where owners of nuclear generating facilities could be assessed if a nuclear incident occurs at any nuclear generating facility. The maximum assessment against us could be $101 million per occurrence, limited to maximum annual installment payments of $10 million.

     We also maintain insurance under a program that covers tort claims for bodily injury to nuclear workers caused by nuclear hazards. The policy contains a $300 million nuclear industry aggregate limit. Under a previous insurance program providing coverage for claims brought by nuclear workers, we remain responsible for a maximum assessment of up to $6 million.

     Big Rock remains insured for nuclear liability by a combination of insurance and a NRC indemnity totaling $544 million and a nuclear property insurance policy from NEIL.

     Insurance policy terms, limits, and conditions are subject to change during the year as we renew our policies.

     COMMITMENTS FOR FUTURE PURCHASES: We enter into a number of unconditional purchase obligations that represent normal business operating contracts. These contracts are used to assure an adequate supply of goods and services necessary for the operation of our business and to minimize exposure to market price fluctuations. We believe that these future costs are prudent and reasonably assured of recovery in future rates.

     Coal Supply and Transportation: We have entered into coal supply contracts with various suppliers for our coal-fired generating stations. Under the terms of these agreements, we are obligated to take physical delivery of the coal and make payment based upon the contract terms. Our coal supply contracts expire from 2004 to 2005, and total an estimated $177 million. Our coal transportation contracts expire from 2004 to 2007, and total an estimated $139 million. Long-term coal supply contracts account for approximately 60 to 90 percent of our annual coal requirements. In 2003, coal purchases totaled $265 million of which $207 million (78 percent of the tonnage requirement) was under long-term contract. We supplement our long-term contracts with spot-market purchases.

     Power Supply, Capacity, and Transmission: As of December 31, 2003, we had future unrecognized commitments to purchase power transmission services under fixed price forward contracts for 2004 and 2005 totaling $8 million. We also had commitments to purchase capacity and energy under long-term power purchase agreements with various generating plants including the MCV Facility. These contracts require monthly capacity payments based on the plants' availability or deliverability. These payments for 2004 through 2030 total an

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

estimated $14.483 billion, undiscounted, which includes $11.381 billion related to the MCV Facility. These payments exclude the obligations that Consumers has with the Genesee, Grayling, and Filer City generating plants because these entities are consolidated for CMS Energy under FASB Interpretation No. 46. This amount may vary depending upon plant availability and fuel costs. If a plant was not available to deliver electricity to us, then we would not be obligated to make the capacity payment until the plant could deliver.

CONSUMERS' GAS UTILITY CONTINGENCIES

     GAS ENVIRONMENTAL MATTERS: We expect to have investigation and remedial costs at a number of sites under the Michigan Natural Resources and Environmental Protection Act, a Michigan statute that covers environmental activities including remediation. These sites include 23 former manufactured gas plant facilities. We operated the facilities on these sites for some part of their operating lives. For some of these sites, we have no current ownership or may own only a portion of the original site. We have completed initial investigations at the 23 sites. We will continue to implement remediation plans for sites where we have received MDEQ remediation plan approval. We will also work toward resolving environmental issues at sites as studies are completed.

     We have estimated our costs for investigation and remedial action at all 23 sites using the Gas Research Institute-Manufactured Gas Plant Probabilistic Cost Model. We expect our remaining costs to be between $37 million and $90 million. The range reflects multiple alternatives with various assumptions for resolving the environmental issues at each site. The estimates are based on discounted 2003 costs using a discount rate of three percent. The discount rate represents a ten-year average of U.S. Treasury bond rates reduced for increases in the consumer price index. We expect to fund most of these costs through insurance proceeds and through MPSC approved rates charged to our customers. As of December 31, 2003, we have recorded a liability of $44 million, net of $38 million of expenditures incurred to date, and a regulatory asset of $67 million. Any significant change in assumptions, such as an increase in the number of sites, different remediation techniques, nature and extent of contamination, and legal and regulatory requirements, could affect our estimate of remedial action costs.

     In its November 2002 gas distribution rate order, the MPSC authorized us to continue to recover approximately $1 million of manufactured gas plant facilities environmental clean-up costs annually. This amount will continue to be offset by $2 million to reflect amounts recovered from all other sources. We defer and amortize, over a period of 10 years, manufactured gas plant facilities environmental clean-up costs above the amount currently included in rates. Additional amortization of the expense in our rates cannot begin until after a prudency review in a gas rate case.

CONSUMERS' GAS UTILITY RATE MATTERS

     GAS COST RECOVERY: The MPSC is required by law to allow us to charge customers for our actual cost of purchased natural gas. The GCR process is designed to allow us to recover all of our gas costs; however, the MPSC reviews these costs for prudency in an annual reconciliation proceeding. In June 2003, we filed a reconciliation of GCR costs and revenues for the 12-months ended March 2003. We proposed to recover from our customers approximately $6 million of under-recovered gas costs using a roll-in methodology. The roll-in methodology incorporates the GCR under-recovery in the next GCR plan year. The approach was approved by the MPSC in a November 2002 order.

     In January 2004, intervenors filed their positions in our 2003 GCR case. Their positions were that not all of our gas purchasing decisions were prudent during April 2002 through March 2003 and they proposed disallowances. In February 2004, the parties in the case reached a tentative settlement agreement that would result in a GCR disallowance of $11 million for the GCR period. Interest on the disallowed amount from April 1, 2003 through February 2004, at the Consumers' authorized rate of return, adds $1 million to the cost of the settlement. We believe this settlement agreement will be executed by the parties in the case in the near future and approved by the MPSC. A reserve was recorded in December 2003.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In July 2003, the MPSC approved a settlement agreement authorizing us to increase our gas cost recovery for the remainder of the current GCR plan year (August 2003 through March 2004) and to apply a quarterly ceiling price adjustment, based on a formula that tracks changes in NYMEX natural gas prices. The terms of the settlement allow a GCR ceiling price of $6.11 per mcf. Our GCR is $5.36 per mcf for March 2004 bills.

     2003 GAS RATE CASE: In March 2003, we filed an application with the MPSC for a $156 million annual increase in our gas delivery and transportation rates that included a 13.5 percent return on equity. In September 2003, we filed an update to our gas rate case that lowered the requested revenue increase from $156 million to $139 million and reduced the return on common equity from 13.5 percent to 12.75 percent. The MPSC authorized an interim gas rate increase of $19 million annually. The interim increase is under bond and subject to refund if the final rate relief is a lesser amount. The interim increase order includes a $34 million reduction in book depreciation expense and related income taxes effective only during the period that we receive the interim relief. The MPSC order allowed us to increase our rates beginning December 19, 2003. As part of the interim order, Consumers agreed to restrict its dividend payments to CMS Energy, to a maximum of $190 million annually during the period that Consumers receives the interim relief. On March 5, 2004, the ALJ issued a Proposal for Decision recommending that the MPSC not rely upon the projected test year data included in our filing and supported by the MPSC Staff and further recommended that the application be dismissed. The MPSC is not bound by these recommendations and will consider the issues anew after receipt of exceptions and replies to the exception filed by the parties in response to the Proposal for Decision.

     2001 GAS DEPRECIATION CASE: In December 2003, we filed an update to our gas utility plant depreciation case originally filed in June 2001. This case is independent of the 2003 gas rate case. The original filing was based on December 2000 plant balances and historical data. The December 2003 filing updates the gas depreciation case to include December 2002 plant balances. The proposed depreciation rates, if approved, will result in an annual increase of $12 million in depreciation expense.

OTHER CONSUMERS' GAS UTILITY UNCERTAINTIES

     COMMITMENTS FOR GAS SUPPLIES: We enter into contracts to purchase gas and gas transportation from various suppliers for our natural gas business. These contracts have expiration dates that range from 2004 to 2007. Our 2003 gas purchases totaled 248 bcf at a cost of $1.379 billion. At the end of 2003, we estimate our gas purchases for 2004 to be 235 bcf, of which 22 percent is covered by existing fixed price contracts and 37 percent is covered by indexed price contracts that are subject to price variations. The remaining 2004 gas purchases will be made at market prices at the time of purchase.

OTHER CONSUMERS' UNCERTAINTIES

     In addition to the matters disclosed in this note, we are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business. These lawsuits and proceedings may involve personal injury, property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing, and other matters.

     We have accrued estimated losses for certain contingencies discussed in this note. Resolution of these contingencies is not expected to have a material adverse impact on our financial position, liquidity, or results of operations.

OTHER UNCERTAINTIES

     INTEGRUM LAWSUIT: Integrum filed a complaint in Wayne County, Michigan Circuit Court in July 2003 against CMS Energy, Enterprises and APT. Integrum alleges several causes of action against APT, CMS Energy, and Enterprises in connection with an offer by Integrum to purchase the CMS Pipeline Assets. In addition to seeking unspecified money damages, Integrum is seeking an order enjoining CMS Energy and Enterprises from

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

selling and APT from purchasing the CMS Pipeline Assets and an order of specific performance mandating that CMS Energy, Enterprises, and APT complete the sale of the CMS Pipeline Assets to APT and Integrum. A certain officer and director of Integrum is a former officer and director of CMS Energy, Consumers, and their subsidiaries. The individual was not employed by CMS Energy, Consumers or their subsidiaries when Integrum made the offer to purchase the CMS Pipeline Assets. CMS Energy believes that Integrum's claims are without merit. CMS Energy will defend itself vigorously but cannot predict the outcome of this lawsuit.

     CMS GENERATION-OXFORD TIRE RECYCLING: In an administrative order, the California Regional Water Control Board of the state of California named CMS Generation as a potentially responsible party for the clean up of the waste from the fire that occurred in September 1999 at the Filbin Tire Pile, which the State claims was owned by Oxford Tire Recycling of North Carolina, Inc. CMS Generation reached a settlement with the state, which the court approved, pursuant to which CMS Generation paid the state $5.5 million, $1.6 million of which it had paid the state prior to the settlement. CMS Generation continues to negotiate to have the insurance company pay a portion of the settlement amount, as well as a portion of its attorney fees.

     At the request of the DOJ in San Francisco, CMS Energy and other parties contacted by the DOJ in San Francisco entered into separate Tolling Agreements with the DOJ in San Francisco in September 2002. The Tolling Agreement stops the running of any statute of limitations during the ninety-day period between September 13, 2002 and (through several extensions of the tolling period) March 30, 2004, to facilitate settlement discussions between all the parties in connection with federal claims arising from the fire at the Filbin Tire Pile. On September 23, 2002, CMS Energy received a written demand from the U.S. Coast Guard for reimbursement of approximately $3.5 million in costs incurred by the U.S. Coast Guard in fighting the fire. It is CMS Energy's understanding that these costs, together with any accrued interest, are the sole basis of any federal claims. CMS Energy has reached an agreement in principle with the U.S. Coast Guard to settle this matter for $475,000.

     DEARBORN INDUSTRIAL GENERATION: In October 2001, Duke/Fluor Daniel (DFD) presented DIG with a change order to their construction contract and filed an action in Michigan state court claiming damages in the amount of $110 million, plus interest and costs, which DFD states represents the cumulative amount owed by DIG for delays DFD believes DIG caused and for prior change orders that DIG previously rejected. DFD also filed a construction lien for the $110 million. DIG, in addition to drawing down on three letters of credit totaling $30 million that it obtained from DFD, has filed an arbitration claim against DFD asserting in excess of an additional $75 million in claims against DFD. The judge in the Michigan state court case entered an order staying DFD's prosecution of its claims in the court case and permitting the arbitration to proceed. DFD has appealed the decision by the judge in the Michigan state court case to stay the litigation. DIG will continue to defend itself vigorously and pursue its claims. DIG cannot predict the outcome of this matter.

     DIG CUSTOMER DISPUTES: As a result of the continued delays in the DIG project becoming fully operational, DIG's customers, Ford Motor Company, and Rouge Industries, asserted claims that the continued delays relieve them of certain contractual obligations, totaling $43 million. In addition, Ford and/or Rouge asserted several other commercial claims against DIG relating to operation of the DIG plant. In February 2003, Rouge filed an Arbitration Demand against DIG and CMS MST Michigan L.L.C. with the American Arbitration Association. Rouge was seeking a total of approximately $27 million, plus additional accrued damages at the time of any award, plus interest. More specifically, Rouge was seeking at least $20 million under a Blast Furnace Gas Delivery Agreement in connection with DIG's purported failure to declare a Blast Furnace Gas Delivery Date within a reasonable time period, plus approximately $7 million for assorted damage claims under several legal theories. As part of this arbitration, DIG filed claims against Rouge and Ford, and Ford filed claims for unspecified amounts against DIG. In October 2003, Rouge filed bankruptcy under Chapter 11 of the United States Bankruptcy Code and as a result, the arbitration was subject to the automatic stay imposed by the Bankruptcy Code. OAO Severstal, which has acquired substantially all of Rouge's assets, has indicated it will continue operations at the Rouge site and will honor the contractual obligations to pay for the steam and electricity DIG and CMS MST Michigan L.L.C. provide. In January 2004, DIG and CMS MST Michigan L.L.C. entered into a

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

settlement agreement with Ford and Rouge to resolve all outstanding claims between the parties, including the arbitration claims and DIG and CMS MST Michigan L.L.C.'s claims in the Rouge bankruptcy. The settlement was approved by the bankruptcy court. Under the settlement, Ford paid DIG $12 million cash and Rouge and Ford paid DIG and CMS MST Michigan L.L.C. a total of $3.8 million owed by Rouge for steam and electricity supplied to Rouge prior to the filing of the bankruptcy petition.

     DIG NOISE ABATEMENT LAWSUIT: In February 2003, DIG was served with a three-count first amended complaint filed in Wayne County Circuit Court in the matter of Ahmed, et al v. Dearborn Industrial Generation, LLC. The complaint seeks damages "in excess of $25,000" and injunctive relief based upon allegations of excessive noise and vibration created by operation of the power plant. The first amended complaint was filed on behalf of six named plaintiffs, all alleged to be adjacent or nearby resident or property owners. The damages alleged are injury to persons and property of the landowners. Certification of a class of "potentially thousands" who have been similarly affected is requested. DIG intends to defend this action aggressively but cannot predict the outcome of this matter.

     MCV EXPANSION, LLC: Under an agreement entered into with General Electric Company ("GE") in October 2002, MCV Expansion, LLC has a remaining contingent obligation to GE in the amount of $2.2 million that may become payable in the fourth quarter of 2004. The agreement provides that this contingent obligation is subject to a pro rata reduction under a formula based upon certain purchase orders being entered into with GE by June 30, 2003. MCV Expansion, LLC anticipates but cannot assure that purchase orders will be executed with GE sufficient to eliminate contingent obligations of $2.2 million.

     FORMER CMS OIL AND GAS OPERATIONS: A Michigan trial judge granted Star Energy, Inc. and White Pine Enterprises, LLC a declaratory judgment in an action filed in 1999 that claimed Terra Energy Ltd., a former CMS Oil and Gas subsidiary, violated an oil and gas lease and other arrangements by failing to drill wells it had committed to drill. A jury then awarded the plaintiffs a $7.6 million award. Terra appealed this matter to the Michigan Court of Appeals. The Michigan Court of Appeals reversed the trial court judgment with respect to the appropriate measure of damages and remanded the case for a new trial on damages. The trial judge reinstated the judgment against Terra and awarded Terra title to the minerals. CMS Energy will appeal this judgment.

     ARGENTINA ECONOMIC SITUATION: In January 2002, the Republic of Argentina enacted the Public Emergency and Foreign Exchange System Reform Act. This law repealed the fixed exchange rate of one U.S. dollar to one Argentine peso, converted all dollar-denominated utility tariffs and energy contract obligations into pesos at the same one-to-one exchange rate, and directed the President of Argentina to renegotiate such tariffs.

     Effective April 30, 2002, we adopted the Argentine peso as the functional currency for our Argentine investments. We had previously used the U.S. dollar as the functional currency for these investments. As a result, on April 30, 2002, we translated the assets and liabilities of our Argentine entities into U.S. dollars, in accordance with SFAS No. 52, using an exchange rate of 3.45 pesos per U.S. dollar, and recorded an initial charge to the Foreign Currency Translation component of Common Stockholders' Equity of approximately $400 million.

     While we cannot predict future peso-to-U.S. dollar exchange rates, we do expect that these non-cash charges reduce substantially the risk of further material balance sheet impacts when combined with anticipated proceeds from international arbitration currently in progress, political risk insurance, and the eventual sale of these assets. At December 31, 2003, the net foreign currency loss due to the unfavorable exchange rate of the Argentine peso recorded in the Foreign Currency Translation component of Common Stockholders' Equity using an exchange rate of 2.94 pesos per U.S. dollar was $264 million. This amount also reflects the effect of recording U.S. income taxes with respect to temporary differences between the book and tax basis of foreign investments, including the foreign currency translation associated with our Argentine investments, that were determined to no longer be essentially permanent in duration.

     OTHER: Certain CMS Gas Transmission and CMS Generation affiliates in Argentina received notice from various Argentine provinces claiming stamp taxes and associated penalties and interest arising from various gas

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

transportation transactions. Although these claims total approximately $24 million, we believe the claims are without merit and will continue to contest them vigorously.

     CMS Generation does not currently expect to incur significant capital costs at its power facilities for compliance with current U.S. environmental regulatory standards.

     In addition to the matters disclosed in this Note, Consumers and certain other subsidiaries of CMS Energy are parties to certain lawsuits and administrative proceedings before various courts and governmental agencies arising from the ordinary course of business. These lawsuits and proceedings may involve personal injury, property damage, contractual matters, environmental issues, federal and state taxes, rates, licensing, and other matters.

     We have accrued estimated losses for certain contingencies discussed in this Note. Resolution of these contingencies is not expected to have a material adverse impact on our financial position, liquidity, or results of operations.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5: FINANCINGS AND CAPITALIZATION

     CMS Energy's Long-term debt as of December 31 follows:

                                                       INTEREST RATE (%)       MATURITY      2003      2002
                                                       -----------------       --------      ----      ----
                                                                                              IN MILLIONS
CMS ENERGY CORPORATION
  Senior notes.....................................          6.750               2004       $   --    $  287
                                                             7.625               2004          176       176
                                                             9.875               2007          468       468
                                                             8.900               2008          260       260
                                                             7.500               2009          409       409
                                                             7.750               2010          300        --
                                                             8.500               2011          300       300
                                                             8.375               2013           --       150
                                                             3.375(a)            2023          150        --
                                                                                            ------    ------
                                                                                             2,063     2,050
                                                                                            ------    ------
  General term notes:
    Series D.......................................          6.938(b)(c)       2004-2008        65        94
    Series E.......................................          7.788(b)(c)       2004-2009       139       227
    Series F.......................................          7.487(b)(c)       2004-2016       292       298
                                                                                            ------    ------
                                                                                               496       619
                                                                                            ------    ------
  Extendible tenor rate adjusted securities........          7.000               2005          180       180
  Revolving credit facilities and other............                                              7       320
                                                                                            ------    ------
       Total -- CMS Energy Corporation.............                                          2,746     3,169
                                                                                            ------    ------
CONSUMERS ENERGY COMPANY
  First mortgage bonds.............................          4.250               2008          250        --
                                                             4.800               2009          200        --
                                                             4.000               2010          250        --
                                                             5.375               2013          375        --
                                                             6.000               2014          200        --
                                                             7.375               2023          208       208
                                                                                            ------    ------
                                                                                             1,483       208
                                                                                            ------    ------
  Senior notes.....................................          6.000               2005          300       300
                                                             6.250               2006          332       332
                                                             6.375               2008          159       159
                                                             6.200               2008           --       250
                                                             6.875               2018          180       180
                                                             6.500(d)            2018          141       141
                                                             6.500(e)            2028          142       142
                                                                                            ------    ------
                                                                                             1,254     1,504
                                                                                            ------    ------
  Securitization bonds.............................          5.097(c)          2005-2015       426       453
  Long-term bank debt..............................     Variable               2006-2009       200       328
  Nuclear fuel disposal liability..................                               (f)          139       138
  Pollution control revenue bonds..................      Various               2010-2018       126       126
  Other............................................                                              4         8
                                                                                            ------    ------
       Total -- Consumers Energy Company...........                                          3,632     2,765
                                                                                            ------    ------
OTHER SUBSIDIARIES.................................                                            191        84
                                                                                            ------    ------
Total principal amount outstanding.................                                          6,569     6,018
  Current amounts..................................                                           (509)     (633)
  Net unamortized discount.........................                                            (40)      (28)
                                                                                            ------    ------
Total consolidated long-term debt..................                                         $6,020    $5,357
                                                                                            ======    ======

-------------------------

(a) These notes are putable to CMS Energy by the note holders at par on July 15, 2008, July 15, 2013 and July 15, 2018, and are convertible at the holder's option into CMS Energy Common Stock at $10.671 per share under certain circumstances, none of which currently are probable to occur. CMS Energy intends to file a registration statement with the SEC by October 16, 2004, relating to the resale of the notes and the convertibility into common stock.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b) $29 million Series D, $112 million Series E, and $104 million Series F have been called and redeemed through February 15, 2004.

(c)  Represents the weighted average interest rate at December 31, 2003.

(d) 2018 maturity is subject to successful remarketing by Consumers after June 15, 2005.

(e)  Callable at par.

(f)  Maturity date uncertain.

LONG-TERM DEBT -- RELATED PARTIES:

     Long-term debt -- related parties as of December 31, 2003 follows:

                DEBENTURE AND RELATED PARTY                     INTEREST RATE    MATURITY    2003
                ---------------------------                     -------------    --------    ----
                                                                           IN MILLIONS
Convertible subordinated debentures, CMS Energy Trust I.....        7.75%          2027      $178
Subordinated deferrable interest notes, Consumers Power
  Company Financing I.......................................        8.36%          2015        73
Subordinated deferrable interest notes, Consumers Energy
  Company Financing II......................................        8.20%          2027       124
Subordinated debentures, Consumers Energy Company Financing
  III.......................................................        9.25%          2029       180
Subordinated debentures, Consumers Energy Company Financing
  IV........................................................        9.00%          2031       129
                                                                                             ----
Total amount outstanding....................................                                 $684
                                                                                             ====

     DEBT ISSUANCES: The following is a summary of long-term debt issuances during 2003:

                           PRINCIPAL                                                       USE OF
    FACILITY TYPE        (IN MILLIONS)    ISSUE RATE     ISSUE DATE      MATURITY DATE    PROCEEDS    COLLATERAL
    -------------        -------------    ----------     ----------      -------------    --------    ----------
CMS ENERGY
Senior notes(a)......       $  150          3.375%        July 2003        July 2023        (c)       Unsecured
Senior notes(b)......          300          7.750%        July 2003       August 2010       (c)       Unsecured
CONSUMERS ENERGY
Term loan............          140         LIBOR +       March 2003       March 2009        GCP        FMB(h)
                                           475 bps
Term loan............          150         LIBOR +       March 2003       March 2006        GCP        FMB(h)
                                           450 bps                       (paid off)(f)
FMB(i)...............          375          5.375%       April 2003       April 2013        (d)          --
FMB(i)...............          250          4.250%       April 2003       April 2008        (d)          --
FMB(i)...............          250          4.000%        May 2003         May 2010         (e)          --
FMB(i)...............          200          4.800%       August 2003     February 2009      (f)          --
FMB(i)...............          200          6.000%       August 2003     February 2014      (f)          --
Term loan............           60         LIBOR +      November 2003    November 2006      (g)        FMB(h)
                                           135 bps
                            ------
       Total.........       $2,075
                            ======

-------------------------
(bps -- basis points), (GCP -- General corporate purposes)

(a) These notes are putable to CMS Energy by the note holders at par on July 15, 2008, July 15, 2013 and July 15, 2018, and are convertible at the holder's option into CMS Energy Common Stock at $10.671 per share under certain circumstances, none of which currently are probable to occur. CMS Energy intends to file a registration statement with the SEC by October 16, 2004, relating to the resale of the notes and the convertibility into common stock.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b) CMS Energy intends to file a registration statement with the SEC by March 14, 2004, to permit note holders to exchange their securities for ones that will be registered under the Securities Act of 1933.

(c) CMS Energy used the net proceeds to retire revolving debt and redeem a portion of a 6.75 percent Senior note due January 2004.

(d) Consumers used the net proceeds to fund the maturity of a $250 million bond, to fund a $32 million option call payment, and for general corporate purposes.

(e) Consumers used the net proceeds to prepay a portion of a term loan that was due to mature in July 2004.

(f) Consumers used the net proceeds to pay off a $150 million term loan, to pay off $50 million balance on a term loan that was due to mature in July 2004, and for general corporate purposes.

(g) Consumers used the net proceeds to purchase its headquarters building and pay off the capital lease.

(h) Refer to "Regulatory Authorization for Financings" below for details about Consumers' FERC debt authorization.

(i) Consumers filed a registration statement with the SEC in December 2003 to permit holders of these FMBs to exchange their bonds for FMBs that are registered under the Securities Act of 1933. The exchange offer was completed on February 13, 2004.

     DEBT MATURITIES: The aggregate annual maturities for long-term debt for the next five years are:

                                                                      PAYMENTS DUE DECEMBER 31
                                                                ------------------------------------
                                                                2004    2005    2006    2007    2008
                                                                ----    ----    ----    ----    ----
                                                                            IN MILLIONS
Long-term debt..............................................    $509    $696    $490    $516    $987

     DEBT COVENANT RESTRICTIONS: The indenture pursuant to our GTNs contains certain provisions that can trigger a limitation on our consolidated indebtedness. The limitation can be activated when our consolidated leverage ratio, as defined in the indenture (essentially the ratio of consolidated debt to consolidated capital), exceeds 0.75 to 1.0. At June 30 and September 30, 2003, our consolidated leverage ratio was 0.76 to 1.0. As a result, we were subject to certain debt limitations. At December 31, 2003, the ratio was 0.72 to 1, and we were no longer subject to the debt limitations.

     The indenture under which Senior notes are issued and certain other debt agreements contain provisions requiring us to maintain interest coverage ratios, and debt to earnings ratios. We were in compliance with these ratios, as defined, at December 31, 2003.

     CMS ENERGY CREDIT FACILITY: CMS Energy has a $185 million revolving credit facility with banks. This facility matures on May 21, 2005. This facility provides letter of credit support for Enterprises' subsidiary activities, principally credit support for project debt. Enterprises provides funds to cash collateralize the letters of credit issued through this facility. As of December 31, 2003, approximately $165 million of letters of credit were issued under this facility and the cash used to collateralize the letters of credit is included on the Consolidated Balance Sheet as Restricted cash.

     REGULATORY AUTHORIZATION FOR FINANCINGS: At December 31, 2003, Consumers had remaining FERC authorization to issue or guarantee up to $500 million of short-term securities and up to $700 million of short-term first mortgage bonds as collateral for such short-term securities.

     At December 31, 2003, Consumers had remaining FERC authorization to issue up to $740 million of long-term securities for refinancing or refunding purposes, $560 million of long-term securities for general corporate purposes, and $2 billion of long-term first mortgage bonds to be issued solely as collateral for other long-term securities.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     With the granting of authorization, FERC waived its competitive bid/negotiated placement requirements applicable to the long-term securities authorization. The authorizations expire on June 30, 2004.

     SHORT-TERM FINANCINGS: CMS Energy has a $190 million revolving credit facility with banks. The facility is secured by our investment in Enterprises and Consumers. The interest rate of the facility is LIBOR plus 325 basis points. This facility expires in November 2004. At December 31, 2003, all of the $190 million is available.

     Consumers has a $400 million revolving credit facility with banks. The facility is secured with first mortgage bonds. The interest rate of the facility is LIBOR plus 175 basis points. This facility expires in March 2004 with two annual extensions at Consumers' option, which would extend the maturity to March 2006. At December 31, 2003, $390 million is available for general corporate purposes, working capital, and letters of credit.

     At December 31, 2002, Consumers had $457 million of bank notes outstanding at a weighted average interest rate of 4.50 percent.

     FIRST MORTGAGE BONDS: Consumers secures its first mortgage bonds by a mortgage and lien on substantially all of its property. Its ability to issue and sell securities is restricted by certain provisions in the first mortgage bond indenture, its articles of incorporation, and the need for regulatory approvals under federal law.

     POLLUTION CONTROL REVENUE BONDS: In January 2004, Consumers amended the PCRB indentures to add an auction rate interest mode and switched to that mode for the two floating rate bonds. Under the auction rate mode, the bonds' interest rate will be reset every 35 days. While in the auction rate mode, no letter of credit liquidity facility is required and investors do not have a put right.

     PREFERRED STOCK ISSUANCE: In December 2003, CMS Energy issued 5 million shares of 4.50 percent cumulative convertible preferred stock. Each share has a liquidation value of $50.00 and is convertible into CMS Energy common stock at the option of the holder under certain circumstances. The initial conversion price is $9.893 per share, which translates into 5.0541 shares of common stock for each share of preferred stock converted. The annual dividend of $2.25 per share is payable quarterly, in cash, in arrears commencing March 1, 2004. We used the net proceeds of $242 million to retire other long-term debt in January 2004 and February 2004. We have agreed to file a shelf registration with the SEC by November 5, 2004, covering resales of the preferred stock and of common stock issuable upon conversion of the preferred stock.

     SALE OF SUBSIDIARY INTEREST: In December 2003, we sold, in a private placement, a non-voting preferred interest in an indirect subsidiary of CMS Enterprises that owns certain gas pipeline and power generation assets. CMS Energy received $30 million for the preferred interest, of which $19 million has been recorded as an addition to other paid-in capital (deferred gain) and $11 million has been recorded as a preferred stock issuance.

     WARRANTS: We granted warrants to purchase 204,000 shares of our common stock to a third party and expensed $1 million in 2003. The warrants which are fully vested are exercisable for seven years at an exercise price of $8.25 per share.

     CAPITALIZATION: The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock and 10 million shares of CMS Energy Preferred Stock, $.01 par value.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     PREFERRED STOCK OF SUBSIDIARY: The follow table describes Consumers' Preferred Stock outstanding:

                                                         OPTIONAL    NUMBER OF SHARES
                                                        REDEMPTION   -----------------
                 DECEMBER 31                   SERIES     PRICE       2003      2002     2003   2002
                 -----------                   ------   ----------    ----      ----     ----   ----
                                                                                         IN MILLIONS
PREFERRED STOCK
  Cumulative, $100 par value, authorized
     7,500,000 shares, with no mandatory
     redemption..............................  $4.16     $103.25      68,451    68,451   $ 7    $ 7
                                                4.50      110.00     373,148   373,148    37     37
                                                                                         ---    ---
TOTAL PREFERRED STOCK........................                                            $44    $44
                                                                                         ===    ===

     COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
SUBSIDIARIES: CMS Energy and Consumers each formed various statutory wholly owned business trusts for the sole purpose of issuing preferred securities and lending the gross proceeds to the parent companies. The sole assets of the trusts are debentures of the parent company with terms similar to those of the preferred security. Summarized information for company-obligated mandatorily redeemable preferred securities is as follows:

                                                                    AMOUNT
                                                                  OUTSTANDING                        EARLIEST
TRUST AND SECURITIES                                            ---------------                      OPTIONAL
DECEMBER 31                                           RATE      2003       2002      MATURITY      REDEMPTION(B)
--------------------                                  ----      ----       ----      --------      -------------
                                                                             IN MILLIONS
CMS Energy Trust I(c).............................    7.75%     $ --(a)    $173        2027            2001
CMS Energy Trust III..............................    7.25%       --(d)     220        2004            2003
Consumers Power Company Financing I, Trust
  Originated Preferred Securities.................    8.36%       --(a)      70        2015            2000
Consumers Energy Company Financing II, Trust
  Originated Preferred Securities.................    8.20%       --(a)     120        2027            2002
Consumers Energy Company Financing III, Trust
  Originated Preferred Securities.................    9.25%       --(a)     175        2029            2004
Consumers Energy Company Financing IV, Trust
  Preferred Securities............................    9.00%       --(a)     125        2031            2006
                                                                -----      ----
Total amount outstanding..........................              $ --       $883
                                                                =====      ====

-------------------------
(a) We determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt -- related parties. For additional details, see "Long-Term Debt -- Related Parties" within this Note and Note 17, Implementation of New Accounting Standards.

(b) The trusts must redeem the securities at a liquidation value of $25 per share ($50 per share for QUIPS (c)), which is equivalent to the carrying cost, plus accrued but unpaid distributions when the securities are paid at maturity or upon any earlier redemption. Prior to an early redemption date, the securities could be redeemed at market value.

(c) Represents 3,450,000 shares of Quarterly Income Preferred Securities (QUIPS) that are convertible into 1.2255 shares of CMS Energy Common Stock (equivalent to a conversion price of $40.80). Conversion is unlikely as of December 31, 2003, based on the market price of CMS Energy's Common Stock of $8.52. If conversion were to occur in the future, the securities would be converted into 4,227,975 shares of CMS Energy Common Stock. Effective July 2001, we can revoke the conversion rights if certain conditions are met.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(d) In August 2003, 8,800,000 units of outstanding 7.25 percent Premium Equity Participating Security Units (CMS Energy Trust III) were converted to 16,643,440 newly issued shares of CMS Energy Common Stock.

     Each trust receives payments on the debenture it holds. Those receipts are used to make cash distributions on the preferred securities the trust has issued.

     The securities allow CMS Energy and Consumers the right to defer interest payment on the debentures, and, as a consequence, the trusts would defer dividend payments on the preferred securities. Should the parent companies exercise this right, they cannot declare or pay dividends on, or redeem, purchase or acquire, any of their capital stock during the deferral period until all deferred dividends are paid in full.

     In the event of default, holders of the preferred securities would be entitled to exercise and enforce the trusts' creditor rights against CMS Energy and Consumers, which may include acceleration of the principal amount due on the debentures. The parent companies have issued certain guarantees with respect to payments on the preferred securities. These guarantees, when taken together with each parent company's obligations under the debentures, related indenture and trust documents, provide full and unconditional guarantees for the trust's obligations under the preferred securities.

     SALE OF ACCOUNTS RECEIVABLE: Under a revolving accounts receivable sales program, we currently sell certain accounts receivable to a wholly owned, consolidated, bankruptcy remote special purpose entity. In turn, the special purpose entity may sell an undivided interest in up to $325 million of the receivables. The amounts sold were $297 million at December 31, 2003 and $325 million at December 31, 2002. The Consolidated Balance Sheets exclude these amounts from accounts receivable. We continue to service the receivables sold. The purchaser of the receivables has no recourse against our other assets for failure of a debtor to pay when due and the purchaser has no right to any receivables not sold. No gain or loss has been recorded on the receivables sold and we retain no interest in the receivables sold.

     Certain cash flows received from and paid to us under our accounts receivable sales program are shown below:

                                                                  YEARS ENDED
                                                                  DECEMBER 31
                                                                ----------------
                                                                 2003      2002
                                                                 ----      ----
                                                                  IN MILLIONS
Proceeds from sales (remittance of collections) under the
  program...................................................    $  (28)   $   (9)
Collections reinvested under the program....................     4,361     4,080

     DIVIDEND RESTRICTIONS: Under the provisions of its articles of incorporation, at December 31, 2003, Consumers had $373 million of unrestricted retained earnings available to pay common dividends. However, covenants in Consumers' debt facilities cap common stock dividend payments at $300 million in a calendar year. Through December 31, 2003, we received the following common stock dividend payments from Consumers:

                                                              IN MILLIONS
January.....................................................     $ 78
May.........................................................       31
June........................................................       53
November....................................................       56
                                                                 ----
Total common stock dividends paid to CMS Energy.............     $218
                                                                 ====

     As of December 18, 2003, Consumers is also under an annual dividend cap of $190 million imposed by the MPSC during the current interim gas rate relief period. Because all of the $218 million of common stock dividends to CMS Energy were paid prior to December 18, 2003, Consumers was not out of compliance with this new restriction for 2003. In February 2004, Consumers paid a $78 million common stock dividend.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For additional details on the potential cap on common dividends payable included in the MPSC Securitization order, see Note 4, Uncertainties, "Consumers' Electric Utility Rate Matters -- Securitization." Also, for additional details on the cap on common dividends payable during the current interim gas rate relief period, see Note 4, Uncertainties, "Consumers' Gas Utility Rate Matters -- 2003 Gas Rate Case."

     FASB INTERPRETATION NO. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF
OTHERS: This interpretation became effective January 2003. It describes the disclosure to be made by a guarantor about its obligations under certain guarantees that it has issued. At the beginning of a guarantee, it requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provision of this interpretation does not apply to some guarantee contracts, such as warranties, derivatives, or guarantees between either parent and subsidiaries or corporations under common control, although disclosure of these guarantees is required. For contracts that are within the recognition and measurement provision of this interpretation, the provisions were to be applied to guarantees issued or modified after December 31, 2002.

     The following table describe our guarantees at December 31, 2003:

                                                ISSUE     EXPIRATION     MAXIMUM      CARRYING       RECOURSE
GUARANTEE DESCRIPTION                           DATE         DATE       OBLIGATION    AMOUNT(B)    PROVISION(C)
---------------------                           -----     ----------    ----------    ---------    ------------
                                                                       IN MILLIONS
Indemnifications from asset sales and other
  agreements(a)............................    Various     Various        $1,955         $ 3           $--
Letters of credit..........................    Various     Various           254          --            --
Surety bonds and other indemnifications....    Various     Various            28          --            --
Other guarantees...........................    Various     Various           239          --            --
Nuclear insurance retrospective premiums...    Various     Various           133          --            --

-------------------------
(a) The majority of this amount arises from routine provisions in stock and asset sales agreements under which we indemnify the purchaser for losses resulting from events such as failure of title to the assets or stock sold by us to the purchaser. Included in this amount is a $739 million indemnification obligation related to the sale of CMS Oil and Gas facilities in Equatorial Guinea which expired January 3, 2004, and for which no loss occurred. We believe the likelihood of a loss for any remaining indemnifications to be remote.

(b) The carrying amount represents the fair market value of guarantees and indemnities on our balance sheet that are entered into subsequent to January 1, 2003. In addition, $25 million has been recorded prior to 2003 in accordance with SFAS No. 5.

(c) Recourse provision indicates the approximate recovery from third parties including assets held as collateral.

     The following table provides additional information regarding our guarantees at December 31, 2003:

                                                                        EVENTS THAT WOULD
    GUARANTEE DESCRIPTION             HOW GUARANTEE AROSE              REQUIRE PERFORMANCE
    ---------------------             -------------------              -------------------
Indemnifications from asset      Stock and asset sales            Findings of
  sales and other agreements       agreements                       misrepresentation, breach
                                                                    of warranties, and other
                                                                    specific events or
                                                                    circumstances
Standby letters of credit        Normal operations of coal        Noncompliance with
                                   power plants                     environmental regulations
                                 Self-insurance requirement       Nonperformance
Surety bonds                     Normal operating activity,       Nonperformance
                                   permits and license
Nuclear insurance                Normal operations of nuclear     Call by NEIL and Price
  retrospective premiums           plants                           Anderson Act for nuclear
                                                                    incident

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     We have entered into typical tax indemnity agreements in connection with a variety of transactions including transactions for the sale of subsidiaries and assets, equipment leasing, and financing agreements. These indemnity agreements generally are not limited in amount and, while a maximum amount of exposure cannot be identified, the amount and probability of liability is considered remote.

     We have guaranteed payment of obligations through letters of credit, indemnities, surety bonds, and other guarantees of unconsolidated affiliates and related parties of $521 million as of December 31, 2003. We monitor and approve these obligations and believe it is unlikely that we would be required to perform or otherwise incur any material losses associated with the above obligations. The off-balance sheet commitments expire as follows:

                                                                      COMMITMENT EXPIRATION
                                                     -------------------------------------------------------
DECEMBER 31                                          TOTAL    2004    2005    2006    2007    2008    BEYOND
-----------                                          -----    ----    ----    ----    ----    ----    ------
                                                                           IN MILLIONS
COMMERCIAL COMMITMENTS
Off-balance sheet:
  Guarantees.....................................    $239     $ 20    $36      $4     $--     $--      $179
  Indemnities....................................      28        8     --      --      --      --        20
  Letters of Credit(a)...........................     254      215     10       5       5       5        14
                                                     ----     ----    ---      --     ---     ---      ----
       Total.....................................    $521     $243    $46      $9     $ 5     $ 5      $213
                                                     ====     ====    ===      ==     ===     ===      ====

-------------------------
(a) At December 31, 2003, we had $175 million of cash collateralized letters of credit and the cash used to collateralize the letters of credit is included in Restricted cash on the Consolidated Balance Sheets.

6: EARNINGS PER SHARE AND DIVIDENDS

     The following table presents the basic and diluted earnings per share computations.

                                                                    YEAR ENDED DECEMBER 31
                                                                ------------------------------
                                                                          RESTATED    RESTATED
                                                                 2003       2002        2001
                                                                 ----     --------    --------
                                                                         IN MILLIONS,
                                                                   EXCEPT PER SHARE AMOUNTS
NET LOSS ATTRIBUTABLE TO COMMON STOCK:
  CMS Energy -- Basic.......................................    $  (44)    $ (650)     $ (459)
  Add conversion of Trust Preferred Securities (net of
     tax)...................................................        --(a)      --(a)       --(a)
                                                                ------     ------      ------
  CMS Energy -- Diluted.....................................    $  (44)    $ (650)     $ (459)
                                                                ======     ======      ======
AVERAGE COMMON SHARES OUTSTANDING APPLICABLE TO BASIC AND
  DILUTED EPS
  CMS Energy:
     Average Shares -- Basic................................     150.4      139.0       130.7
     Add conversion of Trust Preferred Securities...........        --(a)      --(a)       --(a)
     Stock Options and Warrants.............................        --(b)      --          --(b)
                                                                ------     ------      ------
     Average Shares -- Diluted..............................     150.4      139.0       130.7
                                                                ======     ======      ======
LOSS PER AVERAGE COMMON SHARE
  Basic.....................................................    $(0.30)    $(4.68)     $(3.51)
  Diluted...................................................    $(0.30)    $(4.68)     $(3.51)

-------------------------
(a) Due to antidilution, the computation of diluted earnings per share excluded the conversion of Trust Preferred Securities.

(b) Due to antidilution, the computation of diluted earnings per share excluded shares of outstanding stock options and warrants of 0.3 million for the year ended 2003 and 0.2 million for the year ended 2001.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In January 2003, the Board of Directors suspended the payment of common stock dividends. However, in 2002, we paid the following dividends per share:

                                                                 CMS ENERGY COMMON STOCK
                                                                DIVIDENDS PER SHARE PAYOUT
                                                                --------------------------
February....................................................              $0.365
April.......................................................              $0.365
August......................................................              $0.180
November....................................................              $0.180

7: FINANCIAL AND DERIVATIVE INSTRUMENTS

     FINANCIAL INSTRUMENTS: The carrying amounts of cash, short-term investments, and current liabilities approximate their fair values because of their short-term nature. We estimate the fair values of long-term investments based on quoted market prices or, in the absence of specific market prices, on quoted market prices of similar investments or other valuation techniques. The carrying amount of all long-term financial instruments, except as shown below, approximate fair value. For additional details, see Note 1, Corporate Structure and Accounting Policies.

                                                                       DECEMBER 31
                                            -----------------------------------------------------------------
                                                         2003                               2002
                                            -------------------------------    ------------------------------
                                                       FAIR     UNREALIZED                FAIR     UNREALIZED
                                             COST     VALUE     GAIN (LOSS)     COST     VALUE        GAIN
                                             ----     -----     -----------     ----     -----     ----------
                                                                       IN MILLIONS
Long-term debt(a).......................    $6,020    $6,225       $(205)      $5,357    $5,027       $330
Long-term debt -- related parties(b)....       684       648          36           --        --         --
Trust Preferred Securities(b)...........        --        --          --          883       704        179

Available for sale securities:
Nuclear decommissioning(c)..............       442       575         133          458       536         78
SERP....................................        54        66          12           54        57          3

-------------------------
(a)  Settlement of long-term debt is generally not expected until maturity.

(b) We determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt -- related parties on the Consolidated Balance Sheets. For additional details, refer to Note 5, Financings and Capitalization, "Long-Term Debt -- Related Parties" and Note 17, Implementation of New Accounting Standards. In addition, company obligated Trust Preferred Securities totaling $220 million have been converted to Common Stock as of August 2003.

(c) On January 1, 2003, we adopted SFAS No. 143 and began classifying our unrealized gains and losses on nuclear decommissioning investments as regulatory liabilities. We previously classified the unrealized gains and losses on these investments in accumulated depreciation.

     DERIVATIVE INSTRUMENTS: We are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, currency exchange rates, and equity security prices. We manage these risks using established policies and procedures, under the direction of both an executive oversight committee consisting of senior management representatives and a risk committee consisting of business-unit managers. We may use various contracts to manage these risks including swaps, options, and forward contracts.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     We intend that any gains or losses on these contracts will be offset by an opposite movement in the value of the item at risk. We enter into all risk management contracts for purposes other than trading. These contracts contain credit risk if the counterparties, including financial institutions and energy marketers, fail to perform under the agreements. We minimize such risk by performing financial credit reviews using, among other things, publicly available credit ratings of such counterparties.

     Contracts used to manage interest rate, foreign currency, and commodity price risk may be considered derivative instruments that are subject to derivative and hedge accounting pursuant to SFAS No. 133. If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as an asset or a liability, at the fair value of the contract. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract, a practice known as marking the contract to market. The accounting for changes in the fair value of a derivative (that is, gains or losses) is reported either in earnings or accumulated other comprehensive income depending on whether the derivative qualifies for special hedge accounting treatment.

     For derivative instruments to qualify for hedge accounting under SFAS No. 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument, used as a cash flow hedge, is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument, used as a cash flow hedge, is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when the forecasted transaction affects earnings. We use a combination of quoted market prices and mathematical valuation models to determine fair value of those contracts requiring derivative accounting. The ineffective portion, if any, of all hedges is recognized in earnings.

     The majority of our contracts are not subject to derivative accounting because they qualify for the normal purchases and sales exception of SFAS No. 133 or are not derivatives because there is not an active market for the commodity. Derivative accounting is required for certain contracts used to limit our exposure to electricity and gas commodity price risk and interest rate risk.

     The following table reflects the fair value of all contracts requiring derivative accounting:

                                                                           DECEMBER 31
                                                   ------------------------------------------------------------
                                                               2003                            2002
                                                   ----------------------------    ----------------------------
                                                           FAIR     UNREALIZED             FAIR     UNREALIZED
            DERIVATIVE INSTRUMENTS                 COST    VALUE    GAIN (LOSS)    COST    VALUE    GAIN (LOSS)
            ----------------------                 ----    -----    -----------    ----    -----    -----------
                                                                           IN MILLIONS
Other than trading
  Electric -- related contracts................    $--     $ --        $ --        $ 8     $  1        $ (7)
  Gas contracts................................      3        2          (1)        --        1           1
  Interest rate risk contracts.................     --       (3)         (3)        --      (28)        (28)
Derivative contracts associated with equity
  investments in:
  Shuweihat....................................     --      (27)        (27)        --      (30)        (30)
  Taweelah.....................................     --      (26)        (26)        --      (33)        (33)
  MCV Partnership..............................     --       15          15         --       13          13
  Jorf Lasfar..................................     --      (11)        (11)        --      (11)        (11)
  Other........................................     --        1           1         --       (2)         (2)
Trading
  Electric -- related contracts................     (2)      --           2         --       43          43
  Gas contracts................................     --       15          15         --       38          38

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The fair value of other than trading derivative contracts is included in either Other Assets or Other Liabilities on the Consolidated Balance Sheets. The fair value of trading derivative contracts is included in either Price Risk Management Assets or Price Risk Management Liabilities on the Consolidated Balance Sheets. The fair value of derivative contracts associated with our equity investment in the MCV Partnership is included in Investments -- Midland Cogeneration Venture Limited Partnership on the Consolidated Balance Sheets. Effective April 1, 2002, the MCV Partnership changed its accounting for derivatives. For additional details see Note 15, Summarized Financial Information of Significant Related Energy Supplier. The fair value of derivative contracts associated with other equity investments is included in Enterprises Investments on the Consolidated Balance Sheets.

     Cumulative Effect of Change in Accounting Principle: On January 1, 2001, upon initial adoption of the derivatives standard, we recorded a $10 million, net of tax, cumulative effect adjustment as an increase in accumulated other comprehensive income. This adjustment relates to the difference between the fair value and recorded book value of contracts related to gas call options, gas fuel for generation swap contracts, and interest rate swap contracts that qualified for hedge accounting prior to the initial adoption of SFAS No. 133 and our proportionate share of the effects of adopting SFAS No. 133 related to our equity investments in the MCV Partnership and Taweelah. Based on the initial transition adjustment of $21 million, net of tax, recorded in accumulated other comprehensive income at January 1, 2001, Consumers reclassified to earnings $12 million as a reduction to the cost of gas, $1 million as a reduction to the cost of power supply, $2 million as an increase in interest expense, and $8 million as an increase in other revenues for the twelve months ended December 31, 2001. CMS Energy recorded $12 million as an increase in interest expense during 2001, which includes the $2 million of additional interest expense at Consumers. The difference between the initial transition adjustment and the amounts reclassified to earnings represents an unrealized loss in the fair value of the derivative instruments since January 1, 2001, resulting in a decrease of accumulated other comprehensive income. We also recorded a $7 million, net of tax, cumulative effect adjustment as an increase to earnings. This adjustment relates to our proportionate share of the difference between the fair value and the recorded book value of interest rate swaps at Taweelah, and financial gas and supply contracts that were required to be accounted for as derivatives as of January 1, 2001.

     In June and December 2001, the FASB issued guidance that resolved the accounting for certain utility industry contracts. As a result, we recorded a $3 million, net of tax, cumulative effect adjustment as an unrealized loss, decreasing accumulated other comprehensive income, and on December 31, 2001, recorded an $11 million, net of tax, cumulative effect adjustment as a decrease to earnings. These adjustments relate to the difference between the fair value and the recorded book value of certain electric call option contracts.

     Effective, January 1, 2003, EITF Issue No. 98-10 was rescinded by EITF Issue No. 02-03 and as a result, only energy contracts that meet the definition of a derivative in SFAS No. 133 can be carried at fair value. The impact of this change was recognized as a cumulative effect of a change in accounting principle loss of $23 million, net of tax. For additional details regarding this loss see
Note 17, Implementation of New Accounting Standards.

     ELECTRIC CONTRACTS: Our electric utility business uses purchased electric call option contracts to meet, in part, our regulatory obligation to serve. This obligation requires us to provide a physical supply of electricity to customers, to manage electric costs and to ensure a reliable source of capacity during peak demand periods.

     Certain of our electric capacity and energy contracts are not accounted for as derivatives due to the lack of an active energy market in the state of Michigan, as defined by SFAS No. 133, and the transportation costs that would be incurred to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio. If a market develops in the future, we may be required to account for these contracts as derivatives. The mark-to-market impact on earnings related to these contracts, particularly related to the PPA, could be material to the financial statements.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Our electric business also uses gas option and swap contracts to protect against price risk due to the fluctuations in the market price of gas used as fuel for generation of electricity. These contracts are financial contracts that are used to offset increases in the price of potential gas purchases. These contracts do not qualify for hedge accounting. Therefore, we record any change in the fair value of these contracts directly in earnings as part of power supply costs.

     For the year ended December 31, 2003, the unrealized gain in accumulated other comprehensive income related to our proportionate share of the effects of derivative accounting related to our equity investment in the MCV Partnership is $10 million, net of tax. We expect to reclassify this gain, if this value remains, as an increase to earnings from equity method investees during the next 12 months.

     GAS CONTRACTS: Our gas utility business uses fixed price gas supply contracts, fixed price weather-based gas supply call options, fixed price gas supply call and put options, and other types of contracts, to meet our regulatory obligation to provide gas to our customers at a reasonable and prudent cost. Unrealized gains and losses associated with these options are reported directly in earnings as part of other income, and then directly offset in earnings and recorded on the balance sheet as a regulatory asset or liability.

     ENERGY TRADING ACTIVITIES: Through December 31, 2002, CMS MST's wholesale power and gas trading activities were accounted for under the mark-to-market method of accounting. Under mark-to-market accounting, energy-trading contracts are reflected at fair market value, net of reserves, with unrealized gains and losses recorded as an asset or liability in the Consolidated Balance Sheets. These assets and liabilities are affected by the timing of settlements related to these contracts, current-period changes from newly originated transactions and the impact of price movements. Changes in fair value are recognized as revenues in the Consolidated Statements of Income in the period in which the changes occur. The market prices we use to value our energy trading contracts reflect our consideration of, among other things, closing exchange and over-the-counter quotations. In certain contracts, long-term commitments may extend beyond the period in which market quotations for such contracts are available. Mathematical models are developed to determine various inputs into the fair value calculation including price and other variables that may be required to calculate fair value. Realized cash returns on these commitments may vary, either positively or negatively, from the results estimated through application of the mathematical model. We believe that our mathematical models use state-of-the-art technology, pertinent industry data, and prudent discounting in order to forecast certain elongated pricing curves. Market prices are adjusted to reflect the impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions.

     In connection with the market valuation of our energy trading contracts, we maintain reserves for credit risks based on the financial condition of counterparties. We also maintain credit policies that management believes minimize overall credit risk with regard to our counterparties. Determination of our counterparties' credit quality is based upon a number of factors, including credit ratings, disclosed financial condition, and collateral requirements. Where contractual terms permit, we employ standard agreements that allow for netting of positive and negative exposures associated with a single counterparty. Based on these policies, our current exposures, and our credit reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty nonperformance.

     INTEREST RATE RISK CONTRACTS: We use interest rate swaps to hedge the risk associated with forecasted interest payments on variable-rate debt. Most of our interest rate swaps are designated as cash flow hedges. As such, we record any change in the fair value of these contracts in accumulated other comprehensive income unless the swaps are sold. For interest rate swaps that did not qualify for hedge accounting treatment, we record any change in the fair value of these contracts in earnings.

     We have entered into floating-to-fixed interest rate swap agreements to reduce the impact of interest rate fluctuations. The difference between the amounts paid and received under the swaps is accrued and recorded as an adjustment to interest expense over the term of the agreement. We were able to apply the shortcut method to all

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

interest rate swaps that qualified for hedge accounting treatment; therefore, there was no ineffectiveness associated with these hedges.

     The following table reflects the outstanding floating-to-fixed interest rates swaps at year end:

                     FLOATING TO FIXED                          NOTIONAL    MATURITY     FAIR
                    INTEREST RATE SWAPS                          AMOUNT       DATE       VALUE
                    -------------------                         --------    --------     -----
                                                                         IN MILLIONS
December 31, 2003...........................................      $ 28      2005-2006    $ (3)
December 31, 2002...........................................       493      2003-2007     (28)

     Notional amounts reflect the volume of transactions but do not represent the amount exchanged by the parties to the financial instruments. Accordingly, notional amounts do not necessarily reflect our exposure to credit or market risks. The weighted average interest rate associated with outstanding swaps was approximately 7.4 percent at December 31, 2003 and 4.0 percent at December 31, 2002.

     Certain equity method investees have issued interest rate swaps. These instruments are not included in this analysis, but can have an impact on financial results. See discussion of these instruments in Note 18, Restatement and Reclassification.

     FOREIGN EXCHANGE DERIVATIVES: We may use forward exchange and option contracts to hedge certain receivables, payables, long-term debt, and equity value relating to foreign investments. The purpose of our foreign currency hedging activities is to protect the company from the risk associated with adverse changes in currency exchange rates that could affect cash flow materially. These contracts would not subject us to risk from exchange rate movements because gains and losses on such contracts offset losses and gains, respectively, on assets and liabilities being hedged.

     There were no outstanding foreign exchange contracts at December 31, 2003. The notional amount of the outstanding foreign exchange contracts at December 31, 2002 was $1 million Canadian. The estimated fair value of the foreign exchange and option contracts at December 31, 2002 was zero.

8: INCOME TAXES

     CMS Energy and its subsidiaries file a consolidated federal income tax return. Income taxes generally are allocated based on each company's separate taxable income. We practice deferred tax accounting for temporary differences in accordance with SFAS No. 109, Accounting for Income Taxes.

     U.S. income taxes are not recorded on the undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely. Upon distribution, those earnings may be subject to both U.S. income taxes (adjusted for foreign tax credits or deductions) and withholding taxes payable to various foreign countries. We annually determine the amount of undistributed foreign earnings that we expect will remain invested indefinitely in foreign subsidiaries. Cumulative undistributed earnings of foreign subsidiaries for which income taxes have not been provided totaled approximately $106 million at December 31, 2003. It is impractical to estimate the amount of unrecognized deferred income taxes or withholding taxes on these undistributed earnings. Also, at December 31, 2003 and 2002, we recorded U.S. income taxes with respect to temporary differences between the book and tax bases of foreign investments that were determined to be no longer essentially permanent in duration.

     The Job Creation and Worker Assistance Act of 2002 provided corporate taxpayers a 5-year carryback of tax losses incurred in 2001 and 2002. As a result of this legislation, we carried back consolidated 2001 and 2002 tax losses to tax years 1996 through 1999 to obtain refunds totaling $250 million. The tax loss carryback, however, resulted in a reduction in AMT credit carryforwards that previously had been recorded as deferred tax assets in the amount of $47 million. This non-cash reduction in AMT credit carryforwards was reflected in our tax provision in 2002.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     We use ITC to reduce current income taxes payable, and amortize ITC over the life of the related property. AMT paid generally becomes a tax credit that we can carry forward indefinitely to reduce regular tax liabilities in future periods when regular taxes paid exceed the tax calculated for AMT. At December 31, 2003, we had AMT credit carryforwards in the amount of $214 million that do not expire, tax loss carryforwards in the amount of $1.151 billion that expire from 2021 through 2023. In addition, we had capital loss carryforwards in the amount of $29 million that expire in 2007, and general business credit carryforwards in the amount of $42 million that primarily expire in 2005, for which valuation allowances have been provided.

     During the fourth quarter of 2000, we wrote down the value of our investment in Loy Yang by $329 million ($268 million after-tax). We have now concluded the tax benefit associated with the write-down should have been reduced by $38 million. Accordingly, retained earnings as of January 1, 2001 have been reduced by this amount. For additional details, see Note 18, Restatement and Reclassification.

     The significant components of income tax expense (benefit) on continuing operations consisted of:

                                                                   YEARS ENDED DECEMBER 31
                                                                -----------------------------
                                                                         RESTATED    RESTATED
                                                                2003       2002        2001
                                                                ----     --------    --------
                                                                         IN MILLIONS
Current income taxes:
  Federal...................................................    $ (17)    $(171)      $(209)
  State and local...........................................        1        (8)          6
  Foreign...................................................       17        28           8
                                                                -----     -----       -----
                                                                $   1     $(151)      $(195)
Deferred income taxes
  Federal...................................................    $  54     $ 107       $  97
  State.....................................................        4         7           3
  Foreign...................................................        5         2           8
                                                                -----     -----       -----
                                                                $  63     $ 116       $ 108
Deferred ITC, net...........................................       (6)       (6)         (7)
                                                                -----     -----       -----
Tax expense (benefit).......................................    $  58     $ (41)      $ (94)
                                                                =====     =====       =====

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The principal components of deferred tax assets (liabilities) recognized in the consolidated balance sheet are as follows:

                                                                    DECEMBER 31
                                                                -------------------
                                                                           RESTATED
                                                                 2003        2002
                                                                 ----      --------
                                                                    IN MILLIONS
Property....................................................    $  (842)   $  (814)
Securitization costs........................................       (186)      (192)
Prepaid pension.............................................       (136)        --
Unconsolidated investments..................................       (254)        55
Postretirement benefits.....................................        (70)       (72)
Gas inventories.............................................       (100)       (74)
Employee benefit obligations................................        130        265
Tax credit carryforwards....................................        255        247
Tax loss carryforwards......................................        413        190
Valuation allowances........................................        (54)        (4)
Regulatory liabilities......................................        120        115
Other, net..................................................         82       (169)
                                                                -------    -------
  Net deferred tax liabilities..............................    $  (642)   $  (453)
                                                                =======    =======
Deferred tax liabilities....................................    $(1,581)   $(1,339)
Deferred tax assets, net of valuation reserves..............        939        886
                                                                -------    -------
  Net deferred tax liabilities..............................    $  (642)   $  (453)
                                                                =======    =======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The actual income tax expense (benefit) on continuing operations differs from the amount computed by applying the statutory federal tax rate of 35 percent to income before income taxes as follows:

                                                                  YEARS ENDED DECEMBER 31
                                                                ----------------------------
                                                                        RESTATED    RESTATED
                                                                2003      2002        2001
                                                                ----    --------    --------
                                                                        IN MILLIONS
Income (loss) from continuing operations before income taxes and minority interests
  Domestic..................................................    $(73)    $(527)      $(320)
  Foreign...................................................      88        94        (108)
                                                                ----     -----       -----
       Total................................................      15      (433)       (428)
Statutory federal income tax rate...........................    x 35%     x 35%       x 35%
                                                                ----     -----       -----
Expected income tax expense (benefit).......................       5      (152)       (150)
Increase (decrease) in taxes from:
  Property differences......................................      18        18          23
  Income tax effect of foreign investments..................     (18)       47          52
  Tax credits...............................................      (6)       51          (8)
  State and local income taxes, net of federal benefit......      --        (7)          3
  Tax return accrual adjustments............................      (1)       (7)         (4)
  Minority interests........................................      --        (5)         (9)
  Valuation allowance provision (reversal)..................      50        --          (1)
  Other, net................................................      10        14          --
                                                                ----     -----       -----
Recorded income tax expense (benefit)(a)....................    $ 58     $ (41)      $ (94)
                                                                ----     -----       -----
Effective tax rate(b).......................................      (b)      9.5%       22.0%
                                                                ====     =====       =====

-------------------------
(a) The increased income tax expense for 2003 is primarily attributable to the valuation reserve provisions for the possible loss of general business credit, capital loss, and charitable contributions carryforwards.

(b) Because of the small size of the net income in 2003, the effective tax rate is not meaningful. Changes in the effective tax rate in 2002 from 2001 resulted principally from the reduction in AMT credit carryforwards and the recording of U.S. taxes on undistributed earnings and basis differences of foreign subsidiaries.

9: EXECUTIVE INCENTIVE COMPENSATION

     We provide a Performance Incentive Stock Plan to key management employees based on their contributions to the successful management of the Company. The Plan includes the following type of awards for common stock:

     - restricted shares of common stock,

     - stock options, and

     - stock appreciation rights.

     Restricted shares of common stock are outstanding shares with full voting and dividend rights. These awards vest over five years at the rate of 25 percent per year after two years. Some restricted shares are subject to achievement of specified levels of total shareholder return and are subject to forfeiture if employment terminates before vesting. Restricted shares vest fully if control of CMS Energy changes, as defined by the plan.

     Stock options give the holder the right to purchase common stock at a given price over an extended period of time. Stock appreciation rights give the holder the right to receive common stock appreciation, which is defined

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

as the excess of the market price of the stock at the date of exercise over the grant date price. Our stock options and stock appreciation rights are valued at market price when granted. All options and rights may be exercised upon grant and they expire up to ten years and one month from the date of grant.

     Our Performance Incentive Stock Plan was amended in January 1999. It uses the following formula to grant awards:

     - Up to five percent of our common stock outstanding at January 1 each year less:

      + the number of shares of restricted common stock awarded, and

      + common stock subject to options granted under the plan during the immediately preceding four calendar years.

     - the number of shares of restricted common stock awarded under this plan cannot exceed 20 percent of the aggregate number of shares reserved for awards, and

     - forfeiture of shares previously awarded will increase the number of shares available to be awarded under the plan.

     Awards of up to 2,240,247 shares of CMS Energy Common Stock may be issued as of December 31, 2003.

     The following table summarizes the restricted stock and stock options granted to our key employees under the Performance Incentive Stock Plan:

                                                            RESTRICTED
                                                              STOCK                  OPTIONS
                                                            ----------    -----------------------------
                                                            NUMBER OF     NUMBER OF    WEIGHTED AVERAGE
                                                              SHARES       SHARES       EXERCISE PRICE
                                                            ---------     ---------    ----------------
CMS ENERGY COMMON STOCK
Outstanding at January 1, 2001..........................      786,427     3,058,186         $31.47
  Granted...............................................      266,500     1,036,000         $30.21
  Exercised or Issued...................................      (82,765)     (150,174)        $19.11
  Forfeited or Expired..................................     (182,177)      (31,832)        $35.10
                                                            ---------     ---------         ------
Outstanding at December 31, 2001........................      787,985     3,912,180         $31.58
  Granted...............................................      512,726     1,492,200         $15.64
  Exercised or Issued...................................     (116,562)      (39,600)        $17.07
  Forfeited or Expired..................................     (225,823)     (243,160)        $28.91
                                                            ---------     ---------         ------
Outstanding at December 31, 2002........................      958,326     5,121,620         $27.18
  Granted...............................................      600,000     1,593,000         $ 6.35
  Exercised or Issued...................................      (80,425)       (8,000)        $ 8.12
  Forfeited or Expired..................................     (213,873)     (885,044)        $28.66
                                                            ---------     ---------         ------
Outstanding at December 31, 2003........................    1,264,028     5,821,576         $21.27
                                                            =========     =========         ======

     At December 31, 2003, 186,522 of the 1,264,028 shares of restricted common stock outstanding are subject to performance objectives. Compensation expense included in income for restricted stock was $2 million for 2003, less than $1 million in 2002, and $1 million in 2001.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table summarizes our stock options outstanding at December 31, 2003:

                                                        NUMBER OF
                                                         SHARES       WEIGHTED AVERAGE    WEIGHTED AVERAGE
                                                       OUTSTANDING     REMAINING LIFE      EXERCISE PRICE
                                                       -----------    ----------------    ----------------
Range of Exercise Prices
CMS ENERGY COMMON STOCK:
$6.35 -- $6.35.....................................     1,593,000        9.72 years            $ 6.35
$8.12 -- $22.00....................................     1,184,300        6.94 years            $13.43
$22.20 -- $31.04...................................     1,785,772        6.65 years            $27.06
$34.80 -- $43.38...................................     1,255,504        4.92 years            $39.31
$44.06 -- $44.06...................................         3,000        4.91 years            $44.06
                                                        ---------        ----------            ------
$6.35 -- $44.06....................................     5,821,576        7.17 years            $21.27

     The number of stock options exercisable was 5,795,145 at December 31, 2003, 5,007,329 at December 31, 2002 and 3,760,883 at December 31, 2001.

     In December 2002, we adopted the fair value based method of accounting for stock-based employee compensation, under SFAS No. 123, as amended by SFAS No.
148. We elected to adopt the prospective method recognition provisions of this Statement, which applies the recognition provisions to all awards granted, modified, or settled after the beginning of the fiscal year that the recognition provisions are first applied.

     The following table summarizes the weighted average fair value of stock options granted:

                     OPTIONS GRANT DATE                         2003       2002(A)       2001
                     ------------------                         ----       -------       ----
Fair value at grant date....................................    $2.96    $3.84, $1.44    $6.43

-------------------------
(a) For 2002, there were two stock option grants.

     The stock options fair value is estimated using the Black-Scholes model, a mathematical formula used to value options traded on securities exchanges. The following assumptions were used in the Black-Scholes model:

               YEARS ENDED DECEMBER 31                   2003              2002(A)              2001
               -----------------------                   ----              -------              ----
CMS ENERGY COMMON STOCK OPTIONS
Risk-free interest rate..............................     3.02%        3.95%,       3.16%        4.77%
Expected stock price volatility......................    55.46%       32.44%,      40.81%       30.59%
Expected dividend rate...............................       --       $0.365,     $0.1825       $0.365
Expected option life (years).........................      4.2          4.2          4.2          4.2

-------------------------
(a) For 2002, there were two stock option grants.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     We recorded $5 million as stock-based employee compensation cost for 2003 and $4 million for 2002. All stock options vest at date of grant. If stock-based compensation costs had been determined under SFAS No. 123 for the year ended December 31, 2001, consolidated net loss and pro forma net loss would have been as follows:

                                                                   YEARS ENDED DECEMBER 31
                                                                -----------------------------
                                                                        RESTATED 2001
                                                                -----------------------------
                                                                NET LOSS    BASIC     DILUTED
                                                                --------    -----     -------
                                                                        IN MILLIONS,
                                                                  EXCEPT PER SHARE AMOUNTS
Net loss, as reported.......................................     $(459)     $(3.51)   $(3.51)
  Add: Stock-based employee compensation expense included in
     reported net loss, net of related taxes................        --          --        --
  Deduct: Total stock-based employee compensation expense
     determined under fair value based method for all
     awards, net of related taxes...........................        (4)      (0.03)    (0.03)
                                                                 -----      ------    ------
Pro forma net loss..........................................     $(463)     $(3.54)   $(3.54)
                                                                 =====      ======    ======

10: RETIREMENT BENEFITS

     We provide retirement benefits to our employees under a number of different plans, including:

     - non-contributory, defined benefit Pension Plan,

     - a cash balance pension plan for certain employees hired after June 30, 2003,

     - benefits to certain management employees under SERP,

     - health care and life insurance benefits under OPEB,

     - benefits to a select group of management under EISP, and

     - a defined contribution 401(k) plan.

     Pension Plan: The Pension Plan includes funds for all of our employees, and the employees of our subsidiaries, including Panhandle. The Pension Plan's assets are not distinguishable by company.

     In June 2003, we sold Panhandle to Southern Union Panhandle Corp. No portion of the Pension Plan assets were transferred with the sale and Panhandle employees are no longer eligible to accrue additional benefits. The Pension Plan retained pension payment obligations for Panhandle employees that were vested under the Pension Plan.

     The sale of Panhandle resulted in a significant change in the makeup of the Pension Plan. A remeasurement of the obligation was required at the date of sale. The remeasurement further resulted in the following:

     - an increase in OPEB expense of $4 million for 2003, and

     - an additional charge to accumulated other comprehensive income of $34 million ($22 million after-tax) as a result of the increase in the additional minimum pension liability. Due to large contributions, the additional minimum pension liability was eliminated as of December 31, 2003.

     Additionally, a significant number of Panhandle employees elected to retire as of July 1, 2003 under the CMS Energy Employee Pension Plan. As a result, we have recorded a $25 million ($16 million after-tax) settlement loss, and a $10 million ($7 million after-tax) curtailment gain, pursuant to the provisions of SFAS No. 88, which is reflected in discontinued operations.

     In 2003, a substantial number of non-Panhandle retiring employees also elected a lump sum payment instead of receiving pension benefits as an annuity over time. Lump sum payments constitute a settlement under SFAS

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

No. 88. A settlement loss must be recognized when the cost of all settlements paid during the year exceeds the sum of the service and interest costs for that year. We recorded settlement loss of $59 million ($39 million after-tax) in December 2003.

     SERP: SERP benefits are paid from a trust established in 1988. SERP is not a qualified plan under the Internal Revenue Code; SERP trust earnings are taxable and trust assets are included in consolidated assets. Trust assets were $66 million at December 31, 2003, and $57 million at December 31, 2002. The assets are classified as other non-current assets. The Accumulated Benefit Obligation for SERP was $62 million at December 31, 2003 and $54 million at December 31, 2002.

     OPEB: Retiree health care costs at December 31, 2003 are based on the assumption that costs would increase 8.5 percent in 2003. The rate of increase is expected to be 7.5 percent for 2004. The rate of increase is expected to slow to an estimated 5.5 percent by 2010 and thereafter.

     The health care cost trend rate assumption significantly affects the estimated costs recorded. A one-percentage point change in the assumed health care cost trend assumption would have the following effects:

                                                                ONE PERCENTAGE    ONE PERCENTAGE
                                                                POINT INCREASE    POINT DECREASE
                                                                --------------    --------------
                                                                          IN MILLIONS
Effect on total service and interest cost component.........         $ 15             $ (12)
Effect on postretirement benefit obligation.................         $149             $(129)

     We adopted SFAS No. 106, effective as of the beginning of 1992. Consumers recorded a liability of $466 million for the accumulated transition obligation and a corresponding regulatory asset for anticipated recovery in utility rates (see Note 1, Corporate Structure and Accounting Policies, "Utility Regulation.") The MPSC authorized recovery of the electric utility portion of these costs in 1994 over 18 years and the gas utility portion in 1996 over 16 years.

     EISP: We implemented an EISP in 2002 to provide flexibility in separation of employment by officers, a select group of management, or other highly compensated employees. Terms of the plan may include payment of a lump sum, payment of monthly benefits for life, payment of premium for continuation of health care, or any other legally permissible term deemed to be in our best interest to offer. EISP expense was $1 million in 2003 and $2 million in 2002. As of December 31, 2003, the Accumulated Benefit Obligation of the EISP was $3 million.

     The measurement date for all plans is December 31.

     Assumptions: The following table recaps the weighted-average assumptions used in our retirement benefits plans to determine benefit obligations and net periodic benefit cost:

                                                               YEARS ENDED DECEMBER 31
                                                  --------------------------------------------------
                                                      PENSION & SERP                  OPEB
                                                  -----------------------    -----------------------
                                                  2003     2002     2001     2003     2002     2001
                                                  ----     ----     ----     ----     ----     ----
Discount rate.................................    6.25%    6.75%    7.25%    6.25%    6.75%    7.25%
Expected long-term rate of return on plan
  assets(a)...................................    8.75%    8.75%    9.75%
  Union.......................................                               8.75%    8.75%    9.75%
  Non-Union...................................                               6.00%    6.00%    6.00%
Rate of compensation increase:
  Pension.....................................    3.25%    3.50%    5.25%
  SERP........................................    5.50%    5.50%    5.50%

-------------------------
(a) We determine our long-term rate of return by considering historical market returns, the current and future economic environment, the capital market principles of risk and return, and the expertise of individuals and firms with financial market knowledge. We use the asset allocation of the portfolio to forecast the future

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    expected total return of the portfolio. The goal is to determine a long-term rate of return that can be incorporated into the planning of future cash flow requirements in conjunction with the change in the liability. The use of forecasted returns for various classes of assets used to construct an expected return model is reviewed periodically for reasonability and appropriateness.

     Costs: The following table recaps the costs incurred in our retirement benefits plans:

                                                                     YEARS ENDED DECEMBER 31
                                                          ---------------------------------------------
                                                             PENSION & SERP                OPEB
                                                          ---------------------    --------------------
                                                          2003    2002     2001    2003    2002    2001
                                                          ----    ----     ----    ----    ----    ----
                                                                           IN MILLIONS
Service cost..........................................    $ 40    $  44    $ 39    $ 21    $ 20    $ 16
Interest expense......................................      79       89      88      66      69      62
Expected return on plan assets........................     (81)    (103)    (98)    (42)    (43)    (41)
Plan amendments.......................................      --        4      --      --      --      --
Curtailment credit....................................      (2)      --      --      (8)     --      --
Settlement charge.....................................      84       --      --      --      --      --
Amortization of:
  Net transition (asset)..............................      --       --      (5)     --      --      --
  Prior service cost..................................       7        8       8      (7)     (1)     (1)
  Other...............................................       9       (1)     (1)     19      10       1
                                                          ----    -----    ----    ----    ----    ----
Net periodic pension and postretirement benefit
  cost................................................    $136    $  41    $ 31    $ 49    $ 55    $ 37
                                                          ====    =====    ====    ====    ====    ====

     Plan Assets: The following table recaps the categories of plan assets in our retirement benefits plans:

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                  PENSION              OPEB
                                                                ------------       ------------
                                                                2003    2002       2003    2002
                                                                ----    ----       ----    ----
Asset Category:
  Fixed Income..............................................    52%     32%(b)     51%     55%
  Equity Securities.........................................    44%     60%        48%     44%
     CMS Energy Common Stock(a).............................     4%      8%         1%      1%

-------------------------
(a) At December 31, 2003, there were 4,970,000 shares of CMS Energy Common Stock in the Pension Plan assets with a fair value of $42 million, and 414,000 shares in the OPEB plan assets with a fair value of $4 million. At December 31, 2002, there were 5,099,000 shares of CMS Energy Common Stock in the Pension Plan assets with a fair value of $48 million, and 284,000 shares in the OPEB plan assets with a fair value of $3 million.

(b) At February 29, 2004, the Pension Plan assets were 66 percent equity, 34 percent fixed income. We plan to contribute $72 million to our OPEB plan in 2004. We estimate a contribution of $26 million to our Pension Plan in 2004.

     We have established a target asset allocation for our Pension Plan assets of 65 percent equity and 35 percent fixed income investments to maximize the long-term return on plan assets, while maintaining a prudent level of risk. The level of acceptable risk is a function of the liabilities of the plan. Equity investments are diversified mostly across the Standard & Poor's 500 Index, with a lesser allocation to the Standard & Poor's Mid Cap and Small Cap Indexes and a Foreign Equity Index Fund. Fixed income investments are diversified across investment grade instruments of both government and corporate issuers. Annual liability measurements, quarterly portfolio reviews, and periodic asset/liability studies are used to evaluate the need for adjustments to the portfolio allocation.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     We have established union and non-union VEBA trusts to fund our future retiree health and life insurance benefits. These trusts are funded through the rate making process for Consumers, and through direct contributions from the non-utility subsidiaries. The equity portions of the union and non-union health care VEBA trusts are invested in an Standard & Poor's 500 Index fund. The fixed income portion of the union health care VEBA trust is invested in domestic investment grade taxable instruments. The fixed income portion of the non-union health care VEBA trust is invested in a diversified mix of domestic tax-exempt securities. The investment selections of each VEBA are influenced by the tax consequences, as well as the objective of generating asset returns that will meet the medical and life insurance costs of retirees.

     Reconciliations: The following table reconciles the funding of our retirement benefit plans with our retirement benefit plans' liability:

                                                                   YEARS ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                       PENSION PLAN          SERP             OPEB
                                                     ----------------    ------------    ---------------
                                                      2003      2002     2003    2002     2003     2002
                                                      ----      ----     ----    ----     ----     ----
                                                                         IN MILLIONS
Benefit obligation January 1.....................    $1,256    $1,195    $ 81    $ 73    $  982    $ 956
Service cost.....................................        38        40       2       4        21       20
Interest cost....................................        74        84       5       5        66       69
Plan amendment...................................       (19)        3      --      --       (47)     (64)
Actuarial loss (gain)............................        55        72     (10)      1        91       41
Business combinations............................        --        --      --      --       (42)      --
Benefits paid....................................      (215)     (138)     (2)     (2)      (42)     (40)
                                                     ------    ------    ----    ----    ------    -----
Benefit obligation December 31(a)................     1,189     1,256      76      81     1,029      982
                                                     ------    ------    ----    ----    ------    -----
Plan assets at fair value at January 1...........       607       845      --      --       508      508
Actual return on plan assets.....................       115      (164)     --      --        75      (43)
Company contribution.............................       560        64       2       2        76       83
Actual benefits paid.............................      (215)     (138)     (2)     (2)      (41)     (40)
                                                     ------    ------    ----    ----    ------    -----
Plan assets at fair value at December 31.........     1,067       607      --      --       618      508
                                                     ------    ------    ----    ----    ------    -----
Benefit obligation in excess of plan assets......      (122)     (649)    (76)    (81)     (411)    (474)
Unrecognized net loss from experience different
  than assumed...................................       501       573       3      13       313      313
Unrecognized prior service cost (benefit)........        29        60       1       1      (112)     (77)
Panhandle adjustment.............................        --        (7)     --      --        --       --
                                                     ------    ------    ----    ----    ------    -----
Net Balance Sheet Asset (Liability)..............       408       (23)    (72)    (67)     (210)    (238)
Additional minimum liability adjustment(b).......        --      (426)     --      --        --       --
                                                     ------    ------    ----    ----    ------    -----
  Total Net Balance Sheet Asset (Liability)......    $  408    $ (449)   $(72)   $(67)   $ (210)   $(238)
                                                     ======    ======    ====    ====    ======    =====

-------------------------
(a) The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law in December 2003. This Act establishes a prescription drug benefit under Medicare (Medicare Part D), and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. Accounting guidance for the subsidy is not yet available, therefore, we have decided to defer recognizing the effects of the Act in our 2003 financial statements, as permitted by FASB Staff Position No. 106-1. When accounting guidance is issued, our retiree health benefit obligation may be adjusted.

(b) The Pension Plan's Accumulated Benefit Obligation of $1.055 billion exceeded the value of the Pension Plan assets and net balance sheet liability at December 31, 2002. As a result, we recorded an additional minimum liability, including an intangible asset of $53 million, and $373 million of accumulated other

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

comprehensive income. In August 2003, we made our planned contribution of $210 million to the Pension Plan. In December 2003, we made an additional contribution of $350 million to the Pension Plan that eliminated the additional minimum liability. The Accumulated Benefit Obligation for the pension plan was $1.019 billion at December 31, 2003.

11: LEASES

     We lease various assets including vehicles, railcars, construction equipment, an airplane, computer equipment, and buildings. We have both full-service and net leases. A net lease requires us to pay for taxes, maintenance, operating costs, and insurance. Most of our leases contain options at the end of the initial lease term to:

     - purchase the asset at the then fair value of the asset, or

     - renew the lease at the then fair rental value.

     Minimum annual rental commitments under our non-cancelable leases at December 31, 2003 were:

                                                                CAPITAL LEASES    OPERATING LEASES
                                                                --------------    ----------------
                                                                           IN MILLIONS
2004........................................................         $13                $12
2005........................................................          12                 10
2006........................................................          12                 10
2007........................................................          11                  9
2008........................................................           9                  7
2009 and thereafter.........................................          21                 30
                                                                     ---                ---
Total minimum lease payments................................          78                $78
                                                                                        ===
Less imputed interest.......................................          10
                                                                     ---
Present value of net minimum lease payments.................          68
Less current portion........................................          10
                                                                     ---
Non-current portion.........................................         $58
                                                                     ===

     Consumers is authorized by the MPSC to record both capital and operating lease payments as operating expense and recover the total cost from our customers. Operating lease charges were $14 million in 2003, $13 million in 2002, and $15 million in 2001.

     Capital lease expenses were $17 million in 2003, $20 million, in 2002 and $26 million in 2001. Included in the $26 million for 2001 is $7 million of nuclear fuel lease expense. In November 2001, our nuclear fuel capital leasing arrangement expired. At termination of the lease, we paid the lessor $48 million, which was the lessor's remaining investment at that time.

     In April 2001, we entered into a lease agreement for the construction of an office building to be used as the main headquarters for CMS Energy and Consumers in Jackson, Michigan. In November 2003, we exercised our purchase option under the lease agreement and bought the office building with proceeds from a $60 million term loan.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12: JOINTLY OWNED REGULATED UTILITY FACILITIES

     We are required to provide only our share of financing for the jointly owned utility facilities. The direct expenses of the jointly owned plants are included in operating expenses. Operation, maintenance, and other expenses of these jointly owned utility facilities are shared in proportion to each participant's undivided ownership interest. The following table indicates the extent of our investment in jointly owned regulated utility facilities:

                                                                        DECEMBER 31
                                                                ----------------------------
                                                                    NET         ACCUMULATED
                                                                 INVESTMENT     DEPRECIATION
                                                                ------------    ------------
                                                                2003    2002    2003    2002
                                                                ----    ----    ----    ----
                                                                        IN MILLIONS
Campbell Unit 3 -- 93.3 percent.............................    $299    $298    $328    $313
Ludington -- 51 percent.....................................      84      83      87      85
Distribution -- various.....................................      74      77      32      31

13: EQUITY METHOD INVESTMENTS

     Where ownership is more than 20 percent but less than a majority, we account for certain investments in other companies, partnerships and joint ventures by the equity method of accounting in accordance with APB Opinion No.
18. The most significant of these investments is our 50 percent interest in Jorf Lasfar, and our 49 percent interest in the MCV Partnership (Note 15). Our investment in Jorf Lasfar is $256 million at December 31, 2003 and $240 million at December 31, 2002. Net income from these investments included undistributed earnings of $41 million in 2003 and $39 million in 2002 and distributions in excess of earnings of $68 million in 2001. Summarized financial information of the MCV Partnership is disclosed separately in

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15, Summarized Financial Information of Significant Related Energy Supplier. Listed below is the summarized income and balance sheet information for these investments.

Income Statement Data

                                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------
                                                                           2003
                                               -------------------------------------------------------------
                                                JORF                             SCP         ALL
                                               LASFAR    FMLP    TAWEELAH    INVESTMENTS    OTHERS    TOTAL
                                               ------    ----    --------    -----------    ------    -----
                                                                        IN MILLIONS
Operating revenue..........................     $369     $79       $99           $74        $1,135    $1,756
Operating expenses.........................      191       4        38            18         1,006     1,257
                                                ----     ---       ---           ---        ------    ------
Operating income...........................      178      75        61            56           129       499
Other expense, net.........................       58      43        18            25            35       179
                                                ----     ---       ---           ---        ------    ------
Net income (loss)..........................     $120     $32       $43           $31        $   94    $  320
                                                ====     ===       ===           ===        ======    ======

                                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------
                                                                           2002
                                               -------------------------------------------------------------
                                                JORF                             SCP         ALL
                                               LASFAR    FMLP    TAWEELAH    INVESTMENTS    OTHERS    TOTAL
                                               ------    ----    --------    -----------    ------    -----
                                                                        IN MILLIONS
Operating revenue..........................     $364     $91       $101          $43        $3,376    $3,975
Operating expenses.........................      176       4         33           13         3,209     3,435
                                                ----     ---       ----          ---        ------    ------
Operating income...........................      188      87         68           30           167       540
Other expense, net.........................       56      49         86           16           206       413
                                                ----     ---       ----          ---        ------    ------
Net income (loss)..........................     $132     $38       $(18)         $14        $  (39)   $  127
                                                ====     ===       ====          ===        ======    ======

                                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------
                                                                           2001
                                               -------------------------------------------------------------
                                                JORF                             SCP         ALL
                                               LASFAR    FMLP    TAWEELAH    INVESTMENTS    OTHERS    TOTAL
                                               ------    ----    --------    -----------    ------    -----
                                                                        IN MILLIONS
Operating revenue..........................     $357     $99       $ 44          $39        $3,814    $4,353
Operating expenses.........................      151       6         17           12         3,459     3,645
                                                ----     ---       ----          ---        ------    ------
Operating income...........................      206      93         27           27           355       708
Other expense, net.........................       45      63         42           16           237       403
                                                ----     ---       ----          ---        ------    ------
Net income.................................     $161     $30       $(15)         $11        $  118    $  305
                                                ====     ===       ====          ===        ======    ======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data

                                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------
                                                                           2003
                                              --------------------------------------------------------------
                                               JORF                              SCP         ALL
                                              LASFAR    FMLP     TAWEELAH    INVESTMENTS    OTHERS    TOTAL
                                              ------    ----     --------    -----------    ------    -----
                                                                       IN MILLIONS
Assets
  Current assets..........................    $  277    $ --       $ 93         $ 60        $  434    $  864
  Property, plant and equipment, net......        10      --        638          383         2,475     3,506
  Other assets............................     1,152     893         10           --         1,159     3,214
                                              ------    ----       ----         ----        ------    ------
                                              $1,439    $893       $741         $443        $4,068    $7,584
                                              ======    ====       ====         ====        ======    ======
Liabilities
  Current liabilities.....................    $  314    $ 21       $ 81         $ 19        $  425    $  860
  Long-term debt and other non-current
     liabilities..........................       612     411        509          225         3,121     4,878
Equity....................................       513     461        151          199           522     1,846
                                              ------    ----       ----         ----        ------    ------
                                              $1,439    $893       $741         $443        $4,068    $7,584
                                              ======    ====       ====         ====        ======    ======

                                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------
                                                                           2002
                                              --------------------------------------------------------------
                                               JORF                              SCP         ALL
                                              LASFAR    FMLP     TAWEELAH    INVESTMENTS    OTHERS    TOTAL
                                              ------    ----     --------    -----------    ------    -----
Assets
  Current assets..........................    $  225    $ --       $ 91         $ 36        $  676    $1,028
  Property, plant and equipment, net......         7      --        656          291         2,695     3,649
  Other assets............................     1,118     998         10           --         1,076     3,202
                                              ------    ----       ----         ----        ------    ------
                                              $1,350    $998       $757         $327        $4,447    $7,879
                                              ======    ====       ====         ====        ======    ======
Liabilities
  Current liabilities.....................    $  249    $ 22       $ 95         $ 18        $  692    $1,076
  Long-term debt and other non-current
     liabilities..........................       622     428        530          172         2,896     4,648
Equity....................................       479     548        132          137           859     2,155
                                              ------    ----       ----         ----        ------    ------
                                              $1,350    $998       $757         $327        $4,447    $7,879
                                              ======    ====       ====         ====        ======    ======

14: REPORTABLE SEGMENTS

     Our reportable segments consist of business units organized and managed by their products and services. We evaluate performance based upon the net income of each segment. We operate principally in three reportable segments: electric utility, gas utility, and enterprises.

     The electric utility segment consists of the generation and distribution of electricity in the state of Michigan through its subsidiary, Consumers. The gas utility segment consists of regulated activities like transportation, storage, and distribution of natural gas in the state of Michigan through its subsidiary, Consumers. The enterprises segment consists of:

     - investing in, acquiring, developing, constructing, managing, and operating non-utility power generation plants and natural gas facilities in the United States and abroad, and

     - providing gas, oil, and electric marketing services to energy users.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The tables below show financial information by reportable segment. The "Other" net income segment includes corporate interest and other, discontinued operations, and the cumulative effect of accounting changes. We restated 2002 and 2001 information due to the management reorganization and the change in our business strategy in 2003 from five to three operating segments.

Reportable Segments

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                           RESTATED    RESTATED
                                                                 2003        2002        2001
                                                                 ----      --------    --------
                                                                          IN MILLIONS
Revenues
  Electric utility..........................................    $ 2,583    $ 2,644     $ 2,630
  Gas utility...............................................      1,845      1,519       1,338
  Enterprises...............................................      1,085      4,508       4,034
  Other.....................................................         --          2           4
                                                                -------    -------     -------
                                                                $ 5,513    $ 8,673     $ 8,006
                                                                =======    =======     =======
Earnings from Equity Method Investees
  Enterprises...............................................    $   164    $    92     $   172
                                                                -------    -------     -------
                                                                $   164    $    92     $   172
                                                                =======    =======     =======
Depreciation, Depletion, and Amortization
  Electric utility..........................................    $   247    $   228     $   219
  Gas utility...............................................        128        118         118
  Enterprises...............................................         52         64          70
  Other.....................................................          1          2           1
                                                                -------    -------     -------
                                                                $   428    $   412     $   408
                                                                =======    =======     =======
Income Taxes
  Electric utility..........................................    $    90    $   138     $    69
  Gas utility...............................................         35         33          25
  Enterprises...............................................         14       (155)        (83)
  Other.....................................................        (81)       (57)       (105)
                                                                -------    -------     -------
                                                                $    58    $   (41)    $   (94)
                                                                =======    =======     =======
Net Income (Loss)
  Electric utility..........................................    $   167    $   264     $   120
  Gas utility...............................................         38         46          21
  Enterprises...............................................          8       (419)       (272)
  Other.....................................................       (257)      (541)       (328)
                                                                -------    -------     -------
                                                                $   (44)   $  (650)    $  (459)
                                                                =======    =======     =======
Investments in Equity Method Investees
  Enterprises...............................................    $ 1,366    $ 1,367     $ 1,912
  Other.....................................................         24          2          36
                                                                -------    -------     -------
                                                                $ 1,390    $ 1,369     $ 1,948
                                                                =======    =======     =======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                           RESTATED    RESTATED
                                                                 2003        2002        2001
                                                                 ----      --------    --------
                                                                          IN MILLIONS
Identifiable Assets
  Electric utility(a).......................................    $ 6,831    $ 6,058     $ 5,784
  Gas utility(a)............................................      2,983      2,586       2,734
  Enterprises...............................................      3,670      5,724       8,891
  Other.....................................................        354        413         224
                                                                -------    -------     -------
                                                                $13,838    $14,781     $17,633
                                                                =======    =======     =======
Capital Expenditures(b)
  Electric utility..........................................    $   310    $   437     $   623
  Gas utility...............................................        135        181         145
  Enterprises...............................................         49        235         427
  Other.....................................................         --          8         263
                                                                -------    -------     -------
                                                                $   494    $   861     $ 1,458
                                                                =======    =======     =======

Geographic Areas(c)

                                                                           RESTATED    RESTATED
                                                                 2003        2002        2001
                                                                 ----      --------    --------
                                                                          IN MILLIONS
United States
  Operating Revenue.........................................    $ 5,222    $ 8,361     $ 7,639
  Operating Income (Loss)...................................        511        (36)        189
  Identifiable Assets.......................................     12,372     13,355      14,770
International
  Operating Revenue.........................................    $   291    $   312     $   367
  Operating Income (Loss)...................................         84        111         (38)
  Identifiable Assets.......................................      1,466      1,426       2,863

-------------------------
(a) Amounts includes a portion of Consumers' assets for both the Electric and Gas utility units.

(b) Amounts include electric restructuring implementation plan, capital leases for nuclear fuel, purchase of nuclear fuel and other assets and electric DSM costs. Amounts also include a portion of Consumers' capital expenditures for plant and equipment that both the electric and gas utility units use.

(c)  Revenues are based on the country location of customers.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15: SUMMARIZED FINANCIAL INFORMATION OF SIGNIFICANT RELATED ENERGY SUPPLIER

     Under the PPA with the MCV Partnership discussed in Note 4, Uncertainties, our 2003 obligation to purchase electric capacity from the MCV Partnership provided 15 percent of our owned and contracted electric generating capacity. Summarized financial information of the MCV Partnership follows:

Statements of Income

                                                                    YEARS ENDED
                                                                    DECEMBER 31
                                                                --------------------
                                                                2003    2002    2001
                                                                ----    ----    ----
                                                                    IN MILLIONS
Operating revenue(a)........................................    $584    $597    $611
Operating expenses..........................................     416     409     453
                                                                ----    ----    ----
Operating income............................................     168     188     158
Other expense, net..........................................     108     114     110
                                                                ----    ----    ----
Income before cumulative effect of accounting change........      60      74      48
Cumulative effect of change in method of accounting for
  derivative options contracts(b)...........................      --      58      --
                                                                ----    ----    ----
Net Income..................................................    $ 60    $132    $ 48
                                                                ====    ====    ====

Balance Sheets

                             DECEMBER 31
                           ---------------
                            2003     2002
                            ----     ----
                             IN MILLIONS
ASSETS
Current assets(c)........  $  389   $  358
Plant, net...............   1,494    1,550
Other assets.............     187      190
                           ------   ------
                           $2,070   $2,098
                           ======   ======

                             DECEMBER 31
                           ---------------
                            2003     2002
                            ----     ----
                             IN MILLIONS
LIABILITIES AND EQUITY
Current liabilities......  $  250   $  209
Non-current
  liabilities(d).........   1,021    1,155
Partners' equity(e)......     799      734
                           ------   ------
                           $2,070   $2,098
                           ======   ======

-------------------------
(a) Revenue from Consumers totaled $514 million in 2003, $557 million in 2002, and $550 million in 2001.

(b) On April 1, 2002, the MCV Partnership implemented a new accounting standard for derivatives. As a result, the MCV Partnership began accounting for several natural gas contracts containing an option component at fair value. The MCV Partnership recorded a $58 million cumulative effect adjustment for the change in accounting principle as an increase to earnings. CMS Midland's 49 percent ownership share was $28 million ($18 million after-tax), which is reflected as a change in accounting principle on our Consolidated Statements of Income (Loss).

(c) Receivables from Consumers totaled $40 million for December 31, 2003 and $44 million for December 31, 2002.

(d) FMLP is the sole beneficiary of a trust that is the lessor in a long-term direct finance lease with the MCV Partnership. CMS Holdings holds a 46.4 percent ownership interest in FMLP. The MCV Partnership's

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

lease obligations, assets, and operating revenues secure FMLP's debt. The following table summarizes obligation and payment information regarding the direct finance lease.

                                                                                             DECEMBER 31
                                                                                             ------------
                                                                                             2003    2002
                                                                                             ----    ----
                                                                                             IN MILLIONS
    Balance Sheet:
      MCV Partnership:           Lease obligation........................................    $894    $975
      FMLP:                      Non-recourse debt.......................................     431     449
                                 Lease payment to service non-recourse debt (including
                                 interest)...............................................     158     370
      CMS Holdings:              Share of interest portion of lease payment..............      37      34
                                 Share of principle portion of lease payment.............      36      65

                                                                                      YEARS ENDED
                                                                                      DECEMBER 31
                                                                                  --------------------
                                                                                  2003    2002    2001
                                                                                  ----    ----    ----
                                                                                      IN MILLIONS
    Income Statement:
      FMLP:              Earnings.............................................    $32     $38     $30

(e) CMS Midland's recorded investment in the MCV Partnership includes capitalized interest, which we are expensing over the life of our investment in the MCV Partnership. The financing agreements prohibit the MCV Partnership from distributing any cash to its owners until it meets certain financial test requirements. We do not anticipate receiving a cash distribution in the near future.

16: ASSET RETIREMENT OBLIGATIONS

     SFAS NO. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS: This standard became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. We have legal obligations to remove some of our assets, including our nuclear plants, at the end of their useful lives.

     Before adopting this standard, we classified the removal cost of assets included in the scope of SFAS No. 143 as part of the reserve for accumulated depreciation. For these assets, the removal cost of $448 million that was classified as part of the reserve at December 31, 2002, was reclassified in January 2003, in part, as:

     - $364 million ARO liability,

     - $134 million regulatory liability,

     - $42 million regulatory asset, and

     - $7 million net increase to property, plant, and equipment as prescribed by SFAS No. 143.

     We are reflecting a regulatory asset and liability as required by SFAS No. 71 for regulated entities instead of a cumulative effect of a change in accounting principle. Accretion of $1 million related to the Big Rock and Palisades' profit component included in the estimated cost of removal was expensed for 2003.

     The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation, and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

reasonable estimate could not be made. If a five percent market risk premium were assumed, our ARO liability would be $381 million.

     If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, such as assets with indeterminate lives, the liability is to be recognized when a reasonable estimate of fair value can be made. Generally, transmission and distribution assets have indeterminate lives. Retirement cash flows cannot be determined. There is a low probability of a retirement date, so no liability has been recorded for these assets. No liability has been recorded for assets that have insignificant cumulative disposal costs, such as substation batteries. The measurement of the ARO liabilities for Palisades and Big Rock are based on decommissioning studies that are based largely on third-party cost estimates.

     In addition, in 2003, we recorded an ARO liability for certain pipelines and non-utility generating plants and a $1 million, net of tax, cumulative effect of change in accounting for accretion and depreciation expense for ARO liabilities incurred prior to 2003. The pro forma effect on results of operations would not have been material for the year ended December 31, 2002.

     The following tables describe our assets that have legal obligations to be removed at the end of their useful life.

                                            IN SERVICE                                               TRUST
            ARO DESCRIPTION                    DATE                LONG LIVED ASSETS                 FUND
            ---------------                 ----------             -----------------                 -----
                                                                                                  IN MILLIONS
December 31, 2003
  Palisades-decommission plant site.....        1972      Palisades nuclear plant                    $487
  Big Rock-decommission plant site......        1962      Big Rock nuclear plant                       88
  JHCampbell intake/discharge water
     line...............................        1980      Plant intake/discharge water line            --
  Closure of coal ash disposal areas....     Various      Generating plants coal ash areas             --
  Closure of wells at gas storage
     fields.............................     Various      Gas storage fields                           --
  Indoor gas services equipment
     relocations........................     Various      Gas meters located inside structures         --
  Closure of gas pipelines..............     Various      Gas transmission pipelines                   --
  Dismantle natural gas-fired power
     plant..............................        1997      Gas fueled power plant                       --

                                    PRO FORMA              ARO LIABILITY                                         ARO
                                  ARO LIABILITY    -----------------------------                 CASH FLOW    LIABILITY
       ARO DESCRIPTION               1/1/02        1/1/03    INCURRED    SETTLED    ACCRETION    REVISIONS    12/31/03
       ---------------            -------------    ------    --------    -------    ---------    ---------    ---------
                                                                       IN MILLIONS
December 31, 2003
  Palisades-decommission......        $232          $249       $--        $ --         $19          $--         $268
  Big Rock-decommission.......          94            61        --         (39)         13           --           35
  JHCampbell intake line......          --            --        --          --          --           --           --
  Coal ash disposal areas.....          46            51        --          (4)          5           --           52
  Wells at gas storage
     fields...................           2             2        --          --          --           --            2
  Indoor gas services
     relocations..............           1             1        --          --          --           --            1
  Closure of gas
     pipelines(a).............           7             8        --          (8)         --           --           --
  Dismantle natural gas-fired
     power plant..............           1             1        --          --          --           --            1
                                      ----          ----       ---        ----         ---          ---         ----
       Total..................        $383          $373       $--        $(51)        $37          $--         $359
                                      ====          ====       ===        ====         ===          ===         ====

-------------------------
(a) ARO Liability was settled in 2003 as a result of the sales of Panhandle and CMS Field Services.

     Reclassification of Non-Legal Cost of Removal: Beginning in December 2003, the SEC requires the quantification and reclassification of the estimated cost of removal obligations arising from other than legal obligations. These obligations have been accrued through depreciation charges. We estimate that we had $983 million in 2003 and $907 million in 2002 of previously accrued asset removal costs related to our regulated operations, for other than legal obligations. These obligations, which were previously classified as a component of

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

accumulated depreciation, were reclassified as regulatory liabilities in the accompanying consolidated balance sheets.

17: IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

     SFAS NO. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: Amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. Implementation of this statement has not impacted our Consolidated Financial Statements.

     SFAS NO. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY: Establishes standards for how we classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement requires us to classify financial instruments within its scope as liabilities rather than mezzanine equity, the area between liabilities and equity. SFAS No. 150 became effective July 1, 2003.

     We have five Trust Preferred Securities outstanding as of December 31, 2003 that are issued by our affiliated trusts. Each trust holds a subordinated debenture from the parent company. The terms of the debentures are identical to those of the trust-preferred securities, except that the debenture has an explicit maturity date. The trust documents, in turn, require that the trust be liquidated upon the repayment of the debenture. The preferred securities are redeemable upon the liquidation of the subsidiary; therefore, are considered equity in the financial statements of the subsidiary.

     At their October 29, 2003 Board meeting, the FASB deferred the implementation of the portion of SFAS No. 150 relating to mandatorily redeemable noncontrolling interests in subsidiaries when the noncontrolling interests are classified as equity in the financial statements of the subsidiary. Our Trust Preferred Securities are included in the deferral action.

     Upon adoption of FASB Interpretation No. 46, we determined that our trusts that issue Trust Preferred Securities should be deconsolidated and reported as long-term debt -- related parties. Refer to further discussion under FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

     EITF ISSUE NO. 02-03, RECOGNITION AND REPORTING OF GAINS AND LOSSES ON ENERGY TRADING CONTRACTS UNDER EITF ISSUES NO. 98-10 AND 00-17: At the October 25, 2002 meeting, the EITF reached a consensus to rescind EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. As a result, only energy contracts that meet the definition of a derivative in SFAS No. 133 will be carried at fair value. Energy trading contracts that do not meet the definition of a derivative must be accounted for as executory contracts. We recognized a cumulative effect of change in accounting principle loss of $23 million, net of tax, for the year ended December 31, 2003.

     EITF ISSUE NO. 01-08, DETERMINING WHETHER AN ARRANGEMENT CONTAINS A
LEASE: In May 2003, the EITF reached consensus in EITF Issue No. 01-08 requiring both parties to a transaction, such as power purchase agreements, to determine whether a service contract or similar arrangement is or includes a lease within the scope of SFAS No. 13, Accounting for Leases. The consensus is to be applied prospectively to arrangements agreed to, modified, or acquired in business combinations in fiscal periods beginning July 1, 2003.

     Prospective accounting under EITF Issue No. 01-08, could affect the timing and classification of revenue and expense recognition. Certain product sales and service revenue and expenses may be required to be reported as rental or leasing income and/or expenses. Transactions deemed to be capital lease arrangements would be included on our balance sheet. The adoption of EITF Issue No. 01-08 has not impacted our results of operations, cash flows, or financial position.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     EITF ISSUE NO. 03-04, ACCOUNTING FOR CASH BALANCE PENSION PLANS: In May 2003, the EITF reached consensus in EITF Issue No. 03-04 to specifically address the accounting for certain cash balance pension plans. EITF Issue No. 03-04 concluded that certain cash balance plans be accounted for as defined benefit plans under SFAS No. 87, Employers' Accounting for Pensions. The EITF requirements must be applied as of our next plan measurement date after issuance, which is December 31, 2003. In 2003, we started a cash balance pension plan that covers employees hired after June 30, 2003. We do account for this plan as a defined benefit plan under SFAS No. 87 and comply with EITF Issue No. 03-04. For further information, see Note 10, Retirement Benefits.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

     FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST
ENTITIES: FASB issued this interpretation in January 2003. The objective of the Interpretation is to assist in determining when one party controls another entity in circumstances where a controlling financial interest cannot be properly identified based on voting interests. Entities with this characteristic are considered variable interest entities. The Interpretation requires the party with the controlling financial interest to consolidate the entity.

     On December 24, 2003, the FASB issued Revised FASB Interpretation No. 46. For entities that have not previously adopted FASB Interpretation No. 46, Revised FASB Interpretation No. 46 provides an implementation deferral, until the first quarter of 2004. Revised FASB Interpretation No. 46 is effective for the first quarter of 2004 for all entities other than special purpose entities. Special-purpose entities must apply either FASB Interpretation No. 46 or Revised FASB Interpretation No. 46 for the first reporting period that ends after December 15, 2003.

     As of December 31, 2003, we have completed our analysis for and have adopted Revised FASB Interpretation No. 46 for all entities other than the MCV Partnership and FMLP. We continue to evaluate and gather information regarding those entities. We will adopt the provisions of Revised FASB Interpretation No. 46 for the MCV Partnership and FMLP in the first quarter of 2004.

     If our completed analysis shows we have the controlling financial interest in the MCV Partnership and FMLP, we would consolidate their assets, liabilities, and activities, including $700 million of non-recourse debt, into our financial statements. Financial covenants under our financing agreements could be impacted negatively after such a consolidation. As a result, it may become necessary to seek amendments to the relevant financing agreements to modify the terms of certain of these covenants to remove the effect of this consolidation, or to refinance the relevant debt. As of December 31, 2003, our investment in the MCV Partnership was $419 million and our investment in the FMLP was $224 million.

     We determined that we have the controlling financial interest in three entities that are determined to be variable interest entities. We have 50-percent partnership interest in T.E.S Filer City Station Limited Partnership, Grayling Generating Station Limited Partnership, and Genesee Power Station Limited Partnership. Additionally, we have operating and management contracts and are the primary purchaser of power from each partnership through long-term power purchase agreements. Collectively, these interests provide us with the controlling financial interest as defined by the Interpretation. Therefore, we have consolidated these partnerships into our consolidated financial statements for the first time as of December 31, 2003. At December 31, 2003, total assets consolidated for these entities are $227 million and total liabilities are $164 million, including $128 million of non-recourse debt. At December 31, 2003, CMS Energy has outstanding letters of credit and guarantees of $5 million relating to these entities. At December 31, 2003, minority interest recorded for these entities totaled $36 million.

     We also determined that we do not hold the controlling financial interest in our trust preferred security structures. Accordingly, those entities have been deconsolidated as of December 31, 2003. Company obligated Trust Preferred Securities totaling $663 million that were previously included in mezzanine equity, have been

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

eliminated due to deconsolidation. As a result of the deconsolidation, we have reflected $684 million of long-term debt -- related parties and have reflected an investment in related parties of $21 million.

     We are not required to, and have not, restated prior periods for the impact of this accounting change.

     Additionally, we have non-controlling interests in four other variable interest entities. FASB Interpretation No. 46 requires us to disclose certain information about these entities. The chart below details our involvement in these entities at December 31, 2003:

                                                                                        INVESTMENT       OPERATING
NAME                                                                     INVOLVEMENT    BALANCE          AGREEMENT WITH
(OWNERSHIP INTEREST)     NATURE OF THE ENTITY    COUNTRY                 DATE           (IN MILLIONS)    CMS ENERGY
--------------------     --------------------    -------                 -----------    -------------    --------------
Loy Yang Power (49%)     Power Generator         Australia                  1997            $ --              Yes
Taweelah (40%)           Power Generator         United Arab Emirates       1999            $ 83              Yes
Jubail (25%)             Generator --            Saudi Arabia               2001            $ --              Yes
                         Under Construction
Shuweihat (20%)          Generator --            United Arab Emirates       2001            $(24)(a)          Yes
                         Under Construction
                                                                                            ----
Total                                                                                       $ 59
                                                                                            ====

                       TOTAL
NAME                   GENERATING
(OWNERSHIP INTEREST)   CAPACITY
--------------------   ----------
Loy Yang Power (49%)    2,000 MW
Taweelah (40%)            777 MW
Jubail (25%)              250 MW
Shuweihat (20%)         1,500 MW
                        --------
Total                   4,527 MW
                        ========

-------------------------
(a) At December 31, 2003, we recorded a negative investment in Shuweihat. The balance is comprised of our investment of $3 million reduced by our proportionate share of the negative fair value of derivative instruments of $27 million. We are required to record the negative investment due to our future commitment to make an equity investment in Shuweihat.

     Our maximum exposure to loss through our interests in these variable interest entities is limited to our investment balance of $59 million, Loy Yang currency translation losses of $110 million, net of tax, and letters of credit, guarantees, and indemnities relating to Taweelah and Shuweihat totaling $146 million. Included in the $146 million is a letter of credit relating to our required initial investment in Shuweihat of $70 million. We plan to contribute our initial investment when the project becomes commercially operational in 2004.

     STATEMENT OF POSITION, ACCOUNTING FOR CERTAIN COSTS AND ACTIVITIES RELATED TO PROPERTY, PLANT, AND EQUIPMENT: At its September 9, 2003 meeting, the Accounting Standards Executive Committee, of the American Institute of Certified Public Accountants voted to approve the Statement of Position, Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment. The Statement of Position is expected to be presented for FASB clearance in 2004 and would be applicable for fiscal years beginning after December 15, 2004. An asset classified as property, plant, and equipment asset often comprises multiple parts and costs. A component accounting policy determines the level at which those parts are recorded. Capitalization of certain costs related to property, plant, and equipment are included in the total cost. The Statement of Position could impact our component and capitalization accounting for property, plant, and equipment. We continue to evaluate the impact, if any, this Statement of Position will have upon adoption.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18: RESTATEMENT AND RECLASSIFICATION

     We have determined the need to make certain adjustments to our consolidated financial statements for the fiscal years ended December 31, 2002, December 31, 2001, and December 31, 2000. Therefore, the consolidated financial statements for 2002 and 2001 have been restated from amounts previously reported. The table below summarizes the significant adjustments and the effects on our consolidated net loss.

                NET LOSS (INCREASE) DECREASE                    2002    2001    TOTAL
                ----------------------------                    ----    ----    -----
                                                                     IN MILLIONS
Interest allocation reclassification for International
  Energy Distribution.......................................    $ (3)   $  3    $ --
Derivatives related to the equity method investments........     (27)    (14)    (41)
                                                                ----    ----    ----
Total.......................................................    $(30)   $(11)   $(41)
                                                                ====    ====    ====

     INTEREST ALLOCATION RECLASSIFICATION FOR INTERNATIONAL ENERGY
DISTRIBUTION: Due to lack of progress on the sale, we reclassified our international energy distribution business, which includes CPEE and SENECA, from discontinued operations to continuing operations for the years 2003, 2002, and 2001. When we initially reported the international energy distribution business as a discontinued operation in 2001, we applied APB Opinion No. 30, which allowed us to record a provision for anticipated operating losses. We currently apply FASB No. 144 which does not allow us to record a provision for future operating losses. Therefore, in the process of reclassifying the international energy distribution business to continuing operations and reversing such provisions, we increased our net loss by $3 million in 2002 and decreased our net loss by $3 million in 2001.

     DERIVATIVES RELATED TO THE EQUITY METHOD INVESTMENTS: Some of our equity affiliates hold derivative instruments, including interest rate swaps and other similar instruments. Some of these instruments have been accounted for as cash flow hedges, with changes in the fair value of the hedges reported in accumulated other comprehensive income in 2003, 2002 and 2001. However, in late 2003 it was determined that certain of our equity affiliates did not formally designate their instruments as hedges, or did not do so in a timely manner, in accordance with SFAS No. 133. Therefore, the changes in the fair value of the hedges should have been reported in earnings in 2003, 2002, and 2001. As a result, the effects of the changes in the fair value of the hedges require restatement. Our proportionate share of the adjustments increased our net loss by $27 million in 2002 and increased our net loss by $14 million in 2001.

     BALANCE SHEET IMPACTS: The most significant effects on our consolidated balance sheets include the reclassification of International Energy Distribution from "held for sale" to continuing operations and the change in our investments due to the correction of the derivatives discussed above.

     During the fourth quarter of 2000, we wrote down the value of our investment in Loy Yang by $329 million ($268 million after-tax). We have now concluded that the tax benefit associated with the write-down should have been reduced by $38 million. Accordingly, our retained deficit as of January 1, 2001 increased by this amount.

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following tables present the effects of the adjustments we made to our consolidated financial statements for the fiscal years ended December 31, 2002 and December 31, 2001, as well as effects of reclassifying Marysville and Parmelia into discontinued operations.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               2002                          2001
                                                    --------------------------    --------------------------
                                                    AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                                    -----------    -----------    -----------    -----------
                                                                          IN MILLIONS
Operating Revenue...............................      $8,561         $8,673         $7,878         $8,006
Earnings from Equity Method Investees...........         126             92            185            172
Operating expenses
  Operation.....................................       7,177          7,242          6,762          6,851
  Maintenance...................................         211            212            224            225
  Depreciation, depletion and amortization......         403            412            398            408
  General taxes.................................         199            222            196            220
  Asset impairment charges......................         598            602            240            323
                                                      ------         ------         ------         ------
  Total Operating Expenses......................       8,588          8,690          7,820          8,027
                                                      ------         ------         ------         ------
Operating Income................................          99             75            243            151
                                                      ------         ------         ------         ------
Other Income (Deductions):
  Accretion expense.............................         (31)           (31)           (37)           (37)
  Gain (loss) on asset sales, net...............          37             37              -             (2)
  Other, net....................................          (4)            (6)            25             26
                                                      ------         ------         ------         ------
  Total Other Income (Deductions)...............           2             --            (12)           (13)
                                                      ------         ------         ------         ------
Fixed Charges...................................         504            508            562            566
Loss From Continuing Operations Before Income
  Taxes and Minority Interests..................        (403)          (433)          (331)          (428)
                                                      ------         ------         ------         ------
Income Tax Expense (Benefit)....................          13            (41)           (98)           (94)
Minority Interests..............................          --              2              3             (7)
                                                      ------         ------         ------         ------
Loss From Continuing Operations.................        (416)          (394)          (236)          (327)
                                                      ------         ------         ------         ------
Loss From Discontinued Operations...............        (222)          (274)          (210)          (128)
                                                      ------         ------         ------         ------
Loss Before Cumulative Effect of Change in
  Accounting Principle..........................        (638)          (668)          (446)          (455)
                                                      ------         ------         ------         ------
Cumulative Effect of Change in Accounting.......          18             18             (2)            (4)
                                                      ------         ------         ------         ------
Consolidated Net Loss...........................      $ (620)        $ (650)        $ (448)        $ (459)
                                                      ======         ======         ======         ======
Basic and Diluted Loss Per Share................      $(4.46)        $(4.68)        $(3.42)        $(3.51)
                                                      ======         ======         ======         ======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               2002                          2001
                                                    --------------------------    --------------------------
                                                    AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                                    -----------    -----------    -----------    -----------
                                                                          IN MILLIONS
Consolidated net loss...........................      $  (620)       $  (650)       $  (448)       $  (459)
Net cash provided by operating activities.......          624            614            366            372
Net cash provided by (used in) investing
  activities....................................          863            829         (1,348)        (1,349)
Net cash provided by (used in) financing
  activities....................................       (1,237)        (1,223)           968            967
Effect of Exchange Rate on Cash.................           --              8             --            (10)
Net Increase (Decrease) in Cash and Temporary
  Cash Investments..............................          250            228            (14)           (20)
                                                      -------        -------        -------        -------
Cash and Cash Investments, End of Period........      $   377        $   351        $   127        $   123
                                                      =======        =======        =======        =======

                          CONSOLIDATED BALANCE SHEETS

                                                               2002                          2001
                                                    --------------------------    --------------------------
                                                    AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                                    -----------    -----------    -----------    -----------
                                                                          IN MILLIONS
ASSETS
Plant and Property (at cost)....................      $ 5,234        $ 6,103        $ 5,848        $ 6,703
                                                      -------        -------        -------        -------
Investments.....................................        1,398          1,369          1,961          1,960
                                                      -------        -------        -------        -------
Current Assets:
  Cash and temporary cash investments...........          377            351            127            123
  Restricted cash...............................           --             38             --              4
  Accounts receivable, notes receivable, and
     accrued revenue............................          757            783            704            743
  Assets held for sale..........................          644            595            471            412
  Price risk management assets..................          115            115            327            327
  Prepayments, inventories, and other...........          855            857            931            951
                                                      -------        -------        -------        -------
Total Current Assets............................        2,748          2,739          2,560          2,560
                                                      -------        -------        -------        -------
Non-current Assets:
  Regulatory assets.............................        1,053          1,053          1,105          1,105
  Assets held for sale..........................        2,081          2,084          3,480          3,438
  Price risk management assets..................          135            135            368            368
  Other.........................................        1,266          1,298          1,453          1,499
                                                      -------        -------        -------        -------
Total Non-current Assets........................        4,535          4,570          6,406          6,410
                                                      -------        -------        -------        -------
Total Assets....................................      $13,915        $14,781        $16,775        $17,633
                                                      =======        =======        =======        =======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                               2002                          2001
                                                    --------------------------    --------------------------
                                                    AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                                    -----------    -----------    -----------    -----------
                                                                          IN MILLIONS
STOCKHOLDERS' INVESTMENT AND LIABILITIES
Capitalization:
Common stockholders' equity.....................      $ 1,133        $ 1,078        $ 2,038        $ 1,991
Long-term debt..................................        5,356          5,357          5,840          5,842
Non-current portion of capital leases...........          116            116             71             71
Other...........................................          927            927          1,258          1,258
                                                      -------        -------        -------        -------
Total Capitalization............................        7,532          7,478          9,207          9,162
                                                      -------        -------        -------        -------
Minority Interests..............................           21             38             24             43
                                                      -------        -------        -------        -------
Current Liabilities:
  Current portion of long-term debt and capital
     leases.....................................          640            646          1,016          1,016
  Notes payable.................................          458            458            416            416
  Accounts payable..............................          482            496            595            614
  Accrued taxes.................................          291            291            111            111
  Liabilities held for sale.....................          465            427            639            605
  Price risk management liabilities.............           96             96            367            367
  Deferred income taxes.........................           15             15             49             49
  Other.........................................          451            460            478            494
                                                      -------        -------        -------        -------
Total Current Liabilities.......................        2,898          2,889          3,671          3,672
                                                      -------        -------        -------        -------
Non-current Liabilities:
  Deferred income taxes.........................          414            438            824            864
  Regulatory liabilities for cost of removal....           --            907             --            870
  Liabilities held for sale.....................        1,243          1,218          1,376          1,354
  Price risk management liabilities.............          135            135            287            287
  Other.........................................        1,672          1,678          1,386          1,381
                                                      -------        -------        -------        -------
Total Non-current Liabilities...................        3,464          4,376          3,873          4,756
                                                      -------        -------        -------        -------
Total Stockholders' Investment and
  Liabilities...................................      $13,915        $14,781        $16,775        $17,633
                                                      =======        =======        =======        =======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                               2002                          2001
                                                    --------------------------    --------------------------
                                                    AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                                    -----------    -----------    -----------    -----------
                                                                          IN MILLIONS
Retained Deficit
  At beginning of period........................      $  (951)       $(1,001)       $ (313)        $  (352)
  Consolidated net loss.........................         (620)          (650)         (448)           (459)
  Common stock dividends declared...............         (149)          (149)         (190)           (190)
                                                      -------        -------        ------         -------
     At end of period...........................       (1,720)        (1,800)         (951)         (1,001)
                                                      -------        -------        ------         -------
Accumulated Other Comprehensive Loss
  At beginning of period........................         (269)          (266)         (201)           (198)
  Minimum pension liability.....................         (241)          (241)           --              --
  Investments...................................            7              7            (3)             (3)
  Derivative instruments........................          (25)            (3)          (38)            (38)
  Foreign currency translation..................         (225)          (225)          (27)            (27)
                                                      -------        -------        ------         -------
     At end of period...........................         (753)          (728)         (269)           (266)
                                                      -------        -------        ------         -------
Common stock....................................            1              1             1               1
Other paid-in capital...........................        3,605          3,605         3,257           3,257
                                                      -------        -------        ------         -------
Total Common Stockholders' Equity...............      $ 1,133        $ 1,078        $2,038         $ 1,991
                                                      =======        =======        ======         =======
Total Other Comprehensive Loss..................      $(1,104)       $(1,112)       $ (516)        $  (527)
                                                      =======        =======        ======         =======

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19: QUARTERLY FINANCIAL AND COMMON STOCK INFORMATION (UNAUDITED)

     We have determined the need to make certain adjustments to our consolidated financial statements for the quarterly periods of 2003 and 2002. Therefore, the consolidated financial statements for the quarterly periods of 2003 and 2002 have been restated from amounts previously reported.

                                                                            2003 (RESTATED)
                                                               ------------------------------------------
                      QUARTERS ENDED                           MARCH 31    JUNE 30    SEPT. 30    DEC. 31
                      --------------                           --------    -------    --------    -------
                                                                 IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue..........................................     $1,968     $1,126      $1,047     $1,372
Operating income...........................................        236        176          78        105
Income (loss) from continuing operations...................         75        (12)        (71)       (35)
Discontinued operations(a).................................         31        (53)          2         43
Cumulative effect of change in accounting principles(a)....        (24)        --          --         --
Consolidated net income (loss).............................         82        (65)        (69)         8
Income (loss) from continuing operations per average common
  share -- basic...........................................       0.52      (0.08)      (0.47)     (0.22)
Income (loss) from continuing operations per average common
  share -- diluted.........................................       0.47      (0.08)      (0.47)     (0.22)
Basic earnings (loss) per average common share(b)..........       0.57      (0.45)      (0.46)      0.05
Diluted earnings (loss) per average common share(b)........       0.52      (0.45)      (0.46)      0.05
Dividends declared per common share........................         --         --          --         --
Common stock prices(c)
  High.....................................................      10.59       8.50        7.99       8.63
                                                                ======     ======      ======     ======
  Low......................................................       3.49       4.58        6.11       7.44
                                                                ======     ======      ======     ======

                                                                            2002 (RESTATED)
                                                               ------------------------------------------
                      QUARTERS ENDED                           MARCH 31    JUNE 30    SEPT. 30    DEC. 31
                      --------------                           --------    -------    --------    -------
                                                                 IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue..........................................     $2,248     $2,123      $2,566     $1,736
Operating income (loss)....................................        283        136         178       (522)
Income (loss) from continuing operations...................        103         17          (1)      (513)
Discontinued operations(a).................................        (52)      (128)         26       (120)
Cumulative effect of change in accounting principles(a)....         --         17           1         --
Consolidated net income (loss).............................         51        (94)         26       (633)
Income (loss) from continuing operations per average common
  share -- basic...........................................       0.77       0.14          --      (3.57)
Income (loss) from continuing operations per average common
  share -- diluted.........................................       0.77       0.14          --      (3.57)
Basic earnings (loss) per average common share(b)..........       0.38      (0.69)       0.18      (4.40)
Diluted earnings (loss) per average common share(b)........       0.38      (0.69)       0.18      (4.40)
Dividends declared per common share........................      0.365      0.365        0.18       0.18
Common stock prices(c)
  High.....................................................      24.62      22.24       11.28      10.48
                                                                ======     ======      ======     ======
  Low......................................................      21.27      10.46        7.49       5.79
                                                                ======     ======      ======     ======

-------------------------
(a)  Net of tax

(b) Sum of the quarters may not equal the annual earnings per share due to changes in shares outstanding

(c)  Based on New York Stock Exchange -- Composite transactions

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following tables present the effects of the adjustments we made to our consolidated financial statements for the quarterly periods of 2003 and 2002, as well as the effects of reclassifying Marysville and Parmelia into discontinued operations.

                                                                                  2003
                                                                -----------------------------------------
          QUARTERS ENDED -- REPORTED VS. RESTATED               MARCH 31         JUNE 30         SEPT. 30
          ---------------------------------------               --------         -------         --------
                                                                  IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue as reported...............................     $1,992          $1,154           $1,016
Operating revenue as restated...............................      1,968           1,126            1,047
Operating income as reported................................        239             183              129
Operating income as restated................................        236             176               78
Income (loss) from continuing operations as reported........         76              (5)             (34)
Income (loss) from continuing operations as restated........         75             (12)             (71)
Discontinued operations as reported.........................         27             (40)             (43)
Discontinued operations as restated.........................         31             (53)               2
Consolidated net income (loss) as reported..................         79             (45)             (77)
Consolidated net income (loss) as restated..................         82             (65)             (69)
Basic earnings (loss) per average common share as
  reported..................................................       0.55           (0.31)           (0.51)
Basic earnings (loss) per average common share as
  restated..................................................       0.57           (0.45)           (0.46)
Diluted earnings (loss) per average common share as
  reported..................................................       0.51           (0.31)           (0.51)
Diluted earnings (loss) per average common share as
  restated..................................................       0.52           (0.45)           (0.46)

                                                                                  2002
                                                               ------------------------------------------
          QUARTERS ENDED -- REPORTED VS. RESTATED              MARCH 31    JUNE 30    SEPT. 30    DEC. 31
          ---------------------------------------              --------    -------    --------    -------
                                                                 IN MILLIONS, EXCEPT PER SHARE AMOUNTS
Operating revenue as reported..............................     $2,263     $2,135      $2,534     $1,708
Operating revenue as restated..............................      2,248      2,123       2,566      1,736
Operating income (loss) as reported........................        275        152         190       (520)
Operating income (loss) as restated........................        283        136         178       (522)
Income (loss) from continuing operations as reported.......         93         36          11       (557)
Income (loss) from continuing operations as restated.......        103         17          (1)      (513)
Discontinued operations as reported........................        (51)      (127)         25        (68)
Discontinued operations as restated........................        (52)      (128)         26       (120)
Consolidated net income (loss) as reported.................         42        (74)         37       (625)
Consolidated net income (loss) as restated.................         51        (94)         26       (633)
Basic earnings (loss) per average common share as
  reported.................................................       0.32      (0.55)       0.26      (4.34)
Basic earnings (loss) per average common share as
  restated.................................................       0.38      (0.69)       0.18      (4.40)
Diluted earnings (loss) per average common share as
  reported.................................................       0.32      (0.55)       0.26      (4.34)
Diluted earnings (loss) per average common share as
  restated.................................................       0.38      (0.69)       0.18      (4.40)

                             CMS ENERGY CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The table below summarizes the significant adjustments and the effect on consolidated net income (loss) by quarter.

                                                          2003                                   2002
                                             ------------------------------    -----------------------------------------
             QUARTERS ENDED                  MAR. 31    JUNE 30    SEPT. 30    MAR. 31    JUNE 30    SEPT. 30    DEC. 31
             --------------                  -------    -------    --------    -------    -------    --------    -------
                                                                             IN MILLIONS
Consolidated net income (loss) as
  reported...............................      $79       $(45)       $(77)       $42       $(74)       $37        $(625)
Discontinued operations reclass(a).......       --         --          --         (1)        (1)        (1)          --
Derivative accounting changes(b).........        3         (6)          8         10        (19)       (10)          (8)
Panhandle sale adjustment(c).............       --        (14)         --         --         --         --           --
                                               ---       ----        ----        ---       ----        ---        -----
Consolidated net income (loss) as
  restated...............................      $82       $(65)       $(69)       $51       $(94)       $26        $(633)
                                               ===       ====        ====        ===       ====        ===        =====

-------------------------
(a) We continue to pursue the sale of International Energy Distribution, which includes CPEE and SENECA, but due to the slow progress on the sale, we have reclassified this entity from discontinued operations to continuing operations for the years 2003, 2002, and 2001. When we initially reported the international energy distribution business as a discontinued operation in 2001, we applied APB Opinion No. 30, which allowed us to record a provision for anticipated closing costs and operating losses. We currently apply FASB No. 144 which does not allow us to record a provision for future operating losses. Therefore, in the process of reclassifying the international energy distribution business to continuing operations and reversing such provisions, we increased our net loss by $3 million in 2002 and decreased our net loss by $3 million in 2001. In 2003, there was an increase to net income of $75 million as a result of reversing the previously recognized impairment loss in discontinued operations.

(b) We determined that certain equity method investees inappropriately accounted for interest rate swaps as hedges. For additional details, see
     Note 18, Restatement and Reclassification.

(c) We determined the net loss recorded in the second quarter of 2003 relating to the sale of Panhandle, reflected as Discontinued Operations, was understated by approximately $14 million, net of tax. The understatement occurred because we did not recognize through our second quarter 2003 earnings an unrealized loss related to certain Panhandle interest rate hedging derivative instruments. Pursuant to SFAS No. 133, the unrealized loss was accounted for in Other Comprehensive Income, but needed to be recognized through earnings upon the sale of Panhandle.

                      (This page intentionally left blank)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CMS Energy Corporation

     We have audited the accompanying consolidated balance sheets of CMS Energy Corporation (a Michigan corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), common stockholders' equity and cash flows for each of three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of Midland Cogeneration Venture Limited Partnership and Jorf Lasfar Energy Company S.C.A., which represent investments accounted for under the equity method of accounting, have been audited by other auditors (the other auditors for 2001 for Midland Cogeneration Venture Limited Partnership have ceased operations) whose reports have been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for Midland Cogeneration Venture Limited Partnership and Jorf Lasfar Energy Company S.C.A., respectively, it is based solely on their reports.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CMS Energy Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Notes 16 and 17 to the consolidated financial statements, in 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations", EITF Issue No. 02-03, "Recognition and Reporting of Gains and Losses on Energy Trading Contracts" and of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities". As discussed in Notes 3, 9 and 15 to the consolidated financial statements, in 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangibles", SFAS No. 148, "Accounting for Stock-Based Compensation" and Midland Cogeneration Venture Limited Partnership adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted.

     As discussed in Note 18 to the consolidated financial statements, the Company restated its 2002 and 2001 financial statements.

                                          /s/ ERNST & YOUNG LLP

Detroit, Michigan
February 27, 2004

                         REPORT OF INDEPENDENT AUDITORS

     We have audited the accompanying balance sheets of Jorf Lasfar Energy Company S.C.A (the "Company") as of December 31, 2003, 2002 and 2001, and the related statements of income, of stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company S.C.A at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Price Waterhouse

Casablanca, Morocco,
February 10, 2004

                         REPORT OF INDEPENDENT AUDITORS

To the Partners and the Management Committee of Midland Cogeneration Venture Limited Partnership:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' equity and cash flows present fairly, in all material respects, the financial position of the Midland Cogeneration Limited Partnership (a Michigan limited partnership) and its subsidiaries (MCV) at December 31, 2003 and 2002, and the results of their operations and their cash flows for the each of the two years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of MCV's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of MCV for the year ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

     As explained in Note 2 to the financial statements, effective April 1, 2002, Midland Cogeneration Venture Limited Partnership changed its method of accounting for derivative and hedging activities in accordance with Derivative Implementation Group ("DIG") Issue C-16.

                                          /s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 18, 2004

                 THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED
              ARTHUR ANDERSEN REPORT AND THIS REPORT HAS NOT BEEN
                        REISSUED BY ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners and the Management Committee of the Midland Cogeneration Venture Limited Partnership:

     We have audited the accompanying consolidated balance sheets of the MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (a Michigan limited partnership) and subsidiaries (MCV) as of December 31, 2001 and 2000, and the related consolidated statements of operations, partners' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of MCV's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Midland Cogeneration Venture Limited Partnership and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     As explained in Note 2 to the financial statements, effective January 1, 2001, Midland Cogeneration Venture Limited Partnership changed its method of accounting related to derivatives and hedging activities.

/s/Arthur Andersen LLP

Detroit, Michigan,
January 18, 2002

                        Jorf Lasfar Energy Company S.C.A
                                      JLEC

                        CENTRALE THERMIQUE DE JORF LASFAR
                               B P 99 SIDI BOUZID
                                    EL JADIDA
                                     MOROCCO
                              Tel : 212 23 34 53 71
                              Fax : 212 23 34 54 05








                                     US GAAP

                              FINANCIAL STATEMENTS

                                      AS OF

                        DECEMBER 31, 2003, 2002 AND 2001








                                     AUDITED










--------------------------------------------------------------------------------
    R.C. n(degree)86655 - Patente n(degree)35511273 - Identification Fiscale
                           (I.S TVA) n(degree)1021595

        JORF  LASFAR  ENERGY  COMPANY

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                      Page(s)
                                                                                                    -------------

        Balance Sheet

                    As of December 31, 2003, 2002, and 2001  ........................................     4


        Statement of Income

                    For year ending December 31, 2003, 2002, and 2001  ..............................     5


        Statement of Stockholders' Equity

                    For year ending December 31, 2003, 2002, and 2001  ..............................     6


        Statement of Cash Flows

                    For year ending December 31, 2003, 2002, and 2001  ..............................     7


        Notes to US GAAP Financial Statements .......................................................  8-29

                         Report of Independent Auditors


     We have audited the accompanying balance sheets of Jorf Lasfar Energy Company S.C.A (the "Company") as of December 31, 2003, 2002 and 2001, and the related statements of income, of stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company S.C.A at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Price Waterhouse

Casablanca, Morocco,
February 10, 2004

       JORF  LASFAR  ENERGY  COMPANY

BALANCE SHEET

                                                                 Note     December 31, 2003  December 31, 2002   December 31, 2001
                                                                 ----     -----------------  -----------------   -----------------
                                                                          (000) U.S. Dollars (000) U.S. Dollars  (000) U.S. Dollars
ASSETS

       Current Assets
           Cash ..............................................    3.1             65,611              46,683            67,106
           Inventories .......................................  2.c & 4           38,548              40,615            31,759
           Account Receivable ................................     5              85,486              76,175            86,515
           Prepayments .......................................     6               8,138              10,431             4,477
           Net investment from $ DFL model ................... 2.b & 17.3         38,461              20,206            56,061
           Net investment from Euro DFL model ................ 2.b & 17.3         40,942              31,298            21,301
           Other .............................................                         0                  0                 0
                                                                              ----------          ----------        ----------
                  Total current assets .......................                   277,186             225,408           267,219

       Long Term Assets, net
           Restricted Cash ...................................    3.2             83,049              53,778            17,140
           Fixed Assets ......................................     7               9,603               6,554             6,284
           Net investment from $ DFL model ................... 2.b & 17.3        638,004             678,549           686,660
           Net investment from Euro DFL model ................ 2.b & 17.3        411,100             374,509           339,492
           $ Capacity Charges less than $ DFL model ..........    13.1               713                   0             9,907
           Euro Capacity Charges less than Euro DFL model ....    13.2                 0                   0             4,225
           Other Long Term Assets ............................     9              19,058              10,968             9,445
                                                                              ----------          ----------        ----------
                  Total Long Term Assets .....................                 1,161,527           1,124,357         1,073,153

                                                                              ----------          ----------        ----------
                  Total assets ...............................                 1,438,713           1,349,765         1,340,372


LIABILITIES AND STOCKHOLDERS' EQUITY

       Current Liabilities
           Accounts payable to third parties .................     10             47,851              25,498            34,764
           Accounts payable to related parties ...............     11            176,693             145,065            74,704
           VAT  Liability ....................................      8              3,972               2,871             3,078
           Taxes payable .....................................     12              7,527               4,866               873
           Current part of Long-term loans in US Dollars .....     15             25,749              25,749            24,873
           Current part of Long-term loans in Euro ...........     15             44,491              36,855            31,167
           Other current liabilities .........................     14              7,739               7,955            18,607
                                                                              ----------          ----------        ----------
                  Total current liabilities ..................                   314,023             248,859           188,066

       Non-Current Liabilities
           Long-term loans in US Dollars .....................     15            212,426             238,174           251,667
           Long-term loans in Euro ...........................     15            367,052             340,912           319,457
           $ Capacity Charges greater than $ DFL model .......    13.1                 0               2,441                 0
           Euro Capacity Charges greater than Euro DFL model..    13.2               422                 236                 0
           Deferred Tax Liability ............................     2.f                 0              13,005             6,097
           Derivative Instrument Liability ...................     20             22,050              21,410            10,665
           Unfunded Pension Obligations ......................    19.1             9,878               5,693                 0
                                                                              ----------          ----------        ----------
                  Total non-current liabilities ..............                   611,828             621,872           587,886

       Commitment and Contingencies ..........................     22

       Stockholders' Equity
           Common Stock ......................................    16.1                58                  58                58
           Convertible Stockholders' Securities ..............    16.2           201,425             201,425           201,425
           Preferred Stock ...................................    16.3           185,930             185,930           185,930
           Retained Earnings .................................    16.4           147,499             113,031           187,672
           Other Comprehensive Income or (Loss) ..............     20            (22,050)            (21,410)          (10,665)
                                                                              ----------          ----------        ----------
                  Total stockholders' equity .................                   512,862             479,033           564,420

                                                                              ----------          ----------        ----------
                  Total liabilities and stockholders' equity..                 1,438,713           1,349,765         1,340,372



The accompanying Notes 1 to 23 are an integral part of these financial statements.

      JORF  LASFAR  ENERGY  COMPANY

STATEMENT OF INCOME


                                                            January 1, 2003      January 1, 2002      January 1, 2001
                                                                   to                  to                   to
                                                   Note    December 31, 2003    December 31, 2002    December 31, 2001
                                                 --------  ------------------   ------------------   ------------------
                                                           (000) U.S. Dollars   (000) U.S. Dollars   (000) U.S. Dollars
REVENUE


      Lease Revenue from $ DFL model .........   2.b 17.2          81,793              88,464             100,679
      Lease Revenue from Euro DFL model ......   2.b 17.2         104,635              95,078              94,545
      Energy Payments ........................                    128,981             130,446             116,709
      O&M Revenue ............................                     45,066              42,930              38,809
      Supplemental Capacity Charges ..........                      3,949               4,017               3,887
      Sale of Fly Ash ........................                        214                 247                 303
      License Tax Reimbursement ..............                      4,102                   0                   0
      Others .................................                        138               3,090               2,364
                                                                 --------            --------            --------
             TOTAL REVENUE                                        368,878             364,272             357,296



OPERATING EXPENSES

      Coal Cost ..............................                    129,935             126,957             115,066
      Fuel Oil Cost ..........................                      1,280                 910                 754
      O&M Costs ..............................                     33,554              25,057              20,329
      Operator's Incentive ...................                      2,784               3,721               2,099
      Generator Costs ........................                     11,994              11,397              12,547
      License Tax Costs ......................                      4,102                   0                   0
      Amortization of Major Maintenance ......      9.1             1,935               1,128                 261
      Depreciation of Other Assets ...........                      2,093               1,624                 470
      Provision For Future Pension Obligations                      2,902               5,427                   0
                                                                 --------            --------            --------
             TOTAL OPERATING EXPENSES                             190,580             176,222             151,525


OPERATING INCOME .............................                    178,299             188,050             205,771

FINANCIAL ITEMS

      Financial Income .......................                      2,025               1,764               4,735
      Exchange Gain (+) or Loss (-) ..........      2.d            (8,605)             (1,558)              8,197
      Financial Expenses .....................      18            (49,425)            (44,834)            (50,617)
                                                                 --------            --------            --------
             TOTAL FINANCIAL ITEMS                                (56,005)            (44,628)            (37,685)


INCOME BEFORE TAXES                                               122,293             143,422             168,086

      Income Taxes
             Current .........................      2.e            15,448               4,226                 603
             Deferred ........................      2.f           (13,005)              6,908               6,097
                                                                 --------            --------            --------

NET INCOME                                       16.4 & 21        119,850             132,288             161,386




The accompanying Notes 1 to 23 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

                                                                             January 1, 2003     January 1, 2002    January 1, 2001
                                                                                  to                  to                 to
                                                                     Note   December 31, 2003   December 31, 2002  December 31, 2001
                                                                    ------  -----------------  ------------------  -----------------

COMMON STOCK
     At beginning and end of period in number of shares              16.1               5,500               5,500             5,500
     At beginning and end of period in thousands of USD              16.1                  58                  58                58

                                                                                       (000) U.S. Dollars
CONVERTIBLE STOCKHOLDERS' SECURITIES                                                   ------------------
     At beginning of period                                                           201,425             201,425           387,355
     Conversion of  Convertible Stockholders' Securities
        to Preferred Stock                                                                  0                   0          (185,930)
     Conversion of Convertible Stockholders' Securities
        to Common Stock                                                                     0                   0                 0
                                                                            -----------------   -----------------  ----------------
            At end of period                                         16.2             201,425             201,425           201,425

PREFERRED STOCK
     At beginning of period                                                           185,930             185,930                 0
     Conversion of  Convertible Stockholders' Securities
        to Preferred Stock                                                                  0                   0           185,930
     Conversion of Preferred Stock to Common Stock                                          0                   0                 0
                                                                            -----------------   -----------------  ----------------
            At end of period                                         16.3             185,930             185,930           185,930

RETAINED EARNINGS (DEFICIT)
         At beginning of period                                                       113,031             187,672           296,409
         Net income                                                                   119,850             132,288           161,386
         Common stock dividend                                                        (64,973)           (184,891)         (270,123)
         Preferred stock dividend                                                      (9,796)             (9,942)                0
         Convertible stockholders' securities                                         (10,613)            (12,096)                0
                                                                            -----------------   -----------------  ----------------
            At end of period                                         16.4             147,499             113,031           187,672

OTHER COMPREHENSIVE INCOME (LOSS) (a)
     Derivative Instruments
         At beginning of period                                                       (21,410)            (10,665)                0
         Reclassification of gains (losses) included in net income                      6,871               5,811               699
         Unrealized gain (loss) on derivative instruments                              (7,511)            (16,556)          (11,364)
                                                                            -----------------   -----------------  ----------------
            At end of period                                          20              (22,050)            (21,410)          (10,665)
                                                                            -----------------   -----------------  ----------------

                                                                                      512,862             479,034           564,420
                                                                            =================   =================  ================

         (a)  Disclosure of Comprehensive Income (Loss)

            Net income                                                                119,850             132,288           161,386
            Derivative instruments
                Reclassification of gains (losses) in net income                        6,871               5,811               699
                Unrealized gain (loss) on derivative instruments                       (7,511)            (16,556)          (11,364)
                                                                            -----------------   -----------------  ----------------

            Total Comprehensive Income                                                119,211             121,543           150,721
                                                                            =================   =================  ================



The accompanying Notes 1 to 23 are an integral part of these financial statements.

       JORF  LASFAR  ENERGY  COMPANY

STATEMENT OF CASH FLOWS




                                                                   January 1, 2003     January 1, 2002       January 1, 2001
                                                                          to                  to                   to
                                                                  December 31, 2003    December 31, 2002    December 31, 2001
                                                                  ------------------   ------------------   ------------------
                                                          Note    (000) U.S. Dollars   (000) U.S. Dollars   (000) U.S. Dollars
                                                         ------


CASH FLOWS FROM OPERATING ACTIVITIES
       Payments received from ONE .......................             $ 426,250             $ 471,044            $ 411,872
       Interest received ................................                 1,870                 1,748                4,543
       Insurance Payments ...............................                (5,699)               (5,665)              (7,104)
       Payments of Operating Costs ......................              (233,068)             (249,255)            (228,771)
       Cash Effect of Value Added Tax ...................                 2,463                  (321)               4,430
                                                                      ---------             ---------            ---------
              Net cash provided by operating activities..  21           191,816               217,551              184,970

CASH FLOWS USED FOR INVESTING ACTIVITIES
       Net (increase) in restricted cash ................               (25,942)              (36,638)             (17,140)
       Acquisition of fixed assets ......................                (2,300)               (3,957)              (5,501)
       Payment of Major Maintenance costs ...............                (6,261)                  (93)             (21,504)
                                                                      ---------             ---------            ---------
              Net cash used in investing activities .....               (34,503)              (40,688)             (44,145)

CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from loans ..............................                     0                     0               92,589
       Proceeds of share capital payments ...............                     0                     0                    0
       Repayment of loans ...............................               (65,639)              (57,964)             (41,961)
       Payment of Convertible Securities interest .......               (11,417)              (12,386)                   0
       Payment of Preferred Stock dividend ..............               (10,539)              (10,181)                   0
       Payment of Common Stock dividend .................               (54,877)             (121,933)            (189,600)
       Repayment of Stockholders loans ..................                     0                     0                    0
       Purchase of Preferred Stock shares ...............                     0                     0                    0
       Purchase of Common Stock shares ..................                     0                     0                    0
                                                                      ---------             ---------            ---------
              Net cash provided by financing activities..              (142,472)             (202,464)            (138,972)


       Effect of exchange rate changes on cash ..........                 4,087                 5,178               (1,950)


CASH AT BEGINNING OF PERIOD .............................                46,683                67,106               67,203

NET INCREASE (DECREASE) IN CASH DURING PERIOD ...........                18,928               (20,422)                 (97)
                                                                      ---------             ---------            ---------

CASH AT END OF PERIOD ................................... 3.1         $  65,611             $  46,683            $  67,106
                                                                      =========             =========            =========




SUPPLEMENTAL CASH FLOWS INFORMATION
Cash paid during the year-
       Interest                                                          49,136                56,054               45,486
       Income taxes                                                      12,826                 5,150                6,173

The accompanying Notes 1 to 23 are an integral part of these financial statements.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003



1. GENERAL

A. BACKGROUND

The power station at Jorf Lasfar is located on the Atlantic coast of Morocco, adjacent to the Port of Jorf Lasfar, in the Province of El Jadida. This location is approximately 127 km south--west of Casablanca. Units 1 and 2 of the power station were constructed by GEC Alstom for the Moroccan Electricity Company, Office National de l'Electricite ("ONE"), and are now in commercial operation. Each of these existing Units is 330 MW, fired by coal. In October of 1994, the ONE issued a public tender for international companies to expand the power station at Jorf Lasfar. In February of 1995, the ONE selected the "Consortium" of ABB Energy Ventures and CMS Generation as the preferred bidder and exclusive partner for negotiation. In April of 1996, the Consortium and the ONE reached agreement in principle, and initialed the necessary Project Agreements.

B. ESTABLISHMENT

In order to officially conclude and implement these Project Agreements, the Consortium established the Jorf Lasfar Energy Company (the "Company" or "JLEC") on January 20, 1997. The Company was established as a limited partnership ("societe en commandite par actions") in accordance with the Laws of the Kingdom of Morocco, with Commercial Registration Number 86655, Fiscal Identification Number 1021595, and Patente Number 35511274. In accordance with its charter documents, the Company's objective and purpose is to construct, operate, manage and maintain the power station at Jorf Lasfar, including the development, financing, engineering, design, construction, commissioning, testing, operation and maintenance of two (2) new coal-fired Units, which are very similar in size and technology to the existing Units. In order to secure its fuel supply the Company also operates and maintains the coal-unloading pier in the Port of Jorf Lasfar. For these activities, the Company received a "right of possession" ("droit de jouissance") for the Site, the existing Units, the new Units and coal unloading pier. This "right of possession" will continue for the duration of the Project Agreements, which is anticipated to be in the range from 15 to 30 years.

C. COMPANY LOAN, TRANSFER OF POSSESSION, PROJECT FINANCING AND INITIAL DISBURSEMENT

On September 12, 1997, all Project Agreements were signed, the Company Loan Agreement was executed and the first disbursement of the Company Loan was used to pay the TPA fee to ONE. As a consequence, JLEC received possession of the power station at Jorf Lasfar on September 13, 1997, and began to sell its available capacity and net generation to ONE. All remaining requirements for project financing were completed in November, and initial disbursement of the Project Loans occurred on November 25, 1997.

D. CONSTRUCTION, COMMERCIAL OPERATION, PURCHASE OF COMPANY LOAN AND REPAYMENT OF PROJECT LOANS

After a period of construction lasting 33 months and 41 months, Unit 3 and 4 began normal commercial operation on June 9, 2000, and February 2, 2001, respectively. Consequently, the JLEC stockholders purchased 100% of the Company Loan Notes on December 11, 2000, and JLEC began the repayment of all Project Loans on May 15, 2001. After JLEC completes the repayment of all Project Loans (which is scheduled for February 15, 2013), ONE has the option to pay JLEC the Termination Amount, and then terminate all Project Agreements and retake possession of the Site and power station at Jorf Lasfar.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company's financial statements are prepared using the historical cost convention. The accounting and reporting policies of the Company are in accordance with the generally accepted accounting principles of Morocco, which are called "Code General de Normalisation Comptable" or "CGNC". Financial statements are prepared in accordance with these CGNC standards, and expressed in Dirhams. In addition to and separately from Moroccan (CGNC) financial statements in Dirhams, the Company uses the U.S Dollar as functional currency, and has prepared these financial statements in accordance with generally accepted accounting principles of the United States.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


B. REVENUE RECOGNITION
On September 12, 1997, the Company and the Office National de L'Electricite executed a set of contracts related to the power station at Jorf Lasfar. In accordance with Statement of Financial Accounting Standard (SFAS) No. 13, these contracts are accounted for as a direct financing lease. Accordingly, JLEC (the "Lessor") will receive a stream of payments from ONE (the "Lessee") over the term of the lease. The term of the lease is determined in accordance with SFAS No. 13 Section (5)(f) which has been superseded by SFAS No. 98 Section 22(a). The following policies are used to calculate the minimum lease payments and the unearned income from the lease.

                  MINIMUM LEASE PAYMENTS are determined in accordance with SFAS No. 13 Section 5(j), and are based on the capacity payments that ONE will take to JLEC. These minimum lease payments do not include reimbursable or executory costs such as the reimbursement of coal costs. The sum of these capacity payments equal the gross investment under the lease.

                  This gross investment minus the net investment in the plants is defined to be the UNEARNED INTEREST INCOME. This unearned interest income will be accreted and recognized into earnings as LEASE REVENUE over the lease term using the effective interest method so as to produce a constant periodic rate of return on the net investment.

                  The NET INVESTMENT represents the cost of acquiring and constructing the leased assets. These ACQUISITION AND CONSTRUCTION COSTS include the following items which are capitalized and allocated to Units 1 and 2 and Units 3 and 4 based upon appropriate allocation methodologies:

                           TRANSFER OF POSSESSION AGREEMENT (TPA): The TPA payment is included in the cost basis of the leased assets.

                           DIRECT CONSTRUCTION COSTS: All direct costs related to construction are included in the cost basis of the leased assets.

                           CAPITALIZED COSTS: Interest and financing costs incurred during construction are capitalized and included in the cost of the constructed units.

                           PROJECT DEVELOPMENT COSTS AND FEES: These costs and fees are also capitalized and included in the cost basis of the leased assets.

                  FINANCING COSTS: Interest expense is recognized on the effective interest method over the life of the debt. Other financing costs such as commitment fees, guarantee fees, etc. are considered a component of the interest expense of the related debt or financing. As such, they are amortized into expense using the effective interest method over the life of the related debt or financing.

C. INVENTORIES

The Company accounts for inventories by consistently applying the FIFO or average cost method to each item, and uses the conservatism principle (lesser of market value or cost) in its procedures for valuing inventories.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003



D. FOREIGN CURRENCY TRANSACTIONS

The books and records of the Company for U.S. GAAP are maintained in U.S. Dollars, which is both the reporting and functional currency. Transactions in other currencies are translated to U.S. Dollars at the spot rate for current period expenses and at the settlement rate for non-period transactions. Monetary assets and monetary liabilities outstanding in other foreign currencies on balance sheet dates are translated into U.S. Dollars at rates prevailing on such balance sheet dates. Exchange gains and losses on those foreign currency operations are included in determining net income for the period in which exchange rates change.

E. CORPORATE TAX

Current Income tax is determined under Moroccan Income tax rules. In 1997, JLEC signed a "tax incentive" convention with the Moroccan tax authorities. The main principles of this convention are summarized below:

-    Income is subject to corporate tax and "Produit de Solidarite National" tax
     (PSN)
-    PSN tax rate is 8.75% and is not subject of any tax holiday
-    Income tax holiday period is ten years
- income tax holiday period starts on the "commercial operation date" for each unit
- income tax holiday is 100% during the first five-year period then at 50% of the income tax rate during the second five-year period
-    income not related to the sale of electricity is subject to a tax rate of
     35%

The "commercial operation date" for Units 1 and 2, Unit 3 and Unit 4 were September 1997, June 2000 and February 2001, respectively. On September 13, 2002, income related to Units 1 and 2 became taxable at 17.5%. Unit 3 and Unit 4 are still in the 100% tax holiday period. The PSN tax was eliminated on January 1, 2001.

F. DEFERRED INCOME TAX

Starting September 13, 2002, JLEC tax rate on Units 1&2 is 17.5%. JLEC determines and books the current income tax (US$ 15,448,426 for 2003 ) as required by the tax laws and regulations of Morocco. Temporary differences between the US GAAP and the CGNC balance sheets are creating the need to record deferred income taxes. The main temporary differences result from the use of the Direct Financing Lease method under US GAAP. In particular, the treatment of Net Investment and revenue recognition (as disclosed in note 2.b above) under US GAAP are quite different from the treatment of these items under Moroccan GAAP . The total of all the deferred tax liabilities is $ 0 ($13,005,298 as of December 31, 2002 minus $13,005,298 for 2003).

G. OFF BALANCE SHEET COMMITMENTS

The Company discloses all off-balance sheet commitments, if any, on balance sheet dates.

H.  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual result could differ from these estimates and assumptions.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


3. CASH
3.1  Cash

The Company's cash as of December 31, 2003, includes the initial capital deposits of the Company's stockholders, as explained further in Note 16.1 . Such cash is held in Moroccan Dirhams in accounts at CITIBANK MAGHREB, which is located at Zenith Millenium Immeuble 1, Lotissement Attaoufik, Sidi Maarouf, Casablanca Morocco. The remainder of the company's cash is held by the Offshore Collateral Agent, Deutsche Bank Trust Company Americas in US$ and Euro, and by the Onshore Collateral Agent, BMCI - Banque Marocaine pour le Commerce et l'Industrie in Morocain Dirhams and US$.





The cash balances includes the following categories:

                                                                                 12/31/03             12/31/02             12/31/01
                                                                                    US$                 US$                   US$
                                                                            ---------------  -----------------  --------------------
               Off-shore Revenue in US$                                        24,426,875          22,666,875            36,223,422
               Off-shore Revenue in Euro                                        6,590,224           5,331,124             5,000,414
                                                                            --------------   -----------------  --------------------
               Total Off-Shore Revenue                                         31,017,099          27,997,998            41,223,836

               On-shore O&M Account - Generator                                 6,946,245             793,293             2,899,102
               On-shore O&M Account - Operator                                  4,279,000           3,258,836             2,298,642
               Off-shore O&M Accounts                                               4,546              10,607                 8,464
                                                                            --------------   -----------------  --------------------
               Total O&M Accounts                                              11,229,792           4,062,735             5,206,208

               Fuel & Spare Part Accounts                                      12,929,694           5,289,381            12,080,028

               On-shore Construction Accounts                                           0                   0             1,100,363

               Off-shore  Debt Service Accrual Accounts in US$                  3,734,278           3,843,187             3,540,479
               Off-shore  Debt Service Accrual Accounts in Euro                 6,637,737           5,433,301             3,898,143
                                                                            --------------   -----------------  --------------------
               Total  Debt Service Accrual Accounts                            10,372,015           9,276,488             7,438,623
               Stockholder capital deposits                                        62,863              56,624                56,624
                                                                            --------------   -----------------  --------------------
                                  Total                                        65,611,462          46,683,227            67,105,682
                                                                            ==============   =================  ====================

3.2  Restricted Cash
The Reserve Accounts are as follow:

               Major Maintenance Reserve Account in US$               3.4 a     2,500,000           2,500,000             5,000,000
               Fixed O&M Reserve Account in US$                       3.4 b     4,800,000           4,800,000             9,600,000
               Debt Service Reserve Account in US$                    3.4 c    11,200,000          11,730,000               730,000
               Super Reserve Account in US$                           3.4 d    45,600,000          18,100,000                     0
               Distribution Account in US$                                              0                   0                     0
                                                                            --------------   -----------------  --------------------
                       Off-shore Reserve Accounts in US$                       64,100,000          37,130,000            15,330,000
               Fixed O&M Reserve Account in Euro                                  243,656             197,262               161,372
               Debt Service Reserve Account in Euro                   3.4 e    18,705,220          16,450,805             1,649,031
                                                                            --------------   -----------------  --------------------
                       Off-shore Reserve Accounts in Euro                      18,948,876          16,648,067             1,810,404
                                                                            --------------   -----------------  --------------------
               Total Reserve Accounts                                          83,048,876          53,778,067            17,140,404
                                                                            ==============   =================  ====================

3.3  Total Cash

               Cash                                                     3.1    65,611,462          46,683,227            67,105,682
               Restricted Cash in Reserve Accounts                      3.2    83,048,876          53,778,067            17,140,404
                                                                            --------------   -----------------  --------------------
                                                                              148,660,339         100,461,294            84,246,086
                                                                            ==============   =================  ====================

3.4  Letters of Credit

Additional liquidity is available, if needed for debt service, from Sponsor (CMS and ABB) Letters of Credit in the following accounts:

                                                                      12/31/03             12/31/02             12/31/01
                                                                 -------------------- -------------------  --------------------
               a. Major Maintenance Reserve Account          US$           2,500,000           2,500,000                     0
               b. Fixed O&M Reserve Account                  US$           4,800,000           4,800,000                     0
               c. Debt Service Reserve Account               US$          11,300,000          11,300,000            22,600,000
               d. Super Reserve Account                      US$          39,086,700          47,900,000            36,800,000
               e. Debt Service Reserve Account              Euro          15,000,000          15,000,000            30,000,000

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

4. INVENTORIES
The inventories are detailed as follows for the year ending:

                                                                       12/31/03              12/31/02              12/31/01
                                                                          US$                  US$                   US$
                                                                   ------------------   -------------------   -------------------
                     Stock of Coal                             4.1        24,763,321            22,499,748            23,305,684
                     Stock of Fuel-oil                         4.2         1,638,256             2,078,600             2,988,752
                     Stock of Spare Parts                      4.3        10,940,862            15,081,606             4,952,377
                     Other Stocks (Chemicals, Oils,...)                    1,205,566               954,692               512,445
                                                                   ------------------   -------------------   -------------------
                                                                          38,548,005            40,614,646            31,759,259
                                                                   ==================   ===================   ===================

4.1 The stock of coal represents the value of 397,745 tones existing in the coal storage area plus 184,318 tones in transit to Jorf Lasfar, for a total inventory of 582,063 tones as of December 31, 2003 (606,115 tones total as of December 31, 2002 and 643,042 tones total as of December 31, 2001).

4.2 The stock of fuel oil represents 9,471 m3 existing in the fuel tanks as of December 31, 2003 (12,300 m3 as of December 31, 2002).

4.3 The stock of Spare Parts represents the value of spare parts as of December 31, 2003, that were purchased after the close-out of the Net Investment on December 31, 2000. ($ 15,081,606 as of December 31, 2002).

5. RECEIVABLES

The "Accounts Receivables" as of  December 31, 2003 are detailed as follows:

                                                                   12/31/03              12/31/02              12/31/01
                                                                      US$                  US$                   US$
                                                               ------------------   -------------------   -------------------
                     Account Receivable - ONE              5.1        85,214,510            76,098,673            85,811,099
                     Account Receivable - Others           5.2           271,345                76,097               704,024
                                                               ------------------   -------------------   -------------------
                                                                      85,485,855            76,174,769            86,515,123
                                                               ==================   ===================   ===================

5.1 The account receivable - ONE includes November 2003 and December 2003 invoices
     The account receivable balance as of December 31, 2002 was US$ 76,098,673 (Nov. and Dec. Invoices).

5.2 The other receivables include a) invoices to Valcen Gie (association of Moroccan cement companies) for purchases of fly ash during 4Q 2003 (US$ 71,101), b) accrued interest earned by investment of JLEC's cash balances ($ 67,425), and c) other receivable (US$ 132,819).

6. PREPAYMENTS

The "Prepayments" as of  December 31, 2003 are detailed as follows:

                                                                       12/31/03              12/31/02              12/31/01
                                                                          US$                  US$                   US$
                                                                    -----------------   -------------------   -------------------
                     Prepaid Insurance                                     3,599,349             3,582,404             3,822,746
                     Prepayments for Income Tax                            3,929,580             5,194,869                     0
                     Other Prepayments                                       609,277             1,653,537               653,896
                                                                    -----------------   -------------------   -------------------
                                                                           8,138,206            10,430,810             4,476,641
                                                                    =================   ===================   ===================

7. FIXED ASSETS

The "Fixed Assets" are detailed as follows for year ending:

                                                                          12/31/03              12/31/02              12/31/01
                                                                             US$                  US$                   US$
                                                                      ------------------   -------------------   -------------------
                     Fixed Asset - Gross                                     11,694,954             7,455,511             5,314,528
                     Depreciation                                            -2,516,437            -1,884,137              -260,099
                     Construction in Progress                                   424,902               982,455             1,229,571
                                                                      ------------------   -------------------   -------------------
                                                                              9,603,420             6,553,829             6,284,000
                                                                      ==================   ===================   ===================

8.  V.A.T LIABILITY

The "V.A.T Liability" account represents the net amount of Value Added Tax as shown below:

                                                                             12/31/03           12/31/02              12/31/01
                                                                                US$               US$                   US$
                                                                         ------------------   ----------------   -------------------
                     Value Added Tax received from ONE to be declared            5,179,969          4,805,614             8,415,330
                     Value Added Tax to be paid & declared                      -1,207,918         -1,934,168            -5,337,662
                                                                         ------------------   ----------------   -------------------
                                                                                 3,972,052          2,871,446             3,077,668
                                                                         ==================   ================   ===================

9. OTHER LONG TERM ASSETS

The Other Long Term Assets are as follows:

                                                                                         12/31/03        12/31/02        12/31/01
                                                                                            US$             US$             US$
                                                                                      --------------   -------------   -------------
        Long Term Receivables  Loan                                                       3,372,930       2,754,540      2,016,161
        Long Term Ash Disposal Site                                                       1,389,307       1,913,308              0
        Major Maintenance capitalized during 2001 Unit 1 turbine overhaul outage          7,898,850       7,898,850      7,898,850
        Less: Amortization of Unit 1 Major Maintenance in 2001 and 2002                  -1,598,577        -470,170       -470,170
9.1 Less: Amortization of Unit 1 Major Maintenance in 2003                               -1,036,582      -1,128,407              0
        Less: Adjustments due to changes in methodes                                       -599,070               0              0
        Major Maintenance capitalized during 2003 - Unit 2 turbine overhaul outage       10,529,148               0              0
9.1 Less: Amortization of Unit 2 Major Maintenance in 2003                                 -898,320               0              0
                                                                                      --------------   -------------   ------------
                                                                                         19,057,685      10,968,120      9,444,841
                                                                                      ==============   =============   ============

9.1 Capitalized major maintenance costs are amortized over the estimated useful life of the investment, which for the turbine overhauls is 7 years (84 months).

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

10. ACCOUNTS PAYABLE TO THIRD PARTIES

The "Account Payable to Third Parties" includes the main suppliers of JLEC as of December 31, 2003 and are detailed as follows:

                                                                                         12/31/03         12/31/02        12/31/01
                                                                                            US$              US$             US$
                                                                                       ---------------------------------------------
                                       Billiton (coal supplier)                          2,800,790        4,119,817      16,060,510
                                       Anglo (coal supplier)                             6,320,391        2,245,218       5,281,412
                                       RAG Trading (coal supplier)                               0        4,499,958               0
                                       Glencore (coal supplier)                         20,030,571        2,187,744               0
                                       BULK (coal supplier)                              4,470,349                0               0
                                       Total (coal supplier)                                     0                0       2,267,178
                                       Alstom Power                                      1,507,931        2,845,357       2,607,834
                                       ONE - Rebate                                      4,139,908        2,767,010       3,547,774
                                       Other suppliers                                   8,581,419        6,832,615       4,999,250
                                                                                       ---------------------------------------------
                                                    Total                               47,851,359       25,497,718      34,763,957
                                                                                       =============================================


11. RELATED PARTY TRANSACTIONS

During the year 2003, JLEC has booked a number of related parties transactions as follows:

                              -----------------------------------------------------------------------------------------------------
                                ABB                   ABB                CMS          CMS              CMS              Total
                                EV                   MAROC              MOPCO        MOPCO          RD & GEN
Currencies                      US$                   MAD                MAD          MAD              US$               US$
Acc. Payable 12/31/02           105,764             125,880          -1,452,394      46,253,345       82,686

2003:
Management Fees                                                      32,938,795
Incentive Accrual                                                                    29,320,319
Other                           214,644             237,916           3,582,315

Total Payments 2003             230,400             363,796          30,311,126      46,253,688       82,686
Acc. Payable                     90,007                   0           4,757,590      29,319,976            0
Acc. Pay. in US$                 90,007                   0             542,101       3,340,851            0            3,972,960

                                Jorf Lasfar     Jorf Lasfar                 Tre Kronor
     Common Stock               Energiaktie-   Power Energy   Jorf Lasfar  Investment   AB Cythere 61   AB Cythere 63
                                   bolag           AB         Handelsbolag     AB                                          Total
Currencies                          MAD            MAD            MAD          MAD          MAD             MAD             MAD
Acc. Payable 12/31/02            220,166,565   202,553,239    17,613,325   39,682,115    2,164,464      950,199,532    1,432,379,240
Dividend Payable Oct 30, 2003    151,250,000   139,150,000    12,100,000   12,100,000      660,000      289,740,000      605,000,000
Total Payments 2003              156,487,853   143,968,825    12,519,028    8,343,124      455,079      199,779,902      521,553,812
Acc. Payable                     214,928,711   197,734,415    17,194,297   43,438,991    2,369,384    1,040,159,631    1,515,825,428
B/S FX Rate MAD/USD                    8.776         8.776         8.776        8.776        8.776            8.776            8.776
Acc. Pay. in US$                  24,489,951    22,530,755     1,959,196    4,949,635      269,978      118,520,502      172,720,019



Preferred Stock & Convertible              Jorf Lasfar   Jorf Lasfar                Tre Kronor    AB           AB
       Securities                          Energiaktie-  Power Energy  Jorf Lasfar  Investment   Cythere 61   Cythere 63   Total
                                              bolag          AB         Handelsbolag     AB
Currencies                                     MAD           MAD          MAD          MAD         MAD         MAD          MAD
Preferred Stock Dividend payable                   0             0            0             0    226,840   99,666,957    99,893,797
Convertible Securities Interest payable   52,028,019    47,865,778    4,162,242     4,162,242          0            0   108,218,281
Total Payments 2003                       52,028,019    47,865,778    4,162,242     4,162,242    226,840   99,666,957   208,112,078
Acc. Payable                                       0             0            0             0          0            0             0
B/S FX Rate MAD/USD                            8.776         8.776        8.776         8.776      8.776        8.776         8.776
Acc. Pay. in US$                                   0             0            0             0          0            0             0


                                                                                                                        -----------
                                                     Total Accounts Payable to Related Parties                          176,692,979

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


11. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2002, related party transactions consisted of the following:

                                        ABB            ABB          CMS               CMS                CMS          Total
                                         EV           MAROC        MOPCO             MOPCO             RD & GEN
Currencies                              US$            MAD          MAD               MAD                US$           US$
Acc. Payable 12/31/01                 137,581         78,576      7,726,314        44,598,493         76,753
Management Fees                                                  35,654,033
Incentive Accrual                                                                  46,253,517
Other                                 207,059        778,086      6,139,521                          114,510
Total Payments 2002                   238,876        730,782     38,693,220        44,598,665        108,577
Acc. Payable 12/31/02                 105,764        125,880      1,452,394        46,253,345         82,686
Acc. Pay. in US$ 12/31/02             105,764         12,345        142,433         4,535,976         82,686         4,594,337


                                Jorf Lasfar    Jorf Lasfar                 Tre Kronor
     Common Stock               Energiaktie-   Power Energy   Jorf Lasfar  Investment   AB Cythere 61   AB Cythere 63      Total
                                   bolag           AB         Handelsbolag     AB
Currencies                          MAD            MAD            MAD         MAD           MAD             MAD             MAD
Acc. Payable 12/31/01            202,826,993  186,600,834     16,226,160   16,226,160      885,063   388,542,764      811,307,973
Dividend Payable Oct 29, 2002    495,000,000  455,400,000     39,600,000   39,600,000    2,160,000   948,240,000    1,980,000,000
Total Payments 2002              477,660,429  439,447,594     38,212,834   16,144,045      880,600   386,583,232    1,358,928,734
Acc. Payable 12/31/02            220,166,565  202,553,239     17,613,325   39,682,115    2,164,464   950,199,532    1,432,379,240
B/S FX Rate MAD/USD                   10.197       10.197         10.197       10.197       10.197        10.197           10.197
Acc. Pay. in US$ 12/31/02         21,591,308   19,864,003      1,727,305    3,891,548      212,265    93,184,224      140,470,652

   Preferred Stock &        Jorf Lasfar   Jorf Lasfar                    Tre Kronor
Convertible Securities      Energiaktie-  Power Energy    Jorf Lasfar    Investment    AB Cythere 61   AB Cythere 63      Total
                               bolag           AB         Handelsbolag       AB
Currencies                      MAD            MAD             MAD           MAD            MAD             MAD            MAD
Preferred Stock
Dividend payable                    0              0              0           0          261,774       115,016,078      115,277,852
Convertible Securities
Interest payable            63,882,171     58,771,597      5,110,574     5,110,574         16,749        7,359,167      140,250,832
Total Payments 2002         63,882,171     58,771,597      5,110,574     5,110,574        278,523      122,375,245      255,528,684
Acc. Payable 12/31/02                0              0              0             0              0                0                0
B/S FX Rate MAD/USD             10.197         10.197         10.197        10.197         10.197           10.197           10.197
Acc. Pay. in US$ 12/31/02            0              0              0             0              0                0                0

                                                     Total Accounts Payable to Related Parties                          145,064,990



During 2001, related party transactions consisted of the following:


                              ABB        ABB          ABB         ABB            CMS           CMS             CMS          Total
                              EV       Secheron     Secheron     MAROC          MOPCO         MOPCO         RD & GEN
Currencies                    US$        DEM          CHF         MAD            MAD           MAD             US$           US$
Acc. Payable 12/31/00         43,545      -             -          -         16,747,904     96,757,074      200,667
Management Fees                                                              35,287,098
Incentive Accrual                                                                           44,314,093
Other                        331,716    375,000      25,200      469,461      5,873,718                     471,870
Total Payments 2001          237,679    375,000      25,200      390,885     38,434,970     96,472,673      595,784
Acc. Payable 12/31/01        137,581      -             -         78,576      7,726,314     44,598,493       76,753
Acc. Pay. in US$ 12/31/01    137,581      -             -          6,777        666,349      3,846,356       76,753       4,733,816




                                                   Jorf Lasfar     Jorf Lasfar   Tre Kronor    Jorf Lasfar    AB
                                   AB Cythere 63   Energiaktie-   Power Energy   Investment     Handels-    Cythere        Total
                                                      bolag           AB            AB            bolag       61
Currencies                             MAD             MAD           MAD            MAD           MAD         MAD           MAD
Dividend Payable Apr 24, 2001        790,200,000   412,500,000    379,500,000    33,000,000   33,000,000   1,800,000   1,650,000,000
Dividend Payable Oct 29, 2001        650,598,000   339,625,000    312,455,000    27,170,000   27,170,000   1,482,000   1,358,500,000
Total Payments 2001                1,052,255,236   549,298,007    505,354,166    43,943,841   43,943,841   2,396,937   2,197,192,027
Acc. Payable 12/31/01                388,542,764   202,826,993    186,600,834    16,226,160   16,226,160     885,063     811,307,973
B/S FX Rate MAD/USD                        11.60         11.60          11.60         11.60        11.60       11.60           11.60
Acc. Pay. in US$ 12/31/01             33,509,510    17,492,626     16,093,216     1,399,410    1,399,410      76,331      69,970,502

                                                            Total Accounts Payable to Related Parties                     74,704,318


JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

12. TAXES PAYABLE:

The "taxes payable" includes the following items as of December 31, 2003:

                                                                            12/31/03            12/31/02            12/31/01
                                                                              US$                  US$                 US$
                                                                         ---------------     ----------------     --------------
                   Value Added Tax on behalf of foreign suppliers               309,190              299,199            312,044
                   Income Tax 2001                                                    0                    0            186,202
                   Income Tax 2002                                                    0            4,226,098                  0
                   Income Tax 2003                                            5,393,931                    0                  0
                   Withholding Tax                                              260,841              155,281            192,380
                   Payroll Tax                                                  237,358              185,575            182,715
                   Licence Tax                                                1,325,971                    0                  0
                                                                         ---------------     ----------------     --------------
                             Total                                            7,527,291            4,866,153            873,340
                                                                         ===============     ================     ==============


13. CAPACITY CHARGES

13.1 $ Capacity Charges greater than $ DFL Model                             Actual             DFL model
                                                                         ---------------     ----------------
                                                                           $ Capacity           Min Lease
                                                                         ---------------     ----------------
                                                                            Charges             Payments           Difference
                                                                         ---------------     ----------------     --------------
                                                                              CGNC               US GAAP             US GAAP
                                                                         ---------------     ----------------     --------------
                                                                              USD                  USD                 USD
                                                                         ---------------     ----------------     --------------
                   $ Capacity Charges                                       103,690,956          104,516,335           -825,379
                   $ O.N.E Rebate                                            -2,761,910           -2,874,199            112,289
                                                                         ---------------     ----------------     --------------
2003 in USD                                                                 100,929,046          101,642,136           -713,090

$ Capacity Charges greater than $ DFL Model                                                                            -713,090
                                                                                                                       --------

                                                                             Actual             DFL model
                                                                         ---------------     ----------------
13.2 Euro Capacity Charges greater than Euro DFL Model                    Euro Capacity         Min Lease
                                                                         ---------------     ----------------
                                                                            Charges             Payments           Difference
                                                                         ---------------     ----------------     --------------
                                                                              CGNC               US GAAP             US GAAP
                                                                         ---------------     ----------------     --------------
                                                                              Euro                Euro              Euro/USD
                                                                         ---------------     ----------------     --------------
                   Euro Capacity Charges                                    125,149,979          124,917,610            232,369
                   Euro O.N.E Rebate                                         -3,333,492           -3,435,234            101,742
                                                                         ---------------     ----------------     --------------
2003 in Euro                                                                121,816,487          121,482,376            334,111
           B/S FX Rate                                                                                               X 1.263417
                                                                                                                  --------------
Euro Capacity Charges greater than Euro DFL Model in USD                                                                422,122

13.1 $ Capacity Charges greater than $ DFL Model                             Actual             DFL model
                                                                         ---------------     ----------------
                                                                           $ Capacity           Min Lease
                                                                         ---------------     ----------------
                                                                            Charges             Payments           Difference
                                                                         ---------------     ----------------     --------------
                                                                              CGNC               US GAAP             US GAAP
                                                                         ---------------     ----------------     --------------
                                                                              USD                  USD                 USD
                                                                         ---------------     ----------------     --------------
                   $ Capacity Charges                                       152,243,461          148,653,918          3,589,543
                   $ O.N.E Rebate                                            -7,466,514           -6,317,791         -1,148,723
                                                                         ---------------     ----------------     --------------
2002 in USD                                                                 144,776,947          142,336,127          2,440,820

$ Capacity Charges greater than $ DFL Model                                                                           2,440,820
                                                                                                                      ---------

                                                                             Actual             DFL model
                                                                         ---------------     ----------------
13.2 Euro Capacity Charges greater than Euro DFL Model                    Euro Capacity         Min Lease
                                                                         ---------------     ----------------
                                                                            Charges             Payments           Difference
                                                                         ---------------     ----------------     --------------
                                                                              CGNC               US GAAP             US GAAP
                                                                         ---------------     ----------------     --------------
                                                                              Euro                Euro              Euro/USD
                                                                         ---------------     ----------------     --------------
                   Euro Capacity Charges                                    131,283,947          130,150,792          1,133,155
                   Euro O.N.E Rebate                                         -6,438,591           -5,531,409           -907,183
                                                                         ---------------     ----------------     --------------
2002 in Euro                                                                124,845,355          124,619,384            225,971
------------
           B/S  FX Rate                                                                                            X 1.046582
                                                                                                                  --------------
Euro Capacity Charges greater than Euro DFL Model in USD                                                                236,497

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

13. CAPACITY CHARGES (CONTINUED)


13.1 $ Capacity Charges greater than $ DFL Model                             Actual               DFL model
                                                                         ---------------       ----------------
                                                                           $ Capacity             Min Lease
                                                                         ---------------       ----------------
                                                                            Charges               Payments            Difference
                                                                         ---------------       ----------------     ---------------
                                                                              CGNC                 US GAAP             US GAAP
                                                                         ---------------       ----------------     ---------------
                                                                              USD                    USD                 USD
                                                                         ---------------       ----------------     ---------------
                   $ Capacity Charges                                       167,725,226            174,863,943          -7,138,718
                   $ O.N.E Rebate                                            -4,643,978             -1,876,144          -2,767,834
                                                                         ---------------       ----------------     ---------------
2001 in USD                                                                 163,081,248            172,987,799          -9,906,551

$ Capacity Charges greater than $ DFL Model                                                                             -9,906,551
                                                                                                                        ----------

                                                                             Actual               DFL model
                                                                         ---------------       ----------------
13.2 Euro Capacity Charges greater than Euro DFL Model                    Euro Capacity           Min Lease
                                                                         ---------------       ----------------
                                                                            Charges               Payments            Difference
                                                                         ---------------       ----------------     ---------------
                                                                              CGNC                 US GAAP             US GAAP
                                                                         ---------------       ----------------     ---------------
                                                                              Euro                  Euro               Euro/USD
                                                                         ---------------       ----------------     ---------------
                   Euro Capacity Charges                                    114,874,856            117,731,467          -2,856,611
                   Euro O.N.E Rebate                                         -3,180,600             -1,263,161          -1,917,440
                                                                         ---------------       ----------------     ---------------
2001 in Euro                                                                111,694,256            116,468,307          -4,774,051
------------
           B/S  FX Rate                                                                                                  X 0.88504
                                                                                                                    ---------------
Euro Capacity Charges greater than Euro DFL Model in USD                                                                -4,225,210




14. OTHER CURRENT LIABILITIES

The "Other Current Liabilities" as of December 31, 2003 are detailed as follows:

                                                                            12/31/03              12/31/02             12/31/01
                                                                              US$                    US$                 US$
                                                                         ---------------       ----------------     ---------------
                   Accrued Expenses: interest, swaps and fees       14.1      5,904,937              6,072,924          17,293,488
                   Accrued salaries expense                                   1,198,164              1,390,179             986,669
                   Liability for Compensated Absences                           298,523                307,449             108,027
                   Other Liabilities                                            337,780                184,470             218,670
                                                                         ---------------       ----------------     ---------------
                                                                              7,739,404              7,955,022          18,606,854
                                                                         ===============       ================     ===============

14.1 The accrued interests and fee expenses are detailed by loans as follows:

                                                                            12/31/03              12/31/02             12/31/01
                                                                              US$                    US$                 US$
                                                                         ---------------       ----------------     ---------------
                             OPIC                                               728,141                807,914             907,733
                             SACE                                             1,586,760              1,522,740           1,413,325
                             WB                                               1,712,739              1,629,541           1,146,864
                             US EXIM - Exposure Fees                                  0                      0          12,255,922
                             US EXIM                                          1,574,138              1,823,435           1,370,400
                             ERG                                                303,158                289,295             199,245
                                                                         ---------------       ----------------     ---------------
                                                                              5,904,937              6,072,924          17,293,488
                                                                         ===============       ================     ===============

                                     F-105

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

15. LONG TERM LOANS

Long term loans are detailed as follows as of December 31, 2003:

                                                               Interest                           Reimbursement
                Borrowing                    Principal     ---------------      Interest   --------------------------
Loan              Date        Currency         Amount      Type     Rate        Payment       Maturity    Periodicity
----            ---------     --------       ---------     ----     ----        -------       --------    -----------

US EXIM          9/12/02        US$         181,363,762    Fixed   7.2000%     Quarterly   Feb. 15, 2013   Quarterly
OPIC Note A     11/25/97        US$          46,635,417    Fixed   10.2300%    Quarterly   Feb. 15, 2013   Quarterly
OPIC Note B     02/11/98        US$          10,175,000    Fixed   9.9200%     Quarterly   Feb. 15, 2013   Quarterly
                                            -----------
                                             56,810,417
                                            -----------
                Total L.T  loan in US$      238,174,179
                                            -----------
                Current part in USD          25,748,560
                                            -----------
                Non-Current part in USD     212,425,619
                                            -----------



                                                               Interest                           Reimbursement
                Borrowing                    Principal     ---------------      Interest   --------------------------
Loan               Date       Currency         Amount      Type      Rate        Payment       Maturity    Periodicity
----            ---------     --------       ---------     ----      ----        -------       --------    -----------


SACE             11/17/03       Euro         179,332,929   Fixed     5.7300%     Quarterly   Feb. 15, 2013  Quarterly
ERG              11/17/03       Euro          23,045,939   Variable  4.16888%    Quarterly   Feb. 15, 2013  Quarterly
World Bank       11/17/03       Euro         123,359,818   Variable  3.9189%     Quarterly   Feb. 15, 2013  Quarterly
                                             -----------
                Total L.T  loan in Euro      325,738,687
                                             -----------
                B/S FX Rate Euro/USD             1.26342
                                             -----------
                Total L.T  loan in USD       411,543,784
                                             -----------
                Current part in USD           44,491,219
                                             -----------
                Non-Current part in USD      367,052,565
                                             -----------


Total principal repayments for the next five years are detailed below. Forecasts of interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.

                                                                                         Remaining       Remaining      Remaining
                Principal      Principal      Principal      Principal      Principal     Interest          Swap         Guarantee
              Repayment in   Repayment in   Repayment in   Repayment in   Repayment in    Payments        Payments         Fees
                  2004           2005           2006           2007           2008       2004-2013       2004-2013       2004-2013

In USD
US EXIM         19,606,893    19,606,893     19,606,893      19,606,893    19,606,893    62,017,946              0              0
OPIC A           5,041,667     5,041,666      5,041,666       5,041,666     5,041,666    22,657,888              0              0
OPIC B           1,100,000     1,100,000      1,100,000       1,100,000     1,100,000     4,793,735              0              0
Total in USD    25,748,560    25,748,559     25,748,559      25,748,559    25,748,559    89,469,569              0              0


In Euro

SACE            19,387,344    19,387,344     19,387,344      19,387,344    19,387,344    49,481,105              0              0
ERG              2,491,452     2,491,452      2,491,452       2,491,452     2,491,452     4,730,553      4,774,063              0
WB              13,336,197    13,336,197     13,336,197      13,336,197    13,336,197    22,600,374     25,202,063      5,472,842
Total in Euro   35,214,993    35,214,993     35,214,993      35,214,993    35,214,993    76,812,032     29,976,126      5,472,842
B/S FX Rate
Euro/USD           1.26342       1.26342        1.26342         1.26342       1.26342       1.26342        1.26342        1.26342
Total in USD    44,491,219    44,491,219     44,491,219      44,491,219    44,491,219    97,045,624     37,872,347      6,914,481

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


15.  LONG TERM LOANS (CONTINUED)

Long term loans are detailed as follows as of  December 31, 2002:


                                                               Interest                           Reimbursement
                Borrowing                   Principal      ----------------    Interest    ---------------------------
Loan              Date      Currency         Amount        Type       Rate      Payment       Maturity     Periodicity

US EXIM           9/12/02      US$          200,971,655    Fixed      7.2%     Quarterly   Feb. 15, 2013   Quarterly
OPIC Note A      11/25/97      US$           51,677,083    Fixed     10.23%    Quarterly   Feb. 15, 2013   Quarterly
OPIC Note B      02/11/98      US$           11,275,000    Fixed      9.92%    Quarterly   Feb. 15, 2013   Quarterly
                                           -----------
                                            62,952,083
                                           -----------
                Total L.T  loan in US$     263,923,738
                                           -----------
                Current part in USD         25,748,560
                                           -----------
                Non-Current part in USD    238,175,178
                                           -----------


                                                               Interest                           Reimbursement
                Borrowing                   Principal      ----------------    Interest    ---------------------------
Loan              Date      Currency         Amount        Type       Rate      Payment       Maturity     Periodicity

SACE            11/15/02      Euro        198,720,273    Fixed       5.73%     Quarterly   Feb. 15, 2013    Quarterly
ERG             11/15/02      Euro         25,537,392    Variable    5.14%     Quarterly   Feb. 15, 2013    Quarterly
World Bank      11/15/02      Euro        136,696,015    Variable    4.89%     Quarterly   Feb. 15, 2013    Quarterly
                                          -----------
                Total L.T  loan in Euro   360,953,680
                                          -----------
                B/S FX Rate Euro/USD          1.04658
                                          -----------
                Total L.T  loan in USD    377,767,743
                                          -----------
                Current part in USD        36,855,389
                                          -----------
                Non-Current part in USD   340,912,354
                                          -----------


Total principal repayments for the next five years are detailed below. Forecasts of interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.



                                                                                           Remaining    Remaining     Remaining
                 Principal     Principal     Principal      Principal      Principal        Interest       Swap       Guarantee
               Repayment in  Repayment in   Repayment in   Repayment in   Repayment in      Payments     Payments        Fees
                   2003          2004           2005           2006           2007         2003-2013    2003-2013     2003-2013

In USD
US EXIM         19,606,893    19,606,893     19,606,893    19,606,893     19,606,893       76,033,383            0            0
OPIC A           5,041,667     5,041,666      5,041,666     5,041,666      5,041,666       27,754,052            0            0
OPIC B           1,100,000     1,100,000      1,100,000     1,100,000      1,100,000        5,871,955            0            0
Total in USD    25,748,560    25,748,559     25,748,559    25,748,559     25,748,559      109,659,390            0            0

In Euro
SACE            19,387,344    19,387,344     19,387,344    19,387,344     19,387,344       60,663,342            0            0
ERG              2,491,452     2,491,452      2,491,452     2,491,452      2,491,452        7,093,552    4,535,473            0
WB              13,336,197    13,336,197     13,336,197    13,336,197     13,336,197       36,148,188   23,844,995    6,757,469
Total in Euro   35,214,993    35,214,993     35,214,993    35,214,993     35,214,993      103,905,082   28,380,468    6,757,469
B/S FX Rate
Euro/USD           1.04658       1.04658        1.04658       1.04658        1.04658          1.04658      1.04658      1.04658
Total in USD    36,855,389    36,855,389     36,855,389    36,855,389     36,855,389      108,745,223   29,702,496    7,072,248

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


15. LONG TERM LOANS (CONTINUED)

Long term loans are detailed as follows as of December 31, 2001:



                 Drawdown                 Drawdown         Interest           Interest    Reimbursement
    Loan           Date      Currency      Amount       Type       Rate       Payment       Maturity       Periodicity
US EXIM         11/15/2001     US$      207,446,204    Variable    4.14%     Quarterly    Feb. 15, 2013     Quarterly
OPIC Note A      11/25/97      US$       56,718,750     Fixed     10.48%     Quarterly    Feb. 15, 2013     Quarterly
OPIC Note B      02/11/98      US$       12,375,000     Fixed     10.17%     Quarterly    Feb. 15, 2013     Quarterly
                                         69,093,750
            Total L.T loan in US$       276,539,954
            Current part in USD          24,873,137
            Non-Current part in USD     251,666,817




                 Drawdown                 Drawdown           Interest         Interest    Reimbursement
    Loan           Date      Currency      Amount         Type      Rate      Payment       Maturity       Periodicity
SACE            11/15/2001     Euro     218,107,617       Fixed     5.73%    Quarterly    Feb. 15, 2013     Quarterly
ERG             11/15/2001     Euro      28,028,845     Variable    5.34%    Quarterly    Feb. 15, 2013     Quarterly
World Bank      11/15/2001     Euro     150,032,211     Variable    5.09%    Quarterly    Feb. 15, 2013     Quarterly


            Total L.T loan in Euro      396,168,673
            B/S FX Rate Euro/USD              0.885
            Total L.T loan in USD       350,623,797
            Current part in USD          31,166,559
            Non-Current part in USD     319,457,237



Total principal repayments for the next five years are detailed below. Forecast interest payments, interest-rate swap payments and guarantee fees are also shown below. For further information regarding swaps, see Note 20.




                    Principal    Principal     Principal      Principal      Principal       Remaining     Remaining     Remaining
                  Repayment in  Repayment in   Repayment in   Repayment in   Repayment in    Interest        Swap        Guarantee
                      2002          2003          2004            2005          2006         Payments      Payments        Fees
                                                                                             2002-2013     2002-2013     2002-2013
In USD
US EXIM           18,731,470   19,606,893      19,606,893      19,606,893    19,606,893     87,235,810             0     1,176,315
OPIC A             5,041,667    5,041,666       5,041,666       5,041,666     5,041,666     33,499,497             0             0
OPIC B             1,100,000    1,100,000       1,100,000       1,100,000     1,100,000      7,088,426             0             0
Total in USD      24,873,137   25,748,559      25,748,559      25,748,559    25,748,559    127,823,733             0     1,176,315
In Euro
SACE              19,387,344   19,387,344      19,387,344      19,387,344    19,387,344     72,907,871             0             0
ERG                2,491,452    2,491,452       2,491,452       2,491,452     2,491,452      8,830,924     4,982,063             0
WB                13,336,197   13,336,197      13,336,197      13,336,197    13,336,197     45,081,853    25,824,728     8,173,329
Total in Euro     35,214,993   35,214,993      35,214,993      35,214,993    35,214,993    126,820,648    30,806,791     8,173,329
B/S FX Rate
USD/Euro             0.88504      0.88504         0.88504         0.88504       0.88504        0.88504       0.88504       0.88504
Total in USD      31,166,559   31,166,559      31,166,559      31,166,559    31,166,559    112,240,922    27,265,139     7,233,696



JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

15. LONG TERM LOANS (CONTINUED)

PLEADGE OF STOCK AND OTHER ASSETS
As security for the repayment of the loans, and the payment of all related interest, fees and swap obligations, JLEC and its stockholders have entered into various pledge agreements with Deutsche Bank Trust Company Americas, as Offshore Collateral Agent, and with Banque Marocaine pour le Commerce et l'Industrie, as Onshore Collateral Agent, for the benefit of such lenders and other secured parties. Such security shall continue in effect until the repayment in full of all outstanding principal amounts and the payment in full of all related interest, fee and swap obligations, which is scheduled to occur in February of 2013. The principle pledge agreements are:

1. The Stockholder Pledge and Security Agreements, in which each of JLEC's stockholders pledges all of its shares, claims, rights and interests in JLEC to the Offshore Collateral Agent.
2. The Security and Assignment Agreement, in which JLEC assigns to the Offshore Collateral Agent a security interest in all of JLEC's rights, title and interest in the following collateral, among others:
  a. all of JLEC's contractual rights,
  b. all rents, profits, income and revenues derived by JLEC from its ownership of the Project,
  c. all cash deposits and other assets in any of JLEC's accounts with financial institutions,
  d. all permits, licenses and other governmental authorizations obtained by JLEC in connection with its ownership of the Project,
  e. all of JLEC's insurance policies and related claims and proceeds, and
  f. all personal property and inventories of JLEC.
3. The Agreement for Pledge of Shares, in which each of JLEC's stockholders pledges all of its shares, claims, rights and interests in JLEC to the Onshore Collateral Agent, and assigns to the Onshore Collateral Agent the direct payment by JLEC of all dividends and other stockholder distributions if and whenever a Default has occurred and is continuing.
4. The General Delegation of Contract Claims, in which JLEC assigns to the Onshore Collateral Agent the direct payment of any and all contract claims due to JLEC if and whenever a Default has occurred and is continuing.
5. The Pledge over General Operating Accounts, in which JLEC pledges to the Onshore Collateral Agent any and all monies in JLEC's accounts with the Onshore Collateral Agent.
6. The Master Agreement for Assignment of Accounts Receivable as Security, in which JLEC assigns to the Onshore Collateral Agent a security interest in all of the accounts receivable payable by ONE to JLEC under the Power Purchase Agreement.

COVENANTS
The covenants on the loans also place restrictions on JLEC's payment of dividends and other distributions to JLEC's stockholders.

Specifically, JLEC may not:
        1.  Pay any dividends to its stockholders, or
        2. Make any distribution, payment or delivery of property or cash to its stockholders, or
        3. Redeem, retire, purchase or otherwise acquire any shares of its capital stock, or
        4. Purchase or redeem any subordinated debt except, on quarterly repayment dates and only then after first satisfying all debt service obligations and satisfying all of the following conditions, among others:
a.  No default shall have occurred,
b. The cash balance in all JLEC reserve and accrual accounts shall equal or exceed required levels,
c. JLEC's actual debt service coverage ratios for the current quarter and preceding four quarters have all been greater than 1.3, and
d. JLEC's forecasted debt service coverage ratios for the next succeeding two quarters are greater than 1.3 JLEC has complied with these covenants since May 2001, when the loans began to be repaid.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

16. STOCKHOLDERS' EQUITY


The composition of Stockholders' Equity as of  December 31, 2003 was:

16.1 COMMON STOCK

                                                        Common Stock
                                        ---------------------------------------------
                                            Number        Par value         Par value
Stockholders                               of Shares        Dirham          US Dollar
-----------------------                 ---------------------------------------------
AB Cythere 63, Sweden..................        2,634          263,400         27,668
Jorf Lasfar Energiaktiebolag, Sweden...        1,375          137,500         14,443
Jorf Lasfar Power Energy AB, Sweden....        1,265          126,500         13,288
Tre Kronor Investment AB, Sweden.......          110           11,000          1,155
Jorf Lasfar Handelsbolag, Sweden.......          110           11,000          1,155
AB Cythere 61, Sweden                              6              600             63
                                        ---------------------------------------------
                 Total                         5,500          550,000         57,773


16.2 CONVERTIBLE STOCKHOLDERS' SECURITIES

On December 11, 2000, the JLEC stockholders purchased 100% of all Company Loan Notes for $387,355,000, and amended the Company Loan Agreement to make such stockholder securities convertible into Preferred Stock or Common Stock. On January 1, 2001, the convertible securities (Company Loan Principal) held by AB Cythere 61 and AB Cythere 63 were converted into Preferred Stock as shown below on Note 16.3. Such conversions shall be made into a fixed number of JLEC shares as listed below:



                                          ----------------------------------------------
                                             Number          Par value       Par value
Stockholders                               of Shares           Dirham        US Dollar
----------------------                    ----------------------------------------------
AB Cythere 63, Sweden...................              0                0              0
Jorf Lasfar Energiaktiebolag, Sweden....     10,537,024    1,053,702,400     96,838,750
Jorf Lasfar Power Energy AB, Sweden.....      9,694,062      969,406,200     89,091,650
Tre Kronor Investment AB, Sweden........        842,962       84,296,200      7,747,100
Jorf Lasfar Handelsbolag, Sweden........        842,962       84,296,200      7,747,100
AB Cythere 61, Sweden...................              0                0              0
                                          ----------------------------------------------
                 Total                       21,917,010    2,191,701,000    201,424,600


Under the terms of the amended Company Loan Agreement summarized below, these convertible securities constitute an hybrid instrument which are delt with in accordance with the substance of the transaction, i.e. as a Preferred Stock equivalent:

(a) Expression of the Loan in MAD
The outstanding USD 201,424,600 principal amount is expressed as MAD 2,191,701,000 for the purpose of computing interest and principal payments due under this Agreement. However, interest and principal payments will be paid to the stockholders in USD, provided that the Company is not responsible for any losses realized by the stockholders resulting from the depreciation of the value of the MAD relative to the USD.
(b) Repayment or conversion into Stock
Under the terms of the amended Agreement:
- the Security may only be repaid, in whole or in part, at the Company's option;
- the part of the Security principal held by other Company Lenders listed above may be converted into Common Stock at any time, using the same conversion ratio used for the conversion of the parts of AB Cythere 61 and AB Cythere 63;
- the shares of Preferred Stock issued to AB Cythere 61 and AB Cythere 63 may be converted into Common Stock. In this case, all outstanding Security principal held by other Company Lenders will be mandatorily converted into Common Stock at the same conversion ratio.
(c) Interest payment and accruals as Retained Earning
In accordance with Amendment N(degree).2, the Company will pay interest on the unpaid principal amount once per year, at the interest rate per annum equal to the greater of (1) the Moroccan maximum deductible rate, and (2) 4.00%. The applicable interest rate for 2003 is 4.00%. Accruals for such interest payments are reported as part of the Retained Earning allocation in Note 16.4, and are not expensed.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


16.3 PREFERRED STOCK

In accordance with Section 3.01 par.(b) of the amended Company Loan Agreement (see note 16.2 above), the Company as converted on January 1, 2001, all outstanding Company Loan principal held by AB Cythere 61 and AB Cythere 63, at the conversion ratio of one (1) share of Preferred Stock for each one hundred
(100) MAD of such Company Loan principal converted into Preferred Stock, as follows:





                                                                                  Preferred Stock
                                                               -------------------------------------------------
                                                                     Number        Par value        Par value
              Stockholders                                          of Shares        Dirham         US Dollar
              --------------------------------------------     -------------------------------------------------

              AB Cythere 63, Sweden.......................          20,185,145   2,018,514,500      185,508,183
              Jorf Lasfar Energiaktiebolag, Sweden .......                   0               0                0
              Jorf Lasfar Power Energy AB, Sweden.........                   0               0                0
              Tre Kronor Investment AB, Sweden............                   0               0                0
              Jorf Lasfar Handelsbolag, Sweden............                   0               0                0
              AB Cythere 61, Sweden.......................              45,941       4,594,100          422,217
                                                               -------------------------------------------------
                             Total                                  20,231,086   2,023,108,600      185,930,400



Such shares are non-participating voting shares of convertible Preferred Stock of the Company, and:
- are convertible at any moment into shares of Common Stock;
- give right to the collection of a minimum priority dividend, at least equal to 4% of the aggregate par value of the preferred shares,
- do not participate in the distribution of the remaining balance of Retained Earning, which is divided among the shares of Common Stock as shown in Note 16.4.


16.4 RECONCILIATION AND ALLOCATION OF RETAINED EARNINGS

                                                                                                           US$
                                                                                                   ----------------
    2003
    ----

              Retained Earnings as of December 31, 2002                                                113,030,506
              Retained Earnings increase during 2003                                                   119,850,319
              Retained Earnings decrease during 2003
                      Convertible Securities interest payable as of January 1, 2003                    -10,612,757
                                       108,218,281 Dirhams
                                           10.1970 Dirhams per US Dollar

                      Preferred Stock Dividend payable as of January 1, 2003                            -9,796,391
                                        99,893,797 Dirhams
                                           10.1970 Dirhams per US Dollar

                      Common Stock Dividend payable as of October 30, 2003                             -64,972,722
                                             5,500 Common Stock Shares
                                           110,000 Dirhams per share
                                       605,000,000 Dirhams
                                            9.3116 Dirhams per US Dollar on October 30, 2003

                                                                                                   ----------------
              Total Retained Earnings                                                                  147,498,955



The Retained Earnings are allocated among the stockholders as follows:


                                                                                                          Common
                                                Convertible Securities            Preferred Stock         Stock         Total
                                          ---------------------------------------------------------------------------------------
Stockholders                                  Dirhams        US Dollars       Dirhams      US Dollars   US Dollars    US Dollars
----------------------------------------- ---------------------------------------------------------------------------------------
AB Cythere 63, Sweden....................             0               0      81,861,977     9,327,725   61,310,884    70,638,608

Jorf Lasfar Energiaktiebolag, Sweden.....    42,733,486       4,869,247               0             0   32,005,492    36,874,739

Jorf Lasfar Power Energy AB, Sweden......    39,314,807       4,479,707               0             0   29,445,052    33,924,760

Tre Kronor Investment AB, Sweden.........     3,418,679         389,540               0             0    2,560,439     2,949,979

Jorf Lasfar Handelsbolag, Sweden.........     3,418,679         389,540               0             0    2,560,439     2,949,979

AB Cythere 61, Sweden....................             0               0         186,316        21,230      139,660       160,890
                                          ---------------------------------------------------------------------------------------
         Total                               88,885,652      10,128,034      82,048,293     9,348,954  128,021,967   147,498,955



The allocations for Convertible Securities (88,885,652 Dirhams) and Preferred Stock (82,048,293 Dirhams) are payable as of January 1, 2004, and are scheduled for payment on May 17, 2004.

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

16.4 RECONCILIATION AND ALLOCATION OF RETAINED EARNINGS (CONTINUED)

    2002                                                                                                         US$
    ----                                                                                                   --------------

              Retained Earnings as of December 31, 2001                                                       187,671,644
              Retained Earnings increase during 2002                                                          132,287,908
              Retained Earnings decrease during 2002:
                             Convertible Securities interest payable as of January 1, 2002                    -12,095,803
                                                  140,250,832 Dirhams
                                                      11.5950 Dirhams per US Dollar

                             Preferred Stock Dividend payable as of January 1, 2002                            -9,942,031
                                                  115,277,852 Dirhams
                                                      11.5950 Dirhams per US Dollar

                             Common Stock Dividend payable as of October 29, 2002                            -184,891,213
                                                        5,500 Common Stock Shares
                                                      360,000 Dirhams per share
                                                1,980,000,000 Dirhams
                                                      10.7090 Dirhams per US Dollar on October 29, 2002

                                                                                                           --------------
              Total Retained Earnings                                                                         113,030,506

The Retained Earnings are allocated among the shareholders as follows:

                                                                                                            Common
                                              Convertible Securities           Preferred Stock               Stock         Total
                                          ------------------------------------------------------------------------------------------
Shareholders                                 Dirhams       US Dollars      Dirhams        US Dollars       US Dollars    US Dollars
------------------------------------------------------------------------------------------------------------------------------------

AB Cythere 63, Sweden....................            0              0     99,666,957       9,774,145       44,357,210     54,131,355

Jorf Lasfar Energiaktiebolag, Sweden.....   52,028,019      5,102,287              0               0       23,155,340     28,257,626

Jorf Lasfar Power Energy AB, Sweden......   47,865,778      4,694,104              0               0       21,302,912     25,997,016

Tre Kronor Investment AB, Sweden.........    4,162,242        408,183              0               0        1,852,427      2,260,610

Jorf Lasfar Handelsbolag, Sweden.........    4,162,242        408,183              0               0        1,852,427      2,260,610

AB Cythere 61, Sweden                                0              0        226,840          22,246          101,041        123,287
                                          ------------------------------------------------------------------------------------------
              Total                        108,218,281     10,612,757     99,893,797       9,796,391       92,621,358    113,030,506




    2001                                                                                                        USD
    ----                                                                                                   --------------

              Retained Earnings as of December 31, 2000                                                       296,408,600
              Retained Earnings increase during 2001                                                          161,385,686
              Retained Earnings decrease during 2001
                             Common Stock dividend declared payable on April 24, 2001                        -151,362,260
                                                        5,500 Common Stock Shares
                                                      300,000 Dirhams per share
                                                1,650,000,000 Dirhams
                                                      10.9010 Dirhams per US Dollar on April 24, 2001

                             Common Stock dividend declared payable on October 29, 2001                      -118,760,381
                                                        5,500 Common Stock Shares
                                                      247,000 Dirhams per share
                                                1,358,500,000 Dirhams
                                                      11.4390 Dirhams per US Dollar on October 29, 2001

                                                                                                           --------------
              Total Retained Earnings                                                                         187,671,644

The Retained Earnings are allocated among the shareholders as follows:

                                                                                                          Common
                                            Convertible Securities              Preferred Stock             Stock          Total
                                         -------------------------------------------------------------------------------------------
Shareholders                               Dirhams         US Dollars      Dirhams        US Dollars      US Dollars      US Dollars
------------------------------------------------------------------------------------------------------------------------------------

AB Cythere 63, Sweden..................     7,359,167        634,685     115,016,078       9,919,455      79,323,538      89,877,677

Jorf Lasfar Energiaktiebolag, Sweden...    63,882,171      5,509,458               0               0      41,408,453      46,917,911

Jorf Lasfar Power Energy AB, Sweden....    58,771,597      5,068,702               0               0      38,095,776      43,164,478

Tre Kronor Investment AB, Sweden.......     5,110,574        440,757               0               0       3,312,676       3,753,433

Jorf Lasfar Handelsbolag, Sweden.......     5,110,574        440,757               0               0       3,312,676       3,753,433

AB Cythere 61, Sweden..................        16,749          1,445         261,774          22,576         180,691         204,712
                                         -------------------------------------------------------------------------------------------
              Total                       140,250,833     12,095,803     115,277,852       9,942,031     165,633,810     187,671,644

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

17.  DIRECT FINANCING LEASE - (D.F.L)

As explained in Note 2b, JLEC is using the Direct Financing Lease methodology. Specific accounts were created to reflect this method. These accounts are detailed below.


Direct Financing Lease - (D.F.L) as of December 31, 2003


17.1 LONG TERM RECEIVABLES AS OF DECEMBER 31, 2003

                                                                               US$                 Euro
                                                                         ----------------    ------------------
                                                                            Units 1 to 4          Units 1 to 4
                                                                         ----------------    ------------------
            Total Minimum Lease Payments                                   1,283,596,155           956,285,785
            Minimum Lease Payments for 2003                                 -101,642,136          -121,482,375
                                                                         ---------------     -----------------
            Total of Future Minimum Lease Payments                         1,181,954,019           834,803,410
                                                                                                    X 1.263417
                                                                         ---------------     -----------------
            Total of Future Minimum Lease Payments in US$       17.3       1,181,954,019         1,054,704,794
                                                                           =============         =============

The minimum lease payments under the US GAAP model for the next five years are as follows:

                                                                               US$                 Euro
                                                                         ----------------    ----------------
                 Year                                                       Units 1 to 4        Units 1 to 4
            ---------------                                              ----------------    ----------------
                 2004                                                        116,664,592         116,635,941
                 2005                                                        116,371,118         107,167,144
                 2006                                                        108,749,430          92,362,540
                 2007                                                         96,617,923          85,060,254
                 2008                                                        104,467,842          84,500,888


17.2 UNEARNED INCOME AS OF DECEMBER 31, 2003

                                                                      US$                Euro
                                                                ----------------   ----------------
                                                                   Units 1 to 4       Units 1 to 4
                                                                ----------------   ----------------
            Total Unearned Income                                   587,282,368        568,767,180
                                                                                                               ----------------
            Lease Revenue 2003                                      -81,792,828        -91,756,966 X 1.14035        104,635,053
                                                                ---------------    ---------------             ----------------
                                                                    505,489,540        477,010,214
                                                                                        X 1.263417
                                                                ---------------    ---------------
            Total Remaining Unearned Income in US$       17.3       505,489,540        602,662,799
                                                                    ===========        ===========

The minimum lease payments under the US GAAP model for the next five years are as follows:

                                                                                US$                 Euro
                                                                         ----------------    ----------------
                 Year                                                       Units 1 to 4        Units 1 to 4
            ---------------                                              ----------------    ----------------
                 2004                                                         78,203,985          84,230,456
                 2005                                                         73,392,008          76,117,547
                 2006                                                         68,172,214          69,587,224
                 2007                                                         64,172,868          64,534,124
                 2008                                                         59,591,568          58,711,491


17.3 NET INVESTMENT IN DIRECT FINANCING LEASES AS OF DECEMBER 31, 2003

                                                                               US$                Euro
                                                                         ----------------   ----------------
                                                                            Units 1 to 4       Units 1 to 4
                                                                         ----------------   ----------------

            Total of Future Minimum Lease Payments in US$          17.1    1,181,954,019      1,054,704,794
            Total Remaining Unearned Income in US$                 17.2     -505,489,540       -602,662,799
                                                                          --------------    ---------------
            Net investment in direct financing leases in US$                 676,464,479        452,041,995
                                                                             ===========        ===========

            Current part in US$                                               38,460,607         40,941,639
            Non-Current part in US$                                          638,003,872        411,100,356

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


Direct Financing Lease - (D.F.L) as of December 31, 2002


17.1 LONG TERM RECEIVABLES AS OF DECEMBER 31, 2002

                                                                               US$                 Euro
                                                                         ----------------   -----------------
                                                                            Units 1 to 4        Units 1 to 4
                                                                         ----------------   -----------------
            Total Minimum Lease Payments                                   1,426,008,468       1,081,037,348
            Minimum Lease Payments for 2002                                 -142,336,127        -124,619,384
                                                                         ---------------    ----------------
            Total of Future Minimum Lease Payments                         1,283,672,341         956,417,964
                                                                           -------------         -----------
                                                                                                  X 1.046582
                                                                         ---------------    ----------------
            Total of Future Minimum Lease Payments in US$         17.3     1,283,672,341       1,000,970,139
                                                                           =============       =============

The minimum lease payments under the US GAAP model for the next five years are as follows:

                                                                               US$                Euro
                                                                         ----------------   ----------------
                 Year                                                       Units 1 to 4       Units 1 to 4
            ---------------                                              ----------------   ----------------
                 2003                                                        101,642,136        121,482,376
                 2004                                                        116,664,592        116,635,941
                 2005                                                        116,371,118        107,167,144
                 2006                                                        106,872,046         90,768,049
                 2007                                                         96,617,923         85,060,254


17.2 UNEARNED INCOME AS OF DECEMBER 31, 2002

                                                                       US$                 Euro
                                                                 ----------------   -----------------
                                                                    Units 1 to 4        Units 1 to 4
                                                                 ----------------   -----------------
            Total Unearned Income                                    673,381,447         668,603,895
                                                                                                                 ----------------
            Lease Revenue 2002                                       -88,463,713         -99,930,507 X 0.95144         95,077,872
                                                                 ---------------    ----------------             ----------------
                                                                     584,917,734         568,673,388
                                                                     -----------         -----------
                                                                                          X 1.046582
                                                                 ---------------    ----------------
            Total Remaining Unearned Income in US$        17.3       584,917,734         595,163,517
                                                                     ===========         ===========

The Lease Revenue under the US GAAP model for the next five years are as follows:

                                                                               US$                Euro
                                                                         ----------------   ----------------
                 Year                                                       Units 1 to 4        Units 1 to 4
            ---------------                                              ----------------   ----------------
                 2003                                                         81,436,213          91,576,926
                 2004                                                         77,831,811          84,020,822
                 2005                                                         73,012,360          75,871,769
                 2006                                                         67,896,425          69,487,000
                 2007                                                         64,019,517          64,661,480


17.3 NET INVESTMENT IN DIRECT FINANCING LEASES AS OF DECEMBER 31, 2002

                                                                               US$                Euro
                                                                         ----------------   -----------------
                                                                            Units 1 to 4        Units 1 to 4
                                                                         ----------------   -----------------

Total of Future Minimum Lease Payments in US$                      17.1    1,283,672,341       1,000,970,139
Total Remaining Unearned Income in US$                             17.2     -584,917,734        -595,163,517
                                                                         ---------------    ----------------
Net investment in direct financing leases in US$                             698,754,607         405,806,622
                                                                             ===========         ===========

Current part in US$                                                           20,205,960          31,298,090
Non-Current part in US$                                                      678,548,647         374,508,532

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003


Direct Financing Lease - (D.F.L) as of December 31, 2001


17.1 LONG TERM RECEIVABLES AS OF DECEMBER 31, 2001

                                                                                     US$                Euro
                                                                               ----------------    ----------------
                                                                                  Units 1 to 4         Units 1 to 4
                                                                               ----------------    ----------------
                 Total Minimum Lease Payments                                    1,638,683,000        1,210,483,496
                 Minimum Lease Payments for 2001                                  -172,987,799         -116,468,307
                                                                               ---------------     ----------------
                 Total of Future Minimum Lease Payments                          1,465,695,201        1,094,015,189
                                                                                 -------------        -------------
                                                                                                     X 0.88504
                                                                               ---------------     ----------------
                 Total of Future Minimum Lease Payments in US$      17.3         1,465,695,201          968,243,542
                                                                                 =============          ===========

The minimum lease payments under the US GAAP model for the next five years are as follows:

                                                                                     US$                 Euro
                                                                               ----------------    ----------------
                      Year                                                        Units 1 to 4        Units 1 to 4
                 ---------------                                               ----------------    ----------------
                      2002                                                         147,453,739         125,654,878
                      2003                                                         108,352,169         125,448,188
                      2004                                                         121,415,209         118,233,920
                      2005                                                         120,444,202         108,413,086
                      2006                                                         109,842,978          91,398,693


17.2 UNEARNED INCOME AS OF DECEMBER 31, 2001

                                                                               US$                Euro
                                                                         ----------------    ----------------
                                                                            Units 1 to 4        Units 1 to 4
                                                                         ----------------    ----------------
                 Total Unearned Income                                       823,653,897         792,223,192
                                                                                                                        ------------
                 Lease Revenue 2001                                         -100,679,205        -105,867,406 X 0.89305    94,544,727
                                                                         ----------------    ----------------           ------------
                                                                             722,974,692         686,355,786
                                                                             -----------         -----------
                                                                                                  91,398,693
                                                                         ----------------    ----------------
                 Total Remaining Unearned Income in US$      17.3            722,974,692         607,450,028
                                                                             ===========         ===========



The Lease Revenue under the US GAAP model for the next five years are as follows:

                                                                                     US$                Euro
                                                                               ----------------    ----------------
                      Year                                                        Units 1 to 4        Units 1 to 4
                 ---------------                                               ----------------    ----------------
                      2002                                                          91,392,805         101,298,144
                      2003                                                          87,462,185          94,047,617
                      2004                                                          83,519,951          86,014,881
                      2005                                                          78,375,499          77,627,453
                      2006                                                          73,017,083          71,189,178


17.3 NET INVESTMENT IN DIRECT FINANCING LEASES AS OF DECEMBER 31, 2001

                                                                                     US$                Euro
                                                                               ----------------    ----------------
                                                                                  Units 1 to 4        Units 1 to 4
                                                                               ----------------    ----------------

Total of Future Minimum Lease Payments in US$                    17.1            1,465,695,201         968,243,542
Total Remaining Unearned Income in US$                           17.2             -722,974,692        -607,450,028
                                                                               ----------------    ----------------
Net investment in direct financing leases in US$                                   742,720,509         360,793,514
                                                                                   ===========         ===========

Current part in US$                                                                 56,060,930          21,301,261
Non-Current part in US$                                                            686,659,570         339,492,340

JORF LASFAR ENERGY COMPANY


NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

18. FINANCIAL EXPENSES

The Financial Expenses are detailed as follows, for the year ending:

                                                                         12/31/03      12/31/02      12/31/01
                                                                            US$           US$           US$
                                                                        -----------   -----------   -----------
Interest, Fees and Swaps incurred from inception to December 31, 2003

  Up-Front Fees                                                          25,609,073    25,609,073    25,609,073
  Interest Costs                                                        287,290,576   246,526,514   210,187,205
  Premiums                                                               23,808,481    23,808,481    23,808,481
  Commitment Fees                                                        19,312,672    19,312,672    18,136,357
  Arrangement Fees                                                        2,396,273     2,396,273     2,396,273
  Other Fees (acceptance fees, Agent fees...etc)                          9,754,617     9,297,751     8,875,953
  Guarantee Fees                                                         20,598,822    19,101,732     5,496,128
  Swaps                                                                  37,238,114    30,362,978    25,851,201
                                                                        -----------   -----------   -----------
                                                                        426,008,628   376,415,474   320,360,671
  Accrued Interest, Fees, Swaps (see Note 14.1)                           5,904,937     6,072,924    17,293,488
                                                                        -----------   -----------   -----------
  Total Interest, Fees and Swaps                                        431,913,565   382,488,398   337,654,159
  Interest, fees and swaps capitalized as part of
  the project construction for Units 3&4                               -210,949,363  -210,949,363  -210,949,363
                                                                        -----------   -----------   -----------
  Interest and swaps expensed - Total                                   220,964,202   171,539,035   126,704,796
  Interest and swaps expensed from 1997 through 2002                   -171,539,035  -126,704,796   -76,088,286
                                                                        -----------   -----------   -----------

  Interest and swaps expensed                                            49,425,167    44,834,239    50,616,510
                                                                        ===========   ===========   ===========



19. PENSION PLANS

JLEC contributes to the following pension plans:

19.1 COMMON FUND FOR RETIREMENT (CAISSE COMMUNE DES RETRAITES OR CCR)

As required by PPA Section 23.2.4, most of JLEC's employees (259 employees of 313, or 84%) plus 1 recent retiree are participants in the CCR defined benefit pension plan. This plan is funded by employee payroll deductions equal to 9% of the employee's gross pay, plus JLEC contributions equal to 18% of the participating employee's gross pay. In 2003, 2002 and 2001, JLEC contributed to the CCR US$ 350,071, US$ 291,036 and US$ 266,972, respectively.

Benefits provided under this plan include pension and retiree health insurance. As of December 31, 2003, the benefit obligation totalled US$ 14,584,092 (MAD 127,992,907/8.7762). The fair value of assets contributed to the CCR was US$ 4,705,965 (MAD 41,300,493/8.7762) as of December 31, 2003. The net unfunded benefit obligation as of December 31, 2003 reflected in the accompanying balance sheet was US$ 9,878,126 (MAD 86,692,413/8.7762).

The following assumptions were used to perform the actuarial valuations:

                                                              2003              2002             2001
                                                              ----              ----             ----
                           Discount rate                      6.00%             7.58%            7.58%
                           Rate of compensation increase      6.50%             6.50%            6.50%

19.2 MOROCCAN RETIREMENT FUND FOR PROFESSIONALS (CAISSE INTERPROFESSIONNELLE MAROCAINE DE RETRAITES OR CIMR)

Employees of JLEC not covered by CCR participate in a fund to which the employer contributes an amount equal to 12 percent of the employee's gross pay. This fund is carried in the employee's name, and the pension benefits an employee will receive depend only on the amount contributed to this account and the returns earned on investments of those contributions. In 2003, JLEC's contribution to that fund amounted to USD 145,677 (USD 109,147 in 2002, and USD 105,912 in 2001)

JORF  LASFAR  ENERGY  COMPANY


NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

     20. DERIVATIVE INSTRUMENT LIABILITY / OTHER COMPREHENSIVE INCOME

     JLEC adopted SFAS N(degree). 133 on January 1, 2001. This standard requires JLEC to recognize at fair value on the balance sheet, as assets or liabilities, all contracts that meet the definition of a derivative instrument. Details of all JLEC derivative instruments (interest rate swaps) are provided in the following table as of December 31, 2003, and all such swaps qualify with 100% effectiveness as cash flow hedge for JLEC's variable interest rate loans. Therefore, in accordance with SFAS N(degree). 133, the changes in fair value of these interest rate swaps are reflected directly in Stockholders' Equity under "Other Comprehensive Income or
     (Loss)". JLEC determines fair value based upon market price estimations provided by the swap providers.


2003
------------------------------------------------------------------------------------------------------------------------------------
                               Fixed Rate    Current       Current        Settlement                      Forecast of      Valuation
  Credit      Swap              Paid by     Libor Paid     Notional          and        Termination        Remaining          in
 Facility  Providers Currency    JLEC        to JLEC        Amount       Amortization       Date           Payments          Euro
------------------------------------------------------------------------------------------------------------------------------------
World Bank    BNP     Euro      6.4115%     2.16888%      41,119,939     Quarterly        2/15/2013        8,400,358      4,942,789
              ABN     Euro      6.4175%     2.16888%      41,119,939     Quarterly        2/15/2013        8,412,238      4,940,969
              CSFB    Euro      6.4060%     2.16888%      41,119,939     Quarterly        2/15/2013        8,389,468      4,733,058
                                                         -----------                                      ----------     ----------
                                                         123,359,818                                      25,202,063     14,616,816


------------------------------------------------------------------------------------------------------------------------------------
ERG           BNP     Euro     6.4700%      2.16888%       7,681,980     Quarterly        2/15/2013        1,590,984        942,887
              ABN     Euro     6.4750%      2.16888%       7,681,980     Quarterly        2/15/2013        1,592,834        942,179
              CSFB    Euro     6.4680%      2.16888%       7,681,980     Quarterly        2/15/2013        1,590,245        950,471
                                                         -----------                                      ----------     ----------
                                                          23,045,940                                       4,774,063      2,835,537
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Total in Euro      17,452,353
                                                                                                                         ----------
                                                                                                     B/S FX rate  X         1.26342
                                                                                                       Total in USD      22,049,599
                                                                                                                         ==========


2002

------------------------------------------------------------------------------------------------------------------------------------
                               Fixed Rate    Current       Current        Settlement                      Forecast of      Valuation
  Credit      Swap              Paid by     Libor Paid     Notional          and        Termination        Remaining          in
 Facility  Providers Currency    JLEC        to JLEC        Amount       Amortization       Date           Payments          Euro
------------------------------------------------------------------------------------------------------------------------------------
World Bank    BNP      Euro     6.4115%      3.13725%     45,565,338     Quarterly     2/15/2013          7,947,927       5,729,083
              ABN      Euro     6.4175%      3.13725%     45,565,338     Quarterly     2/15/2013          7,962,491       5,739,581
              CSFB     Euro     6.4060%      3.13725%     45,565,338     Quarterly     2/15/2013          7,934,576       5,719,459
                                                         -----------                                     ----------      ----------
                                                         136,696,014                                     23,844,995      17,188,122



-----------------------------------------------------------------------------------------------------------------------------------
ERG           BNP      Euro     6.4700%      3.13725%      8,512,464     Quarterly     2/15/2013          1,511,371       1,089,437
              ABN      Euro     6.4750%      3.13725%      8,512,464     Quarterly     2/15/2013          1,513,638       1,091,072
              CSFB     Euro     6.4680%      3.13725%      8,512,464     Quarterly     2/15/2013          1,510,464       1,088,783
                                                         -----------                                     ----------      ----------
                                                          25,537,392                                      4,535,473       3,269,292
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                     Total in Euro       20,457,415
                                                                                                                         ----------
                                                                                                    B/S FX rate  X          1.04658
                                                                                                       Total in USD      21,410,369
                                                                                                                         ==========


2001

------------------------------------------------------------------------------------------------------------------------------------
                               Fixed Rate    Current       Current        Settlement                      Forecast of      Valuation
  Credit      Swap              Paid by     Libor Paid     Notional          and        Termination        Remaining          in
 Facility  Providers Currency    JLEC        to JLEC        Amount       Amortization       Date           Payments          Euro
------------------------------------------------------------------------------------------------------------------------------------
World Bank    BNP      Euro       6.4300%      3.34000%     48,899,387     Quarterly     12/17/2012         8,614,748      3,369,696
              ABN      Euro       6.4300%      3.34000%     48,899,387     Quarterly     12/17/2012         8,614,748      3,369,696
              CSFB     Euro       6.4230%      3.34000%     48,899,387     Quarterly     12/17/2012         8,595,232      3,362,062
                                                           -----------                                     ----------     ----------
                                                           146,698,162                                     25,824,728     10,101,454



-----------------------------------------------------------------------------------------------------------------------------------
ERG           BNP      Euro       6.3600%      3.34000%      9,654,551    Quarterly      12/17/2012         1,662,339        650,231
              ABN      Euro       6.3600%      3.34000%      9,654,551    Quarterly      12/17/2012         1,662,339        650,231
              CSFB     Euro       6.3510%      3.34000%      9,654,551    Quarterly      12/17/2012         1,657,385        648,293
                                                           -----------                                     ----------     ----------
                                                            28,963,653                                      4,982,063      1,948,755
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Total in Euro     12,050,209
                                                                                                                          ----------
                                                                                                       B/S FX rate  X        0.88504
                                                                                                         Total is USD     10,664,877
                                                                                                                          ==========

JORF LASFAR ENERGY COMPANY

NOTES TO US GAAP FINANCIAL STATEMENTS DATED DECEMBER 31, 2003

21. CASH FLOWS FOR 2003

Reconciliation of net income to net cash from operating activities under the Direct Method is as follows :

                                                                                       2003           2002              2001
                                                                                        US$            US$               US$
                                                                                   --------------------------------------------
Net Income .....................................................................    119,850,319     132,287,908     161,385,686
Adjustment to reconcile Net Income to cash provided from operating activities :

         Depreciation and amortization .........................................      4,028,115       2,752,641         731,003
         Deferred taxes ........................................................    (13,005,297)      6,908,298       6,097,093
         Lease Revenue .........................................................   (186,427,881)   (183,541,585)   (195,223,932)
         Finance tariff cash revenue ...........................................    246,405,730     263,559,812     262,829,803
         Changes in operating assets and liabilities:
         Inventories ...........................................................      2,066,641      (8,855,387)     (9,242,424)
         Accounts receivable ...................................................     (9,311,086)     10,340,353     (22,975,149)
         Prepayments ...........................................................      2,292,604      (5,954,169)        979,429
         Accounts payable ......................................................     22,353,640      (9,266,000)    (20,701,000)
         Unfunded pension obligation ...........................................      4,185,183       5,692,943            --
         Other liabilities .....................................................     (2,445,519)       (608,934)      3,093,490
         Effect of exchange rate changes .......................................      1,824,028       4,235,487      (2,003,877)
                                                                                   --------------------------------------------
Net cash provided by operating activities ......................................    191,816,478     217,551,367     184,970,122


22. UNCERTAINTIES AS OF DECEMBER 31, 2003

22.1 JLEC's corporate tax return, payroll tax and VAT returns for the years 2000 to 2003 are open to audit by the Moroccan Tax Authorities. JLEC is periodically involved in other legal, tax and other proceedings regarding matters arising in the ordinary course of business. JLEC believes that the outcome of these matters will not materially affect its results of operations or liquidity.

22.2 Discussions are currently underway between JLEC and ONE, which may result in amendments of the Power Purchase Agreement (PPA) and the Transfer of Possession Agreement (TPA). As currently drafted, such amendments would eliminate ONE's right of termination for convenience (which right ONE could otherwise exercise starting on September 13, 2012) and reduce ONE's right of termination due to adverse economic circumstances (which right ONE might otherwise be entitled to exercise after all of the principal amount of JLEC's indebtedness to the project lenders has been repaid); and thereby, the proposed amendments would increase the likelihood that the PPA and TPA continue in effect until their scheduled expiration on September 13, 2027. In exchange, it is proposed that the PPA's gross capacity charges be reduced by means of a new rebate (to be paid by JLEC to ONE on a quarterly basis, and calculated starting from September 13, 2003) and future tariff reductions (starting from September 13, 2014). These possible PPA and TPA amendments are still under negotiation, and such negotiations may or may not converge on agreements acceptable to both JLEC and ONE. Furthermore, any potential PPA and TPA amendments agreed between JLEC and ONE would still be subject to change by and the approval of ONE's Board of Directors, JLEC's shareholders and JLEC's lenders before coming into effect. This process of negotiation, review and approval will require several months at least, and may possibly never result in any amendments. This uncertainty exists as of the date of these financial statements.

23. NEW ACCOUNTING STANDARDS

In June 2002, FASB issued SFAS No 146, "Accounting for Costs Associated with Exit or Disposal Activities.". This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (Including Certain costs incurred in a Restructuring)". Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement became effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No 146 did not have a material impact on JLEC's results of operations or its financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Standard specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard is effective for interim or fiscal periods ending after June 15, 2003. JLEC is currently assessing the new standard and has not yet determined the impact on its financial statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP

                              FINANCIAL STATEMENTS

                         Report of Independent Auditors

To the Partners and the Management Committee Of
Midland Cogeneration Venture Limited Partnership:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partners' equity and cash flows present fairly, in all material respects, the financial position of the Midland Cogeneration Limited Partnership (a Michigan limited partnership) and its subsidiaries (MCV) at December 31, 2003 and 2002, and the results of their operations and their cash flows for the each of the two years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of MCV's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of MCV for the year ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

As explained in Note 2 to the financial statements, effective April 1, 2002, Midland Cogeneration Venture Limited Partnership changed its method of accounting for derivative and hedging activities in accordance with Derivative Implementation Group ("DIG") Issue C-16.

Detroit, Michigan
February 18, 2004

     THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP (ANDERSEN). THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN, AND
  ANDERSEN DID NOT CONSENT TO THE INCLUSION OF THIS REPORT INTO THIS FORM 10-K.
           THE FOOTNOTE SHOWN BELOW WAS NOT PART OF ANDERSEN'S REPORT.

                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners and the Management Committee of the Midland Cogeneration Venture Limited Partnership:

We have audited the accompanying consolidated balance sheets of the MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP (a Michigan limited partnership) and subsidiaries (MCV) as of December 31, 2001 and 2000*, and the related consolidated statements of operations, partners' equity and cash flows for each of the three years in the period ended December 31, 2001*. These financial statements are the responsibility of MCV's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Midland Cogeneration Venture Limited Partnership and subsidiaries as of December 31, 2001 and 2000*, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001*, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2001, Midland Cogeneration Venture Limited Partnership changed its method of accounting related to derivatives and hedging activities.

                                                             ARTHUR ANDERSEN LLP

Detroit, Michigan
January 18, 2002

*The MCV's consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, partners' equity and cash flows for the years ended December 31, 1999 and 2000 are not included in this Annual Report on Form 10-K.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
                                 (IN THOUSANDS)

                                                          2003           2002
                                                      -----------    -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                           $   173,651    $   160,425
  Accounts and notes receivable - related parties          43,805         48,448
  Accounts receivable                                      38,333         32,479
  Gas inventory                                            20,298         19,566
  Unamortized property taxes                               17,672         18,355
  Derivative assets                                        86,825         73,819
  Broker margin accounts and prepaid expenses               8,101          5,165
                                                      -----------    -----------
     Total current assets                                 388,685        358,257
                                                      -----------    -----------
PROPERTY, PLANT AND EQUIPMENT
  Property, plant and equipment                         2,463,931      2,449,148
  Pipeline                                                 21,432         21,432
                                                      -----------    -----------
     Total property, plant and equipment                2,485,363      2,470,580
Accumulated depreciation                                 (991,556)      (920,614)
                                                      -----------    -----------
     Net property, plant and equipment                  1,493,807      1,549,966
                                                      -----------    -----------
OTHER ASSETS:
  Restricted investment securities held-to-maturity       139,755        138,701
  Derivative assets non-current                            18,100         31,037
  Deferred financing costs, net of accumulated
     amortization of $17,285 and $15,930,
     respectively                                           7,680          9,035
  Prepaid gas costs, materials and supplies                21,623         11,077
                                                      -----------    -----------
     Total other assets                                   187,158        189,850
                                                      -----------    -----------
TOTAL ASSETS                                          $ 2,069,650    $ 2,098,073
                                                      ===========    ===========
LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities            $    57,368    $    58,080
  Gas supplier funds on deposit                             4,517           --
  Interest payable                                         53,009         56,386
  Current portion of long-term debt                       134,576         93,928
                                                      -----------    -----------
     Total current liabilities                            249,470        208,394
                                                      -----------    -----------
NON-CURRENT LIABILITIES:
  Long-term debt                                        1,018,645      1,153,221
  Other                                                     2,459          2,148
                                                      -----------    -----------
     Total non-current liabilities                      1,021,104      1,155,369
                                                      -----------    -----------
COMMITMENTS AND CONTINGENCIES
TOTAL LIABILITIES                                       1,270,574      1,363,763
                                                      -----------    -----------
PARTNERS' EQUITY                                          799,076        734,310
                                                      -----------    -----------
TOTAL LIABILITIES AND PARTNERS' EQUITY                $ 2,069,650    $ 2,098,073
                                                      ===========    ===========

    The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
     CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                              2003         2002         2001
                                                            ---------    ---------    ---------
OPERATING REVENUES:
  Capacity                                                  $ 404,681    $ 404,713    $ 409,633
  Electric                                                    162,093      177,569      184,707
  Steam                                                        17,638       14,537       16,473
                                                            ---------    ---------    ---------
     Total operating revenues                                 584,412      596,819      610,813
                                                            ---------    ---------    ---------
OPERATING EXPENSES:
  Fuel costs                                                  254,988      255,142      288,167
  Depreciation                                                 89,437       88,963       92,176
  Operations                                                   16,943       16,642       16,082
  Maintenance                                                  15,107       12,666       13,739
  Property and single business taxes                           30,040       27,087       26,410
  Administrative, selling and general                           9,959        8,195       16,404
                                                            ---------    ---------    ---------
     Total operating expenses                                 416,474      408,695      452,978
                                                            ---------    ---------    ---------
OPERATING INCOME                                              167,938      188,124      157,835
                                                            ---------    ---------    ---------
OTHER INCOME (EXPENSE):
  Interest and other income                                     5,100        5,555       16,725
  Interest expense                                           (113,247)    (119,783)    (126,296)
                                                            ---------    ---------    ---------
     Total other income (expense), net                       (108,147)    (114,228)    (109,571)
                                                            ---------    ---------    ---------
NET INCOME BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                            59,791       73,896       48,264
Cumulative effect of change in method of accounting for
  derivative option contracts (to April 1, 2002) (Note 2)        --         58,131         --
                                                            ---------    ---------    ---------
NET INCOME                                                  $  59,791    $ 132,027    $  48,264
                                                            =========    =========    =========

    The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
  CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                           GENERAL          LIMITED
                                                                           PARTNERS         PARTNERS           TOTAL
                                                                           ---------        ---------        ---------
BALANCE, DECEMBER 31, 2000                                                 $ 448,100        $  79,638        $ 527,738
Comprehensive Income
  Net Income                                                                  42,020            6,244           48,264
  Other Comprehensive Income
     Cumulative effect of accounting change                                   13,688            2,034           15,722
     Unrealized loss on hedging activities                                   (42,444)          (6,307)         (48,751)
     Reclassification adjustments recognized in net income above               7,608            1,131            8,739
                                                                           ---------        ---------        ---------
       Total other comprehensive income                                      (21,148)          (3,142)         (24,290)
                                                                           ---------        ---------        ---------
     Total Comprehensive Income                                               20,872            3,102           23,974
                                                                           ---------        ---------        ---------
BALANCE, DECEMBER 31, 2001                                                 $ 468,972        $  82,740        $ 551,712
Comprehensive Income
  Net Income                                                                 114,947           17,080          132,027
  Other Comprehensive Income
     Unrealized gain on hedging activities since beginning of period          33,311            4,950           38,261
     Reclassification adjustments recognized in net income above              10,717            1,593           12,310
                                                                           ---------        ---------        ---------
       Total other comprehensive income                                       44,028            6,543           50,571
                                                                           ---------        ---------        ---------
     Total Comprehensive Income                                              158,975           23,623          182,598
                                                                           ---------        ---------        ---------
BALANCE, DECEMBER 31, 2002                                                 $ 627,947        $ 106,363        $ 734,310
Comprehensive Income
  Net Income                                                                  52,056            7,735           59,791
  Other Comprehensive Income
     Unrealized gain on hedging activities since beginning of period          34,484            5,125           39,609
     Reclassification adjustments recognized in net income above             (30,153)          (4,481)         (34,634)
                                                                           ---------        ---------        ---------
        Total other comprehensive income                                       4,331              644            4,975
                                                                           ---------        ---------        ---------
     Total Comprehensive Income                                               56,387            8,379           64,766
                                                                           ---------        ---------        ---------
BALANCE, DECEMBER 31, 2003                                                 $ 684,334        $ 114,742        $ 799,076
                                                                           =========        =========        =========

    The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
     CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                                    2003                2002                2001
                                                                                 ---------           ---------           ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                                                     $  59,791           $ 132,027           $  48,264
  Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                     90,792              90,430              93,835
  Cumulative effect of change in accounting principle                                 --               (58,131)               --
  (Increase) decrease in accounts receivable                                        (1,211)             48,343              55,127
  (Increase) decrease in gas inventory                                                (732)                133              (5,225)
  (Increase) decrease in unamortized property taxes                                    683              (1,730)               (415)
  (Increase) decrease in broker margin accounts and prepaid expenses                (4,778)             31,049             (26,587)
  (Increase) decrease in derivative assets                                           4,906             (20,444)               --
  (Increase) decrease in prepaid gas costs, materials and supplies                  (8,704)              1,376               8,414
  Increase (decrease) in accounts payable and accrued liabilities                     (712)              8,774             (43,704)
  Increase in gas supplier funds on deposit                                          4,517                --                  --
  Decrease in interest payable                                                      (3,377)             (3,948)             (7,082)
  Increase (decrease) in other non-current liabilities                                 311                 (24)                245
                                                                                 ---------           ---------           ---------
     Net cash provided by operating activities                                     141,486             227,855             122,872
                                                                                 ---------           ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Plant modifications and purchases of plant equipment                             (33,278)            (29,529)            (30,530)
  Maturity of restricted investment securities held-to-maturity                    601,225             377,192             538,327
  Purchase of restricted investment securities held-to-maturity                   (602,279)           (374,426)           (539,918)
                                                                                 ---------           ---------           ---------
     Net cash used in investing activities                                         (34,332)            (26,763)            (32,121)
                                                                                 ---------           ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of financing obligation                                                (93,928)           (182,084)           (155,632)
                                                                                 ---------           ---------           ---------
     Net cash used in financing activities                                         (93,928)           (182,084)           (155,632)
                                                                                 ---------           ---------           ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                13,226              19,008             (64,881)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   160,425             141,417             206,298
                                                                                 ---------           ---------           ---------
CASH AND EQUIVALENTS AT END OF PERIOD                                            $ 173,651           $ 160,425           $ 141,417
                                                                                 =========           =========           =========


    The accompanying notes are an integral part of these statements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  THE PARTNERSHIP AND ASSOCIATED RISKS

     MCV was organized to construct, own and operate a combined-cycle, gas-fired cogeneration facility (the "Facility") located in Midland, Michigan. MCV was formed on January 27, 1987, and the Facility began commercial operation in 1990.

     In 1992, MCV acquired the outstanding common stock of PVCO Corp., a previously inactive company. MCV and PVCO Corp. entered into a partnership agreement to form MCV Gas Acquisition General Partnership ("MCV GAGP") for the purpose of buying and selling natural gas on the spot market and other transactions involving natural gas activities. Currently, MCV GAGP is not actively engaged in any business activity.

     The Facility has a net electrical generating capacity of approximately 1500 MW and approximately 1.5 million pounds of process steam capacity per hour. MCV has entered into three principal energy sales agreements. MCV has contracted to (i) supply up to 1240 MW of electric capacity ("Contract Capacity") to Consumers Energy Company ("Consumers") under the Power Purchase Agreement ("PPA"), for resale to its customers through 2025, (ii) supply electricity and steam to The Dow Chemical Company ("Dow") under the Steam and Electric Power Agreement ("SEPA") through 2015 and (iii) supply steam to Dow Corning Corporation ("DCC") under the Steam Purchase Agreement ("SPA") through 2011. From time to time, MCV enters into other sales agreements for the sale of excess capacity and/or energy available above MCV's internal use and obligations under the PPA, SEPA and SPA. Results of operations are primarily dependent on successfully operating the Facility at or near contractual capacity levels and on Consumers' ability to perform its obligations under the PPA. Sales pursuant to the PPA have historically accounted for over 90% of MCV's revenues.

     The PPA permits Consumers, under certain conditions, to reduce the capacity and energy charges payable to MCV and/or to receive refunds of capacity and energy charges paid to MCV if the Michigan Public Service Commission ("MPSC") does not permit Consumers to recover from its customers the capacity and energy charges specified in the PPA (the "regulatory-out" provision). Until September 15, 2007, however, the capacity charge may not be reduced below an average capacity rate of 3.77 cents per kilowatt-hour for the available Contract Capacity notwithstanding the "regulatory-out" provision. Consumers and MCV are required to support and defend the terms of the PPA.

     The Facility is a qualifying cogeneration facility ("QF") originally certified by the Federal Energy Regulatory Commission ("FERC") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). In order to maintain QF status, certain operating and efficiency standards must be maintained on a calendar-year basis and certain ownership limitations must be met. In the case of a topping-cycle generating plant such as the Facility, the applicable operating standard requires that the portion of total energy output that is put to some useful purpose other than facilitating the production of power (the "Thermal Percentage") be at least 5%. In addition, the Facility must achieve a PURPA efficiency standard (the sum of the useful power output plus one-half of the useful thermal energy output, divided by the energy input (the "Efficiency Percentage")) of at least 45%. If the Facility maintains a Thermal Percentage of 15% or higher, the required Efficiency Percentage is reduced to 42.5%. Since 1990, the Facility has achieved the app licable Thermal and Efficiency Percentages. For the twelve months ended December 31, 2003, the Facility achieved a Thermal Percentage of 21.0% and an Efficiency Percentage of 47.4%. The loss of QF status could, among other things, cause the Facility to lose its rights under PURPA to sell power to Consumers at Consumers' "avoided cost" and subject the Facility to additional federal and state regulatory requirements. MCV believes that the Facility will meet the required Thermal Percentage and the corresponding Efficiency Percentage in 2003 and beyond, as well as the PURPA ownership limitations.

     The Facility is wholly dependent upon natural gas for its fuel supply and a substantial portion of the Facility's operating expenses consist of the costs of natural gas. MCV recognizes that its existing gas contracts are not sufficient to satisfy the anticipated gas needs over the term of the PPA and, as such, no assurance can be given as to the availability or price of natural gas after the expiration of the existing gas contracts. In addition, to the extent that the costs associated with production of electricity rise faster than the energy charge payments, MCV's financial performance will be negatively affected. The extent of such impact will depend upon the

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

     amount of the average energy charge payable under the PPA, which is based upon costs incurred at Consumers' coal-fired plants and upon the amount of energy scheduled by Consumers for delivery under the PPA. However, given the unpredictability of these factors, the overall economic impact upon MCV of changes in energy charges payable under the PPA and in future fuel costs under new or existing contracts cannot accurately be predicted.

     At both the state and federal level, efforts continue to restructure the electric industry. A significant issue to MCV is the potential for future regulatory denial of recovery by Consumers from its customers of above market PPA costs Consumers pays MCV. At the state level, the MPSC entered a series of orders from June 1997 through February 1998 (collectively the "Restructuring Orders"), mandating that utilities "wheel" third-party power to the utilities' customers, thus permitting customers to choose their power provider. MCV, as well as others, filed an appeal in the Michigan Court of Appeals to protect against denial of recovery by Consumers of PPA charges. The Michigan Court of Appeals found that the Restructuring Orders do not unequivocally disallow such recovery by Consumers and, therefore, MCV's issues were not ripe for appellate review and no actual controversy regarding recovery of costs could occur until 2008, at the earliest. In June 2000, the State of Michigan enacted legislation which, among other things, states that the Restructuring Orders (being voluntarily implemented by Consumers) are in compliance with the legislation and enforceable by the MPSC. The legislation provides that the rights of parties to existing contracts between utilities (like Consumers) and QFs (like MCV), including the rights to have the PPA charges recovered from customers of the utilities, are not abrogated or diminished, and permits utilities to securitize certain stranded costs, including PPA charges.

     In 1999, the U.S. District Court granted summary judgment to MCV declaring that the Restructuring Orders are preempted by federal law to the extent they prohibit Consumers from recovering from its customers any charge for avoided costs (or "stranded costs") to be paid to MCV under PURPA pursuant to the PPA. In 2001, the United States Court of Appeals ("Appellate Court") vacated the U.S. District Court's 1999 summary judgment and ordered the case dismissed based upon a finding that no actual case or controversy existed for adjudication between the parties. The Appellate Court determined that the parties' dispute is hypothetical at this time and the QFs' (including MCV) claims are premised on speculation about how an order might be interpreted by the MPSC, in the future.

     MCV continues to monitor and participate in these industry restructuring matters as appropriate, and to evaluate potential impacts on both cash flows and recoverability of the carrying value of property, plant and equipment. MCV management cannot, at this time, predict the impact or outcome of these matters.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a discussion of MCV's significant accounting policies.

     Principles of Consolidation

     The consolidated financial statements include the accounts of MCV and its wholly owned subsidiaries. All material transactions and balances among entities, which comprise MCV, have been eliminated in the consolidated financial statements.

     Revenue Recognition

     MCV recognizes revenue for the sale of variable energy and fixed energy when delivered. Capacity and other installment revenues are recognized based on plant availability or other contractual arrangements.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     Fuel Costs

     MCV's fuel costs are those costs associated with securing natural gas, transportation and storage services necessary to generate electricity and steam from the Facility. These costs are recognized in the income statement based upon actual volumes burned to produce the delivered energy. In addition, MCV engages in certain cost mitigation activities to offset the fixed charges MCV incurs for these activities. The gains or losses resulting from these activities have resulted in net gains of approximately $7.7 million, $3.9 million and $5.5 million for the years ended 2003, 2002 and 2001, respectively. These net gains are reflected as a component of fuel costs.

     In July 2000, in response to rapidly escalating natural gas prices and since Consumers electric rates were frozen, MCV entered into transactions with Consumers whereby Consumers agreed to reduce MCV's dispatch level and MCV agreed to share with Consumers the savings realized by not having to generate electricity ("Dispatch Mitigation"). For the years ended 2003, 2002 and 2001, MCV estimates that Dispatch Mitigation resulted in net savings of approximately $13.0 million, $2.5 million and $7.6 million, respectively, a portion of which will be realized in reduced maintenance expenditures in future years.

     Subsequently, on January 1, 2004, Dispatch Mitigation ceased and Consumers began dispatching MCV pursuant to the 915 MW Settlement and the 325 MW Settlement "availability caps" provision (i.e., minimum dispatch of 1100 MW on- and off-peak ("Forced Dispatch")). On February 12, 2004, MCV and Consumers entered into a Resource Conservation Agreement ("RCA") which, among other things, provides that Consumers will economically dispatch MCV, if certain conditions are met. Such dispatch is expected to reduce electric production from what would have occurred under the Forced Dispatch, as well as decrease gas consumption by MCV. The RCA provides that Consumers has a right of first refusal to purchase, at market prices, the gas conserved under the RCA. The RCA further provides for the parties to enter into another agreement implementing the terms of the RCA including the sharing of savings realized by not having to generate electricity. The RCA is subject to MPSC approval and MCV and Consumers must accept the terms of the MPSC order as a condition precedent to the RCA becoming effective. The MPSC has not yet acted upon Consumers' application for approval of the RCA. MCV cannot predict the outcome of the MPSC proceedings necessary to effectuate the RCA.

     Inventory

     MCV's inventory of natural gas is stated at the lower of cost or market, and valued using the last-in, first-out ("LIFO") method. Inventory includes the costs of purchased gas, variable transportation and storage. The amount of reserve to reduce inventories from first-in, first-out ("FIFO") basis to the LIFO basis at December 31, 2003 and 2002, was $8.4 million and $7.4 million, respectively. Inventory cost, determined on a FIFO basis, approximates current replacement cost.

     Materials and Supplies

     Materials and supplies are stated at the lower of cost or market using the weighted average cost method. The majority of MCV's materials and supplies are considered replacement parts for MCV's Facility.

     Depreciation

     Original plant, equipment and pipeline were valued at cost for the constructed assets and at the asset transfer price for purchased and contributed assets, and are depreciated using the straight-line method over an estimated useful life of 35 years, which is the term of the PPA, except for the hot gas path components of the GTGs which are primarily being depreciated over a 25-year life. Plant construction and additions, since commercial operations in 1990, are depreciated using the straight-line method over the remaining life of the plant which currently is 22 years. Major renewals and replacements, which extend the useful life of plant and equipment

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     are capitalized, while maintenance and repairs are expensed when incurred. Major equipment overhauls are capitalized and amortized to the next equipment overhaul. Personal property is depreciated using the straight-line method over an estimated useful life of 5 to 15 years. The cost of assets and related accumulated depreciation are removed from the accounts when sold or retired, and any resulting gain or loss reflected in operating income.

     Federal Income Tax

     MCV is not subject to Federal or State income taxes. Partnership earnings are taxed directly to each individual partner.

     Statement of Cash Flows

     All liquid investments purchased with a maturity of three months or less at time of purchase are considered to be current cash equivalents.

     Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents and short-term investments approximate fair value because of the short maturity of these instruments. MCV's short-term investments, which are made up of investment securities held-to-maturity, as of December 31, 2003 and December 31, 2002 have original maturity dates of approximately one year or less. The unique nature of the negotiated financing obligation discussed in Note 6 makes it unnecessary to estimate the fair value of the Owner Participants' underlying debt and equity instruments supporting such financing obligation, since SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" does not require fair value accounting for the lease obligation.

     Accounting for Derivative Instruments and Hedging Activities

     Effective January 1, 2001, MCV adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was issued in June 1998 and then amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An amendment of FASB Statement No. 133" and SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activity (collectively referred to as "SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges in some cases allows a derivative's gains and losses to offset related results on the hedged item in the income statement or permits recognition of the hedge results in other comprehensive income, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     Electric Sales Agreements

     MCV believes that its electric sales agreements currently do not qualify as derivatives under SFAS No. 133, due to the lack of an active energy market (as defined by SFAS No. 133) in the State of Michigan and the transportation cost to deliver the power under the contracts to the closest active energy market at the Cinergy hub in Ohio and as such does not record the fair value of these contracts on its balance sheet. If an active energy market emerges, MCV intends to apply the normal purchase, normal sales exception under SFAS No. 133 to its electric sales agreements, to the extent such exception is applicable.

     Forward Foreign Exchange Contracts

     An amended service agreement was entered into between MCV and Alstom Power Company ("Alstom") (the "Amended Service Agreement"), under which Alstom will provide hot gas path parts for MCV's twelve

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

     gas turbines. The payments due to Alstom under the Amended Service Agreement are adjusted annually based on the U.S. dollar to Swiss franc currency exchange rate.

     To manage this currency exchange rate risk and hedge against adverse currency fluctuations impacting the payments under the Amended Service Agreement, MCV maintained a foreign currency hedging program whereby MCV periodically entered into forward purchase contracts for Swiss francs. Under SFAS No. 133, the forward foreign currency exchange contracts qualified as fair value hedges, since they hedged the identifiable foreign currency commitment of the Amended Service Agreement. As of December 31, 2003, MCV did not have any such transactions outstanding and does not anticipate any future transactions since the Alstom Agreement is expected to be terminated in the near future. As of December 31, 2002, MCV had a forward purchase contract involving Swiss francs in the notional amount of $5.0 million. This hedge was considered highly effective, therefore, there was no material gain or loss recognized in earnings during the twelve months ended December 31, 2002.

     Natural Gas Supply Contracts

     MCV management believes that its long-term natural gas contracts which do not contain volume optionality qualify under SFAS No. 133 for the normal purchases and normal sales exception. Therefore, these contracts are currently not recognized at fair value on the balance sheet.

     The FASB issued DIG Issue C-16, which became effective April 1, 2002, regarding natural gas commodity contracts that combine an option component and a forward component. This guidance requires either that the entire contract be accounted for as a derivative or the components of the contract be separated into two discrete contracts. Under the first alternative, the entire contract considered together would not qualify for the normal purchases and sales exception under the revised guidance. Under the second alternative, the newly established forward contract could qualify for the normal purchases and sales exception, while the option contract would be treated as a derivative under SFAS No. 133 with changes in fair value recorded through earnings. At April 1, 2002, MCV had nine long-term gas contracts that contained both an option and forward component. As such, they were no longer accounted for under the normal purchases and sales exception and MCV began mark-to-market accounting of these nine contracts through earnings. Based on the natural gas prices, at the beginning of April 2002, MCV recorded a $58.1 million gain for the cumulative effect of this accounting change. During the fourth quarter of 2002, MCV removed the option component from three of the nine long-term gas contracts, which should reduce some of the earnings volatility. Since April 2002, MCV has recorded an additional mark-to-market gain of $16.9 million for these gas contracts for a cumulative mark-to-market gain through December 31, 2003 of $75.0 million, which will reverse over the remaining life of these gas contracts, ranging from 2004 to 2007.

     For the twelve months ended December 31, 2003, MCV recorded in "Fuel costs" a $5.0 million net mark-to-market loss in earnings associated with these contracts. In addition, as of December 31, 2003 and December 31, 2002, MCV recorded "Derivative assets" in Current Assets in the amount of $56.9 million and $48.9 million, respectively, and for the same periods recorded "Derivative assets" in Other Assets in the amount of $18.1 million and $31.0 million, respectively, representing the mark-to-market gain on these long-term natural gas contracts.

     Natural Gas Supply Futures and Options

     To manage market risks associated with the volatility of natural gas prices, MCV maintains a gas hedging program. MCV enters into natural gas futures and option contracts in order to hedge against unfavorable changes in the market price of natural gas in future months when gas is expected to be needed. These financial instruments are being utilized principally to secure anticipated natural gas requirements necessary for projected electric and steam sales, and to lock in sales prices of natural gas previously obtained in order to optimize MCV's existing gas supply, storage and transportation arrangements.

     These financial instruments are derivatives under SFAS No. 133 and the contracts that are utilized to secure the anticipated natural gas requirements necessary for projected electric and steam sales qualify as cash flow

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     hedges under SFAS No. 133, since they hedge the price risk associated with the cost of natural gas. MCV also engages in cost mitigation activities to offset the fixed charges MCV incurs in operating the Facility. These cost mitigation activities include the use of futures and options contracts to purchase and/or sell natural gas to maximize the use of the transportation and storage contracts when it is determined that they will not be needed for Facility operation. Although these cost mitigation activities do serve to offset the fixed monthly charges, these cost mitigation activities are not considered a normal course of business for MCV and do not qualify as hedges under SFAS No. 133. Therefore, the resulting mark-to-market gains and losses from cost mitigation activities are flowed through MCV's earnings.

     Cash is deposited with the broker in a margin account at the time futures or options contracts are initiated. The change in market value of these contracts requires adjustment of the margin account balances. The margin account balance as of December 31, 2003 and December 31, 2002 was recorded as a current asset in "Broker margin accounts and prepaid expenses," in the amount of $4.1 million and $.8 million, respectively.

     For the twelve months ended December 31, 2003, MCV has recognized in other comprehensive income, an unrealized $5.0 million increase on the futures contracts, which are hedges of forecasted purchases for plant use of market priced gas. This resulted in a net $31.3 million gain in other comprehensive income as of December 31, 2003. This balance represents natural gas futures and options with maturities ranging from January 2004 to December 2007, of which $21.8 million of this gain is expected to be reclassified into earnings within the next twelve months. MCV also has recorded, as of December 31, 2003, a $29.9 million current derivative asset in "Derivative assets," representing the mark-to-market gain on natural gas futures for anticipated projected electric and steam sales accounted for as hedges. In addition, for the twelve months ended December 31, 2003, MCV has recorded a net $35.0 million gain in earnings included in fuel costs from hedging activities related to MCV natural gas requirements for Facility operations and a net $1.0 million gain in earnings from cost mitigation activities. For the twelve months ended December 31, 2002, MCV recognized an unrealized $50.6 million increase in other comprehensive income on the futures contracts, which are hedges of forecasted purchases for plant use of market priced gas, resulting in a $26.3 million gain balance in other comprehensive income as of December 31, 2002. As of December 31, 2002, MCV had recorded a $24.9 million current derivative asset in "Derivative assets." For the twelve months ended December 31, 2002, MCV had recorded a net $12.2 million loss in earnings from hedging activities related to MCV natural gas requirements for Facility operations and a net $.4 million gain in earnings from cost mitigation activities.

     Interest Rate Swaps

     To manage the effects of interest rate volatility on interest income while maximizing return on permitted investments, MCV established an interest rate hedging program. The notional amounts of the hedges are tied directly to MCV's anticipated cash investments, without physically exchanging the underlying notional amounts. Cash is deposited with the broker in a margin account at the time the interest rate swap transactions are initiated. The change in market value of these contracts may require further adjustment of the margin account balance. The margin account balance at December 31, 2002, of approximately $25,000, which was recorded as a current asset in "Broker margin accounts and prepaid expenses," was returned to MCV during the month of January 2003 since MCV currently does not have any outstanding interest rate swap transactions.

     As of December 31, 2002, MCV had one interest rate swap, with a notional amount of $20.0 million with a period of performance that extended to December 1, 2002, which did not qualify as a hedge under SFAS No. 133. The gains and losses on this swap were recorded currently in earnings. For the twelve months ended December 31, 2002, MCV recorded an immaterial loss in earnings.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     Reclassification

     Certain prior period amounts have been reclassified to conform to the current year financial statement presentation.

     New Accounting Standards

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This SFAS amends SFAS No. 133 for decisions made (1) as part of the Derivative Implementations Group process that effectively required amendments to SFAS No. 133, (2) for other Financial Accounting Standards Board projects dealing with financial instruments and (3) for implementation issues raised in relation to the application of this definition of a derivative. The changes in this SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly, which will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This standard is effective for contracts entered into or modified after June 30, 2003, with some exceptions. MCV has adopted this standard and does not expect the application to materially affect its financial position or results of operations.

(3)  RESTRICTED INVESTMENT SECURITIES HELD-TO-MATURITY

     Non-current restricted investment securities held-to-maturity have carrying amounts that approximate fair value because of the short maturity of these instruments and consist of the following at December 31 (in thousands):


                                                                                 2003        2002
                                                                              ----------  ----------
          Funds restricted for rental payments pursuant to the
              Overall Lease Transaction                                       $  137,296  $  136,554
          Funds restricted for management non-qualified plans                      2,459       2,147
                                                                              ----------  ----------
          Total                                                               $  139,755  $  138,701
                                                                              ==========  ==========


(4) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES Accounts payable and accrued liabilities consist of the following at December 31 (in thousands):


                                                                                  2003       2002
                                                                               ---------- ----------
          Accounts payable
            Related parties                                                    $    7,386 $   12,224
            Trade creditors                                                        34,786     27,935
          Property and single business taxes                                       12,548     14,842
          Other                                                                     2,648      3,079
                                                                               ---------- ----------
          Total                                                                $   57,368 $   58,080
                                                                               ========== ==========

(5) GAS SUPPLIER FUNDS ON DEPOSIT Pursuant to individual gas contract terms with counterparties, deposit amounts may be required by one party to the other based upon the net amount of exposure. The net amount of exposure will vary with changes in market prices, credit provisions and various other factors. Collateral paid or received will be posted by one party to

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     the other based upon the net amount of exposure. The net amount of exposure will vary with changes in market prices, credit provisions and various other factors. Collateral paid or received will be posted by one party to the other based on the net amount of the exposure. Interest is earned on funds on deposit. As of December 31, 2003 MCV was not supplying any credit support in the form of cash or letters of credit. As of December 31, 2003 MCV was holding $4.5 million of cash on deposit and letters of credit totaling $116.6 million from two gas suppliers as collateral support. (6) LONG-TERM DEBT Long-term debt consists of the following at December 31 (in thousands):


                                                                                     2003              2002
                                                                                --------------    -------------
          Financing obligation, maturing through 2015, payable in semi-
             annual installments of principal and interest, collateralized by
             property, plant and equipment                                      $   1,153,221     $   1,247,149
          Less current portion                                                       (134,576)          (93,928)
                                                                                -------------     -------------
          Total long-term debt                                                  $   1,018,645     $   1,153,221
                                                                                =============     =============

Financing Obligation

In June 1990, MCV obtained permanent financing for the Facility by entering into sale and leaseback agreements ("Overall Lease Transaction") with a lessor group, related to substantially all of MCV's fixed assets. Proceeds of the financing were used to retire borrowings outstanding under existing loan commitments, make a capital distribution to the Partners and retire a portion of notes issued by MCV to MEC Development Corporation ("MDC") in connection with the transfer of certain assets by MDC to MCV. In accordance with SFAS No. 98, "Accounting For Leases," the sale and leaseback transaction has been accounted for as a financing arrangement.

The financing obligation
utilizes the effective interest rate method, which is based on the minimum lease payments required through the end of the basic lease term of 2015 and management's estimate of additional anticipated obligations after the end of the basic lease term. The effective interest rate during the remainder of the basic lease term is approximately 9.4%.

Under the terms of the Overall Lease
Transaction, MCV sold undivided interests in all of the fixed assets of the Facility for approximately $2.3 billion, to five separate owner trusts ("Owner Trusts") established for the benefit of certain institutional investors ("Owner Participants"). U.S. Bank National Association (formerly known as State Street Bank and Trust Company) serves as owner trustee ("Owner Trustee") under each of the Owner Trusts, and leases undivided interests in the Facility on behalf of the Owner Trusts to MCV for an initial term of 25 years. CMS Midland Holdings Company ("CMS Holdings"), currently a wholly owned subsidiary of Consumers, acquired a 35% indirect equity interest in the Facility through its purchase of an interest in one of the Owner Trusts.

The Overall Lease Transaction requires
MCV to achieve certain rent coverage ratios and other financial tests prior to a distribution to the Partners. Generally, these financial tests become more restrictive with the passage of time. Further, MCV is restricted to making permitted investments and incurring permitted indebtedness as specified in the Overall Lease Transaction. The Overall Lease Transaction also requires filing of certain periodic operating and financial reports, notification to the lessors of events constituting a material adverse change, significant litigation or governmental investigation, and change in status as a qualifying facility under FERC proceedings or court decisions, among others. Notification and approval is required for plant modification, new business activities, and other significant changes, as defined. In addition,

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

MCV has agreed to indemnify various parties to the sale and leaseback transaction against any expenses or environmental claims asserted, or certain federal and state taxes imposed on the Facility, as defined in the Overall Lease Transaction.

Under the terms of the Overall Lease Transaction and refinancing of the tax-exempt bonds, approximately $25.0 million of transaction costs were a liability of MCV and have been recorded as a deferred cost. Financing costs incurred with the issuance of debt are deferred and amortized using the interest method over the remaining portion of the 25-year lease term. Deferred financing costs of approximately $1.4 million, $1.5 million and $1.7 million were amortized in the years 2003, 2002 and 2001, respectively. Interest and fees incurred related to long-term debt arrangements during 2003, 2002 and 2001 were $111.9 million, $118.3 million and $124.6 million, respectively.

Interest and fees paid during 2003, 2002 and 2001 were $115.4 million, $122.1 million and $131.7 million, respectively. Minimum payments due under these long-term debt arrangements over the next five years are (in thousands):


                                    PRINCIPAL          INTEREST           TOTAL
                                    -------------    -----------      ----------
                      2004          $134,576          $108,233          $242,809
                      2005            76,547            97,836           174,383
                      2006            63,459            92,515           155,974
                      2007            62,916            87,988           150,904
                      2008            67,753            83,163           150,916
                                    --------          --------          --------
                                    $405,251          $469,735          $874,986
                                    ========          ========          ========

Revolving Credit Agreement

MCV has also entered into a working capital line ("Working Capital Facility"), which expires August 29, 2004. Under the terms of the existing agreement, MCV can borrow up to the $50 million commitment, in the form of short-term borrowings or letters of credit collateralized by MCV's natural gas inventory and earned receivables. At any given time, borrowings and letters of credit are limited by the amount of the borrowing base, defined as 90% of earned receivables and 50% of natural gas inventory, capped at $15 million. During 2003, MCV did not utilize the Working Capital Facility. At December 31, 2003, MCV had no outstanding borrowings or letters of credit.

Intercreditor Agreement

MCV has also entered into an Intercreditor Agreement with the Owner Trustee, Working Capital Lender, U.S. Bank National Association as Collateral Agent ("Collateral Agent") and the Senior and Subordinated Indenture Trustees. Under the terms of this agreement, MCV is required to deposit all revenues derived from the operation of the Facility with the Collateral Agent for purposes of paying operating expenses and rent. In addition, these funds are required to pay construction modification costs and to secure future rent payments. As of December 31, 2003, MCV has deposited $137.3 million into the reserve account. The reserve account is to be maintained at not less than $40 million nor more than $137 million (or debt portion of next succeeding basic rent payment, whichever is greater). Excess funds in the reserve account are periodically transferred to MCV. This agreement also contains provisions governing the distribution of revenues and rents due under the Overall Lease Transaction, and establishes the priority of payment among the Owner Trusts, creditors of the Owner Trusts, creditors of MCV and the Partnership.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

(7) COMMITMENTS AND OTHER AGREEMENTS

    MCV has entered into numerous commitments and other agreements related to the Facility. Principal agreements are summarized as follows: Power Purchase Agreement

    MCV and Consumers have executed the PPA for the sale to Consumers of a minimum amount of electricity, subject to the capacity requirements of Dow and any other permissible electricity purchasers. Consumers has the right to terminate and/or withhold payment under the PPA if the Facility fails to achieve certain operating levels or if MCV fails to provide adequate fuel assurances. In the event of early termination of the PPA, MCV would have a maximum liability of approximately $270 million if the PPA were terminated in the 12th through 24th years. The term of this agreement is 35 years from the commercial operation date and year-to-year thereafter.

    Steam and Electric Power Agreement

    MCV and Dow executed the SEPA for the sale to Dow of certain minimum amounts of steam and electricity for Dow's facilities.

    If the SEPA is terminated, and Consumers does not fulfill MCV's commitments as provided in the Backup Steam and Electric Power Agreement, MCV will be required to pay Dow a termination fee, calculated at that time, ranging from a minimum of $60 million to a maximum of $85 million. This agreement provides for the sale to Dow of steam and electricity produced by the Facility for terms of 25 years and 15 years, respectively, commencing on the commercial operation date and year-to-year thereafter.

    Steam Purchase Agreement

    MCV and DCC executed the SPA for the sale to DCC of certain minimum amounts of steam for use at the DCC Midland site. Steam sales under the SPA commenced in July 1996. Termination of this agreement, prior to expiration, requires the terminating party to pay to the other party a percentage of future revenues, which would have been realized had the initial term of 15 years been fulfilled. The percentage of future revenues payable is 50% if termination occurs prior to the fifth anniversary of the commercial operation date and 33-1/3% if termination occurs after the fifth anniversary of this agreement. The term of this agreement is 15 years from the commercial operation date of steam deliveries under the contract and year-to-year thereafter. Gas Supply Agreements

    MCV has entered into gas purchase agreements with various producers for the supply of natural gas. The current contracted volume totals 227,561 MMBtu per day annual average for 2004. As of January 1, 2004, gas contracts with U.S. suppliers provide for the purchase of 149,423 MMBtu per day while gas contracts with Canadian suppliers provide for the purchase of 78,138 MMBtu per day. Some of these contracts require MCV to pay for a minimum amount of natural gas per year, whether or not taken. The estimated minimum commitments under these contracts based on current long term prices for gas for the years 2004 through 2008 are $267.3 million, $338.6 million, $344.1 million, $340.4 million and $283.9 million, respectively. A portion of these payments may be utilized in future years to offset the cost of quantities of natural gas taken above the minimum amounts. Gas Transportation Agreements

    MCV has entered into firm natural gas transportation agreements with various pipeline companies. These agreements require MCV to pay certain reservation charges in order to reserve the transportation capacity.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

    MCV incurred reservation charges in 2003, 2002 and 2001, of $34.8 million, $35.1 million and $36.2 million, respectively. The estimated minimum reservation charges required under these agreements for each of the years 2004 through 2008 are $34.9 million, $33.8 million, $30.0 million, $21.6 million and $21.6 million, respectively. These projections are based on current commitments.

    Gas Turbine Service Agreement

    MCV entered into a Service Agreement, as amended, with Alstom, which commenced on January 1, 1990 and was set to expire upon the earlier of the completion of the sixth series of major GTG inspections or December 31, 2009. Under the terms of this agreement, Alstom sold MCV an initial inventory of spare parts for the GTGs and provides qualified service personnel and supporting staff to assist MCV, to perform scheduled inspections on the GTGs, and to repair the GTGs at MCV's request. Upon termination of the Service Agreement (except for nonperformance by Alstom), MCV must pay a cancellation payment. MCV and Alstom amended the Service Agreement, effective December 31, 1993, to include the supply of hot gas path parts. Under the amended Service Agreement, Alstom provides hot gas path parts for MCV's twelve gas turbines through the fourth series of major GTG inspections, which were completed in 2002. In January 1998, MCV and Alstom amended the length of the amended Service Agreement to extend through the sixth series of major GTG inspections, which are expected to be completed by year end 2008, for a lump sum fixed price covering the entire term of the amended Service Agreement of $266.5 million (in 1993 dollars, which is adjusted based on exchange rates and Swiss inflation indices), payable on the basis of operating hours as they occur over the same period. MCV has made payments totaling approximately $200.7 million under this amended Service Agreement through December 31, 2003.

    MCV signed a new maintenance service and parts agreement with General Electric International, Inc. ("GEII"), effective December 31, 2002 ("GEII Agreement"). GEII will provide maintenance services and hot gas path parts for MCV's twelve GTG's. Under terms and conditions similar to the MCV/Alstom Service Agreement, as described above the GEII Agreement will cover four rounds of major GTG inspections, which are expected to be completed by the year 2015, at a savings to MCV as compared to the Service Agreement with Alstom. The GEII Agreement is expected to replace the current Alstom Service Agreement commencing July 1, 2004. The GEII Agreement can be terminated by either party for cause or convenience. Should termination for convenience occur, a buy out amount will be paid by the terminating party with payments ranging from approximately $19.0 million to $.9 million, based upon the number of operating hours utilized since commencement of the GEII Agreement.

    MCV terminated the Alstom Service Agreement in February 2004, for cause and therefore does not owe the approximately $5.8 million termination payment to Alstom. MCV has a claim against Alstom for approximately $3.0 million for adjustments due to reduced equivalent operating hours experienced under the Service Agreement, that was paid by MCV and a claim against Alstom for one set of hot gas path spare parts (valued within a range of $3.0 million to $7.0 million). These matters may be disputed by Alstom and other disputes may arise. MCV will seek final resolution of all claims that may arise between the parties. At this time, MCV has not recognized any liability to or receivable from Alstom in connection with these claims or termination. Steam Turbine Service Agreement

    MCV entered into a nine year Steam Turbine Maintenance Agreement with General Electric Company effective January 1, 1995, which is designed to improve unit reliability, increase availability and minimize unanticipated maintenance costs. In addition, this contract includes performance incentives and penalties, which are based on the length of each scheduled outage and the number of forced outages during a calendar year. Effective February 1, 2004, MCV and GE amended this contract to extend its term through August 31, 2007. MCV will continue making monthly payments over the life of the contract, which will total

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

    $22.3 million (subject to escalation based on defined indices). The parties have certain termination rights without incurring penalties or damages for such termination. Upon termination, MCV is only liable for payment of services rendered or parts provided prior to termination. Site Lease

    In December 1987, MCV leased the land on which the Facility is located from Consumers ("Site Lease"). MCV and Consumers amended and restated the Site Lease to reflect the creation of five separate undivided interests in the Site Lease as of June 1, 1990. Pursuant to the Overall Lease Transaction, MCV assigned these undivided interests in the Site Lease to the Owner Trustees, which in turn subleased the undivided interests back to MCV under five separate site subleases. The Site Lease is for a term which commenced on December 29, 1987, and ends on December 31, 2035, including two renewal options of five years each. The rental under the Site Lease is $.6 million per annum, including the two five-year renewal terms.

    Gas Turbine Generator Compressor Blade Agreement

    MCV entered into an agreement with MTS Machinery Tools & Services AG ("MTS"), in January 2002. Under this agreement MTS redesigned and will manufacture and install new design compressor blades for MCV's twelve GTG's, which is expected to increase the overall electrical capacity and efficiency of each GTG. MCV has purchased three sets of such blades and has the option to purchase an additional nine sets. The first set of compressor blades was installed in the second quarter of 2003 for approximately $4.2 million. At this time, an additional two sets have been ordered at a cost of $4.1 million.

(8) PROPERTY TAXES

    In 1997, MCV filed a property tax appeal against the City of Midland at the Michigan Tax Tribunal contesting MCV's 1997 property taxes. Subsequently, MCV filed appeals contesting its property taxes for tax years 1998 through 2003 at the Michigan Tax Tribunal. A trial was held for tax years 1997 - 2000. The appeals for tax years 2001-2003 are being held in abeyance. On January 23, 2004, the Michigan Tax Tribunal issued its decision in MCV's tax appeal against the City of Midland for tax years 1997 through 2000. MCV management has estimated that the decision will result in a refund to MCV for the tax years 1997 through 2000 of approximately $29 million in taxes plus $7 million of interest. The decision is subject to reconsideration at the Tribunal and may be appealed to the Michigan Appellate Court and Michigan Supreme Court. The City of Midland has filed a motion for reconsideration at the Michigan Tax Tribunal, asking the Tribunal to make certain technical corrections, as well as substantive changes to the decision. MCV has opposed this motion. MCV management cannot predict the outcome of these further legal proceedings. MCV has not recognized any of the above stated refunds (net of approximately $15.5 million of deferred expenses) in earnings at this time.

(9) RETIREMENT BENEFITS

    Postretirement Health Care Plans

    In 1992, MCV established defined cost postretirement health care plans ("Plans") that cover all full-time employees, excluding key management. The Plans provide health care credits, which can be utilized to purchase medical plan coverage and pay qualified health care expenses. Participants become eligible for the benefits if they retire on or after the attainment of age 65 or upon a qualified disability retirement, or if they have 10 or more years of service and retire at age 55 or older. The Plans granted retroactive benefits for all employees hired prior to January 1, 1992. This prior service cost has been amortized to expense over a five

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

year period. MCV annually funds the current year service and interest cost as well as amortization of prior service cost to both qualified and non-qualified trusts. The MCV accounts for retiree medical benefits in accordance with SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." This standard required the full accrual of such costs during the years that the employee renders service to the MCV until the date of full eligibility. The accumulated benefit obligation of the Plans were $3.3 million at December 31, 2003 and $2.7 million at December 31, 2002. The measurement date of these Plans was December 31, 2003.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. At this time, because of various uncertainties related to this legislation and the appropriate accounting methodology, MCV has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require MCV to change previously reported information. This deferral election is permitted under SFAS 106-1.

The following table reconciles the change in the Plans' benefit obligation and change in Plan assets as reflected on the balance sheet as of December 31 (in thousands):


                                                            2003          2002
                                                         --------      --------
Change in benefit obligation:
Benefit obligation at beginning of year                  $  2,741.9    $  2,405.1
Service cost                                                  212.5         197.3
Interest cost                                                 178.2         188.7
Actuarial gain (loss)                                         147.4         (44.6)
Benefits paid during year                                      (4.0)         (4.6)
                                                         --------      --------
Benefit obligation at end of year                           3,276.0       2,741.9
                                                         --------      --------
Change in Plan assets:
Fair value of Plan assets at beginning of year              2,045.8       2,088.0
Actual return on Plan assets                                  527.5        (270.9)
Employer contribution                                         257.5         233.3
Benefits paid during year                                      (4.0)         (4.6)
                                                         --------      --------
Fair value of Plan assets at end of year                    2,826.8       2,045.8
                                                         --------      --------
Unfunded (funded) status                                      449.2         696.1
Unrecognized prior service cost                              (170.3)       (184.6)
Unrecognized net gain (loss)                                 (278.9)       (511.5)
                                                         --------      --------
Accrued benefit cost                                     $   --        $   --
                                                         ========      ========

Net periodic postretirement health care cost for years ending December 31, included the following components (in thousands):


                                                     2003       2002       2001
                                                   --------   --------   --------
Components of net periodic benefit cost:
Service cost                                       $  212.5   $  197.3   $  173.5
Interest cost                                         178.2      188.7      142.9
Expected return on Plan assets                       (163.7)    (167.0)    (171.3)
Amortization of unrecognized net (gain)
or loss                                                30.5       14.3      (12.6)
                                                   ------     ------     ------
Net periodic benefit cost                          $  257.5   $  233.3   $  132.5
                                                   ======     ======     ======

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):


                                                  1-PERCENTAGE-POINT   1-PERCENTAGE-POINT
                                                      INCREASE             DECREASE
                                                      --------             --------
Effect on total of service and
interest cost components                             $   48.6             $   41.8
Effect on postretirement
benefit obligation                                   $  358.1             $  310.9

Assumptions used in accounting for the Post-Retirement Health Care Plan were as follows:


                                                        2003       2002       2001
                                                        ----       ----       ----
Discount rate                                           6.00%      6.75%      7.25%
Long-term rate of return on Plan
assets                                                  8.00%      8.00%      8.00%
Inflation benefit amount
      1998 through 2004                                 0.00%      0.00%      0.00%
      2005 and later years                              4.00%      4.00%      4.00%

The long-term rate of return on Plan assets is established based on MCV's expectations of asset returns for the investment mix in its Plan (with some reliance on historical asset returns for the Plans). The expected returns for various asset categories are blended to derive one long-term assumption. Plan Assets. Citizens Bank has been appointed as trustee ("Trustee") of the Plan. The Trustee serves as investment consultant, with the responsibility of providing financial information and general guidance to the MCV Benefits Committee. The Trustee shall invest the assets of the Plan in the separate investment options in accordance with instructions communicated to the Trustee from time to time by the MCV Benefit Committee. The MCV Benefits Committee has the fiduciary and investment selection responsibility for the Plan. The MCV Benefits Committee consists of MCV Officers (excluding the President and Chief Executive Officer).

The MCV has a target allocation of 80% equities and 20% debt instruments. These investments emphasis total growth return, with a moderate risk level. The MCV Benefits Committee reviews the performance of the Plan investments quarterly, based on a long-term investment horizon and applicable benchmarks, with rebalancing of the investment portfolio, at the discretion of the MCV Benefits Committee.

MCV's Plan's weighted-average asset allocations, by asset category are as follows as of December 31:


                                                             2003           2002
                                                             ----           ----
Asset Category:
Cash and cash equivalents                                     11%             1%
Fixed income                                                  17%            23%
Equity securities                                             72%            76%
                                                             ---            ---
                    Total                                    100%           100%
                                                             ---            ---

Contributions. MCV expects to contribute approximately $.2 million to the Plan in 2004. Retirement and Savings Plans

MCV sponsors a defined contribution retirement plan covering all employees. Under the terms of the plan, MCV makes contributions to the plan of either five or ten percent of an employee's eligible annual compensation dependent upon the employee's age. MCV also sponsors a 401(k) savings plan for employees. Contributions and costs for this plan are based on matching an employee's savings up to a maximum level. In

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

2003, 2002 and 2001, MCV contributed $1.3 million, $1.2 million and $1.1 million, respectively under these plans.

Supplemental Retirement Benefits

MCV provides supplemental retirement, postretirement health care and excess benefit plans for key management. These plans are not qualified plans under the Internal Revenue Code; therefore, earnings of the trusts maintained by MCV to fund these plans are taxable to the Partners and trust assets are included in the assets of MCV.

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

(10) PARTNERS' EQUITY AND RELATED PARTY TRANSACTIONS The following table summarizes the nature and amount of each of MCV's Partner's equity interest, interest in profits and losses of MCV at December 31, 2003, and the nature and amount of related party transactions or agreements that existed with the Partners or affiliates as of December 31, 2003, 2002 and 2001, and for each of the twelve month periods ended December 31 (in thousands).


         BENEFICIAL OWNER, EQUITY PARTNER,
                                                                            RELATED PARTY
                                                   EQUITY                  TRANSACTIONS AND
TYPE OF PARTNER AND NATURE OF RELATED PARTY       INTEREST     INTEREST      AGREEMENTS          2003           2002          2001
------------------------------------------------------------------------------------------------------------------------------------
CMS ENERGY COMPANY
                                                                         Power purchase
CMS Midland, Inc.                                                        agreements             $513,774     $557,149      $550,477
General Partner; wholly-owned                                            Purchases under gas
subsidiary of Consumers Energy                                           transportation
Company                                                                  agreements               14,294       23,552        24,059
                                                                         Purchases under
                                                                         spot gas agreements         663        3,631         3,756
                                                                         Purchases under gas
                                                                         supply agreements         2,330       11,306        10,725
                                                                         Gas storage
                                                                         agreement                 2,563        2,563         2,563
                                                                         Land lease/easement
                                                                         agreements                  600          600           600
                                                                         Accounts receivable      40,373       44,289        48,843
                                                                         Accounts payable          1,025        3,502         4,772
                                                                         Sales under spot
                                                 $391,546        49.0%   gas agreements            3,260        1,084         7,107
                                                 ========       =====
El Paso Corporation
Source Midland Limited Partnership ("SMLP")                              Purchase under gas
General Partner; owned by subsidiaries of El                             transportation
Paso Corporation(1)                                                      agreements               13,023       12,463        13,653
                                                                         Purchases under
                                                                         spot gas agreement          610       15,655        45,130
                                                                         Purchases under gas
                                                                         supply agreement         54,308       47,136         5,912
                                                                         Gas agency                  238          365         1,989
                                                                         agreement
                                                                         Deferred
                                                                         reservation charges
                                                                         under gas purchase
                                                                         agreement                 4,728           --         7,880
                                                                         Accounts receivable          --          523            --
                                                                         Accounts payable          5,751        7,706         5,198
                                                                         Sales under spot
                                                                         gas agreements            3,474       14,007        28,451
                                                                         Partner cash
                                                                         withdrawal
                                                                         (including accrued
                                                 $139,421        18.1%   interest)(2)                 --           --        56,714
El Paso Midland, Inc. ("El Paso Midland")                                See related party
General Partner; wholly-owned subsidiary of El                           activity listed
Paso Corporation(1)                                                      under SMLP.
                                                   83,653        10.9
                                                                         See related party
                                                                         activity listed
MEI Limited Partnership ("MEI")                                          under SMLP.
    A General and Limited Partner; 50%
    interest owned by El Paso Midland,
    Inc. and 50% interest owned by
    SMLP(1)
             General Partnership Interest          69,714         9.1
             Limited Partnership Interest           6,969          .9
                                                                         See related party
                                                                         activity listed
Micogen Limited Partnership                        34,854         4.5    under SMLP.
    ("MLP") Limited Partner, owned
    subsidiaries of El Paso
    Corporation(1)
                                                 --------       ----
             Total El Paso
             Corporation                         $334,611        43.5%
                                                 ========       =====
The Dow Chemical Company
                                                                         Steam and electric
The Dow Chemical Company                                                 power agreement          36,207       29,385        33,727
                                                                         Steam purchase
                                                                         agreement - Dow
                                                                         Corning Corp
    Limited Partner                                                      (affiliate)               4,017        3,746         3,781
                                                                         Purchases under
                                                                         demineralized water
                                                                         supply agreement          6,396        6,605         6,913
                                                                         Accounts receivable       3,431        3,635         3,191
                                                                         Accounts payable            610        1,016           948
                                                                         Standby and backup
                                                                         fees                        731          734           696
                                                                         Sales of gas under
                                                 $ 72,918         7.5%   tolling agreement            --        6,442            --
                                                 ========       =====
Alanna Corporation
Alanna Corporation                                                       Note receivable               1            1             1
    Limited Partner; wholly-owned
    subsidiary of Alanna Holdings
    Corporation                                  $      1(3)  .00001%
                                                 ========       ====


Footnotes to Partners' Equity and Related Party Transactions

(1) On January 29, 2001, El Paso Corporation ("El Paso") announced that it had completed its merger with The Coastal Corporation ("Coastal"). Coastal was the previous parent company of El Paso Midland (formerly known as Coastal Midland, Inc.), SMLP, MLP and, through SMLP, MEI. After the merger, Coastal became a wholly-owned subsidiary of El Paso and has changed its name to El Paso CGP Company.

(2) A letter of credit has been issued and recorded as a note receivable from El Paso Midland, this amount includes their share of cash available, as well as, cash available to MEI, MLP and SMLP.

(3) Alanna's capital stock is pledged to secure MCV's obligation under the lease and other overall lease transaction documents.

                            SUPPLEMENTAL INFORMATION

Supplemental information is to be furnished with reports filed pursuant to
Section 15 (d) of the Act by registrants, which have not registered securities pursuant to Section 12 of the Act. No such annual report or proxy statement has been sent to security holders.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MIDLAND COGENERATION VENTURE
                                        LIMITED PARTNERSHIP

Date: March 1, 2004                     By /s/ James M. Kevra
                                           -------------------------------
                                                     James M. Kevra
                                          President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

         SIGNATURE                                    TITLE                        DATE
         ---------                                    -----                        ----
/s/ James M. Kevra                    President and Chief Executive Officer    March 1, 2004
-----------------------------         (Principal Executive Officer)
James M. Kevra


/s/ James M. Rajewski                 Chief Financial Officer, Vice President  March 1, 2004
-----------------------------         and Controller (Principal Accounting
James M. Rajewski                     Officer)


/s/ John J. O'Rourke                  Chairman, Management Committee           March 1, 2004
-----------------------------
John J. O'Rourke


/s/ David W. Joos                     Member, Management Committee             March 1, 2004
-----------------------------
David W. Joos

================================================================================

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY, THE INITIAL PURCHASERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE NEW NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                    --------

                                TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Important Notice about Information in this
    Prospectus.......................................     2
Where You Can Find More Information..................     2
Forward-Looking Statements and Information...........     3
Summary..............................................     5
Risk Factors.........................................    17
Use of Proceeds......................................    28
Ratio of Earnings to Fixed Charges...................    28
Description of the New Notes.........................    28
Ratings..............................................    52
The Exchange Offer ..................................    52
Management's Discussion and Analysis of
    Financial Condition and Results of Operations
    for the Fiscal Year Ended December 31, 2003......    63
Our Business.........................................    96
Legal Proceedings....................................   109
Our Management.......................................   111
Affiliate Relationships and Transactions.............   120
Certain United States Federal Income Tax Consequences   121
Plan of Distribution.................................   123
Legal Opinions.......................................   124
Experts..............................................   124
Glossary.............................................   126
Index to Consolidated Financial Statements...........   131

================================================================================

                                OFFER TO EXCHANGE

                           7.75% SENIOR NOTES DUE 2010

                           WHICH HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933,
                                   AS AMENDED

                             FOR ANY AND ALL OF THE
                                   OUTSTANDING

                           7.75% SENIOR NOTES DUE 2010

                                [CMS ENERGY LOGO]

================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following resolution was adopted by the Board of Directors of CMS Energy on May 6, 1987:

            RESOLVED: That effective March 1, 1987 the Corporation shall indemnify to the full extent permitted by law every person (including the estate, heirs and legal representatives of such person in the event of the decease, incompetency, insolvency or bankruptcy of such person) who is or was a director, officer, partner, trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability, costs, expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement, incurred by or imposed upon the person in connection with or resulting from any claim or any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or of whatever nature, arising from the person's service or capacity as, or by reason of the fact that the person is or was, a director, officer, partner, trustee, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification shall not be deemed exclusive of any other rights to which the person may be entitled under statute, bylaw, agreement, vote of shareholders or otherwise.

                  CMS Energy's Bylaws provide:

            The Corporation may purchase and maintain liability insurance, to the full extent permitted by law, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity.

            Article VIII of CMS Energy's Articles of Incorporation, as amended reads:

            A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director except
      (i) for a breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(1) of the Michigan Business Corporation Act, and
      (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article VIII, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

      Article IX of CMS Energy's Articles of Incorporation, as amended reads:

            Each director and each officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Corporation. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or thereafter existing statute, any other provision of these Articles, bylaw, agreement, vote of shareholders or otherwise. If the Business Corporation Act of the State of Michigan is amended after approval by the shareholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act of the State of Michigan, as so amended. Any repeal or modification of this Article IX by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Sections 561 through 571 of the Michigan Business Corporation Act provides CMS Energy with the power to indemnify directors, officers, employees and agents against certain expenses and payments, and to purchase and maintain insurance on behalf of directors, officers, employees and agents.

      Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of CMS Energy or of CMS Energy's subsidiaries and CMS Energy's officers and directors are indemnified against such losses by reason of their being or having been directors of officers of another corporation, partnership, joint venture, trust or other enterprise at CMS Energy's request. In addition, CMS Energy has indemnified each of its present directors by contracts that contain affirmative provisions essentially similar to those in sections 561 through 571 of the Michigan Business Corporation Act cited above.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                                    EXHIBITS

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(3)(a)      333-51932         (3)(a)    --   Restated Articles of Incorporation of CMS Energy  (Form S-3 filed December 15,
                                             2000)
(3)(b)      333-45556         (3)(b)    --   By-Laws of CMS Energy  (Form S-3 filed September 11, 2000)
(3)(c)         1-5611           3(c)    --   Restated Articles of Incorporation dated May 26, 2000, of Consumers (2000 Form
                                             10-K)
(3)(d)         1-5611         (3)(d)    --   By-Laws of Consumers (1st qtr. 2003 Form 10-Q)
(4)(a)        2-65973       (b)(1)-4    --   Indenture dated as of September 1, 1945, between Consumers and Chemical Bank
                                             (successor to Manufacturers Hanover Trust Company), as Trustee, including therein indentures supplemental thereto through the Forty-third Supplemental
                                             Indenture dated as of May 1, 1979
                                        --   Indentures Supplemental thereto:
             33-41126         (4)(c)    --   68th dated as of 06/15/93
               1-5611            (4)    --   69th dated as of 09/15/93 (Form 8-K dated Sep. 21, 1993)
               1-5611         (4)(a)    --   70th dated as of 02/01/98 (1997 Form 10-K)
               1-5611         (4)(a)    --   71st dated as of 03/06/98 (1997 Form 10-K)
            333-58943         (4)(d)    --   73rd dated as of 06/15/98 (Form S-4 dated July 13, 1998)
               1-5611         (4)(b)    --   74th dated as of 10/29/98 (3rd qtr. 1998 Form 10-Q)
               1-5611         (4)(b)    --   75th dated as of 10/1/99 (1999 Form 10-K)
               1-5611         (4)(d)    --   77th dated as of 10/1/99 (1999 Form 10-K)
               1-5611           4(b)    --   79th dated as of 9/26/01 (3rd qtr 2001 10-Q)
               1-5611        4(a)(i)    --   80th dated as of 3/22/02 (2001 Form 10-K)
               1-5611         (4)(a)    --   87th dated as of 3/26/03 (1st qtr. 2003 Form 10-Q)
               1-5611         (4)(d)    --   90th dated as of 3/30/03 (1st qtr. 2003 Form 10-Q)
               1-5611         (4)(a)    --   91st dated as of 5/23/03 (3rd qtr. 2003 Form 10-Q)
               1-5611         (4)(b)    --   92nd dated as of 8/26/03 (3rd qtr. 2003 Form 10-Q)
               1-5611         (4)(c)    --   93rd dated as of 9/17/03 (3rd qtr. 2003 Form 10-Q)
           333-111220      (4)(a)(i)    --   94th dated as of 11/7/03 (Consumers Form S-4 dated December 16, 2003)
(4)(b)         1-5611         (4)(b)    --   Indenture dated as of January 1, 1996 between Consumers and The Bank of New
                                             York, as Trustee (1995 Form 10-K)
                                        --   Indentures Supplemental thereto:

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
               1-5611         (4)(b)    --   1st dated as of 01/18/96 (1995 Form 10-K)
               1-5611         (4)(a)    --   2nd dated as of 09/04/97 (3rd qtr 1997 Form 10-Q)
               1-9513         (4)(a)    --   3rd 11/04/99 (3rd qtr 1999 Form 10-Q)
(4)(c)         1-5611         (4)(c)    --   Indenture dated as of February 1, 1998 between Consumers and JPMorgan Chase
                                             (formerly "The Chase Manhattan Bank), as Trustee (1997 Form 10-K)
               1-5611         (4)(a)    --   1st dated as of 05/01/98 (1st Qtr. 1998 Form 10-Q)
            333-58943         (4)(b)    --   2nd dated as of 06/15/98
               1-5611         (4)(a)    --   3rd 10/29/98 (3rd qtr. 1998 Form 10-Q)
4(d)           1-5611         (4)(e)    --   $140 million Term Loan Agreement dated March 26, 2003 between Consumers Energy
                                             Company and the Bank/Agent, as defined therein (1st qtr. 2003 Form 10-Q)
(4)(e)       33-47629         (4)(a)    --   Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as
                                             Trustee  (Form S-3 filed May 1, 1992)
                                        --   Indentures Supplemental thereto:
            333-37241         (4)(a)    --   4th dated as of 09/26/97 (Form S-3 filed October 6, 1997)
               1-9513         (4)(d)    --   6th dated as of 01/13/98 (1997 Form 10-K)
               1-9513      (4)(d)(i)    --   7th dated as of 01/25/99 (1998 Form 10-K)
            333-48276            (4)    --   10th dated as of 10/12/00 (Form S-3 filed October 19, 2000)
            333-58686            (4)    --   11th dated as of 03/29/01 (Form S-8 filed April 11, 2001)
            333-51932         (4)(a)    --   12th dated as of 07/02/01 (Form POS AM filed August 8, 2001)
4(e)(i)        1-9513      (4)(e)(i)    --   13th dated as of 07/16/03 (2003 Form 10-K)
4(e)(ii)       1-9513     (4)(e)(ii)    --   14th dated as of 07/17/03 (2003 Form 10-K)
(4)(f)         1-9513         (4)(b)    --   Indenture between CMS Energy and JPMorgan Chase (formerly "The Chase Manhattan
                                             Bank"), as Trustee, dated as of January 15, 1994  (Form 8-K dated March 29,
                                             1994)
                                        --   Indentures Supplemental thereto:
               1-9513           (4b)    --   1st dated as of 01/20/94 (Form 8-K dated March 29, 1994)
               1-9513            (4)    --   2nd dated as of 03/19/96 (1st qtr 1996 Form 10-Q)
               1-9513     (4)(a)(iv)    --   3rd dated as of 03/17/97 (Form 8-K dated May 1, 1997)
            333-36115         (4)(d)    --   4th dated as of 09/17/97 (Form S-3 filed September 22, 1997)
            333-63229         (4)(c)    --   5th dated as of 08/26/98 (Form S-4 filed September 10, 1998)
               1-9513            (4)    --   6th dated as of 11/9/00 (3rd qtr 2000 Form 10-Q)
            333-74958   (4)(a)(viii)    --   Form of Seventh Indenture (Form S-3 filed December 12, 2001)
(4)(g)         1-9513           (4a)    --   Indenture dated as of June 1, 1997, between CMS Energy and The Bank of New
                                             York, as trustee  (Form 8-K filed July 1, 1997) Indentures Supplemental thereto:
               1-9513         (4)(b)    --   1st dated as of 06/20/97 (Form 8-K filed July 1, 1997)
            333-45556         (4)(e)    --   4th dated as of 08/22/00 (Form S-3 filed September 11, 2000)
(4)(h)                                  --   Form of 7.75% Senior Notes due 2010
(4)(i)         1-9513         (4)(i)    --   Certificate of Designation of 4.50% Cumulative Convertible Preferred Stock
                                             dated as of December 2, 2003 (2003 Form 10-K)
(4)(j)         1-9513         (4)(j)    --   Registration Rights Agreement dated as of July 16, 2003 between CMS Energy and the Initial Purchasers, all as defined therein (2003 Form 10-K)
(4)(k)         1-9513         (4)(k)    --   Registration Rights Agreement dated as of July 17, 2003 between CMS Energy and the Initial Purchasers, all as defined therein (2003 Form 10-K)
(4)(l)         1-9513         (4)(l)    --   Registration Rights Agreement dated as of December 5, 2003 between CMS Energy and the Initial Purchasers, all as defined therein (2003 Form 10-K)
(4)(m)         1-9513         (4)(m)    --   $190 million Fourth Amended and Restated Credit Agreement dated as of December
                                             8, 2003 among CMS Energy, CMS Enterprises, the Banks, and the Administrative
                                             Agent and Collection Agent, all defined therein (2003 Form 10-K)
(4)(n)         1-9513            4.9    --   Pledge and Security Agreement dated as of July 12, 2002 among CMS Energy,
                                             Grantors and the Collateral Agent, all as defined therein (Form 8-K filed July
                                             30, 2002)
(4)(o)         1-9513         (4)(o)    --   Third Amended and Restated Pledge and Security Agreement dated as of December
                                             8, 2003 among CMS Energy and the Collateral Agent, as defined therein (2003
                                             Form 10-K)
(4)(p)         1-9513         (4)(p)    --   Amended and Restated Guaranty dated as of December 8, 2003 by the Guarantor in favor of the Lenders, all as defined therein (2003 Form 10-K)

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(4)(q)         1-9513         (4)(h)    --   $185 million Credit Agreement, as amended, dated May 22, 2003 among CMS Energy and the Financial Institutions, Documentation Agent and Administrative Agent,
                                             as defined therein (2003 Form 10-K)
(5)                                     --   Opinion of Robert C. Shrosbree, Assistant General Counsel for CMS Energy
(8)                                     --   Opinion of Jay M. Silverman, Tax Counsel for CMS Energy regarding tax matters
(10)(a)        1-9513        (10)(b)    --   Form of Employment Agreement entered into by CMS Energy's and Consumers'
                                             executive officers (1999 Form 10-K)
(10)(b)        1-9513        (10)(a)    --   Acknowledgement of Resignation between Tamela W. Pallas and CMS Energy
                                             Corporation (3rd qtr 2002 Form 10-Q)
(10)(c)        1-5611        (10)(g)    --   Consumers' Executive Stock Option and Stock Appreciation
                                             Rights Plan effective December 1, 1989 (1990 Form 10-K)
(10)(d)        1-9513        (10)(b)    --   Employment, Separation and General Release Agreement between William T.
                                             McCormick and CMS Energy Corporation (3rd qtr 2002 Form 10-Q)
(10)(e)        1-9513        (10)(d)    --   CMS Energy's Performance Incentive Stock Plan effective
                                             February 3, 1988, as amended December 3, 1999 (1999 Form 10-K)
(10)(f)        1-9513        (10)(c)    --   Employment, Separation and General Release Agreement between Alan M. Wright and CMS Energy Corporation (3rd qtr 2002 Form 10-Q)
(10)(g)        1-9513        (10)(g)    --   CMS Energy's Salaried Employees Merit Program for 2003 effective January 1,
                                             2003 (2003 Form 10-K)
(10)(h)        1-9513        (10)(m)    --   CMS Deferred Salary Savings Plan effective January 1, 1994 (1993 Form 10-K)
(10)(i)        1-9513        (10)(i)    --   Annual Officer Incentive Compensation Plan for CMS Energy Corporation and its
                                             Subsidiaries effective January 1, 2003 (2003 Form 10-K)
(10)(j)        1-9513        (10)(h)    --   Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers
                                             Energy Company effective January 1, 1982, as amended December 3, 1999 (1999
                                             Form 10-K)
(10)(k)      33-37977            4.1    --   Senior Trust Indenture, Leasehold Mortgage and Security Agreement dated as of
                                             June 1, 1990 between The Connecticut National Bank and United States Trust
                                             Company of New York (MCV Partnership)
                                             Indenture Supplemental thereto:
             33-37977            4.2    --   Supplement No. 1 dated as of June 1, 1990 (MCV Partnership)
(10)(l)        1-9513        (28)(b)    --   Collateral Trust Indenture dated as of June 1, 1990 among Midland Funding
                                             Corporation I, MCV Partnership and United States Trust Company of New York,
                                             Trustee (3rd qtr 1990 Form 10-Q)
                                             Indenture Supplemental thereto:
             33-37977            4.4    --   Supplement No. 1 dated as of June 1, 1990 (MCV Partnership)
(10)(m)        1-9513        (10)(v)    --   Amended and Restated Investor Partner Tax Indemnification Agreement dated as of June 1, 1990 among Investor Partners, CMS Midland as Indemnitor and CMS
                                             Energy as Guarantor (1990 Form 10-K)
(10)(n)        1-9513        (19)(d)*   --   Environmental Agreement dated as of June 1, 1990 made by CMS Energy to The
                                             Connecticut National Bank and Others (1990 Form 10-K)
(10)(o)        1-9513        (10)(z)*   --   Indemnity Agreement dated as of June 1, 1990 made by CMS Energy to Midland
                                             Cogeneration Venture Limited Partnership (1990 Form 10-K)
(10)(p)        1-9513       (10)(aa)*   --   Environmental Agreement dated as of June 1, 1990 made by CMS Energy to United
                                             States Trust Company of New York, Meridian Trust Company, each Subordinated
                                             Collateral Trust Trustee and Holders from time to time of Senior Bonds and
                                             Subordinated Bonds and Participants from time to time in Senior Bonds and
                                             Subordinated Bonds (1990 Form 10-K)
(10)(q)      33-37977           10.4    --   Amended and Restated Participation Agreement dated as of June 1, 1990 among
                                             MCV Partnership, Owner Participant, The Connecticut National Bank, United
                                             States Trust Company, Meridian Trust Company, Midland Funding Corporation I,
                                             Midland Funding Corporation II, MEC Development Corporation and Institutional
                                             Senior Bond Purchasers (MCV Partnership)

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(10)(r)       33-3797           10.4    --   Power Purchase Agreement dated as of July 17, 1986 between MCV Partnership and
                                             Consumers (MCV Partnership)
                                             Amendments thereto:
             33-37977           10.5    --   Amendment No. 1 dated September 10, 1987 (MCV Partnership)
             33-37977           10.6    --   Amendment No. 2 dated March 18, 1988 (MCV Partnership)
             33-37977           10.7    --   Amendment No. 3 dated August 28, 1989 (MCV Partnership)
             33-37977           10.8    --   Amendment No. 4A dated May 25, 1989 (MCV Partnership)
(10)(s)        1-5611        (10)(y)    --   Unwind Agreement dated as of December 10, 1991 by and among CMS Energy,
                                             Midland Group, Ltd., Consumers, CMS Midland, Inc., MEC Development Corp. and
                                             CMS Midland Holdings Company (1991 Form 10-K)
(10)(t)        1-5611        (10)(z)    --   Stipulated AGE Release Amount Payment Agreement dated as of June 1, 1990, among CMS Energy, Consumers and The Dow Chemical Company (1991 Form 10-K)
(10)(u)        1-5611       (10)(aa)*   --   Parent Guaranty dated as of June 14, 1990 from CMS Energy to MCV, each of the
                                             Owner Trustees, the Indenture Trustees, the Owner Participants and the Initial
                                             Purchasers of Senior Bonds in the MCV Sale Leaseback transaction, and MEC
                                             Development (1991 Form 10-K)
(10)(v)        1-8157          10.41    --   Contract for Firm Transportation of Natural Gas between Consumers Power
                                             Company and Trunkline Gas Company, dated November 1, 1989, and Amendment, dated November 1, 1989 (1989 Form 10-K of PanEnergy Corp.)
(10)(w)        1-8157          10.41    --   Contract for Firm Transportation of Natural Gas between Consumers Power
                                             Company and Trunkline Gas Company, dated November 1, 1989 (1991 Form 10-K of
                                             PanEnergy Corp.)
(10)(x)        1-2921          10.03    --   Contract for Firm Transportation of Natural Gas between Consumers Power
                                             Company and Trunkline Gas Company, dated September 1, 1993 (1993 Form 10-K)
(10)(y)        1-9513        (10)(y)    --   Purchase Agreement dated July 16, 2003 between CMS Energy and the Initial
                                             Purchasers, as defined therein (2003 Form 10-K)
(10)(z)        1-9513        (10)(z)    --   Purchase Agreement dated July 17, 2003 between CMS Energy and the Initial
                                             Purchasers, as defined therein (2003 Form 10-K)
(10)(aa)       1-9513       (10)(aa)    --   Purchase Agreement dated December 1, 2003 between CMS Energy and the Initial
                                             Purchasers, as defined therein (2003 Form 10-K)
(10)(bb)       1-5611             10    --   First Amended and Restated Employment Agreement between Kenneth Whipple and
                                             CMS Energy Corporation effective as of September 1, 2003 (8-K dated October
                                             24, 2003)
(10)(cc)       1-9513       (10)(cc)    --   Annual Management Incentive Compensation Plan for CMS Energy Corporation and
                                             its Subsidiaries effective January 1, 2003 (2003 Form 10-K)
(10)(dd)       1-9513       (10)(dd)    --   Annual Employee Incentive Compensation Plan for CMS Energy Corporation and its
                                             Subsidiaries effective January 1, 2003 (2003 Form 10-K)
(12)           1-9513          12(a)    --   Statement regarding computation of CMS Energy's Ratio of Earnings to Fixed
                                             Charges (2003 Form 10-K)
(16)           1-5611           16.1    --   Letter from Arthur Andersen LLP to the Securities and Exchange Commission
                                             dated April 29, 2002 regarding change in certifying accountant  (Form 8-K filed April 29, 2002)
(21)           1-9513                   --   Subsidiaries of CMS Energy (Form U-3A-2 filed February 27, 2004)
(23)(a)                                 --   Consent of Robert C. Shrosbree, Assistant General Counsel for CMS Energy
                                             (included in Exhibit 5 above)
(23)(b)                                 --   Consent of Jay M. Silverman, Tax Counsel for CMS Energy (included in Exhibit 8 above)
(23)(c)                                 --   Consent of Ernst & Young LLP
(23)(d)                                 --   Consent of PricewaterhouseCoopers LLP
(23)(e)                                 --   Consent of Price Waterhouse

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(24)                                    --   Power of Attorney for CMS Energy
(25)                                    --   Statement of Eligibility and Qualification of J.P. Morgan Trust Company, N.A.
(99)(a)                                 --   Form of Letter of Transmittal
(99)(b)                                 --   Certification of Taxpayer Identification Number on Substitute Form W-9
(99)(c)                                 --   Form of Notice of Guaranteed Delivery

----------
* Obligations of only CMS Holdings and CMS Midland, second tier subsidiaries of Consumers, and of CMS Energy but not of Consumers.

      Exhibits listed above that have heretofore been filed with the Securities and Exchange Commission pursuant to various acts administered by the Commission, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

      Exhibits listed above that have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.

ITEM 22. UNDERTAKINGS.

      The undersigned registrants hereby undertake:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that as claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

      (3) To respond to requests for information that is incorporated by reference in to the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Jackson, and State of Michigan, on the 12th day of March, 2004.

                                                    CMS ENERGY CORPORATION

                                                    By:   /s/ Thomas J. Webb
                                                       -------------------------
                                                          Thomas J. Webb
                                                    Executive Vice President and
                                                      Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 12, 2004.

     NAME                                           TITLE

(i)   PRINCIPAL EXECUTIVE OFFICER:

        /s/  KENNETH WHIPPLE                        Chairman of the Board
-----------------------------------                 and Chief Executive Officer
             Kenneth Whipple

(ii)  PRINCIPAL FINANCIAL OFFICER:

        /s/  THOMAS J. WEBB                         Executive Vice President and
-----------------------------------                 Chief  Financial Officer
             Thomas J. Webb

(iii) CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER

        /s/  GLENN P. BARBA                         Vice President, Controller
-----------------------------------                 and Chief Accounting Officer
             Glenn P. Barba

                 *
-----------------------------------
         (James J. Duderstadt)                      Director

                 *
-----------------------------------
        (Kathleen R. Flaherty)                      Director

                 *
-----------------------------------
             (Earl D. Holton)                       Director

                 *
-----------------------------------
            (David W. Joos)                         Director

                 *
-----------------------------------
        (Michael T. Monahan)                        Director

                 *
-----------------------------------
        (Joseph F. Paquette, Jr.)                   Director


-----------------------------------
          (William U. Parfet)                       Director

                 *
-----------------------------------
              (Percy A. Pierre)                     Director

                 *
-----------------------------------
          (S. Kinnie Smith, Jr.)                    Director

                 *
-----------------------------------
           (Kenneth L. Way)                         Director

                 *
-----------------------------------
             (Kenneth Whipple)                      Director

                 *
-----------------------------------
           (John B. Yasinsky)                       Director

*By:         /s/ THOMAS J. WEBB
    -------------------------------
        Thomas J. Webb
        Attorney in-fact

                                  EXHIBIT INDEX

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(3)(a)      333-51932         (3)(a)    --   Restated Articles of Incorporation of CMS Energy  (Form S-3 filed December 15,
                                             2000)
(3)(b)      333-45556         (3)(b)    --   By-Laws of CMS Energy  (Form S-3 filed September 11, 2000)
(3)(c)         1-5611         3(c)      --   Restated Articles of Incorporation dated May 26, 2000, of Consumers (2000 Form
                                             10-K)
(3)(d)         1-5611         (3)(d)    --   By-Laws of Consumers (1st qtr. 2003 Form 10-Q)
(4)(a)        2-65973       (b)(1)-4    --   Indenture dated as of September 1, 1945, between Consumers And Chemical Bank
                                             (successor to Manufacturers Hanover Trust Company), as Trustee, including therein indentures supplemental thereto through the Forty-third Supplemental
                                             Indenture dated as of May 1, 1979
                                        --   Indentures Supplemental thereto:
             33-41126         (4)(c)    --   68th dated as of 06/15/93
               1-5611            (4)    --   69th dated as of 09/15/93 (Form 8-K dated Sep. 21, 1993)
               1-5611         (4)(a)    --   70th dated as of 02/01/98 (1997 Form 10-K)
               1-5611         (4)(a)    --   71st dated as of 03/06/98 (1997 Form 10-K)
            333-58943         (4)(d)    --   73rd dated as of 06/15/98 (Form S-4 dated July 13, 1998)
               1-5611         (4)(b)    --   74th dated as of 10/29/98 (3rd qtr. 1998 Form 10-Q)
               1-5611         (4)(b)    --   75th dated as of 10/1/99 (1999 Form 10-K)
               1-5611         (4)(d)    --   77th dated as of 10/1/99 (1999 Form 10-K)
               1-5611           4(b)    --   79th dated as of 9/26/01 (3rd qtr 2001 10-Q)
               1-5611        4(a)(i)    --   80th dated as of 3/22/02 (2001 Form 10-K)
               1-5611         (4)(a)    --   87th dated as of 3/26/03 (1st qtr. 2003 Form 10-Q)
               1-5611         (4)(d)    --   90th dated as of 3/30/03 (1st qtr. 2003 Form 10-Q)
               1-5611         (4)(a)    --   91st dated as of 5/23/03 (3rd qtr. 2003 Form 10-Q)
               1-5611         (4)(b)    --   92nd dated as of 8/26/03 (3rd qtr. 2003 Form 10-Q)
               1-5611         (4)(c)    --   93rd dated as of 9/17/03 (3rd qtr. 2003 Form 10-Q)
           333-111220      (4)(a)(i)    --   94th dated as of 11/7/03 (Consumers Form S-4 dated December 16, 2003)
(4)(b)         1-5611         (4)(b)    --   Indenture dated as of January 1, 1996 between Consumers and The Bank of New
                                             York, as Trustee (1995 Form 10-K)
                                        --   Indentures Supplemental thereto:
               1-5611         (4)(b)    --   1st dated as of 01/18/96 (1995 Form 10-K)
               1-5611         (4)(a)    --   2nd dated as of 09/04/97 (3rd qtr 1997 Form 10-Q)
               1-9513         (4)(a)    --   3rd 11/04/99 (3rd qtr 1999 Form 10-Q)
(4)(c)         1-5611         (4)(c)    --   Indenture dated as of February 1, 1998 between Consumers and JPMorgan Chase
                                             (formerly "The Chase Manhattan Bank), as Trustee (1997 Form 10-K)
               1-5611         (4)(a)    --   1st dated as of 05/01/98 (1st Qtr. 1998 Form 10-Q)
            333-58943         (4)(b)    --   2nd dated as of 06/15/98
               1-5611         (4)(a)    --   3rd 10/29/98 (3rd qtr. 1998 Form 10-Q)
4(d)           1-5611         (4)(e)    --   $140 million Term Loan Agreement dated March 26, 2003 between Consumers Energy
                                             Company and the Bank/Agent, as defined therein (1st qtr. 2003 Form 10-Q)
(4)(e)       33-47629         (4)(a)    --   Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as
                                             Trustee  (Form S-3 filed May 1, 1992)
                                        --   Indentures Supplemental thereto:
            333-37241         (4)(a)    --   4th dated as of 09/26/97 (Form S-3 filed October 6, 1997)
               1-9513         (4)(d)    --   6th dated as of 01/13/98 (1997 Form 10-K)
               1-9513      (4)(d)(i)    --   7th dated as of 01/25/99 (1998 Form 10-K)
            333-48276            (4)    --   10th dated as of 10/12/00 (Form S-3 filed October 19, 2000)
            333-58686            (4)    --   11th dated as of 03/29/01 (Form S-8 filed April 11, 2001)
            333-51932         (4)(a)    --   12th dated as of 07/02/01 (Form POS AM filed August 8, 2001)
4(e)(i)        1-9513      (4)(e)(i)    --   13th dated as of 07/16/03 (2003 Form 10-K)
4(e)(ii)       1-9513     (4)(e)(ii)    --   14th dated as of 07/17/03 (2003 Form 10-K)
(4)(f)         1-9513         (4)(b)    --   Indenture between CMS Energy and JPMorgan Chase (formerly "The Chase Manhattan
                                             Bank"), as Trustee, dated as of January 15, 1994  (Form 8-K dated March 29,
                                             1994)
                                        --   Indentures Supplemental thereto:
               1-9513           (4b)    --   1st dated as of 01/20/94 (Form 8-K dated March 29, 1994)
               1-9513            (4)    --   2nd dated as of 03/19/96 (1st qtr 1996 Form 10-Q)

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
               1-9513     (4)(a)(iv)    --   3rd dated as of 03/17/97 (Form 8-K dated May 1, 1997)
            333-36115         (4)(d)    --   4th dated as of 09/17/97 (Form S-3 filed September 22, 1997)
            333-63229         (4)(c)    --   5th dated as of 08/26/98 (Form S-4 filed September 10, 1998)
               1-9513            (4)    --   6th dated as of 11/9/00 (3rd qtr 2000 Form 10-Q)
            333-74958   (4)(a)(viii)    --   Form of Seventh Indenture (Form S-3 filed December 12, 2001)
(4)(g)         1-9513           (4a)    --   Indenture dated as of June 1, 1997, between CMS Energy and The Bank of New
                                             York, as trustee  (Form 8-K filed July 1, 1997) Indentures Supplemental thereto:
               1-9513         (4)(b)    --   1st dated as of 06/20/97 (Form 8-K filed July 1, 1997)
            333-45556         (4)(e)    --   4th dated as of 08/22/00 (Form S-3 filed September 11, 2000)
(4)(h)                                  --   Form of 7.75% Senior Notes due 2010
(4)(i)         1-9513         (4)(i)    --   Certificate of Designation of 4.50% Cumulative Convertible Preferred Stock
                                             dated as of December 2, 2003 (2003 Form 10-K)
(4)(j)         1-9513         (4)(j)    --   Registration Rights Agreement dated as of July 16, 2003 between CMS Energy and the Initial Purchasers, all as defined therein (2003 Form 10-K)
(4)(k)         1-9513         (4)(k)    --   Registration Rights Agreement dated as of July 17, 2003 between CMS Energy and the Initial Purchasers, all as defined therein (2003 Form 10-K)
(4)(l)         1-9513         (4)(l)    --   Registration Rights Agreement dated as of December 5, 2003 between CMS Energy and the Initial Purchasers, all as defined therein (2003 Form 10-K)
(4)(m)         1-9513         (4)(m)    --   $190 million Fourth Amended and Restated Credit Agreement dated as of December
                                             8, 2003 among CMS Energy, CMS Enterprises, the Banks, and the Administrative
                                             Agent and Collection Agent, all defined therein (2003 Form 10-K)
(4)(n)         1-9513            4.9    --   Pledge and Security Agreement dated as of July 12, 2002 among CMS Energy,
                                             Grantors and the Collateral Agent, all as defined therein (Form 8-K filed July
                                             30, 2002)
(4)(o)         1-9513         (4)(o)    --   Third Amended and Restated Pledge and Security Agreement dated as of December
                                             8, 2003 among CMS Energy and the Collateral Agent, as defined therein (2003
                                             Form 10-K)
(4)(p)         1-9513         (4)(p)    --   Amended and Restated Guaranty dated as of December 8, 2003 by the Guarantor in favor of the Lenders, all as defined therein (2003 Form 10-K)
(4)(q)         1-9513         (4)(h)    --   $185 million Credit Agreement, as amended, dated May 22, 2003 among CMS Energy and the Financial Institutions, Documentation Agent and Administrative Agent,
                                             as defined therein (2003 Form 10-K)
(5)                                     --   Opinion of Robert C. Shrosbree, Assistant General Counsel for CMS Energy
(8)                                     --   Opinion of Jay M. Silverman, Tax Counsel for CMS Energy regarding tax matters
(10)(a)        1-9513        (10)(b)    --   Form of Employment Agreement entered into by CMS Energy's and Consumers'
                                             executive officers (1999 Form 10-K)
(10)(b)        1-9513        (10)(a)    --   Acknowledgement of Resignation between Tamela W. Pallas and CMS Energy
                                             Corporation (3rd qtr 2002 Form 10-Q)
(10)(c)        1-5611        (10)(g)    --   Consumers' Executive Stock Option and Stock Appreciation Rights Plan effective
                                             December 1, 1989 (1990 Form 10-K)
(10)(d)        1-9513        (10)(b)    --   Employment, Separation and General Release Agreement between William T.
                                             McCormick and CMS Energy Corporation (3rd qtr 2002 Form 10-Q)
(10)(e)        1-9513        (10)(d)    --   CMS Energy's Performance Incentive Stock Plan effective February 3, 1988, as amended December 3, 1999 (1999 Form 10-K)
(10)(f)        1-9513        (10)(c)    --   Employment, Separation and General Release Agreement between Alan M. Wright and CMS Energy Corporation (3rd qtr 2002 Form 10-Q)
(10)(g)        1-9513        (10)(g)    --   CMS Energy's Salaried Employees Merit Program for 2003 effective January 1,
                                             2003 (2003 Form 10-K)
(10)(h)        1-9513        (10)(m)    --   CMS Deferred Salary Savings Plan effective January 1, 1994 (1993 Form 10-K)
(10)(i)        1-9513        (10)(i)    --   Annual Officer Incentive Compensation Plan for CMS Energy Corporation and its
                                             Subsidiaries effective January 1, 2003 (2003 Form 10-K)

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(10)(j)        1-9513        (10)(h)    --   Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers
                                             Energy Company effective January 1, 1982, as amended December 3, 1999 (1999
                                             Form 10-K)
(10)(k)      33-37977            4.1    --   Senior Trust Indenture, Leasehold Mortgage and Security Agreement dated as of
                                             June 1, 1990 between The Connecticut National Bank and United States Trust
                                             Company of New York (MCV Partnership)
                                             Indenture Supplemental thereto:
             33-37977            4.2    --   Supplement No. 1 dated as of June 1, 1990 (MCV Partnership)
(10)(l)        1-9513        (28)(b)    --   Collateral Trust Indenture dated as of June 1, 1990 among Midland Funding
                                             Corporation I, MCV Partnership and United States Trust Company of New York,
                                             Trustee (3rd qtr 1990 Form 10-Q)
                                             Indenture Supplemental thereto:
             33-37977            4.4    --   Supplement No. 1 dated as of June 1, 1990 (MCV Partnership)
(10)(m)        1-9513        (10)(v)    --   Amended and Restated Investor Partner Tax Indemnification Agreement dated as of June 1, 1990 among Investor Partners, CMS Midland as Indemnitor and CMS
                                             Energy as Guarantor (1990 Form 10-K)
(10)(n)        1-9513        (19)(d)*   --   Environmental Agreement dated as of June 1, 1990 made by CMS Energy to The
                                             Connecticut National Bank and Others (1990 Form 10-K)
(10)(o)        1-9513        (10)(z)*   --   Indemnity Agreement dated as of June 1, 1990 made by CMS Energy to Midland
                                             Cogeneration Venture Limited Partnership (1990 Form 10-K)
(10)(p)        1-9513       (10)(aa)*   --   Environmental Agreement dated as of June 1, 1990 made by CMS Energy to United
                                             States Trust Company of New York, Meridian Trust Company, each Subordinated
                                             Collateral Trust Trustee and Holders from time to time of Senior Bonds and
                                             Subordinated Bonds and Participants from time to time in Senior Bonds and
                                             Subordinated Bonds (1990 Form 10-K)
(10)(q)      33-37977           10.4    --   Amended and Restated Participation Agreement dated as of June 1, 1990 among
                                             MCV Partnership, Owner Participant, The Connecticut National Bank, United
                                             States Trust Company, Meridian Trust Company, Midland Funding Corporation I,
                                             Midland Funding Corporation II, MEC Development Corporation
                                             and Institutional Senior Bond Purchasers (MCV Partnership)
(10)(r)       33-3797           10.4    --   Power Purchase Agreement dated as of July 17, 1986 between MCV Partnership and
                                             Consumers (MCV Partnership) Amendments thereto:
             33-37977           10.5    --   Amendment No. 1 dated September 10, 1987 (MCV Partnership)
             33-37977           10.6    --   Amendment No. 2 dated March 18, 1988 (MCV Partnership)
             33-37977           10.7    --   Amendment No. 3 dated August 28, 1989 (MCV Partnership)
             33-37977           10.8    --   Amendment No. 4A dated May 25, 1989 (MCV Partnership)
(10)(s)        1-5611        (10)(y)    --   Unwind Agreement dated as of December 10, 1991 by and among CMS Energy,
                                             Midland Group, Ltd., Consumers, CMS Midland, Inc., MEC Development Corp. and
                                             CMS Midland Holdings Company (1991 Form 10-K)
(10)(t)        1-5611        (10)(z)    --   Stipulated AGE Release Amount Payment Agreement dated as of June 1, 1990, among CMS Energy, Consumers and The Dow Chemical Company (1991 Form 10-K)
(10)(u)        1-5611       (10)(aa)*   --   Parent Guaranty dated as of June 14, 1990 from CMS Energy to MCV, each of the
                                             Owner Trustees, the Indenture Trustees, the Owner Participants and the Initial
                                             Purchasers of Senior Bonds in the MCV Sale Leaseback transaction, and MEC
                                             Development (1991 Form 10-K)
(10)(v)        1-8157          10.41    --   Contract for Firm Transportation of Natural Gas between Consumers Power
                                             Company and Trunkline Gas Company, dated November 1, 1989, and Amendment, dated November 1, 1989 (1989 Form 10-K of PanEnergy Corp.)
(10)(w)        1-8157          10.41    --   Contract for Firm Transportation of Natural Gas between Consumers Power
                                             Company and Trunkline Gas Company, dated November 1, 1989 (1991 Form 10-K of
                                             PanEnergy Corp.)

               PREVIOUSLY FILED
           -------------------------
            WITH FILE    AS EXHIBIT
EXHIBITS     NUMBER        NUMBER            DESCRIPTION
--------   ----------   ------------         -----------
(10)(x)        1-2921          10.03    --   Contract for Firm Transportation of Natural Gas between Consumers Power
                                             Company and Trunkline Gas Company, dated September 1, 1993 (1993 Form 10-K)
(10)(y)        1-9513        (10)(y)    --   Purchase Agreement dated July 16, 2003 between CMS Energy and the Initial
                                             Purchasers, as defined therein (2003 Form 10-K)
(10)(z)        1-9513        (10)(z)    --   Purchase Agreement dated July 17, 2003 between CMS Energy and the Initial
                                             Purchasers, as defined therein (2003 Form 10-K)
(10)(aa)       1-9513       (10)(aa)    --   Purchase Agreement dated December 1, 2003 between CMS Energy and the Initial
                                             Purchasers, as defined therein (2003 Form 10-K)
(10)(bb)       1-5611             10    --   First Amended and Restated Employment Agreement between Kenneth Whipple and
                                             CMS Energy Corporation effective as of September 1, 2003 (8-K dated October
                                             24, 2003)
(10)(cc)       1-9513       (10)(cc)    --   Annual Management Incentive Compensation Plan for CMS Energy Corporation and
                                             its Subsidiaries effective January 1, 2003 (2003 Form 10-K)
(10)(dd)       1-9513       (10)(dd)    --   Annual Employee Incentive Compensation Plan for CMS Energy Corporation and its
                                             Subsidiaries effective January 1, 2003 (2003 Form 10-K)
(12)           1-9513          12(a)    --   Statement regarding computation of CMS Energy's Ratio of Earnings to Fixed
                                             Charges (2003 Form 10-K)
(16)           1-5611           16.1    --   Letter from Arthur Andersen LLP to the Securities and Exchange Commission
                                             dated April 29, 2002 regarding change in certifying accountant  (Form 8-K filed April 29, 2002)
(21)           1-9513                   --   Subsidiaries of CMS Energy (Form U-3A-2 filed February 27, 2004)
(23)(a)                                 --   Consent of Robert C. Shrosbree, Assistant General Counsel for CMS Energy
                                             (included in Exhibit 5 above)
(23)(b)                                 --   Consent of Jay M. Silverman, Tax Counsel for CMS Energy (included in Exhibit 8 above)
(23)(c)                                 --   Consent of Ernst & Young LLP
(23)(d)                                 --   Consent of PricewaterhouseCoopers LLP
(23)(e)                                 --   Consent of Price Waterhouse
(24)                                    --   Power of Attorney for CMS Energy
(25)                                    --   Statement of Eligibility and Qualification of J.P. Morgan Trust Company, N.A.
(99)(a)                                 --   Form of Letter of Transmittal
(99)(b)                                 --   Certification of Taxpayer Identification Number on Substitute Form W-9
(99)(c)                                 --   Form of Notice of Guaranteed Delivery

----------

* Obligations of only CMS Holdings and CMS Midland, second tier subsidiaries of Consumers, and of CMS Energy but not of Consumers.

      Exhibits listed above that have heretofore been filed with the Securities and Exchange Commission pursuant to various acts administered by the Commission, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

      Exhibits listed above that have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.


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